Building Momentum

2025 Annual Report

Fiscal Year 2025 Form 10-K

Proxy Statement for the 2026
Annual Meeting of Stockholders







Regional Management Corp.
979 Batesville Road, Suite B
Greer, South Carolina 29651
www.regionalmanagement.com

Dear Valued Stockholders:

In 2025, we delivered strong performance while continuing to invest in the long-term growth of our business. We grew our loan portfolio, improved operating efficiency, strengthened credit performance, and maintained a disciplined approach to capital allocation. As I stepped into the role of President and Chief Executive Officer late in the year, it became clear to me that Regional's strong culture, proven operating model, and talented team provide a powerful foundation for our next phase of growth.

We generated **net income of $44.4 million** and **diluted earnings per share of $4.45** in 2025. Our portfolio grew to **$2.1 billion in net finance receivables,** representing **13% growth from year-end 2024,** while **total revenue increased to $646 million,** up nearly **10% year-over-year.** These results reflect strong customer demand, disciplined underwriting, and consistent execution across the organization.

Our strategy is centered on three priorities: **responsible portfolio growth, continued improvement in credit performance, and driving operating leverage to increase returns.** Our **auto-secured lending product** remains a compelling opportunity and grew more than **40% year-over-year** in 2025. We also expanded our geographic footprint by opening **17 new branches,** increasing our addressable market and supporting continued portfolio growth.

Credit performance improved during the year as the benefits of tighter underwriting and enhanced analytics continued to take hold. Looking ahead, we remain focused on improving credit outcomes and reducing our net credit loss rate over time, with a **long-term portfolio risk tolerance level below a 10% net credit loss rate**

We also continued to improve the efficiency of our operating model. Our **operating expense ratio declined to 13.1%,** representing a **70 basis point improvement from the prior year.** These gains demonstrate the operating leverage embedded in our model and reflect our focus on productivity, scale, and disciplined cost management, even as we continue investing in our people, data, digital, and AI capabilities. We have a tremendous opportunity to digitize and streamline our loan origination process, thereby reducing friction for our customers and our employees.

We maintained a strong balance sheet and a disciplined capital allocation strategy throughout the year. In 2025, we had **$74 million of capital generation** and returned **$36 million to shareholders** through dividends and share repurchases, while maintaining ample liquidity to support our growth initiatives.

Throughout 2025, we prepared to execute on an important strategic initiative: a **lending partnership with Column N.A., a nationally chartered bank.** This partnership launched in March 2026 and provides meaningful strategic benefits, including faster entry into new markets, the ability to broaden our product offerings, greater product and operational uniformity across states, and the opportunity to expand our customer reach. Over time, we believe this capability will enhance our growth opportunities and increase risk-adjusted returns.

Over the longer term, our objective is clear: to deliver **sustainable, profitable growth while generating attractive returns for shareholders.** We believe we can achieve this through responsible portfolio growth, improving credit performance, continued operating leverage, and disciplined capital management, which together **will drive increase in our return on equity.**

Regional enters this next chapter with strong momentum, a talented team, and a clear strategic focus. I would like to thank our team members for their dedication and our shareholders for their continued confidence in our company. We remain committed to serving our customers responsibly, supporting the communities in which we operate, and creating long-term value for our shareholders.

Best regards,

Lakhbir Singh Lamba

Lakhbir Lamba
President and Chief Executive Officer

This letter and annual report to stockholders may contain forward-looking statements. Please refer to our Annual Report on Form 10-K, which accompanies this letter and annual report to stockholders, for additional information regarding forward-looking statements.



**Annual Report on Form 10-K
for the Year Ended December 31, 2025**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-35477

Regional Management Corp.
(Exact name of registrant as specified in its charter)

Delaware	**57-0847115**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
979 Batesville Road, Suite B	
Greer, South Carolina	**29651**
(Address of principal executive offices)	**(Zip Code)**

(864) 448-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.10 par value	RM	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the common stock held by non-affiliates of the registrant was $235,369,156 based upon the closing sale price as reported on the New York Stock Exchange. See Part II, Item 5 of this Annual Report on Form 10-K for additional information.

As of February 17, 2026, there were 9,396,929 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Certain information required by Part III of this Annual Report on Form 10-K is incorporated herein by reference to the Proxy Statement for the registrant's 2026 Annual Meeting of Stockholders, which is expected to be filed pursuant to Regulation 14A within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

REGIONAL MANAGEMENT CORP.

ANNUAL REPORT ON FORM 10-K
Fiscal Year Ended December 31, 2025

TABLE OF CONTENTS

GLOSSARY

Terms and abbreviations used in this report are defined below:

Term or Abbreviation	Definition
2015 Plan	2015 Long-Term Incentive Plan
2024 Plan	2024 Long-Term Incentive Plan
ACH	automated clearing house
AFS	available-for-sale
AI	artificial intelligence
APR	annual percentage rate
ASU	Accounting Standards Update
AWS	Amazon Web Services
Board	the Company's Board of Directors
B(W)	comparatively better shown as positives, comparatively worse shown as negatives
Bylaws	the Company's bylaws
CAGR	compound annual growth rate
CFPB	Consumer Financial Protection Bureau
CODM	Chief Operating Decision Maker
Code of Ethics	the Code of Business Conduct and Ethics adopted by the Board
Company	Regional Management Corp.
Consent Agreement	Consent Agreement between the CFPB and the Company dated January 4, 2024
Cost of funds	annualized (as applicable) interest expense as a percentage of average net finance receivables
Debt balance	the balance for each respective debt agreement, composed of principal balance and accrued interest
Delinquency rate	delinquent loans outstanding as a percentage of ending net finance receivables
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
ERM	enterprise risk management
Exchange Act	the Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standard Board
FICO	Fair Isaac Corporation
Funded debt-to-equity ratio	debt divided by total stockholders' equity
GAAP	U.S. Generally Accepted Accounting Principles
Inc (Dec)	comparative increases shown as positives, comparative decreases shown as negatives
Interest and fee yield	annualized (as applicable) interest and fee income as a percentage of average net finance receivables
Issuance Trust	the Company's indirect SPE through which private offerings and sales consisting of the issuance of classes of fixed-rate, asset-backed notes are completed
KTIP	key team member incentive program
LGD	loss given default
LTIP	long-term incentive program
Net credit loss rate	annualized (as applicable) net credit losses as a percentage of average net finance receivables
Nortridge	Nortridge Software, LLC
Notice	notice provided by the CFPB to the Company dated March 7, 2023
NQSO	nonqualified stock option
NYSE	New York Stock Exchange
Operating expense ratio	annualized (as applicable) general and administrative expenses as a percentage of average net finance receivables
PD	probability of default
PRSU	performance restricted stock unit
Receivables	certain retail installment contracts and promissory notes that secure certain financing arrangements
RMIT	Regional Management Issuance Trust
RMR	Regional Management Receivables

Term or Abbreviation	Definition
RMR III	Regional Management Receivables III, LLC
RMR IV	Regional Management Receivables IV, LLC
RMR V	Regional Management Receivables V, LLC
RMR VI	Regional Management Receivables VI, LLC
RMR VII	Regional Management Receivables VII, LLC
RSA	restricted stock award
RSU	restricted stock unit
SDIS	Senior Director of Information Security
SEC	Securities and Exchange Commission
Servicer	the Company, acting in the capacity as the servicer with respect to securitizations
SOFR	secured overnight financing rate
SPE	wholly owned, bankruptcy-remote, special purpose entity
Stockholders' equity ratio	total stockholders' equity as a percentage of total assets
VIE	variable interest entity
YoY	year-over-year

FORWARD-LOOKING STATEMENTS

Each of the terms "Regional," the "Company," "we," "us," and "our" as used herein refers collectively to Regional Management Corp. and its wholly owned subsidiaries, unless otherwise stated.

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, certain statements and disclosures contained in Part I, Item 1, "Business," Part I, Item 1A, "Risk Factors," and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements include, but are not limited to, statements about our strategies, future operations, future financial position, future revenues, projected costs, expectations regarding demand and acceptance for our financial products, growth opportunities and trends in the market in which we operate, prospects, plans and objectives of management, representations, and contentions, and are not historical facts. Forward-looking statements typically are identified by the use of terms such as "may," "will," "would," "should," "could," "likely," "intend," "expect," "plan," "project," "anticipate," "believe," "estimate," "predict," "potential," "continue," "outlook," and similar words, although some forward-looking statements are expressed differently. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. The forward-looking statements included herein reflect and contain management's current judgment and involve risks and uncertainties that could cause actual results, events, and/or performance to differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements. Such risks and uncertainties include, without limitation, the risks set forth in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K. We do not intend to update any of these forward-looking statements or publicly announce the results of or any revisions to these forward-looking statements, other than as is required under the federal securities laws.

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto.

PART I

ITEM 1. *BUSINESS*.

Overview

We are a diversified consumer finance company that provides installment loan products primarily to customers with limited access to consumer credit from banks, thrifts, credit card companies, and other lenders. As of December 31, 2025, we operated under the name "Regional Finance" online and in branch locations in 19 states across the United States, serving 590,800 active accounts. Most of our loan products are secured, and each is structured on a fixed-rate, fixed-term basis with fully amortizing equal monthly installment payments, repayable at any time without penalty. We source our loans through our omni-channel platform, which includes our branches, centrally-managed direct mail campaigns, digital partners, and consumer website. We operate an integrated branch model in which nearly all loans, regardless of origination channel, are serviced through our branch network with the support of centralized sales, underwriting, service, collections, and administrative teams. This model provides us with frequent in-person contact with our customers, which we believe improves our credit performance and customer loyalty. Our goal is to consistently grow our finance receivables and to soundly manage our portfolio risk, while providing our customers with attractive and easy-to-understand loan products that serve their varied financial needs.

Our core products are large and small installment loans. As a complement to our loan products, we offer our customers optional payment and collateral protection insurance.

- **Large Loans** – We offer large installment loans with cash proceeds to customers ranging from $2,501 to $35,000, with terms between 18 and 60 months. Our large loans are typically secured by non-essential household goods and/or a vehicle. As of December 31, 2025, we had 289,300 large loans outstanding representing $1.6 billion in finance receivables, or an average of approximately $5,500 per loan. In 2025, 2024, and 2023, interest and fee income from large loans contributed $382.9 million, $337.7 million, and $323.9 million, respectively, to our total revenue.

- **Small Loans** – We offer small installment loans with cash proceeds to customers ranging from $500 to $2,500, with terms of up to 48 months. Our small loans are typically secured by non-essential household goods and/or, to a lesser extent, a lien on a vehicle. As of December 31, 2025, we had 301,500 small loans outstanding representing $547.0 million in finance receivables, or an average of approximately $1,800 per loan. In 2025, 2024, and 2023, interest and fee income from small loans contributed $196.0 million, $191.2 million, and $165.8 million, respectively, to our total revenue.

- **Optional Payment and Collateral Protection Insurance Products** – We offer our customers optional payment and collateral protection insurance relating to our loan products, including credit life insurance, accident and health insurance, involuntary unemployment insurance, and personal property insurance. In 2025, 2024, and 2023, insurance income, net contributed $45.6 million, $40.7 million, and $44.5 million, respectively, to our total revenue.

Industry, Customers, and Purpose

We operate in the consumer finance industry, in which consumers are generally described as super-prime (most creditworthy), prime, near-prime, non-prime, subprime, or deep-subprime (least creditworthy). Our customers typically have less-than-perfect credit profiles and, for that reason, are generally considered subprime, non-prime, or near-prime consumers. As a result, our customers often do not qualify for prime financing from banks, thrifts, credit card providers, and other lenders. However, like prime consumers, our customers have a need and a desire to utilize credit.

Notwithstanding that many lenders are unwilling to serve our customers, we believe that responsible, transparent, and fairly priced credit products should be made available to our customers. We exist to serve that purpose, and accordingly, we offer our customers access to credit through our affordable, easy-to-understand large and small loan products, which we price on fair terms in consideration of the associated credit risk and servicing costs.

The weighted-average APR of our large loans, which are reserved for higher credit quality customers who meet more stringent underwriting requirements than those applied to small loan applicants, was 30.6% for loans originated in 2025. The weighted-average APR of our small loans originated in 2025 was 44.3%. We believe that the rates on our products are significantly more attractive than many other credit options available to our customers, such as payday, pawn, and title loans, which often come with APRs over 300%. Our loans are also safer and more favorably structured than loans offered by alternative financial service providers. We underwrite our loans based on an applicant's ability to repay, whereas payday, pawn, and title loans are typically underwritten based on an ability to collect, either through access to the borrower's bank account or by repossession and sale of collateral. We

also structure our loans on a fixed-rate, fixed-term basis with fully amortizing, equal monthly installment payments that are designed to be affordable for our customers and made over a weighted-average term of 51 months and 26 months for large and small loans, respectively (for loans originated in 2025). By comparison, payday, pawn, and title loans typically have balloon payments following short terms of 14 to 60 days.

Importantly, we further differentiate ourselves from alternative financial service providers by reporting our customers' payment performance to credit bureaus. This practice provides our customers with the opportunity to improve their credit profile by establishing a responsible payment history with us and, ultimately, to gain access to a wider range of credit options, including our own. For example, in 2025, we worked with many of our deserving customers to refinance approximately 26,000 of our customers' small loans into large loans, representing $163.3 million in finance receivables at origination, and resulting in a decrease in these customers' average APR from 42.7% to 30.6%. We also believe that, over time, many of our customers transition away from our company to prime sources of credit.

Our diversity of loan products with competitive, safe, and transparent pricing and terms, combined with the opportunity for our customers to improve their credit history and profile, distinguishes us in the consumer finance market, provides us with a competitive advantage, and allows us to serve an important purpose that is mutually beneficial to our customers, communities, employees, and stockholders.

Business Model

Omni-Channel Platform. Our omni-channel platform, which includes our branches, direct mail campaigns, digital partners, and consumer website, enables us to offer a range of loan products to new, existing, and former customers throughout our markets. We began building our branch network over 35 years ago and have expanded the network to 353 branches in 19 states as of December 31, 2025. Our branch personnel market our products in a number of ways, including through customer referrals, direct telephone and mail solicitations of current and former customers, and by leveraging our direct mail program and leads generated by our digital affiliates and consumer website. Our direct mail campaigns include mailings of pre-screened convenience checks, pre-qualified offers, and invitations to apply, which enable us to market our products to millions of current and potential customers in a cost-effective manner. We have also developed our consumer website and partnered with digital lead generation sources to promote our products and facilitate loan applications. We believe that our omni-channel platform provides us with a competitive advantage by giving us broad access to our existing and former customers and multiple avenues to attract new customers.

Attractive Products for Customers with Limited Access to Credit. Our flexible loan products, generally ranging from $500 to $35,000 with terms of up to 60 months, are competitively priced, easy to understand, and incorporate features designed to meet the varied financial needs and credit profiles of a broad range of consumers. This product diversity distinguishes us from monoline competitors and provides us with the ability to offer our customers new loan products as their credit profiles evolve, building customer loyalty and increasing the overall value of customer relationships.

Integrated Branch Model with Centralized Support. Our branch network serves as the foundation of our omni-channel platform and the primary point of contact with our customers. Nearly 74% of our loan originations in 2025 were facilitated by one of our branch locations, and nearly all loans, regardless of origination channel, are serviced through our branches, allowing us to maintain frequent, in-person contact with our customers. By integrating loan origination and loan servicing at the branch level, our employees are able to maintain a relationship with our customers throughout the life of a loan. We believe this frequent-contact, relationship-driven lending model provides greater insight into potential payment difficulties, reduces credit risk, and allows us to assess the borrowing needs of our customers, better enabling us to offer them new loan products as their credit profiles and needs evolve. In recent years, we have provided our branch network with increasing levels of centralized sales, underwriting, service, collections, and administrative support, and we plan to continue our investment in and testing of centralized support in the future.

Consistent Portfolio Performance. Over the past several years, we have maintained a sharp focus on credit quality by investing in highly qualified personnel, refining underwriting practices, developing custom credit scorecards, streamlining procedures, automating underwriting decisions, and improving reporting capabilities. These investments allow us to control the credit quality of our portfolio, maintain compliance with evolving state and federal law, and react quickly whenever market dynamics may change. We have also expanded our centralized collections department and provided our branches with improved collections tools, training, and incentives. While the economic environment has challenged our customers and stressed our portfolio credit performance in recent years, we believe that our customers and business model have remained resilient.

Demonstrated Organic Growth. We have grown our total finance receivables by 88.4%, from $1.1 billion at December 31, 2020 to $2.1 billion at December 31, 2025, a CAGR of 13.5%. This receivables growth has driven a revenue increase of 72.7%, from

$373.9 million in 2020 to $645.6 million in 2025, a CAGR of 11.5%. Our portfolio growth has come from expanding our geographic presence, growing our finance receivable portfolios within existing branches, and developing new products and channels, including through digital lead generation. We plan to continue entering new geographies, opening additional branches, and introducing new products, channels, and marketing strategies to grow our portfolio.

Experienced Management Team. Our executive and senior operations management teams consist of individuals experienced in installment lending and other consumer finance services. Our Chief Executive Officer until November 10, 2025 had over 30 years of experience in consumer financial services, and our new Chief Executive Officer effective November 10, 2025 also has nearly 30 years of leadership experience in consumer lending and financial services. Our Chief Financial and Administrative Officer has over 25 years of financial services experience, and our Chief Credit Risk Officer has over 20 years of financial and consumer lending experience. As of December 31, 2025, our state operations vice presidents averaged over 30 years of industry experience and over 11 years of service at Regional, while our associate vice presidents and district supervisors averaged over 20 years of industry experience and 11 years of service with Regional. Our executive and senior operations management team members intend to leverage their experience and expertise in consumer lending to grow our business, deliver high-quality service to our customers, and carefully manage our credit risk.

Strategies

Expand Our Geographic Presence. We expect to continue to grow the receivables, revenue, and profitability of our existing branches, to open new branches within our existing geographic footprint, and to expand our operations into new states. Establishing local contact with our customers through our branch network is a key to our frequent-contact, relationship-driven lending model. We believe that there remains substantial opportunity to grow the finance receivable portfolios of our existing branches. In recent years, we have expanded into Mississippi, Indiana, California, Louisiana, Idaho, and Arizona. We anticipate that as our newer branches mature, their revenue will grow faster than our overall same-store revenue growth rate. We believe there is sufficient demand for consumer finance services to continue new branch openings in certain of the states where we currently operate, allowing us to capitalize on our existing infrastructure and experience in these markets. We also intend to explore opportunities for growth in states outside of our existing geographic footprint that enjoy favorable operating environments, and over time, we expect to have a national presence.

Leverage Direct Mail Marketing. Direct mail campaigns are launched throughout the year but are weighted to coincide with seasonal consumer demand. In addition, we mail convenience checks in new markets as new branches open, which develops a customer base and builds finance receivables for these new branches. We plan to continue to invest in and to improve the targeting criteria, offer strategies, and testing protocols of our direct mail campaigns, which we believe will enable us to efficiently grow our receivables with improved credit performance. We expect that these efforts will allow us to increase volume at our branches by adding new customers, recapturing former customers, and creating opportunities to offer new loan products to our existing customers.

Improve Our Digital Capabilities. In order to better attract and serve customers who prefer to conduct business digitally, we make an online loan application available on our consumer website, generate customer leads through digital partners, and provide our customers with online account management capabilities. Over the past few years, we have invested heavily in our digital acquisition channel and servicing tools. For example, we rolled out an improved digital prequalification experience for our customers, including expanded integrations with existing and new digital affiliates and lead generators. We also tested a digital origination product and channel for new customers (through which new loans can be fulfilled entirely online without intervention by our personnel), we launched an enhanced customer portal, and we deployed our mobile app. These efforts enabled us to maintain new digitally sourced volumes as a percentage of total new customer volumes at nearly 32% in 2025, compared to over 27% in 2024. In the future, we will continue our focus on the digital channel. We plan to improve and further test our digital origination product and improve the customer experience. We also expect to complete enhancements to our customer portal and mobile app, allowing our customers easy access to payment functionality and additional features. Our investment in our digital channel allows us to add capabilities, improve efficiencies, enhance the customer experience, and test new mechanisms for lead generation to diversify and expand our new business acquisition opportunities.

Enhance Our Products, Channels, and Services. Over time, we intend to improve our existing product offerings, to introduce new products and services, and to capture customers through new channels and partnerships. For example, we have introduced an enhanced auto-secured large loan product, through which we offer larger auto-secured loans to some of our highest credit quality customers. As of the end of 2025, auto-secured loans represented $294.3 million, or 13.7% of our total portfolio. In addition, in recent years we began to increase our marketing investment in our higher-margin small loan product, part of our strategy of

growing our higher-margin small loan accounts and our higher-quality auto-secured accounts. In the future, we will continue to assess new credit and non-credit products and services and expand the channels and partnerships through which we acquire customers.

Maintain Sound Underwriting and Credit Control. We have invested heavily in our credit, data and analytics, and collections functions. We plan to continue to do so in the future by maintaining highly qualified employees dedicated to managing credit risk, refining our underwriting models, and improving our collection efforts through both our branch operations and our centralized collections department. Our loan origination and servicing software platform allows us to automate our underwriting decisions, and over the past few years, we have introduced our new proprietary credit models that provide significant advancements in underwriting capabilities by utilizing sophisticated modeling algorithms that leverage new alternative data sources to drive more predictable outcomes and make better credit decisions at the margin. Through these efforts and others, we plan to continue to carefully manage our credit exposure as we grow our business, offer new products, access new channels, and enter new markets.

Carefully Manage Our G&A Expenses. We have made significant investments in our business over the past several years, including by increasing our marketing spend to drive new business, expanding our branch network, hiring operations employees to service our growing finance receivable portfolio, and improving our credit, information technology, and data and analytics capabilities. However, during that time, we also remained keenly focused on driving operating leverage through the prudent management of our expenses. Between 2020 and 2025, our operating expense ratio decreased from 16.4% to 13.1%. As we grow our business, we will remain vigilant in our management of general and administrative expenses, with the goal of decreasing such expenses as a percentage of average net finance receivables over time.

Loan Products

We offer large and small installment loans to our customers. Our underwriting standards focus on our customers' ability to affordably make loan payments out of their discretionary income, with the value of pledged collateral serving as a credit enhancement rather than the primary underwriting criterion. The interest rates, fees and other charges, maximum principal amounts, and maturities for our loans vary from state to state, depending on the competitive environment and relevant laws and regulations.

Large and small loans are originated by our branch network, by our centralized sales and service team, and through our convenience check direct mail campaigns. Our convenience check direct mail loan offers enable prospective customers to enter into a loan with us by cashing or depositing the check attached to the loan offer, thereby agreeing to the terms of the loan as prominently set forth on the check and accompanying disclosures. When a customer enters into a loan by cashing or depositing the convenience check, our personnel gather additional information on the borrower to assist in servicing the loan.

For loans originated by our branch network or centralized sales and service team, we consider numerous factors in evaluating a potential customer's creditworthiness, such as unencumbered income, debt-to-income ratio, length of current employment, duration of residence, and a credit report detailing the applicant's credit history. Our loan origination and servicing software platform guides our branch personnel through the credit application process and automates much of the underwriting, with underwriting exceptions generally subject to review and approval by a senior operations or centralized underwriting team member. For convenience check loans, each prospect that we solicit has been pre-screened through a major credit bureau against our underwriting criteria, which includes an evaluation of the recipient's credit score, bankruptcy history, and a number of additional credit attributes relevant to the recipient's likely ability and willingness to repay the offered convenience check loan.

Loan renewals are also an important part of our business. Our customers use renewals to extend and expand their lending relationships with us. We generally offer loan renewals to existing customers who have demonstrated an ability and willingness to repay amounts owed to us. Renewals typically refinance one or more of a customer's loans into a single new loan, which in some cases will be for a larger principal balance than the customer's original loan, though we permit renewals of existing loans at or below the original loan amount. In evaluating a loan for renewal, in addition to our standard underwriting requirements, we are able to take into consideration the customer's prior payment performance with us, which we believe is a very strong indicator of the customer's future credit performance.

Large Loans. In 2025, our average originated principal balance and weighted-average term for large loans were $6,521 and 51 months, respectively. The average interest and fee yield we earned on our portfolio of large loans was 26.7% for 2025. The following table sets forth the distribution of our large loan finance receivable portfolio by state as of the dates indicated.

	At December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Texas	31%	32%	32%	33%	31%
North Carolina	16%	17%	16%	15%	15%
South Carolina	9%	10%	11%	12%	15%
All Other States	44%	41%	41%	40%	39%
Total	100%	100%	100%	100%	100%

The following table sets forth the total number of large loans, total large loan finance receivables, and average size per loan by state as of December 31, 2025.

	Number of Loans	Net Finance Receivables	Average Size Per Loan
		(In thousands)	
Texas	75,894	$ 499,892	$ 6,587
North Carolina	52,051	257,665	4,950
South Carolina	23,909	138,322	5,785
All Other States	137,402	697,292	5,075
Total	289,256	$ 1,593,171	$ 5,508

Small Loans. In 2025, our average originated principal balance and weighted-average term for small loans were $2,225 and 26 months, respectively. The average interest and fee yield we earned on our portfolio of small loans was 36.2% for 2025. The following table sets forth the distribution of our small loan finance receivable portfolio by state as of the dates indicated.

	At December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Texas	25%	27%	30%	33%	35%
North Carolina	13%	13%	13%	16%	16%
Alabama	9%	9%	10%	9%	10%
All Other States	53%	51%	47%	42%	39%
Total	100%	100%	100%	100%	100%

The following table sets forth the total number of small loans, total small loan finance receivables, and average size per loan by state as of December 31, 2025.

	Number of Loans	Net Finance Receivables	Average Size Per Loan
		(In thousands)	
Texas	74,300	$ 136,606	$ 1,839
North Carolina	37,944	70,083	1,847
Alabama	25,654	48,435	1,888
All Other States	163,627	291,904	1,784
Total	301,525	$ 547,028	$ 1,814

Insurance and Ancillary Products

We also offer our customers various optional payment and collateral protection insurance products as a complement to our lending operations. Our primary insurance products include optional credit life insurance, accident and health insurance, involuntary unemployment insurance, and personal property insurance. These insurance products are optional and not a condition of the loan, and we do not sell insurance to non-borrowers. Our insurance products, including the types of products offered and their terms and conditions, vary from state to state in compliance with applicable laws and regulations. Insurance policy premiums, claims, and

expenses are included in our results of operations as insurance income, net in the consolidated statements of comprehensive income. In 2025, insurance income, net was $45.6 million, or 7.1% of our total revenue.

Generally, credit life insurance provides for the payment in full of the borrower's credit obligation to the lender in the event of the borrower's death and, in some states, may provide a payment to a secondary beneficiary listed by the borrower. Credit accident and health insurance provides for the repayment of certain loan installments to the lender that come due during an insured's period of income interruption resulting from disability, illness, or injury. Credit involuntary unemployment insurance provides for repayment of certain loan installments in the event that the borrower is no longer employed as the result of a qualifying event, such as a layoff or reduction in workforce. Credit personal property insurance provides for payment following accidental loss of, or damage to, personal property collateral resulting from certain casualty events. We require that customers maintain property insurance on any personal property securing loans and offer customers the option of providing proof of such insurance purchased from a third party (such as homeowners or renters insurance) in lieu of purchasing property insurance from us. We also require proof of insurance on any vehicles securing loans, and in select markets, we offer vehicle single interest insurance on vehicles used as collateral on large and small loans.

All customers purchasing these types of insurance from us are required to sign multiple statements affirming that they understand that their purchase of insurance is optional and not a condition of the loan. In addition, a customer may cancel purchased insurance at any time during the life of the loan, including in connection with an early payoff or loan refinancing. Customers who cancel within thirty (30) days of the date of purchase receive a full refund of the insurance premium, and customers who cancel thereafter receive a refund of the unearned portion of the insurance premium.

Apart from the various optional payment and collateral protection insurance products that we offer to our customers, on certain loans, we also collect a fee from our customers and, in turn, purchase non-file insurance from an unaffiliated insurance company for our benefit in lieu of recording and perfecting our security interest in personal property collateral. Non-file insurance protects us from credit losses where, following an event of default, we are unable to take possession of personal property collateral because our security interest is not perfected (for example, in certain instances where a customer files for bankruptcy). In such circumstances, non-file insurance generally will pay to us an amount equal to the lesser of the loan balance or the collateral value, with such claims payment lowering our net credit losses.

We market and sell insurance policies as an agent of an unaffiliated insurance company, within the limitations established by our agency contracts with the unaffiliated insurance company. We then remit to the unaffiliated insurance company the premiums we collect, net of refunds on prepaid loans and net of commission on new business. The unaffiliated insurance company then cedes to our wholly owned insurance subsidiary, RMC Reinsurance, Ltd., the net insurance premium revenue and the associated insurance claims liability for all insurance products, including the non-file insurance that we purchase. Life insurance premiums are ceded as written, and non-life insurance premiums are ceded as earned. In accepting the premium revenue and associated claims liability, RMC Reinsurance, Ltd. acts as reinsurer for all insurance products that we sell to our customers and for the non-file insurance that we purchase. RMC Reinsurance, Ltd. pays the unaffiliated insurance company a ceding fee for the continued administration of all insurance products.

In addition, in select states, we offer club membership products that are administered and serviced through a third-party provider. The product generally provides certain automobile, home, travel, and other services and benefits to customers, including emergency towing and roadside assistance, emergency locksmith service, automobile repair reimbursement, stolen car expense benefit, automobile insurance deductible reimbursement, limited legal services, and various travel and other discounts. These products are not insurance, and therefore, they are not included in our results of operations as insurance income, net, but rather, they are included as part of revenue under other income. However, as with the optional insurance products that we offer, any customer purchasing these products acknowledges that the purchase is optional and not a condition of the loan and that the plan may be cancelled within 30 days for a full refund.

Branch Network

Our branches are generally located in visible, high-traffic locations, such as shopping centers or, to a lesser extent, commercial office buildings. We believe that our branches have an open, welcoming, and hospitable layout. In evaluating whether to locate a branch in a particular community, we examine several factors, including the demonstrated demand for consumer finance, the regulatory and political climate, and the availability of suitable employees to staff, manage, and supervise the new branch.

The following table sets forth the net finance receivables per branch based on maturity:

Age of Branch (As of December 31, 2025)	Net Finance Receivables Per Branch as of December 31, 2025		Percentage Increase From Prior Age Category	Number of Branches
	(In thousands)			
Branches open less than one year	$	3,076	—	17
Branches open one to three years	$	7,133	131.9%	13
Branches open three to five years	$	8,283	16.1%	35
Branches open five years or more	$	5,921	(28.5)%	288
Total	$	6,063		353

The following table sets forth the average operating income contribution per branch for the year ended December 31, 2025, based on maturity of the branch.

Age of Branch (As of December 31, 2025)	Average Branch Operating Income Contribution		Percentage Increase From Prior Age Category	Number of Branches
	(In thousands)			
Branches open less than one year	$	170	—	17
Branches open one to three years	$	139	(18.2)%	13
Branches open three to five years	$	356	156.1%	35
Branches open five years or more	$	626	75.8%	288
Total	$	560		353

Historically, net finance receivables per branch and average branch operating income contribution have increased as our branches mature. Beginning in 2021 with our expansion to Illinois, we began to implement a lighter branch footprint strategy, pursuant to which we are leveraging our new technology and digital capabilities to service a wider geographic area in new branch locations. As a result, our new branches opened since 2021 have on average grown their net finance receivables and operating income contribution at a faster pace than branches opened prior to 2021. As a result of this strategy, the net finance receivables per branch of branches open one to five years exceed that of branches open more than five years in the table above.

We calculate the average branch contribution as total revenues generated by the branch less the expenses directly attributable to the branch, including net credit losses and operating expenses, such as personnel, lease, and interest expenses. General corporate overhead, including management salaries, is not attributed to any individual branch. Accordingly, the sum of branch contributions from all of our branches is greater than our income before taxes.

Human Capital

As of December 31, 2025, we had 2,112 employees. All of our employees are located within the United States, and none are covered by a collective bargaining agreement. We work diligently to attract the best talent in order to meet the current and future demands of our business, and we have demonstrated a history of investing in our workforce by offering competitive compensation, comprehensive benefits, and development opportunities. We are committed to fostering, cultivating, and preserving a strong culture and inclusive work environment.

We also offer our employees a variety of training and development opportunities. New employees complete a comprehensive training curriculum that focuses on the company- and position-specific competencies needed to be successful. The training includes a blended approach utilizing eLearning modules, hands-on exercises, webinars, and assessments. Training content is focused on our operating policies and procedures, as well as several key compliance areas. Incentive compensation for new employees is contingent upon the successful and timely completion of the required new hire training curriculum. All current employees are also required to complete quarterly compliance training and re-certification. Additional management and developmental training is provided for those employees seeking to advance within our company.

Payment and Loan Servicing

We have implemented company-wide payment and loan servicing policies and procedures, which are designed to maintain consistent portfolio performance and ensure regulatory compliance. Our district supervisors, associate vice presidents, state vice

presidents, and compliance and internal audit teams regularly review servicing and collection records to ensure compliance with our policies and procedures. Our centralized management information system enables regular monitoring of branch portfolio metrics by management, and the compensation opportunities of our operations employees and senior management have a significant performance component that is closely tied to credit quality, among other defined performance targets.

The responsibility for the servicing and collection of each loan generally rests with the originating branch. Borrowers who have signed up for online account access have on-demand access to their account information through Regional's website and mobile app. In addition, borrowers may elect to receive automated text messages with information regarding their account, including payment reminders. Borrowers have the option of making payments (i) in person at a branch where they may pay by cash, check, money order, debit card, or immediate, one-time future, or recurring ACH, (ii) through our customer portal via debit card or immediate, one-time future, or recurring ACH, or (iii) by immediate or one-time future debit card or ACH over the phone. In the fourth quarter of 2025, approximately 84% (by dollar amount) of customer payments were made by debit card or ACH.

If a loan becomes severely delinquent, a branch may receive co-collection assistance from our centralized servicing team or third-party collector. Our philosophy is to work with customers experiencing payment difficulties. If a customer is unable to make the required payments to bring his or her loan current, acceptable solutions to remedy a past due loan may include deferral of a payment, loan modification, loan renewal, or settlement. All solutions are intended to enable the customer to meet his or her current and future obligations in a manner that we believe will mitigate our risk, while also complying with state and federal laws and regulations, as well as our policies and procedures.

Customers are generally limited to three deferrals of their monthly payment in a rolling twelve-month period unless it is determined that an exception is warranted (e.g. due to a natural disaster or pandemic). In 2024, we began offering temporary loan modifications, allowing for reduced payments and limited interest forgiveness over a three-month period, enabling customers to bring their loan back to a current status. We generally limit the refinancing of delinquent loans to those customers who have made recent payments and for whom we have verified current employment, and we do not charge any origination fees on the refinancing of a severely delinquent loan. We believe that refinancing delinquent loans for certain deserving customers who have made periodic payments allows us to help customers resolve temporary financial setbacks and repair or sustain their credit. During 2025, we refinanced approximately $7.9 million of loans that were 60 or more days contractually past due, representing approximately 0.4% of our total loan originations in 2025. As of December 31, 2025, the outstanding balance of such refinanced loans was $6.9 million, or 0.3% of finance receivables as of such date. We may also agree to settle or permanently modify a past-due loan by accepting less than the full principal balance owed, either in a lump sum or over an established term. A settlement or permanent loan modification is only used in certain limited cases and is only offered once we have determined that we are unlikely to collect the entire outstanding balance of the loan.

For seriously delinquent accounts, we may seek legal judgments or pursue repossession of collateral. We typically initiate repossession efforts only when we have exhausted other means of collection and, in the opinion of management, the customer is unlikely to make further payments. We sell substantially all repossessed collateral through sales conducted by independent auction organizations, after the required post-repossession waiting period. Generally, we charge off loans during the month that the loan becomes 180 days contractually delinquent. Accounts without a lien on a vehicle in a confirmed Chapter 7 or Chapter 13 bankruptcy are charged off at 60 days contractually delinquent, subject to certain exceptions. Deceased borrower accounts are charged off in the month following the proper notification of passing, with the exception of borrowers with credit life insurance. We sell most of our charged-off accounts to third-party debt buyers.

Technology

We utilize a loan origination and servicing platform offered by Nortridge to originate loans and to service our loan portfolio. We have invested in customizing the Nortridge platform to meet our needs based upon our specific products, processes, and reporting requirements. The Nortridge custom decision engine utilizes application information and a credit report detailing the applicant's credit history to generate an initial credit decision and to guide our branch employees through the loan origination process to the final credit decision. In 2025, we developed a new front-end branch origination platform that will improve team member effectiveness, enhance the customer experience, and ultimately benefit our operating efficiency. We began rolling out the new origination platform in 2025 and expect to complete the platform implementation across all states in the next 12 months.

Throughout the life of the loan, our employees utilize Nortridge to, among other things, enter payments, generate collection queues, and log collection activity. Nortridge also facilitates electronic and recurring payments, automated text messaging, and customer account access through a customer portal. Nortridge logs and maintains, within our centralized information systems, a permanent record of the loan origination and servicing approvals and processes and permits all levels of branch and centralized

management to review the individual and collective performance of all branches for which they are responsible on a daily basis. We intend to continue to enhance the Nortridge platform to further leverage its capabilities and to meet our evolving needs. In addition, we will continue to invest in other software platforms that integrate with Nortridge and are expected to improve our origination and servicing capabilities.

Competition

The consumer finance industry is highly fragmented, with numerous competitors. We compete with several national companies operating greater than 300 branch locations each, a handful of smaller, regionally-focused companies with between 100 and 300 branches in certain of the states in which we operate, and many independent operators with fewer than 100 branches. We believe that competition between installment consumer loan companies occurs primarily on the basis of price, breadth of loan product offerings, flexibility of loan terms offered, and the quality of customer service provided. While underbanked customers may also use alternative financial services providers, such as title lenders, payday lenders, and pawn shops, these providers' products offer different terms and typically carry substantially higher interest rates and fees than our installment loans. Accordingly, we believe that alternative financial services providers are not an attractive option for customers who meet our underwriting standards, which are generally stricter than the underwriting standards of alternative financial services providers. Our loan products also compete with pure online lenders, peer-to-peer lenders, and issuers of non-prime credit cards.

Seasonality

Our loan volume and contractual delinquency follow seasonal trends. Demand for our loans is typically highest during the second, third, and fourth quarters, which we believe is largely due to customers borrowing money for vacation, back-to-school, and holiday spending. Loan demand has generally been the lowest during the first quarter, which we believe is largely due to the timing of income tax refunds. Delinquencies generally reach their lowest point in the first half of the year and rise in the second half of the year. Changes in quarterly growth or liquidation could result in larger allowance for credit loss releases in periods of portfolio liquidation and larger provisions for credit losses in periods of portfolio growth. Consequently, we experience seasonal fluctuations in our operating results. However, changes in macroeconomic factors, including inflation, higher interest rates, and geopolitical conflict, have impacted our typical seasonal trends for loan volume and delinquency.

Government Regulation

Consumer finance companies are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, regulations, and ordinances. Many of these laws impose detailed constraints on how we originate loans, offer optional products, collect on debt, and otherwise operate our business. The software that we use to originate loans is designed in part to aid in compliance with all applicable lending laws and regulations.

State Lending Regulation. We are regulated by state agencies that regularly audit our branches and operations. In general, most state statutes establish maximum loan amounts and interest rates, as well as the types and maximum amounts of fees and insurance premiums that we may charge. These specific allowable charges vary by state. In addition, state laws regulate the keeping of books and records and other aspects of the operation of consumer finance companies, and state and federal laws regulate account collection practices. State agency approval is required to open new branches, and each of our branches is separately licensed under the laws of the state in which the branch is located. Licenses granted by the regulatory agencies in these states are subject to annual renewal and revocation for failing to comply with applicable state and federal laws and regulations. In the states in which we currently operate, licenses may be revoked only after an administrative hearing. We believe we are in compliance with state laws and regulations applicable to our lending operations in each state.

State Insurance Regulation. Premiums and charges for optional collateral and credit protection insurance products are set at or below authorized statutory rates and are stated separately in our disclosures to customers, as required by the Truth in Lending Act and by various applicable state laws. We are also subject to state laws and regulations governing insurance agents in the states in which we sell insurance. State insurance regulations require that insurance agents be licensed and limit the premium amount charged for such insurance. Our captive insurance subsidiary is regulated by the insurance authorities of the Turks and Caicos Islands of the British West Indies, where the subsidiary is organized and domiciled.

Dodd-Frank Act. At the federal level, Congress enacted comprehensive financial regulatory reform legislation in 2010. A significant focus of the law, known as the Dodd-Frank Act, is heightened consumer protection. The Dodd-Frank Act established the CFPB, which has regulatory, supervisory, and enforcement powers over providers of consumer financial products and services,

including explicit supervisory authority to examine and require registration of non-depository lenders and to promulgate rules that can affect the practices and activities of lenders.

The Dodd-Frank Act and the regulations promulgated thereunder may affect our operations through increased oversight of financial services products by the CFPB and the imposition of restrictions on the terms of certain loans. The CFPB has significant authority to implement and enforce federal consumer finance laws, including the protections established in the Dodd-Frank Act, as well as the authority to identify and prohibit unfair, deceptive, and abusive acts and practices. To that end, the Dodd-Frank Act gives the CFPB the authority to establish supervisory authority over a nonbank covered person that it has reasonable cause to determine is engaging, or has engaged, in conduct that poses risks to consumers.

On March 7, 2023, the CFPB provided the Company with Notice that it sought to establish supervisory authority over the Company pursuant to section 1024(a)(1)(C) of the Consumer Financial Protection Act of 2010. Under that provision, the CFPB may establish supervisory authority over any non-bank covered person that it has reasonable cause to determine is engaging, or has engaged, in conduct that poses risks to consumers with regard to the offering or provision of consumer financial products or services. The Company responded to the Notice by voluntarily consenting to the CFPB's supervisory authority and entering into a Consent Agreement dated January 4, 2024. Pursuant to the Consent Agreement and related CFPB order, the CFPB had supervisory authority over the Company for a period of two years. In April 2025, the CFPB closed its examination of the Company without any adverse finding and, on January 8, 2026, the CFPB's supervision of the Company ended pursuant to the terms of the Consent Agreement.

In addition to the grant of certain regulatory powers to the CFPB, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws. In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations thereunder, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state law.

Notwithstanding the foregoing, changes in the U.S. presidential administration and the composition of the U.S. Congress have led to significant changes to the structure, priorities, scope, practices, and staffing levels of various regulatory agencies, including the CFPB. For example, in February 2025, the current presidential administration directed the CFPB to, among other things, suspend rule implementations and cease supervisory activities. The impact of these changes on organizations subject to CFPB regulation and supervision is uncertain.

Other Federal Laws and Regulations. In addition to the Dodd-Frank Act and state and local laws, regulations, and ordinances, numerous other federal laws and regulations affect our lending operations. These laws include the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Servicemembers Civil Relief Act, the Military Lending Act, the Gramm-Leach-Bliley Act, and in each case the regulations thereunder, and the Federal Trade Commission's Credit Practices Rule. These laws require us to provide complete disclosure of the principal terms of each loan to the borrower prior to the consummation of the loan transaction, prohibit misleading advertising, protect against discriminatory lending practices, govern the manner in which we report customer information to consumer reporting agencies, govern the terms of loans to servicemembers, and proscribe unfair credit practices.

- Truth in Lending Act. Under the Truth in Lending Act and Regulation Z promulgated thereunder, we must disclose certain material terms related to a credit transaction, including, but not limited to, the annual percentage rate, finance charge, amount financed, total of payments, the number and amount of payments, and payment due dates to repay the indebtedness.

- Equal Credit Opportunity Act. Under the Equal Credit Opportunity Act and Regulation B promulgated thereunder, we cannot discriminate against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status, or age. We are also required to make certain disclosures regarding consumer rights and advise customers whose credit applications are not approved of the reasons for the denial.

- Fair Credit Reporting Act. Under the Fair Credit Reporting Act, we must provide certain information to customers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency, promptly update any credit information reported to a credit reporting agency about a customer, and have a process by which customers may inquire about credit information furnished by us to a consumer reporting agency.

- Servicemembers Civil Relief Act. The Servicemembers Civil Relief Act is designed to ease legal and financial burdens on military personnel and their families during active-duty status. We may be required to reduce interest rates on "pre-

service" debts incurred by servicemembers, and we may be prohibited from pursuing certain forms of legal action against servicemembers, such as default judgments, during periods of active duty.

- Military Lending Act. The Military Lending Act applies to active duty servicemembers and their covered dependents. We are prohibited from charging a borrower covered under the Military Lending Act more than a 36% Military Annual Percentage Rate, which includes certain costs associated with the loan in calculating the rate.

- Gramm-Leach-Bliley Act. Under the Gramm-Leach-Bliley Act, we must protect the confidentiality of our customers' non-public personal information and disclose information on our privacy policy and practices, including with regard to the sharing of customers' non-public personal information with third parties. This disclosure must be provided at the time the customer relationship is established and, in some cases, at least annually thereafter.

- Credit Practices Rule. The Federal Trade Commission's Credit Practices Rule limits the types of property we may accept as collateral to secure a consumer loan.

Violations of these statutes, laws, and regulations may result in actions for damages, claims for refund of payments made, certain fines and penalties, injunctions against certain practices, and the potential forfeiture of rights to repayment of loans. In addition, because we utilize third-party debt collectors, we are responsible for oversight of their procedures and controls, as they pertain to our collection activities. For a discussion regarding how risks and uncertainties associated with the current regulatory environment may impact our future expenses, net income, and overall financial condition, see Part I, Item 1A, "Risk Factors."

Additional Information

The Company's principal internet address is *www.regionalmanagement.com*. The Company provides its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and all amendments to those reports, free of charge on *www.regionalmanagement.com*, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The Company's consumer website is *www.regionalfinance.com*. The information contained on, or that can be accessed through, the Company's websites is not incorporated by reference into this Annual Report on Form 10-K. The Company has included its website addresses as factual references and does not intend the website addresses to be active links to such websites.

ITEM 1A.   *RISK FACTORS.*

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. The following discussion highlights some of the risks that may affect our future operating results. These are the risks and uncertainties that we believe are the most important for you to consider, but the risks described below are not the only risks facing our company. Additional risks and uncertainties not presently known to us, that we currently deem immaterial, or that are similar to those faced by other companies in our industry or in business in general, may also impair our business operations. If any of the following risks or uncertainties occurs, continues, or worsens, our business, financial condition, and operating results would likely suffer. You should carefully consider the risks described below together with the other information set forth in this Annual Report on Form 10-K.

Risk Factor Summary

Our business is subject to a number of material risks that may adversely affect our company. These risks are discussed in greater detail below, and include, but are not limited to, risks related to:

Risks related to our business and operations

- Managing our growth effectively, implementing our growth strategy, and opening new branches as planned;

- Our convenience check strategy;

- Our policies and procedures for underwriting, processing, and servicing loans;

- Our ability to collect on our loan portfolio;

- Our insurance operations;

- Exposure to credit risk and repayment risk, which risks may increase in light of adverse or recessionary economic conditions;

- The implementation of evolving underwriting models and processes, including as to the effectiveness of our custom scorecards;

- Changes in the competitive environment in which we operate or a decrease in the demand for our products;

- Geographic concentration of our loan portfolio;

- Failure of third-party service providers, including those providing information technology products;

- Changes in economic conditions in the markets we serve, including levels of unemployment and bankruptcies;

- Our ability to achieve successful acquisitions and strategic alliances;

- Our ability to make technological improvements as quickly as our competitors;

- Security breaches, cyber-attacks, failures in our information systems, or fraudulent activity;

- Development and use of AI;

- Our ability to originate loans;

- Our reliance on information technology resources and providers, including the risk of prolonged system outages;

- Changes in current revenue and expense trends, including trends affecting delinquencies and credit losses;

- Any future public health crises, including the impact of such crisis on our operations and financial condition;

- Changes in operating and administrative expenses;

- The departure, transition, or replacement of key personnel;

- Our ability to identify and hire qualified personnel;

- Our ability to timely and effectively implement, transition to, and maintain the necessary information technology systems, infrastructure, processes, and controls to support our operations and initiatives;

- Changes in interest rates;

- Existing sources of liquidity become insufficient or access to these sources becomes unexpectedly restricted; and

- Exposure to financial risk due to asset-backed securitization transactions.

Risks related to regulation and legal proceedings

- Our products and activities are strictly and comprehensively regulated;

- Changes in laws or regulations or in the interpretation or enforcement of laws or regulations;

- Changes in accounting standards, rules, and interpretations and the failure of related assumptions and estimates; and

- The impact of changes in tax laws and guidance, including the timing and amount of revenues that we may recognize.

Risks related to the ownership of our common stock

- Volatility in the market price of shares of our common stock;

- The timing and amount of future cash dividend payments; and

- Anti-takeover provisions in our charter documents and applicable state law.

Risks Related to Our Business and Operations

We have grown significantly over the years, and our delinquency, credit loss rates, and overall results of operations may be adversely affected if we do not manage our growth effectively.

We have experienced substantial growth over the years, increasing the size of our finance receivable portfolio from $1.1 billion as of December 31, 2020 to $2.1 billion at the end of 2025, a CAGR of 13.5%. We intend to continue our growth strategy in the future. As we increase the number of branches we operate, we will be required to find new, or relocate existing, employees to operate our branches and allocate resources to train and supervise those employees. The success of a branch depends significantly on the manager overseeing its operations and on our ability to enforce our underwriting standards and implement controls over

branch operations. Recruiting suitable managers for new branches can be challenging, particularly in remote areas and in areas where we face significant competition. Furthermore, the annual turnover rate among our branch managers was approximately 19% in both 2024 and 2025, and turnover rates of managers in our new branches may be similar or higher. Increasing the number of branches that we operate may divide the attention of our senior management or strain our ability to adapt our infrastructure and systems to accommodate our growth. If we are unable to promote, relocate, or recruit suitable managers, oversee their activities effectively, maintain our underwriting and loan servicing standards, and otherwise appropriately and effectively staff our branches, our delinquency and credit loss rates may increase and our overall results of operations may be adversely impacted.

We face significant risks in implementing our growth strategy, some of which are outside of our control.

We intend to continue our growth strategy, which is based on opening and acquiring branches in existing and new markets, introducing new products and channels, and increasing the finance receivable portfolios of our existing branches. Our ability to execute this growth strategy is subject to significant risks, some of which are beyond our control, including:

- the inherent uncertainty regarding general economic conditions, including the impact of inflationary pressures and interest rate volatility;

- the prevailing laws and regulatory environment of each state in which we operate or seek to operate and federal laws and regulations, all of which are subject to change at any time;

- the degree of competition in new markets and its effect on our ability to attract new customers;

- our ability to identify attractive locations for new branches;

- our ability to recruit qualified personnel, particularly in remote areas and in areas where we face a great deal of competition; and

- our ability to obtain adequate financing for our expansion plans.

For example, certain states into which we may expand limit the number of lending licenses granted. For instance, Georgia and New Mexico require a "convenience and advantage" assessment of a new lending license and location prior to the granting of the license. This assessment adds time and expense to opening new locations and creates risk that our state regulator will deny an application for a new lending license due to a perceived oversaturation of existing licensed lenders in the area in which we seek to expand and operate. There can be no assurance that if we apply for a license for a new branch, whether in one of the states where we currently operate or in a state into which we would like to expand, we will be granted a license to operate. We also cannot be certain that any such license, even if granted, would be obtained in a timely manner or without burdensome conditions or limitations. In addition, we may not be able to obtain and maintain the regulatory approvals, government permits, or licenses that may be required to operate.

We are exposed to credit risk in our lending activities.

Our ability to collect on loans depends on the willingness and repayment ability of our borrowers. Any material adverse change in the effectiveness of our underwriting models, our implementation of such models (including through our loan origination software and processes), or the ability or willingness of a significant portion of our borrowers to meet their obligations to us, whether due to changes in general economic, political, or social conditions, the cost of consumer goods, interest rates, natural disasters, geopolitical or military conflict, acts of war or terrorism, a prolonged public health crisis, epidemic, or pandemic, or other causes over which we have no control, or to changes or events affecting our borrowers such as unemployment, major medical expenses, bankruptcy, divorce, or death, would have a material adverse impact on our earnings and financial condition. Further, a substantial majority of our borrowers are non-prime borrowers who are more likely to be affected, and more severely affected, by adverse macroeconomic conditions. We cannot be certain that our credit administration personnel, policies, and procedures will adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio.

Our convenience check strategy exposes us to certain risks.

A significant portion of the growth in our installment loans portfolio has been achieved through direct mail campaigns. One aspect of our direct mail campaigns involves mailing "convenience checks" to pre-screened recipients, which recipients can sign and cash or deposit, thereby agreeing to the terms of the proposed loan, which are disclosed on the front and back of the check and in the accompanying disclosures. We use convenience checks to seed new branch openings and to attract new customers to existing branches in our geographic footprint. In 2024 and 2025, loans initiated through convenience checks represented 27.4% and 26.2%,

respectively, of the value of our originated installment loans. We expect that convenience checks will continue to represent a meaningful portion of our installment loan originations in the future. There are several risks associated with the use or origination of convenience checks, including the following:

- it is more difficult to maintain sound underwriting standards with convenience check customers who historically have presented a higher risk of default than customers that originate loans in our branches, as we do not meet convenience check customers prior to soliciting them and extending a loan to them, and we may not be able to verify certain elements of their financial condition, including their current employment status, income, or life circumstances;

- we rely on credit information from a third-party credit bureau that is more limited than a full credit report to pre-screen potential convenience check recipients, which may not be as effective as a full credit report or may be inaccurate or outdated;

- we face limitations on the number of potential borrowers who meet our lending criteria within proximity to our branches;

- we may not be able to continue to access the demographic and credit file information that we use to generate our mailing lists due to expanded regulatory or privacy restrictions;

- convenience checks pose a risk of fraud;

- any failure by the bank that issues and processes our convenience checks to properly process the convenience checks could limit the ability of a recipient to cash the check and enter into a loan with us;

- customers may opt out of direct mail solicitations and solicitations based on their credit file or may otherwise prohibit us from soliciting them;

- postal rates and production costs may continue to rise;

- potential changes in federal or state laws may prohibit the practice of directly mailing convenience checks to potential borrowers; and

- the bank that issues our convenience checks may exit the business, and we may be unable to find a replacement issuer bank.

In the future, we could experience one or more of these issues associated with our direct mail strategy. Any increase in the use of convenience checks will further increase our exposure to, and the magnitude of, these risks.

The loans that we generate are generally obligations of non-prime borrowers and will likely have higher default rates than loans constituting primarily obligations of prime borrowers.

The loans we generate are generally obligations of "non-prime" borrowers who do not qualify for, or have difficulty qualifying for, credit from traditional sources of consumer credit as result of, among other things, moderate income, limited assets, other adverse income characteristics, and/or a limited credit history or an impaired credit record, which may include a history of irregular employment, previous bankruptcy filings, repossessions of property, charged-off loans, and/or garnishment of wages.

The average interest rate charged to such "non-prime" borrowers generally is higher than that charged by commercial banks and other institutions providing traditional sources of consumer credit. These traditional sources of consumer credit typically impose more stringent credit requirements than the personal loan products that we provide. As a result of the general credit profile of our borrowers and the interest rates on the loans we make, the historical delinquency and default experience on our loans may be higher (and may be significantly higher) than those experienced by financial products arising from traditional sources of consumer credit. Additionally, delinquency and default experience on our loans is likely to be more sensitive to changes in the economic climate in the areas in which our borrowers reside.

Social and economic factors may affect repayment of the loans comprising our loan portfolio.

The ability of our borrowers to make payments on their loans, as well as the prepayment experience thereon, will be affected by a variety of social and economic factors. Economic factors include interest rates, unemployment levels, gasoline prices, the availability and cost of credit (including mortgages), upward adjustments in monthly mortgage payments and rents, real estate values, the rate of inflation, and consumer perceptions of economic conditions generally. Economic conditions may also be impacted by localized weather events and environmental disasters or adverse impacts from public health crises, epidemics, or pandemics.

Social factors include changes in consumer confidence levels and attitudes toward incurring debt and changing attitudes regarding the stigma of personal bankruptcy.

Our policies and procedures for underwriting, processing, and servicing loans are subject to potential failure or circumvention, which may adversely affect our results of operations.

Except for loans originated by a centralized branch and serviced at a centralized location pursuant to a limited program we operate in select markets, a substantial portion of our underwriting activities and our credit extension decisions are made at our local branches. We rely on certain inputs and verifications in the underwriting process to be performed by individual personnel at the branch level or a centralized location. In addition, pursuant to our operations policies and procedures, exceptions to the general underwriting criteria can be approved by central underwriting employees and certain other senior employees. We train our employees individually onsite in the branch or at a centralized location and through online training modules to make loans that conform to our underwriting standards. Such training includes critical aspects of state and federal regulatory compliance, cash handling, account management, and customer relations. Although we have standardized employee manuals and online training modules, we primarily rely on our district supervisors, with oversight by our state vice presidents, branch auditors, and headquarters personnel, to train and supervise our branch employees, rather than centralized training programs. Therefore, the quality of training and supervision may vary from district to district and branch to branch depending on the amount of time apportioned to training and supervision and individual interpretations of our operations policies and procedures. There can also be no assurance that we will be able to attract, train, and retain qualified personnel to perform the tasks that are part of the underwriting process. If the training or supervision of our personnel fails to be effective, or if we are unable to attract and retain qualified employees, it is possible that our underwriting criteria would be improperly applied to a greater percentage of such applications. If such improper applications were to increase, delinquency and losses on our loan portfolio could increase and could increase significantly.

In addition, we rely on certain third-party service providers in connection with loan underwriting and origination. Any error or failure by a third-party service provider in providing loan underwriting and origination services may cause us to originate loans to borrowers that do not meet our underwriting standards. We cannot be certain that every loan is made in accordance with our underwriting standards and rules. We have experienced instances of loans extended that varied from our underwriting standards. Variances in underwriting standards and lack of supervision could expose us to greater delinquencies and credit losses than we have historically experienced. Due to the general decentralized nature in which the loan application process occurs, employee misconduct or error in the application or closing process could also result in the origination of loans that do not satisfy our underwriting standards, which could in turn have a material adverse effect on our results of operations and financial condition.

In addition, in deciding whether to extend credit or enter into other transactions with customers and counterparties, we rely heavily on information provided by customers, counterparties, and other third parties, including credit bureaus and data aggregators, the inaccuracy or incompleteness of which may adversely affect our results of operations. We further rely on representations of customers and counterparties as to the accuracy and completeness of that information. If a significant percentage of our customers were to intentionally or negligently misrepresent any of this information, or provide incomplete information, and our internal processes were to fail to detect such misrepresentations in a timely manner, or any or all of the other components of the underwriting process described above were to fail, it could result in our approval of a loan that, based on our underwriting criteria, we would not have otherwise made. As a result, our earnings and our financial condition could be negatively impacted.

We may be limited in our ability to collect on our loan portfolio, and the security interests securing a significant portion of our loan portfolio are not perfected, which may increase our credit losses.

Legal and practical limitations may limit our ability to collect on our loan portfolio, resulting in increased credit losses, decreased revenues, and decreased earnings. State and federal laws and regulations restrict our collection efforts. The amounts that we are able to recover from the repossession and sale of collateral typically do not fully cover the outstanding loan balance and costs of recovery. In cases where we repossess a vehicle securing a loan, we generally sell our repossessed automobile inventory through sales conducted by independent automobile auction organizations after the required post-repossession waiting period. In certain instances, we may sell repossessed collateral other than vehicles through our branches after the required post-repossession waiting period and appropriate receipt of valid bids. In either case, such sales are made consistent with applicable state law. The proceeds we receive from such sales depend upon various factors, including the supply of, and demand for, used vehicles and other property at the time of sale. During periods of economic slowdown or recession, there may be less demand for used vehicles and other property that we desire to resell, and we may recover less from the resale than we had anticipated or may have during periods of better economic conditions.

Most of our loan portfolio is secured, but a significant portion of such security interests have not been and will not be perfected, which means that we cannot be certain that such security interests will be given first priority over other creditors. The lack of perfected security interests is one of several factors that may make it more difficult for us to collect on our loan portfolio. Additionally, for those of our loans that are unsecured, borrowers may choose to repay obligations under other indebtedness before repaying loans to us because such borrowers may feel that they have no collateral at risk. In addition, given the relatively small size of our loans, the costs of collecting loans may be high relative to the amount of the loan. As a result, many collection practices that are legally available, such as litigation, may be financially impracticable. Lastly, there is an inherent risk that a portion of the retail installment loans that we hold will be subject to certain claims or defenses that the borrower may assert against the originator of the contract and, by extension, us as the holder of the contract. These factors may increase our credit losses, which would have a material adverse effect on our results of operations and financial condition.

Our insurance operations are subject to a number of risks and uncertainties.

We market and sell optional credit life, accident and health, personal property, involuntary unemployment, and vehicle single interest insurance to our borrowers in selected markets as an agent for an unaffiliated third-party insurance company. In addition, on certain loans, we collect a fee from our customers and use such fee to acquire non-file insurance from an unaffiliated insurance company for our benefit in lieu of recording and perfecting our security interest in certain personal property collateral. The unaffiliated insurance company cedes to our wholly owned insurance subsidiary, RMC Reinsurance, Ltd., all of these insurance policies, the related net insurance premium revenue and the associated insurance claims liability for such insurance products, including the non-file insurance that we purchase.

When purchased by a borrower, the optional credit insurance products benefit the borrower by insuring the borrower's payment obligations on the associated loan in the event of the borrower's inability to make monthly payments due to death, disability, or involuntary unemployment, or in the event of a casualty event associated with collateral. The borrower finances payment of the associated premium with the financed premium included in the principal balance of the applicable loan. A credit insurance product may be cancelled if, for example, (i) we request cancellation due to the borrower's default on obligations under the associated loan, (ii) the borrower prepays the principal balance of the associated loan in full, or (iii) the borrower elects to terminate the credit insurance prior to the expiration of the term thereof (which the borrower may do at any time). Generally, upon any cancellation of credit insurance, the borrower will be entitled to a refund of the unearned premium for the cancelled insurance. We typically refund insurance premiums by reducing the principal balance of the associated loan by the required refund amount, following which the unaffiliated insurance company reimburses us for the refunded amount.

Our insurance operations are subject to a number of material risks and uncertainties, including changes in laws and regulations, borrower demand for insurance products, claims experience, and insurance carrier relationships; the manner in which we are permitted to offer such products; capital and reserve requirements; the frequency and type of regulatory monitoring and reporting to which we are subject; benefits or loss ratio requirements; insurance producer licensing or appointment requirements; and reinsurance operations. In addition, because our borrowers are not required to purchase the credit insurance products that we offer, we cannot be certain that borrower demand for credit insurance products will not decrease in the future. In addition to adversely impacting our insurance income, net, any decrease in the demand for credit insurance products would negatively impact our interest and fee income because we finance substantially all of our borrowers' insurance premiums. Our insurance operations are also dependent on our lending operations as the sole source of business and product distribution. If our lending operations discontinue offering insurance products, our insurance operations would have no method of distribution. Insurance claims and policyholder liabilities are also difficult to predict and may exceed the related reserves set aside for claims and associated expenses for claims adjudication.

We are also dependent on the continued willingness of unaffiliated third-party insurance companies to participate in the credit insurance market and to offer non-file insurance to us. If our insurance provider is for any reason unable or unwilling to meet its claims and premium reimbursement payment obligations or its premium ceding obligations, we would experience increased net credit losses, regulatory scrutiny, litigation, and other losses and expenses.

Finally, in recent years, as large loans have become a greater percentage of our portfolio, the severity of non-file insurance claims has increased and non-file insurance claims expenses have exceeded non-file insurance premiums by a material amount. The resulting net loss from the non-file insurance product is reflected in our insurance income, net.

It is uncertain whether the non-file insurance product will be available to us in the future on the same terms as it is today, or at all. If the unaffiliated insurance company were to enforce limitations on our non-file loss ratios or otherwise change the terms under which it offers non-file insurance to us, our net credit losses, loss rates, and provision for credit losses could increase.

If any of these events, risks, or uncertainties were to occur or materialize, it could have a material adverse effect on our business, financial condition, and results of operations and cash flows.

A reduction in demand for our products and a failure by us to adapt to such reduction could adversely affect our business and results of operations.

The demand for the products we offer may be reduced due to a variety of factors, such as demographic patterns, changes in customer preferences or financial conditions, regulatory restrictions that decrease customer access to particular products, or the availability of competing products, including through alternative or competing marketing channels. For example, we are highly dependent upon selecting and maintaining attractive branch locations. These locations are subject to local market conditions, including the employment available in the area, housing costs, traffic patterns, crime, and other demographic influences, any of which may quickly change, thereby negatively impacting demand for our products in the area. Should we fail to adapt to significant changes in our customers' demand for, or access to, our products, our revenues could decrease significantly and our operations could be harmed. Even if we do make changes to existing products or introduce new products and channels to fulfill customer demand, customers may resist or may reject such products. Moreover, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time, and by that time it may be too late to make further modifications to such product without causing further harm to our business, financial condition, and results of operations.

We face strong direct and indirect competition.

The consumer finance industry is highly competitive, and the barriers to entry for new competitors are relatively low in the markets in which we operate. We compete for customers, locations, employees, and other important aspects of our business with many other local, regional, national, and international financial institutions, many of which have greater financial resources than we do. These competitors may leverage their greater capital or diversification in a manner that adversely affects our competitive position, including by making strategic acquisitions, including the acquisition of other competitors, or innovating new products or services.

Our installment loan operations compete with other installment lenders, as well as with alternative financial services providers (such as payday and title lenders, check advance companies, and pawnshops), online or peer-to-peer lenders, issuers of non-prime credit cards, and other competitors. We believe that future regulatory developments in the consumer finance industry may cause lenders that focus on alternative financial services to begin to offer installment loans. In addition, if companies in the installment loan business attempt to provide more attractive loan terms than is standard across the industry, we may lose customers to those competitors. With respect to installment loans, we compete primarily on the basis of price, breadth of loan product offerings, flexibility of loan terms offered, and the quality of customer service provided.

We may attempt to pursue acquisitions or strategic alliances that may be unsuccessful.

We may attempt to achieve our business objectives through acquisitions and strategic alliances. We compete with other companies for these opportunities, including companies with greater financial resources, and we cannot be certain that we will be able to effect acquisitions or strategic alliances on commercially reasonable terms, or at all. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, most acquisition targets that we have pursued previously have been significantly smaller than us. We do not have extensive experience with integrating larger acquisitions. In pursuing these transactions, we may experience, among other things:

- overvaluing potential targets;

- difficulties in integrating any acquired companies, branches, or products into our existing business, including integration of account data into our information systems;

- inability to realize the benefits we anticipate in a timely fashion, or at all;

- attrition of key personnel from acquired businesses;

- unexpected losses due to the acquisition of loan portfolios with loans originated using less stringent underwriting criteria;

- significant costs, charges, or write-downs; or

- unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development and expansion of our existing operations.

Geographic concentration of our loan portfolio may increase the risk of loss.

Any concentration of our loan portfolio in a state or region may present unique risk concentrations. Our branches in Texas and North Carolina accounted for 30% and 15%, respectively, of our finance receivables as of December 31, 2025. Further, as of December 31, 2025, all of our operations were across 19 states. As a result, we are highly susceptible to adverse economic conditions in these areas. The unemployment and bankruptcy rates in some states in our footprint are among the highest in the country. High unemployment rates may reduce the number of qualified borrowers to whom we will extend loans, which would result in reduced loan originations. In addition, some geographic regions of the United States will, from time to time, experience weaker regional economic conditions and consequently will experience higher rates of loss and delinquency. A regional economy may be affected by the loss of jobs in certain industries, by state and local taxes, or by other factors. A region's economic condition may be directly, or indirectly, adversely affected by international events such as military conflicts or wars, prolonged public health crises, epidemics, or pandemics, national events such as civil disturbances, or natural disasters such as hurricanes, wildfires, earthquakes, and other extreme conditions (including an increase in the frequency or severity of such conditions and events as a result of climate change). These events and disasters may occur in any area of the country, even places where these events are considered unlikely. In the event that a significant portion of our loan portfolio is comprised of loans owed by borrowers residing in certain jurisdictions, economic conditions, elevated bankruptcy filings, natural disasters, or other factors affecting these jurisdictions in particular could adversely impact the delinquency and default experience of our loan portfolio, and, we could experience reduced or delayed payments on outstanding loans. Conversely, an improvement in economic conditions could result in prepayments by our borrowers of their payment obligations on our loans. As a result, we may receive principal payments on the outstanding loans earlier than anticipated, which would reduce our finance receivables and the interest income earned thereon. No assurance can be given as to the effect of economic conditions on the rate of delinquencies, prepayments, or losses on our loan portfolio with respect to any part of our geographic footprint.

Further, the concentration of our loan portfolio in one or more states would have a disproportionate effect on our business if governmental authorities in any of those states take action against us. In addition, the occurrence of any of the adverse regulatory or legislative events described in this "Risk Factors" section in states with a high concentration of our loan portfolio could materially and adversely affect our business, financial condition, and results of operations. For example, if interest rates in South Carolina, which currently are not capped, were to be capped, our business, financial condition, and results of operations would be materially and adversely affected.

Failure of third-party service providers upon which we rely could adversely affect our operations.

We rely on certain third-party service providers. In particular, we currently rely on two key vendors to print and mail our convenience check and other offers for direct mail marketing campaigns, and on certain other third-party service providers in connection with loan underwriting, origination, and servicing. Our reliance on these third parties can expose us to certain risks. If any of our third-party service providers, including those third parties providing services in connection with loan underwriting, origination, and servicing, are unable to provide their services timely, accurately, and effectively, or at all, it could have a material adverse effect on our business, financial condition, and results of operations and cash flows.

A failure of information technology products and services on which we rely could disrupt our business.

In the operation of our business, we are highly dependent upon a variety of information technology products, including our loan management system, which allows us to record, document, and manage our loan portfolio. We are party to an agreement with Nortridge pursuant to which Nortridge provides us with loan management software and related services.

We have tailored the Nortridge software to meet our specific needs. To a certain extent, we depend on the willingness and ability of Nortridge to continue to provide customized solutions and to support our evolving products and business model. In the future, Nortridge may not be willing or able to provide the services necessary to meet our loan management system needs. If this occurs, we may be forced to migrate to an alternative software package, which could cause an interruption in our operations. Such an alternative software package may also not perform as well as our exiting Nortridge software, which may adversely affect our ability to provide quality products and services to our customers or otherwise negatively impact our business, financial condition, and results of operations.

Further, the Nortridge platform may in the future fail to perform in a manner consistent with our current expectations and may be inadequate for our needs. As we are dependent upon our ability to gather and promptly transmit accurate information to key decision makers, our business, financial condition, and results of operations may be adversely affected if our loan management system does not allow us to transmit accurate information, even for a short period of time. Failure to properly or adequately address these issues could materially impact our ability to perform necessary business operations.

Further, the Nortridge platform and other third-party software vendor products and applications are subject to damage or interruption from:

- power loss, computer systems failures, and internet, telecommunications, or data network failures;

- operator negligence or improper operation by, or supervision of, employees;

- physical and electronic loss of data or security breaches, misappropriation, and similar events;

- computer viruses;

- cyberterrorism;

- intentional acts of vandalism and similar events; and

- hurricanes, fires, floods, and other natural disasters.

Any failure of the Nortridge platform or any other third-party software vendor product systems due to any of these causes, if it is not supported by our disaster recovery plan, could cause an interruption in operations. Though we have implemented contingency and disaster recovery processes in the event of one or several technology failures, any unforeseen failure, interruption, or compromise of these systems or security measures could affect our origination, servicing, and collection of loans. The risk of possible failures or interruptions may not be adequately addressed, and such failures or interruptions could occur.

For example, in January 2020, we experienced an information technology infrastructure event caused by a system backup that affected our ability to originate branch loans and process certain methods of payment. As a result, our loan management system was not fully operational for a total of approximately seven business days. The outage had an adverse impact on our results of operations. Although the Company, with the assistance of third-party experts, addressed and resolved the issue, there can be no assurance that a similar event will not occur in the future.

We also rely on third-party software vendors to provide access to loan applications and/or screen applications. There can be no assurance that these third-party providers will continue to provide us information in accordance with our lending guidelines or that they will continue to provide us lending leads at all.

We rely on Amazon Web Services and Microsoft Azure for our computing, storage, networking, and similar services. Any disruption of or interference with our use of the Amazon Web Services and Microsoft Azure products and services would negatively impact our operations and adversely affect our business.

AWS and Microsoft Azure provide–the technology infrastructure we use to run our business operations. The technology infrastructure provided includes data center hosting facilities operated by AWS and Microsoft Azure. Any disruption of or interference with our use of AWS or Microsoft Azure products and services would negatively impact our operations and our business would be adversely affected. If our branches or customers encounter difficulties in accessing or are unable to access our platform, we may lose customers and revenue. Due to the nature of the AWS and Microsoft Azure products and services provided, we are unable to easily transition from these vendors to other providers, and any such transition could require business downtime that could negatively impact our business. AWS and Microsoft Azure also possess broad discretion to interpret and change their terms of services and other policies that apply to us, which may be unfavorable to our business.

Our technology platforms may not meet expectations, and we may not be able to make technological improvements as quickly as some of our competitors.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products, services, and marketing channels, including the use of AI and machine-learning solutions to interact with customers, sell products and services, and support and grow a customer base. We rely on our integrated branch network as the foundation of our omni-channel platform and the primary point of contact with our active accounts. In order to serve consumers who want to reach us over the internet, we make an online loan application available on our consumer website, and we provide our

customers an online customer portal, giving them online access to their account information and an electronic payment option. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demand for convenience, as well as to create additional efficiencies in our operations. We expect that new technologies and business processes applicable to the consumer finance industry will continue to emerge, and these new technologies and business processes may be more efficient than those that we currently use. We cannot ensure that we will be able to sustain our investment in new technology, and we may not be able to effectively implement new technology-driven products and services as quickly as some of our competitors or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could cause disruptions in our operations, harm our ability to compete with our competitors, and adversely affect our business, prospects, financial condition, results of operations, and liquidity.

Security breaches, cyber-attacks, failures in our information systems, or fraudulent activity could result in damage to our operations or lead to reputational damage.

We rely heavily on communications and information systems to conduct our business. Each branch is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis, and report revenues and expenses to our headquarters. Our computer systems, software, and networks may be vulnerable to breaches (including via computer hackings), unauthorized access, misuse, computer viruses, malware or ransomware, phishing, employee error or malfeasance, or other failures or disruptions that could result in disruption to our business or the loss or theft of confidential information, including customer, employee, and business information. Further, the rapid evolution and increased adoption of AI technologies, increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties may increase our level of cybersecurity risk. Any failure, interruption, or breach in security of these systems, including any failure of our back-up systems, hardware failures, or an inability to access data maintained offsite, could result in failures or disruptions in our customer relationship management, general ledger, loan, and other systems and could result in a loss of data (including loan portfolio data), a loss of customer business, or a violation of applicable privacy and other laws, subject us to additional regulatory scrutiny, or expose us to civil litigation, possible financial liability, and other adverse consequences, any of which could have a material adverse effect on our financial condition and results of operations. Furthermore, the techniques that are used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time. Accordingly, we may not be able to detect immediately any such breach, which may increase the losses that we would suffer. Additionally, our existing insurance policies may be insufficient to reimburse us for all of the damages that we might incur as a result of a breach.

A security breach or cyber-attack on our computer systems could interrupt or damage our operations or harm our reputation. We have implemented systems and processes designed to protect against unauthorized access to or use of personal information and rely on encryption and authentication technology to effectively secure transmission of confidential information, including customer bank account, credit card, and other personal information. Despite the implementation of these security measures, there is no guarantee that they are adequate to safeguard against all security breaches and our systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties, or similar disruptive problems. We may also face new or heightened risks related to remote work among certain of our employees and use of digital operations, both of which have become more common in recent years. The continued evolution and increased usage of AI technologies may further increase our cybersecurity risks. If we were to experience a security breach or cyber-attack, we could be required to incur substantial costs and liabilities, including, among other things, the following:

- expenses to rectify the consequences of the security breach or cyber-attack;

- liability for stolen assets or information;

- costs of repairing damage to our systems;

- lost revenue and income resulting from any system downtime caused by such breach or attack;

- increased costs of cybersecurity protection;

- costs of incentives we may be required to offer to our customers or business partners to retain their business; and

- damage to our reputation causing customers and investors to lose confidence in our company.

Further, any compromise of security or cyber-attack could deter consumers from entering into transactions that require them to provide confidential information to us. In addition, if confidential customer information or information belonging to our business

partners is misappropriated from our computer systems, we could be sued by those who assert that we did not take adequate precautions to safeguard our systems and confidential data belonging to our customers or business partners, which could subject us to liability and result in significant legal fees and expenses in defending these claims. As a result, any compromise of security of our computer systems or cyber-attack could have a material adverse effect on our business, financial condition, and results of operations.

As part of our business, and subject to applicable privacy laws, we may share confidential customer information and proprietary information with vendors, service providers, and business partners. The information systems of these third parties may also be vulnerable to security breaches, and we may not be able to ensure that these third parties have appropriate security controls in place to protect the information that we share with them. If our proprietary or confidential customer information is intercepted, stolen, misused, or mishandled while in possession of a third party, it could result in reputational harm to us, loss of customer business, and additional regulatory scrutiny, and it could expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition, and liquidity. Although we maintain insurance that is intended to cover certain losses from such events, there can be no assurance that such insurance will be adequate or available.

We are also subject to an increasing number of cybersecurity reporting obligations. These reporting requirements have been proposed or implemented by a number of regulators in different jurisdictions, may vary in their scope and application, and could contain conflicting requirements. Certain of these rules and regulations may require us to report a cybersecurity incident before we have been able to fully assess its impact or remediate the underlying issue. Efforts to comply with such reporting requirements could divert management's attention from our cybersecurity incident response and could potentially reveal system vulnerabilities to threat actors. Failure to timely report cybersecurity incidents under these rules could also result in regulatory investigations, litigation, monetary fines, sanctions, or subject us to other forms of liability.

The development and use of artificial intelligence presents risks and challenges that may adversely impact our business.

We, or the third party service providers with which we transact or have business relationships, may develop or incorporate AI technology in certain business processes, services, or products. The development and use of AI presents several potential risks and challenges to our business. The implementation by us of AI technologies may require significant additional investments in infrastructure, personnel, and training. There can be no assurance that such investments will yield the anticipated benefits or that we will be able to successfully integrate AI into our existing systems and processes without disruption. We may not be able to effectively implement or keep pace with evolutions in AI or other technology-driven products and services as quickly or with the same degree of success as our competitors. Failure to successfully keep pace with technological change affecting the financial services industry could harm our ability to innovate and expand our loan products and otherwise adversely affect our business and our ability to compete successfully in the consumer finance industry.

The legal and regulatory environment relating to AI is complex and rapidly evolving in the United States and includes both regulatory frameworks targeting AI specifically and other laws and regulations related to such matters as intellectual property, privacy, consumer protection, and employment, among others, applicable to the use of AI. These evolving laws and regulations could affect our approach to AI technology and any implementation of AI technology that we may pursue and could result in significant compliance costs and risk of non-compliance.

AI models may produce output or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, that infringes on the intellectual property rights of others, or that is otherwise harmful. The limited transparency of AI models increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of AI models, reducing erroneous output of AI models, eliminating bias in AI models, and complying with relevant regulations. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, which could expose us to risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility.

Whether or not we are otherwise able successfully to manage the implementation of AI in our business and address the competitive challenges AI could pose to our business and any failure by third parties with which we transact or have business relationships to adhere to our AI policies or otherwise to use AI in an appropriate manner, could result in legal or regulatory violations, jeopardize our business model, or expose us to cybersecurity threats, any of which could adversely affect our business and result in our sustaining reputational, technical, or competitive harm.

Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.

Pandemics, epidemics, and similar public health crises could adversely impact our business, liquidity, financial condition, and results of operations.

Our business could be materially and adversely affected by a new pandemic, epidemic, or similar public health crisis, or the public perception of such a crisis. If such a crisis were to arise, we may rely more heavily on online operations for customer access. If we were to experience disruptions in our online operations, including our remote origination capabilities, or are unable to timely expand our remote working infrastructure in response to government or company initiated restrictions, we may be unable to timely and effectively service accounts and perform key business functions. Disruptions in our business could also result from the inability of key personnel and/or a significant portion of our workforce or that of our vendors to fulfill their duties due to illness or restriction (such as a government or Company mandated quarantine or branch closure). We maintain business continuity plans, but there is no assurance that such plans will effectively mitigate the risks posed by any pandemic, epidemic, or similar public health crisis in the future.

The extent to which any new public health crises, epidemics, or pandemics will ultimately impact our business and financial condition will depend on future events that are difficult to forecast, including, but not limited to, the duration and severity of the event, the success of actions taken to contain, treat, and prevent the pathogen, and the speed at which normal economic and operating conditions return and are sustained.

Centralized headquarters' functions and branch operations are susceptible to disruption by catastrophic events, which could have a material adverse effect on our business, financial condition, and results of operations.

Our headquarters are in an office building located in Greer, South Carolina, a town located outside of Greenville, South Carolina. Our administrative and management processes are primarily provided to our branches from this centralized location. Our primary data center facilities are located in Northern Virginia, and our backup data centers are located in Ohio. RMC business operations could be disrupted if a catastrophic event, such as a tornado, power outage, or act of terror, affected Greenville, Greer, Northern Virginia, or Ohio, or the nearby areas. Severe weather events that could cause damage to our facilities or the prolonged loss of power that would disrupt our ability to provide services are occurring more frequently, and there is no guarantee that our facilities will avoid such a weather event. Any such catastrophic event(s) or other unexpected disruption of our headquarters or data center facilities could have a material adverse effect on our business, financial condition, and results of operations.

The "decentralized" nature of our origination and servicing creates additional risks.

We utilize a centralized branch structure in certain markets with the intent that such centralized branch service our customer base; however, we conduct significant operations through our branch offices, including key parts of the underwriting process. There can be no assurance that we will be able to attract and retain qualified personnel to perform these tasks. Inadequate staffing may result in scenarios where fraud or noncompliance with applicable law is not as readily detected and also may result in heightened exposure to potential employee misconduct, each of which could adversely affect the quality of the loans that we originate or otherwise acquire.

Our branches also serve as an important component of our ongoing servicing and collecting processes. Except for loans originated by a centralized branch and serviced at a centralized location in certain markets, the primary responsibility for the servicing and collections process generally resides with the applicable local branch, although in the future, we may direct borrowers to remit payments through one or more lockboxes. A certain minimum level of staffing is necessary in order to ensure an adequate level of servicing and collections. For example, we seek to contact our customers soon after a loan becomes delinquent because historically, when collection efforts begin at an earlier stage of delinquency, there is a greater likelihood that the applicable personal loan will not be charged off (though there is no assurance that such historical trend will continue). Consequently, during periods of increased delinquencies, it becomes extremely important that our branches are properly staffed and trained to take appropriate action in an effort to bring delinquent balances current and ultimately avoid a loan from becoming charged off. If we are unable to attract and retain a sufficient number of qualified credit and collection personnel, it could result in increased delinquencies and credit losses on our loan portfolio.

Additionally, the "decentralized" nature of our branch model may make it more difficult for us to ensure compliance with our origination, acquisition, and servicing procedures and standards than if our operations were centralized in a single location. Similarly,

given the "decentralized" and largely manual processing of a portion of payment on our loans, the possibility of delay or misdirection of payments is greater than with payments through lockboxes or electronic channels.

The ability of our customers to make in-branch payments and any future inability to make in-branch payments may result in additional risks.

As of December 31, 2025, our integrated branch network consisted of 353 branches across 19 states. With respect to our managed portfolio of loan products, during fiscal year 2025, approximately 11% (by dollar amount) of our loan payments were made by cash or check and received in branch, although in the future we may direct borrowers to remit payments through one or more lockboxes. Despite a recent trend in favor of payments via electronic channels, a significant number of borrowers may continue to make payments in branches, including in cash, ACH, or by debit. While we cannot estimate the percentage of borrowers without a checking account, should one or more of the branches become unavailable for any reason for the acceptance of payments, the ability to collect payments from these borrowers who would otherwise make payments at such branch may be adversely affected. Such events could result in increased delinquencies and losses on our loan portfolio. Additionally, there can be no assurance that the number of borrowers that make cash payments or payments in person at our branches in the future will not increase over current levels. In the event that such cash payments are no longer accepted, there can be no assurance that the performance of our loan portfolio would not be adversely affected, resulting in increased delinquencies and losses on our loan portfolio.

Regular turnover among our managers and other employees at our branches makes it more difficult for us to operate our branches and increases our costs of operations, which could have an adverse effect on our business, financial condition, and results of operations.

Our workforce is comprised primarily of employees who work on an hourly basis. In certain areas where we operate, there is significant competition for employees. In the past, we have lost employees and candidates to competitors who have been willing to pay higher compensation. Our ability to continue to expand our operations depends on our ability to attract, train, and retain a large and growing number of qualified employees. Turnover in our branches has remained at high levels during recent years, ranging from approximately 46% in 2020 to 53% in 2025. This turnover increases our cost of operations and makes it more difficult to operate our branches. Our loan specialist and assistant manager roles have historically experienced high turnover. We may not be able to retain and cultivate personnel at these ranks for future promotion to branch manager. If our employee turnover rates continue to increase or remain above historical levels or if unanticipated problems arise from our high employee turnover and we are unable to readily replace such employees, our business, results of operations, financial condition, and ability to continue to expand could be adversely affected.

The departure, transition, or replacement of key personnel could significantly impact the results of our operations. If we cannot continue to hire and retain high-quality employees, our business and financial results may be negatively affected.

Our future success significantly depends on the continued service and performance of our key management personnel. Competition for these employees is intense. Our operating results could be adversely affected by higher employee turnover or increased salary and benefit costs. Like most businesses, our employees are important to our success, and we are dependent in part on our ability to retain the services of our key management, operational, finance, and administrative personnel. We have built our business on a set of core values, and we attempt to hire employees who are committed to these values. We want to hire and retain employees who will fit our culture of compliance and of providing exceptional service to our customers. In order to compete and to continue to grow, we must attract, retain, and motivate employees, including those in executive, senior management, and operational positions. As our employees gain experience and develop their knowledge and skills, they become highly desired by other businesses. Therefore, to retain our employees, we must provide a satisfying work environment and competitive compensation and benefits. If costs to retain our skilled employees increase, then our business and financial results may be negatively affected.

Our continued growth is also dependent, in part, on the skills, experience, and efforts of our executive officers and senior management.

We may not be successful in retaining the current members of our executive or senior management team or our other key employees. Furthermore, key management transitions, such as our recent change in President and Chief Executive Officer, involve inherent risk, and such transition periods can be disruptive and may result in a loss of personnel with deep institutional knowledge. The loss of the services of any of our executive officers, senior management, or key team members, including state vice presidents, or the inability to attract additional qualified personnel as needed, could have an adverse effect on our business, financial condition, and results of operations. We also depend on our district supervisors to supervise, train, and motivate our branch employees. These

supervisors have significant experience with our company and within our industry and would be difficult to replace. If we lose a district supervisor to a competitor, we could also be at risk of losing other employees and customers.

Employee misconduct or misconduct by third parties acting on our behalf could harm us by subjecting us to significant legal liability, regulatory scrutiny, and reputational harm.

Our reputation is critical to maintaining and developing relationships with our existing and potential customers and third parties with whom we do business. There is a risk that our employees or third-party contractors could engage in misconduct that adversely affects our business. For example, if an employee or third-party contractor were to engage—or be accused of engaging—in illegal or suspicious activities, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial condition, customer relationships, and ability to attract future customers. Employee or third-party misconduct could prompt regulators to allege or to determine, based upon such misconduct, that we have not established adequate supervisory systems and procedures to inform employees of applicable rules or to detect and deter violations of such rules. It is not always possible to deter employee or third-party misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. Misconduct by our employees or third-party contractors, or even unsubstantiated allegations, could result in a material adverse effect on our reputation and our business.

Security breaches in our branches or acts of theft, fraud, or violence could adversely affect our financial condition and results of operations.

A portion of our account payments occur at our branches, either in person or by mail, and often consist of cash payments, which we deposit at local banks each day. This business practice exposes us daily to the potential for employee theft of funds or, alternatively, to theft and burglary due to the cash we maintain in our branches. Despite controls and procedures to prevent such losses, we have sustained losses due to employee theft and fraud (including collusion), including from the origination of fraudulent loans. We are also susceptible to break-ins at our branches, where money or customer records necessary for day-to-day operations (which also contain extensive confidential information about our customers, including financial and personally identifiable information) could be taken. A breach in the security of our branches or in the safety of our employees could result in employee injury, loss of funds or records, and adverse publicity, and could result in a loss of customer business or expose us to additional regulatory scrutiny and penalties, civil litigation, and possible financial liability, any of which could have a material adverse effect on our reputation, financial condition, and results of operations.

Our branch offices have physical customer records necessary for day-to-day operations that contain extensive confidential information about our customers, including financial and personally identifiable information. The loss or theft of customer information and data from branch offices or other storage locations could subject us to additional regulatory scrutiny and penalties, and could expose us to civil litigation and possible financial liability, which could have a material adverse effect on our business, financial condition, and results of operations.

Our risk management efforts may not be effective.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as regulatory and operational risks related to our business, assets, and liabilities. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified, or identify additional risks to which we may become subject in the future.

We may be unsuccessful in maintaining effective internal controls over financial reporting and disclosure controls and procedures.

Controls and procedures are particularly important for consumer finance companies. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud or material error. Any system of controls, however well-designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurance that the objectives of the system are met. Section 404 of the Sarbanes-Oxley Act of 2002 requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that

is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. Any failure to maintain current internal controls or implement required new or improved controls, or difficulties encountered in their maintenance and/or implementation, could cause us to fail to meet our reporting obligations.

If material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future or if our controls and procedures fail or are circumvented, our consolidated financial statements may contain material misstatements, we could be required to restate our financial results, we may be unable to produce accurate and timely financial statements, and we may be unable to maintain compliance with applicable stock exchange listing requirements, any of which could have a material adverse effect on our business, results of operations, financial condition, and stock price. The discovery of a material weakness and the disclosure of that fact, even if quickly remediated, could reduce the market value of shares of our common stock. Additionally, the existence of any material weakness or significant deficiency requires management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiency, and management may not be able to remediate any such material weaknesses or significant deficiency in a timely manner. Undetected material weaknesses in our internal controls could lead to financial statement restatements, which could have a material adverse effect on our business, financial condition, and results of operations.

If our estimate of allowance for credit losses is not adequate to absorb actual losses, our provision for credit losses would increase, which would adversely affect our results of operations.

We maintain an allowance for credit losses for all loans we make. To estimate the appropriate level of credit loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the total amount of loans outstanding; delinquency levels, roll rates, and trends; historical credit losses; our current collection patterns; and economic trends. Our methodology for establishing our allowance for credit losses is based on models (probability of default, loss given default), our historical loss experience, and estimates of future macroeconomic environments. If customer behavior changes because of economic, political, social, or other conditions and if we are unable to predict how the unemployment rate and general economic uncertainty may affect our credit loss allowance, our provision for credit losses may be inadequate. As of December 31, 2024, our allowance for credit losses was $199.5 million. We had net credit losses of $195.7 million during fiscal year 2025 that related to our portfolio as of December 31, 2024. Net credit losses related to the December 31, 2024 portfolio were impacted by sustained macroeconomic stress on our customers related to elevated inflation and interest rates during 2025. As of December 31, 2025, our allowance for credit losses was $220.9 million. Maintaining the adequacy of our allowance for credit losses may require significant and unanticipated changes in our provisions for credit losses, which would materially affect our results of operations. Our allowance for credit losses, however, is an estimate, and if actual credit losses are materially greater than our credit loss allowance, our financial condition and results of operations could be adversely affected. Neither state regulators nor federal regulators regulate our allowance for credit losses.

If assumptions or estimates we use in preparing our financial statements are incorrect or are required to change, our reported results of operations and financial condition may be adversely affected.

We are required to use certain assumptions and estimates in preparing our financial statements under GAAP, including in determining allowances for credit losses, the fair value of financial instruments, asset impairment, reserves related to litigation and other legal matters, the fair value of share-based compensation, and other taxes and regulatory exposures. In addition, significant assumptions and estimates are involved in determining certain disclosures required under GAAP, including those involving the fair value of our financial instruments. If the assumptions or estimates underlying our financial statements are incorrect, the actual amounts realized on transactions and balances subject to those estimates will be different, and this could have a material adverse effect on our results of operations and financial condition.

In addition, the FASB may from time-to-time review or propose changes to financial accounting and reporting standards that govern key aspects of our financial statements, including areas where assumptions or estimates are required. As a result of any changes to financial accounting or reporting standards, whether promulgated or required by the FASB or other regulators, we could be required to change certain of the assumptions or estimates we previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition generally. For additional information on the key areas for which assumptions and estimates are used in preparing our financial statements, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies" and Note 2, "Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Part II, Item 8, "Financial Statements and Supplementary Data."

We depend to a substantial extent on borrowings under our senior revolving credit facility to fund our liquidity needs.

We have a senior revolving credit facility committed through August 2028 that allows us to borrow up to $355.0 million (with an accordion provision that can expand up to $420.0 million), assuming we are in compliance with a number of covenants and conditions. The amount outstanding thereunder was $188.6 million ($187.4 million of outstanding debt and $1.2 million of interest payable) as of December 31, 2025, and we had $167.6 million of unused capacity on the credit facility (subject to certain covenants and conditions) at that time. During fiscal 2025, the maximum amount of borrowings outstanding under the facility at any one time was $254.2 million. The senior revolving credit facility is collateralized by certain of our assets, including substantially all of our finance receivables (other than those held by certain SPEs, as described below) and equity interests of the majority of our subsidiaries. We use our senior revolving credit facility as a source of liquidity, including for working capital and to fund the loans we make to our customers. If our existing sources of liquidity become insufficient to satisfy our financial needs or our access to these sources becomes unexpectedly restricted, we may need to try to raise additional capital in the future. If such an event were to occur, we can give no assurance that such alternate sources of liquidity would be available to us on favorable terms or at all. In addition, we cannot be certain that we will be able to replace the senior revolving credit facility when it matures on favorable terms or at all. If any of these events occur, our business, financial condition, and results of operations could be adversely affected.

The credit agreements governing our debt contain restrictions and limitations that could affect our ability to operate our business.

The credit agreements governing our senior revolving credit facility and revolving warehouse credit facilities contain a number of covenants that could adversely affect our business and our flexibility to respond to changing business and economic conditions or opportunities. Among other things, these covenants limit our ability to:

- incur or guarantee additional indebtedness;

- purchase loan portfolios in bulk;

- pay dividends or make distributions on our capital stock or make certain other restricted payments;

- sell assets, including our loan portfolio or the capital stock of our subsidiaries;

- enter into transactions with our affiliates;

- create or incur liens; and

- consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets.

The credit agreements also impose certain obligations on us relating to our underwriting standards, recordkeeping and servicing of our loans, and our loss reserves and charge-off policies, and they require us to maintain certain financial ratios, including an interest coverage ratio. If we were to breach any covenants or obligations under our credit agreements and such breaches were to result in an event of default, our lenders could cause all amounts outstanding to become due and payable, subject to applicable grace periods. An event of default in any one credit agreement could also trigger cross-defaults under other existing and future credit agreements and other debt instruments, and materially and adversely affect our financial condition and ability to continue operating our business as a going concern.

Our securitizations may expose us to financing and other risks, and there can be no assurance that we will be able to access the securitization market in the future, which may require us to seek more costly financing.

As of December 31, 2025, we have completed thirteen securitizations, and we may in the future securitize certain of our finance receivables to generate cash to originate new finance receivables or to pay our outstanding indebtedness. In such transactions, we typically convey a pool of finance receivables to a special purpose entity, which, in turn, conveys the finance receivables to a trust (the issuing entity). Concurrently, the issuing entity issues non-recourse notes or certificates pursuant to the terms of an indenture and/or amended and restated trust agreement, which then are transferred to the special purpose entity in exchange for the finance receivables. The securities issued by the issuing entity are secured by the pool of finance receivables. In exchange for the transfer of finance receivables to the issuing entity, we typically receive the cash proceeds from the sale of the securities issued by the issuing entity, all residual interests, if any, in the cash flows from the finance receivables after payment of the securities, and a 100% beneficial interest in the issuing entity.

Although we successfully completed securitizations during the past seven years, we can give no assurances that we will be able to complete additional securitizations, including if, for example, the securitization markets become constrained or events within

the Company cause investors to lack confidence in our ability to fulfill our obligations as servicer with respect to the securitizations. Further, the value of any subordinated securities that we may retain in our securitizations might be reduced or, in some cases, eliminated as a result of an adverse change in economic conditions or other factors.

Regional Management Corp. currently acts as the Servicer with respect to each securitization. If the Servicer defaults in its servicing obligations, an early amortization event could occur under each securitization and the Servicer could be replaced as servicer. Servicer defaults include, but are not limited to, the failure of the Servicer to make any payment, transfer, or deposit in accordance with applicable securitization documents; breaches of representations, warranties, or certifications made by the Servicer under applicable securitization documents; and the occurrence of certain insolvency events with respect to the Servicer. Such an early amortization event could have materially adverse consequences on our liquidity and cost of funds.

Rating agencies may also affect our ability to execute a securitization transaction or increase the costs we expect to incur from executing securitization transactions, not only by deciding not to issue ratings for our securitization transactions, but also by altering the processes and criteria they follow in issuing ratings. Rating agencies could alter their ratings processes or criteria after we have accumulated finance receivables for securitization in a manner that effectively reduces the value of those finance receivables by increasing our financing costs or otherwise requiring that we incur additional costs in order to comply with those processes and criteria. We have no ability to control or predict what actions the rating agencies may take.

Further, other matters, such as (i) accounting standards applicable to securitization transactions and (ii) capital and leverage requirements applicable to banks and other regulated financial institutions holding asset-backed securities, could result in decreased investor demand for securities issued through our securitization transactions or increased competition from other institutions that undertake securitization transactions. In addition, compliance with certain regulatory requirements, including the Dodd-Frank Act, may affect the type of securitization transactions that we are able to complete.

An inability to consummate further securitization transactions on terms similar to our existing securitization transactions, or at all, could require us to seek more costly financing and/or have a material adverse effect on our business, financial condition, and results of operations.

We may be required to indemnify, or repurchase certain finance receivables from, purchasers of finance receivables that we have sold or securitized, or which we will sell or securitize in the future, if our finance receivables fail to meet certain criteria or characteristics or under other circumstances, which could adversely affect our results of operations, financial condition, and liquidity.

We have entered into certain financing arrangements, including revolving warehouse credit facilities and securitizations, which are secured by Receivables. As of December 31, 2025, our outstanding principal balances ranged between $102.1 million and $291.8 million based on securitizations completed between July 2021 and October 2025. Our operating subsidiaries originated the Receivables and subsequently transferred the Receivables to certain of our wholly owned subsidiaries that were established for the special purpose of entering into the financing arrangements and the respective securitizations. The documents governing our financing arrangements and securitizations contain provisions that require us to repurchase the affected Receivables under certain circumstances. While our financing and securitization documents vary, they generally contain customary provisions that require us and the special purpose entities to make certain representations and warranties about the quality and nature of the Receivables. Together with the special purpose entities, we may be required to repurchase the Receivables if a representation or warranty is later determined to be inaccurate. In such a case, we will be required to pay a repurchase price for the release of the affected Receivables.

We believe that many purchasers of loans and other counterparties to transactions like those provided for in the revolving warehouse credit facilities, the securitizations, and other similar transactions are particularly aware of the conditions under which originators or sellers of such finance receivables must indemnify for or repurchase finance receivables, and may benefit from enforcing any available repurchase remedies. If we are required to repurchase Receivables that we have sold or pledged, it could adversely affect our results of operations, financial condition, and liquidity.

We are subject to interest rate risk resulting from general economic conditions and policies of various governmental and regulatory agencies.

Interest rate risk arises from the possibility that changes in interest rates will affect our results of operations and financial condition. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies. Furthermore, market conditions or regulatory restrictions on interest rates

we charge may prevent us from passing any increases in interest rates along to our customers. We originate finance receivables at either prevailing market rates or at statutory limits. Subject to statutory limits, our ability to react to changes in prevailing market rates is dependent upon the speed at which our customers pay off or renew loans in our existing loan portfolio, which allows us to originate new loans at prevailing market rates. Because our large loans have longer maturities than our small loans and typically renew at a slower rate than our small loans, the rate of turnover of the loan portfolio may change as our large loans change as a percentage of our portfolio.

In addition, elevated interest rates increase our cost of capital by influencing the amount of interest we pay on our senior revolving credit facility, our revolving warehouse credit facilities, or any other floating interest rate obligations that we may incur, which would increase our operating costs and decrease our operating margins. Interest payable on our senior revolving credit facility and our revolving warehouse credit facilities is variable and could increase in the future.

For additional information, see Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

Our use of derivatives exposes us to credit and market risk.

From time to time, we may enter into derivative transactions for economic hedging purposes, such as managing our exposure to interest rate risk. By using derivative instruments, we are exposed to credit and market risk, including the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost, default risk, and the risk of insolvency or other inability of the counterparty to a particular derivative transaction to perform its obligations. For additional information, see Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

Macroeconomic conditions could have a material adverse effect on our business, financial position, results of operations, and cash flows, and may increase loan defaults and affect the value and liquidity of your investment.

We are not insulated from the pressures and potentially negative consequences of financial crises and similar risks beyond our control that have in the past and may in the future affect the capital and credit markets, the broader economy, the financial services industry, or the segment of that industry in which we operate. Our financial performance generally, and in particular the ability of our borrowers to make payments on outstanding loans, is highly dependent upon the business and economic environments in the markets where we operate and in the United States as a whole.

In recent years, the U.S. economy has undergone a period of rapid change and significant uncertainty, driven in part by elevated inflation and interest rates, as well as changing U.S. consumer spending patterns. While inflation has decreased in recent years to 2.7% for the year ended December 31, 2025, it remains above the Federal Reserve Board's target of 2.0%. The Federal Reserve Board lowered interest rates in 2024 and 2025; however, it remains uncertain if the Federal Reserve Board will continue to lower interest rates in 2026. There is also no guarantee that the Federal Reserve Board may not raise interest rates in the future depending on economic conditions.

During an economic downturn or recession, credit losses in the financial services industry generally increase and demand for credit products often decreases. Declining asset values, defaults on consumer loans, and the lack of market and investor confidence, as well as other factors, all combine to decrease liquidity during an economic downturn. As a result of these factors, some banks and other lenders have suffered significant losses during economic downturns, and the strength and liquidity of many financial institutions worldwide may weaken during an economic crisis. Additionally, during an economic downturn, our loan servicing costs and collection costs may increase as we may have to expend greater time and resources on these activities. Our underwriting criteria, policies and procedures, and product offerings may not sufficiently protect our growth and profitability during a sustained period of economic downturn or recession. Any renewed economic downturn will adversely affect the financial resources of our customers and may result in the inability of our customers to make principal and interest payments on, or refinance, the outstanding debt when due.

Should economic conditions decline in the future, they may adversely affect the credit quality of our loans. In the event of increased default by borrowers under the loans, and/or a decrease in the volume of the loans we originate, our business, financial condition, and results of operations could be adversely affected.

Failure to maintain, protect, and promote our brand may harm our business.

Maintaining, protecting, and promoting our brand is critical to our attracting and retaining customers, investors, and employees. Harm to our brand can arise from many sources, including employee misconduct, misconduct by outsourced service providers or other counterparties, litigation or regulatory actions, failure by us to meet minimum standards of service and quality,

inadequate protection of customer information, and compliance failures. Recently, financial services companies have been experiencing increased reputational risk as consumers take issue with certain of their practices. Negative publicity regarding our company (or others engaged in a similar business or activities), whether or not accurate, may damage our reputation, which could have a material adverse effect on our business, financial condition, and results of operations.

Many of our stakeholders possess increased interest in our environmental, social, and governance responsibilities. Our absolute and relative progress, or lack thereof, on environmental, social, and governance matters, along with our disclosure (or lack of disclosure) related thereto, could impact our reputation, brand, and the willingness of individuals and institutions to hold our common stock. If we do not successfully maintain, protect, and promote our brand, we may be unable to maintain and/or expand our customer and/or investor base, which may materially harm our business.

Risks Related to Regulation and Legal Proceedings

Our business products and activities are strictly and comprehensively regulated at the local, state, and federal levels.

The consumer finance industry is extensively regulated by federal, state, and local consumer protection laws and regulations, including consumer protection laws and regulations relating to the creation, collection, and enforcement of consumer contracts, such as consumer loans. Personal loans that do not comply with consumer protection laws may not be enforceable against the borrowers of those loans. These laws and regulations impose significant costs and limitations on the way we conduct and expand our business, and these costs and limitations may increase in the future if such laws and regulations are changed. These laws and regulations govern or affect, among other things:

- the interest rates and manner of calculating such rates that we may charge customers;

- terms of loans, including fees, maximum amounts, and minimum durations;

- origination practices;

- disclosure requirements, including posting of fees;

- solicitation and advertising practices;

- currency and suspicious activity reporting;

- recording and reporting of certain financial transactions;

- privacy of personal customer information;

- the types of products and services that we may offer;

- servicing and collection practices;

- approval of licenses; and

- locations of our branches.

Due to the highly regulated nature of the consumer finance industry, we are required to comply with a wide array of federal, state, and local laws and regulations that affect, among other things, the manner in which we conduct our origination and servicing operations. These laws and regulations directly impact our business and require constant compliance, monitoring, and internal and external audits. Although we have an enterprise-wide compliance framework structured to continuously evaluate our activities, compliance with applicable law is costly and may create operational constraints.

At a federal level, these laws and their implementing regulations include, among others, the Truth in Lending Act and Regulation Z, the Consumer Financial Protection Act, the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act and Regulation V, as amended by the Fair and Accurate Credit Transactions Act, the Gramm-Leach-Bliley Act, the Electronic Funds Transfer Act and Regulation E, the Federal Trade Commission Act, the Servicemembers Civil Relief Act, the Military Lending Act, the Fair Debt Collection Practices Act and Regulation F, and the Telephone Consumer Protection Act, and requirements related to unfair, deceptive, or abusive acts or practices. Many states and local jurisdictions have consumer protection laws analogous to, or in addition to, those listed above, such as usury laws and state debt collection practices laws that apply to first-party lenders. These laws affect how loans are made, enforced, and collected. The U.S. government and states may pass new laws, or may amend existing laws, to further regulate the consumer finance industry, installment loans, or to reduce the finance charges or other fees applicable to personal loans.

Federal and state consumer protection laws impose requirements, including licensing requirements, and place restrictions on creditors in connection with extensions of credit and collections on personal loans and protection of sensitive customer data obtained in the origination and servicing thereof. Personal loans that do not comply with consumer protection laws may not be valid or enforceable under their terms against the borrowers of those loans. The federal and state consumer protection laws, rules, and regulations applicable to the solicitation and advertising for, underwriting of, granting, servicing, and collection of personal loans, and the protection of sensitive customer data, frequently provide for administrative penalties, as well as civil (and in some cases, criminal) liability resulting from their violation. An administrative proceeding or litigation relating to one or more allegations or findings of the violation of such laws by us could result in modifications to our methods of doing business, which could impair our ability to originate or otherwise acquire new loans or collect on our loan portfolio or result in us having to pay damages and/or cancel the balance or other amount owing under the loan associated with such violations. Our loans are subject to generally standard documentation. Thus, many borrowers may be similarly situated in so far as the provisions of their respective contractual obligations are concerned. Accordingly, allegations of violations of the provisions of applicable federal or state consumer protection laws could potentially result in a large class of claimants asserting claims against us. There is no assurance that such claims will not be asserted against us in the future.

Changes to statutes, regulations, or regulatory policies, including the interpretation, implementation, and enforcement of statutes, regulations, or policies, could affect us in substantial and unpredictable ways, including limiting the types of financial services and products that we may offer and increasing the ability of competitors to offer competing financial services and products. Compliance with laws and regulations requires us to invest increasingly significant portions of our resources in compliance planning and training, monitoring tools, and personnel, and requires the time and attention of management. These costs divert capital and focus away from efforts intended to grow our business. Because these laws and regulations are complex and often subject to interpretation, or because of a result of unintended errors, we may, from time to time, inadvertently violate these laws, regulations, and policies, as each is interpreted by our regulators. If we do not successfully comply with laws, regulations, or policies, we could be subject to fines, penalties, lawsuits, or judgments, our compliance costs could increase, our operations could be limited, and we may suffer damage to our reputation. If more restrictive laws, rules, and regulations are enacted or more restrictive judicial and administrative interpretations of current laws are issued, compliance with the laws could become more expensive or difficult. Furthermore, changes in these laws and regulations could require changes in the way we conduct our business, and we cannot predict the impact such changes would have on our profitability.

Our primary regulators are the state regulators for the states in which we operate. We operate each of our branches under licenses granted to us by these state regulators. State regulators may enter our branches and conduct audits of our records and practices at any time, with or without notice. If we fail to observe, or are not able to comply with, applicable legal requirements, we may be forced to discontinue certain product offerings, which could adversely affect our business, financial condition, and results of operations. In addition, violation of these laws and regulations could result in fines and other civil and/or criminal penalties, including the suspension or revocation of our branch licenses, rendering us unable to operate in one or more locations. All of the states in which we operate have laws governing the interest rates and fees that we can charge and required disclosure statements, among other restrictions. Violation of these laws could involve penalties requiring the forfeiture of principal and/or interest and fees that we have charged. Depending on the nature and scope of a violation, fines and other penalties for noncompliance of applicable requirements could be significant and could have a material adverse effect on our business, financial condition, and results of operations.

While we believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable federal, state, and local laws and regulations, we may not be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could have a material adverse effect on our operations. In addition, changes in laws or regulations applicable to us could subject us to additional licensing, registration, and other regulatory requirements in the future or could adversely affect our ability to operate or the manner in which we conduct business. Licenses to open new branches are granted in the discretion of state regulators. Accordingly, licenses may be denied unexpectedly or for reasons outside of our control. This could hinder our ability to implement our business plans in a timely manner or at all.

As we enter new markets and develop new products and services, we may become subject to additional local, state, and federal laws and regulations. For example, although we intend to expand into new states or markets, we may encounter unexpected regulatory or other difficulties in these new states, including as they relate to securing the necessary licenses to operate, which may inhibit our growth. As a result, we may not be able to successfully execute our strategies to grow our revenue and earnings.

We are also subject to potential enforcement, supervision, or other actions that may be brought by state attorneys general or other state enforcement authorities and other governmental agencies. For example, the CFPB, state and federal banking regulators, state attorneys general, the Federal Trade Commission, the U.S. Department of Justice, and federal government agencies have imposed sanctions on consumer loan originators for practices including, but not limited to, charging borrowers excessive fees, steering borrowers to loans with higher costs or more onerous terms, imposing higher interest rates than the borrower's credit risk warrants, failing to disclose material terms of loans to borrowers, and otherwise engaging in discriminatory or unfair lending practices or unfair, deceptive, or abusive acts or practices. While we believe we are in substantial compliance with all applicable federal, state, and local laws and regulations, a contrary determination by a regulator, and any resulting action, could subject us to civil money penalties, customer remediation, and increased compliance costs, as well as damage to our reputation and brand and could limit or prohibit our ability to offer certain products and services or engage in certain business practices.

Additionally, Congress, the states, and regulatory agencies could further regulate the consumer credit industry in ways that make it more difficult for us to conduct business. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial institutions also could impact the manner in which we conduct our business. The regulatory environment in which financial institutions operate has become increasingly complex and robust. Any of the events described above could have a material adverse effect on all aspects of our business, financial condition, and results of operations.

We may become involved in investigations, examinations, and proceedings by government and self-regulatory agencies, which may result in material adverse consequences to our business, financial condition, and results of operations.

From time to time, we may become involved in formal and informal reviews, investigations, examinations, proceedings, and information-gathering requests by federal and state government and self-regulatory agencies. Should we become subject to such an investigation, examination, or proceeding, the matter could result in material adverse consequences to us, including, but not limited to, increased compliance costs, adverse judgments, significant settlements, fines, penalties, injunction, or other actions.

Changes in laws and regulations or interpretations of laws and regulations could negatively impact our business, financial condition, and results of operations.

The laws and regulations directly affecting our lending activities are constantly under review and are subject to change. In addition, consumer advocacy groups and various other media sources continue to advocate for governmental and regulatory action to prohibit or severely restrict various financial products, including the loan products we offer. Any changes in such laws and regulations, or the implementation, interpretation, or enforcement of such laws and regulations, could force us to modify, suspend, or cease part or, in the worst case, all of our existing operations. It is also possible that the scope of federal regulations could change or expand in such a way as to preempt what has traditionally been state law regulation of our business activities. The enactment of one or more of such regulatory changes could materially and adversely affect our business, results of operations, and prospects.

State and federal legislatures and regulators may also seek to impose new requirements or interpret or enforce existing requirements in new ways. Changes in current laws or regulations or the implementation of new laws or regulations in the future may restrict our ability to continue our current methods of operation or expand our operations. For example, bills have been introduced to Congress in the past that sought to prohibit the practice of directly mailing convenience checks to potential borrowers and place a 36 percent interest rate cap on all consumer loans. While these bills have not become law, if similar bills were ultimately to become law, such legislation could materially and adversely affect our business, results of operations, and prospects. Further, in January 2026, the current presidential administration proposed a 10% interest rate cap for credit cards which, if implemented, could have an adverse effect on our business and results of operations. Additionally, if the proposal for an interest rate cap (and any related legislation or executive order) extends to other forms of consumer credit such as personal loans, and, depending on how that would be implemented, our business and financial results could be materially and adversely impacted.

Additionally, new laws and regulations could subject us to liability for prior operating activities or lower or eliminate the profitability of operations going forward by, among other things, reducing the amount of interest and fees we charge in connection with our loans or limiting the types of insurance and other ancillary products that we may offer to our customers. If these or other factors lead us to close our branches in a state, in addition to the loss of net revenues attributable to that closing, we would incur closing costs such as lease cancellation payments and we would have to write off assets that we could no longer use. If we were to suspend rather than permanently cease our operations in a state, we would also have continuing costs associated with maintaining our branches and our employees in that state, with little or no revenues to offset those costs.

In addition to state and federal laws and regulations, our business is subject to various local rules and regulations, such as local zoning regulations. Local zoning boards and other local governing bodies have been increasingly restricting the permitted locations

of consumer finance companies. Any future actions taken to require special use permits for or impose other restrictions on our ability to provide products could adversely affect our ability to expand our operations or force us to attempt to relocate existing branches. If we were forced to relocate any of our branches, in addition to the costs associated with the relocation, we may be required to hire new employees in the new areas, which may adversely impact the operations of those branches. Relocation of an existing branch may also hinder our collection abilities, as our business model relies in part on the location of our branches being close to where our customers live in order to successfully collect on outstanding loans.

Changes in laws or regulations may have a material adverse effect on all aspects of our business in a particular state and on our overall business, financial condition, and results of operations, including our ability to generate new loans and the manner in which existing loans are serviced and collected.

Financial regulatory reform has created uncertainty and could negatively impact our business, financial condition, and results of operations.

In response to the financial crisis in 2008, the Dodd-Frank Act was signed into law on July 21, 2010. The Dodd-Frank Act requires the creation of new federal regulatory agencies and grants additional authorities and responsibilities to existing regulatory agencies to identify and address emerging systemic risks posed by the activities of financial services firms. The Dodd-Frank Act also provides for enhanced regulation of derivatives and mortgage-backed securities offerings, restrictions on executive compensation, and enhanced oversight of credit rating agencies. The Dodd-Frank Act also limits the ability of federal laws to preempt state and local consumer laws.

Additionally, the Dodd-Frank Act established the CFPB, as a consumer protection regulator tasked with regulating consumer financial services and products. Since its creation, the CFPB has been the subject of lawsuits challenging its authority. However, in May 2024, in the case of Community Financial Services Association of America, Limited v. Consumer Financial Protection Bureau, the U.S. Supreme Court confirmed that the statute providing funding to the CFPB does not violate the appropriations clause of the Constitution. This decision marks an end to the last pending wholesale challenge to the CFPB's constitutionality. However, there have also been legislative proposals in Congress from time to time seeking to significantly reform the CFPB's structure, authority, funding, and/or mandate. The current administration has also made potentially significant changes to the regulatory enforcement and supervisory agenda of the CFPB. As a result, there is, and will continue to be, uncertainty regarding the future of the CFPB and the impact on the lending markets. We cannot predict whether future executive or legislative actions regarding the CFPB, consumer laws, and related regulations may impact the industry generally, including potential actions that state or other federal regulators may take in response to such executive or legislative actions.

The Dodd-Frank Act impacts the offering, marketing and regulation of consumer financial products and services offered by financial institutions. The CFPB has supervision, examination, and enforcement authority over the consumer financial products and services offered by certain non-depository institutions and large insured depository institutions. For example, the CFPB may establish supervisory authority over a nonbank covered entity that it has reasonable cause to determine is engaging, or has engaged, in conduct that poses risks to consumers. The CFPB also has broad rulemaking and enforcement authority over providers of credit, savings, and payment services and products and authority to prevent "unfair, deceptive or abusive" practices. The CFPB has the authority to write regulations under federal consumer financial protection laws, and to enforce those laws against and examine large financial institutions for compliance.

On March 7, 2023, the CFPB provided the Company with Notice that it sought to establish supervisory authority over the Company pursuant to section 1024(a)(1)(C) of the Consumer Financial Protection Act of 2010. Under that provision, the CFPB may establish supervisory authority over any non-bank covered person that it has reasonable cause to determine is engaging, or has engaged, in conduct that poses risks to consumers with regard to the offering or provision of consumer financial products or services. The Company responded to the Notice by voluntarily consenting to the CFPB's supervisory authority and entering into a Consent Agreement dated January 4, 2024. Pursuant to the Consent Agreement and related CFPB order, the CFPB had supervisory authority over the Company for a period of two years ending January 8, 2026. In April 2025, the CFPB closed its examination of us without any adverse finding.

The CFPB is also authorized to pursue administrative proceedings or litigation for violations of federal consumer financial laws. In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $7,217 per day for minor violations of federal consumer financial laws (including the CFPB's own rules) to $36,083 per day for reckless violations and $1,443,275 per day for knowing violations. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders

available to the CFPB (but not for civil penalties). If the CFPB or one or more state officials find that we have violated the foregoing laws, they could exercise their enforcement powers in ways that would have a material adverse effect on Regional.

In addition to pre-existing enforcement rights for state attorneys general, the Dodd-Frank Act gives attorneys general authority to enforce the Dodd-Frank Act and regulations promulgated under the Dodd-Frank Act's authority. In conducting an investigation, the CFPB or state attorneys general may issue a civil investigative demand requiring a target company to prepare and submit, among other items, documents, written reports, answers to interrogatories, and deposition testimony. If we become subject to investigation, the required response could result in substantial costs and a diversion of management's attention and resources. In addition, the market price of our common stock could decline as a result of the initiation of a CFPB investigation of our company or even the perception that such an investigation could occur, even in the absence of any finding by the CFPB that we have violated any state or federal law.

Although many of the regulations implementing portions of the Dodd-Frank Act have been promulgated, we are still unable to predict how this significant legislation may be interpreted and enforced or the full extent to which implementing regulations and supervisory policies may affect it. The President and current Congress may impact the extent to which new or revised legislation or regulations are adopted, and whether provisions of the Dodd-Frank Act and rules promulgated thereunder, including those provisions establishing the CFPB and the rules and regulations proposed and enacted by the CFPB, may be revised, repealed, or amended. Although the CFPB under the current administration has been less active in examination, enforcement, and rulemaking, future actions by the CFPB, including under future administrations, could result in requirements to alter or cease offering certain consumer financial products and services, making them less attractive to consumers and less profitable to us while also restricting our ability to offer the products. There can be no assurance that future reforms will not significantly and adversely impact our business, financial condition, and results of operations.

We sell certain of our loans, including, in some instances, charged-off loans and loans where the borrower is in default, which could subject us to heightened regulatory scrutiny, expose us to legal action, cause us to incur losses, and/or limit or impede our collection activity.

As part of our business model, we have purchased and sold, and may in the future purchase and sell, some of our finance receivables, including loans that have been charged-off and loans where the borrower is in default. Regulators, including the CFPB, have in the past and may in the future scrutinize debt buyers and sales, especially when delinquent and charged-off debt is involved. In the past, the CFPB has criticized and/or penalized sellers of debt for insufficient documentation to support and verify the validity or amount of the debt as well as debt collectors for impermissible collection tactics, attempting to collect debts that are no longer valid, misrepresenting the amount of the debt, not having sufficient documentation to verify the validity or amount of the debt, and failing to obtain or maintain proper licenses. Accordingly, our sales of loans could expose us to lawsuits or fines by regulators if we do not have sufficient documentation to support and verify the validity and amount of the loans underlying the transactions, or if we or purchasers of our loans use collection methods that are viewed as unfair, deceptive, or abusive, or if purchasers of our loans fail to obtain or maintain proper licenses.

Our use of third-party vendors is subject to increasing regulatory attention.

Regulators, including the CFPB, have issued regulatory guidance that has focused on the need for financial institutions to oversee their business relationships with service providers in a manner that ensures such service providers comply with applicable law. This results in increased due diligence and ongoing monitoring of third-party vendor relationships, thus increasing the scope of management involvement and decreasing the benefit that we receive from using third-party vendors. Moreover, if regulators conclude that we have not met the heightened standards for oversight of our third-party vendors, we could be subject to enforcement actions, civil monetary penalties, supervisory orders to cease and desist, or other remedial actions, which could have an adverse effect on our business, financial condition, and results of operations.

We are subject to government regulations concerning our hourly and our other employees, including minimum wage, overtime, and health care laws.

We are subject to applicable rules and regulations relating to our relationship with our employees, including minimum wage and break requirements, pay transparency, leave requirements, health benefits, unemployment and sales taxes, overtime, and working conditions and immigration status. Legislated increases in the federal and state minimum wage and increases in additional labor cost components, such as employee benefit costs, workers' compensation insurance rates, compliance costs and fines, as well as the cost of litigation in connection with these regulations, would increase our labor costs. Unionizing and collective bargaining efforts have received increased attention nationwide in recent periods. Should our employees become represented by unions, we

would be obligated to bargain with those unions with respect to wages, hours, and other terms and conditions of employment, which is likely to increase our labor costs. Moreover, as part of the process of union organizing and collective bargaining, strikes and other work stoppages may occur, which would cause disruption to our business. Similarly, many employers nationally in similar retail environments have been subject to actions brought by governmental agencies and private individuals under wage-hour laws on a variety of claims, such as improper classification of workers as exempt from overtime pay requirements and failure to pay overtime wages properly, with such actions sometimes brought as class actions. These actions can result in material liabilities and expenses. Should we be subject to employment litigation, such as actions involving wage-hour, overtime, break, and working time, it may distract our management from business matters and result in increased labor costs. In addition, we currently sponsor employer-subsidized premiums for major medical programs for eligible personnel who elect health care coverage through our insurance programs. As a result of regulatory changes, we may not be able to continue to offer health care coverage to our employees on affordable terms or at all and subsequently may face increased difficulty in hiring and retaining employees. If we are unable to locate, attract, train, or retain qualified personnel, or if our costs of labor increase significantly, our business, financial condition, and results of operations may be adversely affected.

Our stock price or results of operations could be adversely affected by media and public perception of installment loans and of legislative and regulatory developments affecting activities within the installment lending sector.

Consumer advocacy groups and various media sources continue to criticize alternative financial services providers (such as payday and title lenders, check advance companies, and pawnshops). These critics frequently characterize such alternative financial services providers as predatory or abusive toward consumers. If these persons were to criticize the products that we offer, it could result in further regulation of our business and could negatively impact our relationships with existing borrowers and efforts to attract new borrowers. Furthermore, our industry is highly regulated, and announcements regarding new or expected governmental and regulatory action in the alternative financial services sector may adversely impact our stock price and perceptions of our business even if such actions are not targeted at our operations and do not directly impact us.

Legal proceedings to which we may become subject may have a material adverse impact on our financial position and results of operations.

Like many companies in our industry, we are from time to time involved in various legal proceedings and subject to claims and other actions related to our business activities brought by borrowers and others. All such legal proceedings are inherently unpredictable and, regardless of the merits of the claims, litigation is often expensive, time-consuming, disruptive to our operations and resources, and distracting to management. If resolved against us, such legal proceedings could result in excessive verdicts and judgments, injunctive relief, equitable relief, and other adverse consequences that may affect our financial condition and how we operate our business. Similarly, if we settle such legal proceedings, it may affect our financial condition and how we operate our business. Future court decisions, alternative dispute resolution awards, business expansion, or legislative activity may increase our exposure to litigation and regulatory investigations. In some cases, substantial non-economic remedies or punitive damages may be sought. Although we maintain liability insurance coverage, there can be no assurance that such coverage will cover any particular verdict, judgment, or settlement that may be entered against us, that such coverage will prove to be adequate, or that such coverage will continue to remain available on acceptable terms, if at all. If in any legal proceeding we incur liability or defense costs that exceed our insurance coverage or that are not within the scope of our insurance coverage, it could have a material adverse effect on our business, financial condition, and results of operations.

Current and proposed regulations related to consumer privacy, data protection, and information security could increase our costs.

We are subject to a number of federal and state consumer privacy, data protection, and information security laws and regulations. Moreover, various federal and state regulatory agencies require us to notify customers in the event of a security breach. Federal and state legislators and regulators are increasingly pursuing new guidance, laws, and regulations in these areas. Compliance with current or future customer privacy, data protection, and information security laws and regulations could result in higher compliance, technology, or other operating costs. Any violations of these laws and regulations may require us to change our business practices or operational structure, and could subject us to legal claims, monetary penalties, sanctions, and the obligation to indemnify and/or notify customers or take other remedial actions.

Risks Related to the Ownership of Our Common Stock

The market price of shares of our common stock may continue to be volatile, which could cause the value of your investment to decline.

The market price of our common stock has been highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. In addition, our operating results and the market price of our common stock could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies, speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments, adverse publicity about the industries we participate in, or individual scandals.

There can be no assurance of our ability to declare and pay cash dividends in future periods.

We have paid dividends since the fourth quarter of 2020. Since 2022, our quarterly dividend has equaled $0.30 per share. We intend to continue to pay a quarterly cash dividend for the foreseeable future; however, the declaration, amount, and payment of any future cash dividends on shares of our common stock will be at the discretion of our Board. Our Board may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and such other factors as our Board may deem relevant. In addition, our ability to pay cash dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior revolving credit facility. A reduction or elimination of our dividend payments in the future could have a negative effect on our stock price.

Your stock ownership may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions, or otherwise.

We have approximately 985 million shares of common stock authorized but unissued, as of February 17, 2026. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants, and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our Board in its discretion, whether in connection with acquisitions or otherwise. Our stockholders previously approved the 2024 Plan. As of December 31, 2025, subject to adjustments as provided in the 2024 Plan, the maximum aggregate number of shares of our common stock that may be issued under the 2024 Plan may not exceed the sum of (i) 381,000 shares plus, (ii) any shares remaining available for the grant of awards as of the 2024 Plan's effective date under the 2015 Plan, plus (iii) any shares subject to an award granted under the 2015 Plan which award is forfeited, cash-settled, cancelled, terminated, expires, or lapses for any reason after the 2024 Plan's effective date without the issuance of shares or pursuant to which such shares are forfeited. We have 465,779 shares available for issuance under the 2024 Plan as of February 17, 2026. In addition, our Board may recommend in the future that our stockholders amend the 2024 Plan or approve a new stock plan. Any common stock that we issue, including under the 2024 Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by our stockholders. In addition, the market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to issue equity securities in the future at a time and at a price that we deem appropriate.

Anti-takeover provisions in our charter documents and applicable state law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and second amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our Board. Among other things, these provisions:

- authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

- prohibit stockholder action by written consent, which will require all stockholder actions to be taken at a meeting of our stockholders;

- provide that the Board is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote; and

- establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, certain states require the approval of a state regulator for the acquisition, directly or indirectly, of more than a certain amount of the voting or common stock of a consumer finance company. The overall effect of these laws is to make it more difficult to acquire a consumer finance company than it might be to acquire control of a nonregulated corporation.

Furthermore, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay, or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities identified by our non-employee directors and their affiliates.

Certain of our non-employee directors and their affiliates are in the business of providing buyout capital and growth capital to developing companies and may acquire interests in businesses that directly or indirectly compete with certain portions of our business. Our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us, on the one hand, and certain of our non-employee directors and their affiliates, on the other hand. As set forth in our amended and restated certificate of incorporation, such non-employee directors and their affiliates shall not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Therefore, a non-employee director of our company may pursue certain acquisition opportunities that may be complementary to our business and, as a result, such acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by such non-employee directors to themselves or their other affiliates instead of us.

ITEM 1B. *UNRESOLVED STAFF COMMENTS.*

None.

ITEM 1C. *CYBERSECURITY.*

We recognize the importance of maintaining the security of our electronic networks, information systems, and data. We face significant and persistent cybersecurity threats, including risks heightened by the numerous geographies that we serve; our reliance on complex information networks; remote work among certain of our employees; reliance on digital operations to service certain of our customers; and our use of third-party software and services. Our vendors and customers also face cybersecurity threats. A cybersecurity incident impacting our company or any of our vendors or customers could materially adversely affect our operations and/or financial condition. To protect against and prevent cybersecurity incidents, we employ a comprehensive approach where our Board and management teams work together to oversee our cybersecurity program. We are committed to maintaining robust cybersecurity oversight, controls, and strategies that are designed to help us assess, identify, and manage cybersecurity risks.

Our Board includes members with skills and experience in cybersecurity, technology, and innovation. The Board ultimately oversees cybersecurity risks and evaluates such risks as part of our ERM program. As part of our ERM processes, we utilize a formal corporate risk and governance structure that sets out the roles, responsibilities, and expectations of the various parties involved throughout our company in risk mitigation and management. The Risk Committee of the Board is responsible for approving and periodically reviewing and assessing the effectiveness of our ERM policies and procedures. The Risk Committee also assists the Board in its oversight of risks related to cybersecurity by regularly engaging with management and/or third-party consultants to assess the cyber threat landscape; evaluate our information security program; review the results of penetration testing; and analyze the design, effectiveness, and ongoing enhancement of our capabilities to monitor, prevent, and respond to cyber threats and events. The Risk Committee generally meets with management and/or third-party consultants regarding cybersecurity matters on a quarterly basis. Any material developments are reported by the Risk Committee to the Board. Further, any cybersecurity incidents deemed to have a high impact on our business are also generally reported to the Board, regardless of materiality.

Our SDIS, who holds a graduate degree in cybersecurity and several industry leading cybersecurity certifications, is the management position responsible for our overall information security program including strategy, security engineering, cyber threat detection, and response. The information security team managed by our SDIS contains certified cybersecurity professionals with broad experience and expertise in cybersecurity threat assessment and detection, mitigation technologies, cybersecurity training, incident response, cyber forensics, insider threats, and regulatory compliance, among other areas. The information security team continually evaluates our cybersecurity posture, which aligns with the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) industry standard, and makes on-going investments in our networks, in addition to performing regular testing of our environment.

In addition, we engage third-party consultants to conduct evaluations of the operational effectiveness of our security controls. These consultants perform penetration testing on our cybersecurity practices and procedures on an annual basis.

Third-party risk is assessed as part of our information security program and includes risk-tiered criteria for due diligence. Contractually, data handling third parties are required to uphold all applicable rules, laws, and regulations in addition to, when applicable, notifying us of cybersecurity events that may negatively impact us or our data.

We also require all employees to perform annual cybersecurity training. We expect our employees to follow our company-wide policies and procedures relating to cybersecurity matters, which include policies related to IT security, remote access, multifactor authentication, use of the internet and social media, and handling of confidential information, among other items. Additionally, while we have insurance coverage in place designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all insured losses or all types of claims that may arise.

While we have not, as of the date of this Form 10-K, experienced a cybersecurity incident that has materially affected our business strategy, results of operations, or financial condition, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us in the future. See Item 1A. "Risk Factors" for information about our cybersecurity risks.

ITEM 2.   *PROPERTIES.*

Our headquarters operations are located in an approximately 51,700 square foot leased facility in Greer, South Carolina, a town located outside of Greenville, South Carolina. As of February 17, 2026, each of our 354 branches, which are located in 19 states throughout the United States, is leased under a fixed-term lease agreement. Our branches have an average branch size of approximately 1,997 square feet.

In the opinion of management, our properties have been well-maintained, are in sound operating condition, and contain all equipment and facilities necessary to operate at present levels. We believe that all of our facilities are suitable and adequate for our present purposes. Our only reportable segment, which is our consumer finance segment, uses the properties described in this Part I, Item 2, "Properties."

ITEM 3.   *LEGAL PROCEEDINGS.*

The Company is involved in various legal proceedings and related actions that have arisen in the ordinary course of its business that have not been fully adjudicated. The Company's management does not believe that these matters, when ultimately concluded and determined, will have a material adverse effect on its financial condition, liquidity, or results of operations.

ITEM 4.   *MINE SAFETY DISCLOSURES.*

Not applicable.

Form 10-K

PART II

ITEM 5.   *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Market Information

Our common stock is listed on the NYSE under the symbol "RM."

Holders

As of February 17, 2026, there were 13 registered holders of our common stock. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to determine the exact number of beneficial stockholders represented by those record holders, but we believe that there were approximately 5,360 beneficial owners of our common stock as of February 5, 2026.

Non-Affiliate Ownership

For purposes of calculating the aggregate market value of shares of our common stock held by non-affiliates, as set forth on the cover page of this Annual Report on Form 10-K, we have assumed that all outstanding shares are held by non-affiliates, except for shares held by each of our executive officers, directors, and 5% or greater stockholders as of June 30, 2025. In the case of 5% or greater stockholders, we have not deemed such stockholders to be affiliates unless there are facts and circumstances which would indicate that such stockholders exercise any control over our company or unless they hold 10% or more of our outstanding common stock. These assumptions should not be deemed to constitute an admission that all executive officers, directors, and 5% or greater stockholders are, in fact, affiliates of our company, or that there are no other persons who may be deemed to be affiliates of our company. Further information concerning shareholdings of our officers, directors, and principal stockholders is incorporated by reference in Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K.

Dividends; Stock Repurchases

In October 2020, we announced that our Board initiated and declared a quarterly cash dividend program. The following table sets forth the dividends declared and paid for the periods indicated:

Period	Declaration Date	Record Date	Payment Date	Dividends Declared Per Common Share	Dividends Paid (in thousands)
1Q 25	February 5, 2025	February 20, 2025	March 13, 2025	$ 0.30	$ 3,152
2Q 25	April 30, 2025	May 21, 2025	June 11, 2025	0.30	2,843
3Q 25	July 30, 2025	August 20, 2025	September 10, 2025	0.30	2,773
4Q 25	November 5, 2025	November 25, 2025	December 16, 2025	0.30	2,717
Total				$ 1.20	$ 11,485

On February 4, 2026, the Board declared a quarterly dividend of $0.30 per share, payable on March 12, 2026, to stockholders of record on February 19, 2026. We currently expect that comparable quarterly cash dividends will continue to be paid in the future. We anticipate that future dividend declarations will occur in February, May, August, and November, with payment being made in March, June, September, and December.

The following table provides information regarding our share repurchase transactions during the three months ended December 31, 2025:

	Issuer Purchases of Equity Securities			
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (1)
October 1, 2025 – October 31, 2025	91,398	$ 38.73	91,398	$ 6,459,851
November 1, 2025 – November 30, 2025	105,601	37.50	105,601	$ 32,500,040
December 1, 2025 – December 31, 2025	—	—	—	$ 32,500,040
Total	196,999	$ 38.07	196,999	

(1) On December 2, 2024, we announced that our Board had authorized the repurchase of up to $30.0 million of our outstanding shares of common stock. The authorization was effective immediately and extended through December 31, 2026. On November 5, 2025, we announced that our Board had approved a $30.0 million increase in the amount authorized under the stock repurchase program announced in December 2024, from $30.0 million to $60.0 million. The authorization was effective immediately and extends through June 30, 2027. Share repurchases under the stock repurchase program may be made in the open market at prevailing market prices, through privately negotiated transactions, or through other structures in accordance with applicable federal securities laws, at times and in amounts as the Company's management deems appropriate. The timing and the amount of any common stock repurchases will be determined by the Company's management based on its evaluation of market conditions, the Company's liquidity needs, legal and contractual requirements and restrictions (including covenants in the Company's credit agreements), share price, and other factors. Repurchases of common stock may be made under a Rule 10b5-1 plan, which would permit common stock to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws. The repurchase program does not obligate the Company to purchase any particular number of shares and may be suspended, modified, or discontinued at any time without prior notice.

The declaration, amount, and payment of any future cash dividends on shares of common stock and/or repurchases of common stock will be at the discretion of our Board. Our Board may take into account general and economic conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions and implications; and such other factors as our Board may deem relevant in making these decisions. Our senior revolving credit facility also includes a provision restricting our ability to pay dividends on our common stock based upon, among other things, our interest coverage ratio and hypothetical availability under the credit facility. Likewise, certain of our credit facilities restrict certain of our wholly owned subsidiaries from paying dividends to us, subject to certain exceptions.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933.

The following graph shows a comparison of the cumulative total return for our common stock, the NYSE Composite Index, and the NYSE Financial Index for the five years ended December 31, 2025. The graph assumes that $100 was invested at the market close on December 31, 2020, in the common stock of the Company, the NYSE Composite Index, and the NYSE Financial Index, and data for each assumes reinvestments of dividends. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



ITEM 6.   *[RESERVED].*

ITEM 7.   *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

An index to our management's discussion and analysis follows:

Forward-Looking Statements

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the related notes that appear in Part II, Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K. These discussions contain forward-looking statements that reflect our current expectations and that include, but are not limited to, statements concerning our strategies, future operations, future financial position, future revenues, projected costs, expectations regarding demand and acceptance for our financial products, growth opportunities and trends in the market in which we operate, prospects, and plans and objectives of management. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "predicts," "will," "would," "should," "could," "potential," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements involve risks and uncertainties that could cause actual results, events, and/or performance to differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements. Such risks and uncertainties include, without limitation, the risks set forth in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K. The forward-looking information we have provided in this Annual Report on Form 10-K pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 should be evaluated in the context of these factors. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or revise such statements, except as required by the federal securities laws.

Overview

We are a diversified consumer finance company that provides installment loan products primarily to customers with limited access to consumer credit from banks, thrifts, credit card companies, and other lenders. As of December 31, 2025, we operate under the name "Regional Finance" online and in 353 branch locations in 19 states across the United States, serving 590,800 active accounts. Most of our loan products are secured, and each is structured on a fixed-rate, fixed-term basis with fully amortizing equal monthly installment payments, repayable at any time without penalty. We source our loans through our omni-channel platform, which includes our branches, centrally-managed direct mail campaigns, digital partners, and our consumer website. We operate an integrated branch model in which nearly all loans, regardless of origination channel, are serviced through our branch network with the support of centralized sales, underwriting, service, collections, and administrative teams. This model provides us with frequent contact with our customers, which we believe improves our credit performance and customer loyalty. Our goal is to consistently grow our finance receivables and to soundly manage our portfolio risk, while providing our customers with attractive and easy-to-understand loan products that serve their varied financial needs.

Our products include:

- *Large Loans (>$2,500)* – As of December 31, 2025, we had 289.3 thousand large installment loans outstanding, representing $1.6 billion in net finance receivables. This included 82.2 thousand large loan convenience checks, representing $258.0 million in net finance receivables.

- *Small Loans (≤$2,500)* – As of December 31, 2025, we had 301.5 thousand small installment loans outstanding, representing $547.0 million in net finance receivables. This included 157.7 thousand small loan convenience checks, representing $246.8 million in net finance receivables.

- *Optional Insurance Products* – We offer optional payment and collateral protection insurance to our direct loan customers.

Large and small installment loans are our core products and will be the drivers of future growth. Our primary sources of revenue are interest and fee income from our loan products, of which interest and fees relating to large and small installment loans are the largest component. In addition to interest and fee income from loans, we earn revenue from optional insurance products purchased by customers of our loan products.

For additional information regarding our business operations, see Part I, Item 1, "Business."

Outlook

We continually assess the macroeconomic environment in which we operate in order to adapt appropriately and timely to current market conditions. Macroeconomic factors, including, but not limited to, unemployment, inflationary pressures, higher interest rates, tariffs, and impacts from current geopolitical events outside the U.S., may affect our business, liquidity, financial condition, and results of operations.

We continue to execute our strategy of growth in our higher-margin small loan portfolio and our high-quality, auto-secured loan portfolio. On a year-over-year basis, our portfolio of loans with an APR greater than 36% grew by $32.5 million and represented 17.9% of the portfolio, while our auto-secured loan portfolio grew by $87.7 million and represented 13.7% of the portfolio.

Our allowance for credit losses was 10.3% of net finance receivables as of December 31, 2025. Going forward, macroeconomic conditions may necessitate changes to the macroeconomic assumptions within our forecast and to our credit loss performance outlook, either of which could lead to further changes in our allowance for credit losses, reserve rate, and provision for credit losses expense.

We have proactively diversified our funding over the past few years and continue to maintain a strong liquidity profile. As of December 31, 2025, we had $149.2 million of available liquidity, comprised of unrestricted cash on hand and immediate availability to draw down cash from our revolving credit facilities. In addition, we had $511.4 million of unused capacity on our revolving credit facilities (subject to the borrowing base) as of December 31, 2025. We believe our liquidity position provides substantial runway to support the fundamental operations of our business and to fund future growth.

Factors Affecting Our Results of Operations

Our business is impacted by several factors affecting our revenues, costs, and results of operations, including the following:

Quarterly Information and Seasonality. Our loan volume and contractual delinquency follow seasonal trends. Demand for our loans is typically highest during the second, third, and fourth quarters, which we believe is largely due to customers borrowing money for vacation, back-to-school, and holiday spending. Loan demand has generally been the lowest during the first quarter, which we believe is largely due to the timing of income tax refunds. Delinquencies generally reach their lowest point in the first half of the year and rise in the second half of the year. Changes in quarterly growth or liquidation could result in larger allowance for credit loss releases in periods of portfolio liquidation, and larger provisions for credit losses in periods of portfolio growth. Consequently, we experience seasonal fluctuations in our operating results. However, changes in macroeconomic factors, including inflation, higher interest rates, and geopolitical conflict, have impacted our typical seasonal trends for loan volume and delinquency.

Growth in Loan Portfolio. The revenue that we generate from interest and fees is largely driven by the balance of loans that we originate. We source our loans through our branches, centrally-managed direct mail program, digital partners, and consumer website. The majority of our loans, regardless of origination channel, are serviced through our branches. Increasing the number of loans per branch and growing our state footprint allows us to increase the number of customers we are able to serve. We continue to assess our branch network for clear opportunities to add branches in new and existing states where it is favorable for us to

conduct business or consolidate operations into larger branches within close geographic proximity. This branch optimization is consistent with our omni-channel strategy and builds upon our recent successes in entering new states with a lighter branch footprint, while still providing customers with best-in-class service.

Our growth decisions consider consumer health, strength of the economy, and the credit performance of our portfolio. We balance our commitment to deliver strong short-term results while also generating the portfolio growth that will fuel our success and returns over the long-term. As we grow our portfolio, we are required to reserve for expected lifetime credit losses at the origination of each loan, which reduces net income, while the related revenue benefits are recognized over the life of each loan. This timing difference can weigh on short‑term results during periods of portfolio expansion.

Product Mix. We are exposed to different credit risks and charge different interest rates and fees with respect to the various types of loans we offer. Our product mix also varies to some extent by state, and we may further diversify our product mix in the future. The interest rates and fees vary from state to state, depending on the competitive environment and relevant laws and regulations.

Asset Quality and Allowance for Credit Losses. Our results of operations are highly dependent upon the credit quality of our loan portfolio. The credit quality of our loan portfolio is the result of our ability to enforce sound underwriting standards, maintain diligent servicing of the portfolio, and respond to changing economic conditions as we grow our loan portfolio.

The primary underlying factors driving the provision for credit losses for each loan type are our underwriting standards, delinquency trends, the general economic conditions in the areas in which we conduct business, loan portfolio growth, and the effectiveness of our servicing and collection efforts. We monitor these factors, and the amount and past due status of all loans, to identify trends that might require us to modify the allowance for credit losses.

Interest Rates. Our costs of funds are affected by changes in interest rates, as the interest rates that we pay on certain of our credit facilities are variable. As a component of our strategy to manage the interest rate risk associated with future interest payments on our variable-rate debt, a majority of our funding was held at a fixed rate as of December 31, 2025, representing 84% of our total debt balance.

Operating Costs. Our financial results are impacted by the costs of operations and head office functions. Those costs are included in general and administrative expenses within our consolidated statements of comprehensive income.

Components of Results of Operations

Interest and Fee Income. Our interest and fee income consists primarily of interest earned on outstanding loans. Accrual of interest income on finance receivables is suspended when an account becomes 90 days delinquent. If the account is charged off, the accrued interest income is reversed as a reduction of interest and fee income.

Most states allow certain fees in connection with lending activities, such as loan origination fees, acquisition fees, and maintenance fees. Some states allow for higher fees while keeping interest rates lower. Loan fees are additional charges to the customer and generally are included in the APR shown in the Truth in Lending disclosure that we make to our customers. The fees may or may not be refundable to the customer in the event of an early payoff, depending on state law. Fees are recognized as income over the life of the loan on the constant yield method.

Insurance Income, Net. Our insurance operations are a material part of our overall business and are integral to our lending activities. Insurance income, net consists primarily of earned premiums, net of certain direct costs, from the sale of various optional payment and collateral protection insurance products offered to customers who obtain loans directly from us. Insurance income, net also includes the earned premiums and direct costs associated with the non-file insurance that we purchase to protect us from credit losses where, following an event of default, we are unable to take possession of personal property collateral because our security interest is not perfected. We do not sell insurance to non-borrowers. Direct costs included in insurance income, net are claims paid, claims reserves, ceding fees, and premium taxes paid. We do not allocate to insurance income, net, any other head office or branch administrative costs associated with management of insurance operations, management of our captive insurance company, marketing and selling insurance products, legal and compliance review, or internal audits.

Other Income. Our other income consists of late charges assessed on customers who fail to make a payment within a specified number of days following the due date of the payment, interest income from restricted cash, commissions earned from the sale of club membership products, and investment income from restricted AFS securities.

Provision for Credit Losses. Provisions for credit losses are recorded in amounts that we estimate as sufficient to maintain an allowance for credit losses at an adequate level to provide for lifetime expected credit losses on the related finance receivable portfolio. We reserve for expected lifetime credit losses at origination of each loan, while the revenue benefits are recognized over the life of the loan. Credit loss experience, current conditions, reasonable and supportable economic forecasts, delinquency of finance receivables, loan portfolio growth, the value of underlying collateral, and management's judgment are factors used in assessing the overall adequacy of the allowance and the resulting provision for credit losses. Substantial adjustments to the allowance may be necessary if there are significant changes in forecasted economic conditions or loan portfolio performance.

General and Administrative Expenses. Our financial results are impacted by the costs of operations and head office functions. Those costs are included in general and administrative expenses within our consolidated statements of comprehensive income. Our general and administrative expenses are comprised of four categories: personnel, occupancy, marketing, and other.

Our personnel expenses are the largest component of our general and administrative expenses and consist primarily of the salaries and wages, overtime, contract labor, relocation costs, incentives, benefits, and related payroll taxes associated with all of our operations and head office employees.

Our occupancy expenses consist primarily of the cost of renting our facilities, all of which are leased, and the utility, depreciation of leasehold improvements and furniture and fixtures, communication and connectivity services, and other non-personnel costs associated with operating our business.

Our marketing expenses consist primarily of costs associated with our direct mail campaigns (including postage and costs associated with selecting recipients), digital marketing, maintaining our consumer website, and local marketing by branches. These costs are expensed as incurred.

Other expenses consist primarily of legal, compliance, audit, and consulting costs, as well as software maintenance and support, non-employee director compensation, electronic payment processing costs, bank service charges, office supplies, credit bureau charges, and the amortization of software, software licenses, and implementation costs. We frequently experience fluctuations in other expenses as we grow our loan portfolio and expand our market footprint. For a discussion regarding how risks and uncertainties associated with the current regulatory environment may impact our future expenses, net income, and overall financial condition, see Part I, Item 1A, "Risk Factors."

Interest Expense. Our interest expense consists primarily of paid and accrued interest for debt, unused line fees, and amortization of debt issuance costs.

Income Taxes. Income taxes consist of state and federal income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The change in deferred tax assets and liabilities is recognized in the period in which the change occurs, and the effects of future tax rate changes are recognized in the period in which the enactment of new rates occurs.

Results of Operations

The following table summarizes our results of operations, both in dollars and as a percentage of average net finance receivables for the periods indicated:

		Year Ended December 31,				
	2025		**2024**		**2023**	
Dollars in thousands	**Amount**	**% of Average Net Finance Receivables**	**Amount**	**% of Average Net Finance Receivables**	**Amount**	**% of Average Net Finance Receivables**
Revenue						
Interest and fee income	$ 578,949	29.3%	$ 528,894	29.6%	$ 489,698	28.6%
Insurance income, net	45,573	2.3%	40,695	2.3%	44,529	2.6%
Other income	21,076	1.1%	18,914	1.0%	17,172	1.0%
Total revenue	645,598	32.7%	588,503	32.9%	551,399	32.2%
Expenses						
Provision for credit losses	245,432	12.4%	212,200	11.9%	220,034	12.9%
Personnel	159,637	8.1%	153,789	8.6%	156,872	9.2%
Occupancy	28,204	1.4%	25,823	1.4%	25,029	1.5%
Marketing	18,551	0.9%	19,006	1.1%	15,774	0.9%
Other	51,183	2.7%	49,080	2.7%	45,444	2.6%
Total general and administrative	257,575	13.1%	247,698	13.8%	243,119	14.2%
Interest expense	84,814	4.3%	74,530	4.2%	67,463	3.9%
Income before income taxes	57,777	2.9%	54,075	3.0%	20,783	1.2%
Income taxes	13,365	0.6%	12,848	0.7%	4,825	0.3%
Net income	$ 44,412	2.3%	$ 41,227	2.3%	$ 15,958	0.9%

Information explaining the changes in our results of operations from year-to-year is provided in the following pages.

Comparison of December 31, 2025, Versus December 31, 2024

The following discussion and table describe the changes in finance receivables by product type for the periods indicated:

- *Large Loans (>$2,500)* – Large loans outstanding increased by $256.4 million, or 19.2%, to $1.6 billion at December 31, 2025, from $1.3 billion at December 31, 2024. The increase was due to growth in our auto-secured loan portfolio, the growth of receivables in branches opened during 2024 and 2025, and the transition of small loan customers to large loans.

- *Small Loans (≤$2,500)* – Small loans outstanding decreased by $8.7 million, or 1.6%, to $547.0 million at December 31, 2025, from $555.8 million at December 31, 2024. The decrease was due to the transition of small loan customers to large loans, offset by growth of receivables in branches opened during 2024 and 2025.

Dollars in thousands	December 31, 2025	December 31, 2024	YoY $ Inc (Dec)	YoY % Inc (Dec)
Large loans	$ 1,593,171	$ 1,336,780	$ 256,391	19.2 %
Small loans	547,028	555,755	(8,727)	(1.6)%
Total	$ 2,140,199	$ 1,892,535	$ 247,664	13.1 %
Number of branches	353	344	9	2.6 %
Net finance receivables per branch	$ 6,063	$ 5,502	$ 561	10.2 %

Comparison of the Year Ended December 31, 2025, Versus the Year Ended December 31, 2024

Net Income. Net income increased $3.2 million, or 7.7%, to $44.4 million in 2025, from $41.2 million in 2024. The change in net income is explained in greater detail below.

Revenue. Total revenue increased $57.1 million, or 9.7%, to $645.6 million in 2025, from $588.5 million in 2024. The components of revenue are explained in greater detail below.

Interest and Fee Income. Interest and fee income increased $50.1 million, or 9.5%, to $578.9 million in 2025, from $528.9 million in 2024. The increase was due to a 10.3% increase in average net finance receivables, partially offset by a 0.3% decrease in interest and fee yield. The decrease in yield was primarily due to a higher percentage of large and auto-secured loans within the portfolio. The prior year included reductions in revenue reversals of an estimated $1.7 million attributable to the fourth quarter 2023 loan sale.

The following table sets forth the average net finance receivables balance and interest and fee yield for our loan products for the periods indicated:

	Year Ended December 31,		YoY % Inc (Dec)	Year Ended December 31,		YoY Inc (Dec)
Dollars in thousands	**2025**	**2024**		**2025**	**2024**	
Large loans	$ 1,432,174	$ 1,278,683	12.0 %	26.7%	26.4%	0.3 %
Small loans	541,363	509,798	6.2 %	36.2%	37.5%	(1.3)%
Total	$ 1,973,537	$ 1,788,481	10.3 %	29.3%	29.6%	(0.3)%

Total originations increased to $2.0 billion in 2025, from $1.7 billion in 2024. The following table represents the principal balance of loans originated and refinanced for the periods indicated:

	Year Ended December 31,		YoY $ Inc (Dec)	YoY % Inc (Dec)
Dollars in thousands	**2025**	**2024**		
Large loans	$ 1,305,531	$ 973,048	$ 332,483	34.2%
Small loans	656,499	681,463	(24,964)	(3.7)%
Total	$ 1,962,030	$ 1,654,511	$ 307,519	18.6%

The following table summarizes the components of the increase in interest and fee income when comparing the years ended December 31, 2025 and 2024:

	Increase (Decrease)			
Dollars in thousands	**Volume**	**Rate**	**Volume & Rate**	**Net**
Large loans	$ 40,538	$ 4,189	$ 503	$ 45,230
Small loans	11,838	(6,604)	(409)	4,825
Product mix	2,349	(1,817)	(532)	—
Total	$ 54,725	$ (4,232)	$ (438)	$ 50,055

Insurance Income, Net. Insurance income, net increased $4.9 million, or 12.0%, to $45.6 million in 2025, from $40.7 million in 2024. In both 2025 and 2024, personal property insurance premiums represented the largest component of aggregate earned insurance premiums, and life insurance claims expense represented the largest component of direct insurance expenses.

The following table summarizes the components of insurance income, net for the periods indicated:

	Year Ended December 31,		YoY $ B(W)	YoY % B(W)
Dollars in thousands	**2025**	**2024**		
Earned premiums	$ 58,771	$ 57,312	$ 1,459	2.5%
Claims, reserves, and certain direct expenses	(13,198)	(16,617)	3,419	20.6%
Insurance income, net	$ 45,573	$ 40,695	$ 4,878	12.0%

Earned premiums during 2025 increased by $1.5 million, and claims, reserves, and certain direct expenses decreased by $3.4 million in each case compared to 2024. The increase in insurance premiums was primarily due to increases in personal property insurance premiums and life insurance premiums. The decrease in claims, reserves, and direct expenses was primarily due to hurricane activity in the prior year, including personal property claims and reserves of $2.6 million during 2024 and a reserve release benefit of $1.0 million during 2025.

Other Income. Other income increased $2.2 million, or 11.4%, to $21.1 million in 2025, from $18.9 million in 2024, primarily due to an increase in sales of our club membership products of $2.1 million.

Provision for Credit Losses. Our provision for credit losses increased $33.2 million, or 15.7%, to $245.4 million in 2025, from $212.2 million in 2024. The increase was due to an increase in net credit losses of $23.9 million and the increase in provision expense of $9.3 million compared to 2024. The increase in the provision for credit losses is explained in greater detail below.

Allowance for Credit Losses. We evaluate delinquency and losses in each of our loan products in establishing the allowance for credit losses. During 2025 and 2024, the allowance for credit losses included builds of $21.4 million and $12.1 million, respectively. The higher build in 2025 was primarily driven by growth in net finance receivables during the year. The allowance for credit losses as a percentage of net finance receivables decreased to 10.3% as of December 31, 2025, from 10.5% as of December 31, 2024, primarily due to changes in estimated future macroeconomic impacts on credit losses. See Note 4, "Finance Receivables, Credit Quality Information, and Allowance for Credit Losses" of the Notes to Consolidated Financial Statements in Part II, Item 8, "Financial Statements and Supplementary Data," for additional information regarding our allowance for credit losses.

Net Credit Losses. Net credit losses increased $23.9 million, or 12.0%, to $224.0 million in 2025, from $200.1 million in 2024. The increase was primarily due to higher average net finance receivables for the year ended December 31, 2025. Our net credit losses during the prior year were inclusive of an estimated $12.2 million benefit from accelerated charge-offs in the fourth quarter of 2023 attributable to the fourth quarter 2023 loan sale. Our net credit loss rate was 11.4% in 2025, compared to 11.2% in 2024. Our net credit loss rate during 2024 was inclusive of an estimated 70 basis point benefit related to the fourth quarter 2023 loan sale.

Delinquency Performance. Our delinquency rate improved to 7.5% as of December 31, 2025, from 7.7% as of December 31, 2024, reflecting the overall improved credit quality and performance of our portfolio.

The following tables include delinquency balances by aging category and by product for the periods indicated:

	Contractual Delinquency by Aging			
Dollars in thousands	December 31, 2025		December 31, 2024	
Current	$ 1,809,107	84.5%	$ 1,590,381	84.0%
1 to 29 days past due	169,858	8.0%	156,312	8.3%
Delinquent accounts:				
30 to 59 days	41,235	1.9%	36,948	1.9%
60 to 89 days	37,158	1.7%	35,242	1.9%
90 to 119 days	30,818	1.5%	28,085	1.5%
120 to 149 days	27,765	1.3%	23,987	1.3%
150 to 179 days	24,258	1.1%	21,580	1.1%
Total delinquency	$ 161,234	7.5%	$ 145,842	7.7%
Total net finance receivables	$ 2,140,199	100.0%	$ 1,892,535	100.0%

	Contractual Delinquency by Product			
Dollars in thousands	December 31, 2025		December 31, 2024	
Large loans	$ 99,956	6.3%	$ 88,054	6.6%
Small loans	61,278	11.2%	57,788	10.4%
Total	$ 161,234	7.5%	$ 145,842	7.7%

General and Administrative Expenses. Our general and administrative expenses increased $9.9 million, or 4.0%, to $257.6 million in 2025 from $247.7 million in 2024. The absolute dollar increase in general and administrative expenses is explained in greater detail below.

Personnel. The largest component of general and administrative expenses is personnel expense, which increased $5.8 million, or 3.8%, to $159.6 million in 2025, from $153.8 million in 2024. The increase was primarily driven by an increase in labor costs of $7.9 million, including staffing 17 new branches since the prior year, and increased incentive costs of $1.1 million. Additionally, the year ended December 31, 2025 included an increase in severance expense of $0.8 million. The increases were partially offset by higher capitalized loan origination costs, which reduce personnel expenses, of $4.1 million.

Occupancy. Occupancy expenses increased $2.4 million, or 9.2%, to $28.2 million in 2025, from $25.8 million in 2024, primarily due to expenses associated with opening 17 new branches since the prior year.

Marketing. Marketing expenses decreased $0.5 million, or 2.4%, to $18.6 million in 2025, from $19.0 million in 2024, primarily due to decreased activity in our direct mail campaigns of $0.9 million due to optimization of our framework for direct mail marketing, partially offset by higher digital marketing costs of $0.4 million.

Other Expenses. Other expenses increased $2.1 million, or 4.3%, to $51.2 million in 2025, from $49.1 million in 2024. Other expenses increased $1.4 million due to investment in digital and technological capabilities, including our new front-end branch origination platform. Additionally, we often experience increases in other expenses including legal expenses, bank fees, and certain professional expenses as we grow our loan portfolio and expand our market footprint.

Operating Expense Ratio. Our operating expense ratio decreased to 13.1% during 2025, from 13.8% during 2024. Our operating expense ratio has improved as we have grown our loan portfolio and controlled expense growth.

Interest Expense. Interest expense increased $10.3 million, or 13.8%, to $84.8 million in 2025, compared to $74.5 million in 2024 primarily due to an increase in the average balance of our debt facilities. The average balance of our debt facilities increased to $1.5 billion in 2025, from $1.4 billion in 2024. Our cost of funds increased 0.1% to 4.3% during 2025, from 4.2% during 2024.

Income Taxes. Income taxes increased $0.5 million, or 4.0%, to $13.4 million in 2025, from $12.8 million in 2024. The increase was primarily due to a $3.7 million increase in income before taxes compared to 2024 and offset by decreases related to excess tax benefits of share-based compensation. Our effective tax rate decreased to 23.1% in 2025, compared to 23.8% in 2024.

Comparison of the Year Ended December 31, 2024, Versus the Year Ended December 31, 2023

For a comparison of our results of operations for the years ended December 31, 2024 and December 31, 2023, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (which was filed with the SEC on February 21, 2025), which is incorporated by reference herein.

Liquidity and Capital Resources

Our primary cash needs relate to the funding of our lending activities and, to a lesser extent, expenditures relating to improving our technology infrastructure and expanding and maintaining our branch locations. We have historically financed, and plan to continue to finance, our short-term and long-term operating liquidity and capital needs through a combination of cash flows from operations and borrowings under our debt facilities, including our senior revolving credit facility, revolving warehouse credit facilities, and asset-backed securitization transactions, all of which are described below. We continue to seek ways to diversify our funding sources. As of December 31, 2025, we had a funded debt-to-equity ratio of 4.4 to 1.0 and a stockholders' equity ratio of 17.7%, compared to 4.1 to 1.0 and 18.7%, respectively, as of December 31, 2024.

Cash and cash equivalents decreased to $3.8 million as of December 31, 2025, from $4.0 million as of December 31, 2024. We had immediate availability to draw down cash from our revolving credit facilities of $145.3 million and $132.9 million as of December 31, 2025 and the prior year-end, respectively. Our unused capacity on our revolving credit facilities (subject to the

borrowing base) was $511.4 million and $466.2 million as of December 31, 2025 and the prior year-end, respectively. Our debt balance was $1.7 billion as of December 31, 2025 compared to $1.5 billion as of the prior year-end.

A summary of the future material financial obligations requiring payments as of December 31, 2025 is as follows:

	Future Material Financial Obligations by Period		
Dollars in thousands	Next Twelve Months	Beyond Twelve Months	Total
Principal payments on debt obligations	$ 223,318	$ 1,423,133	$ 1,646,451
Interest payments on debt obligations	57,087	53,757	110,844
Operating lease obligations	12,394	42,569	54,963
Total	$ 292,799	$ 1,519,459	$ 1,812,258

Based upon anticipated cash flows, we believe that cash flows from operations and our various financing alternatives will provide sufficient financing for debt maturities and operations over the next twelve months, as well as into the future.

From time to time, we have extended the maturity date of and increased the borrowing limits under our senior revolving credit facility. While we have successfully obtained such extensions and increases in the past, there can be no assurance that we will be able to do so if and when needed in the future. As of December 31, 2025 the revolving period maturities of our securitizations and warehouse credit facilities (each as described below within "Financing Arrangements and Restricted Cash Reserve Accounts") ranged from May 2026 to October 2027, with the exception of the RMIT 2022-1 securitization, for which the revolving period ended in February 2025. We had not exercised our right to redeem the notes of this securitization as of December 31, 2025. There can be no assurance that we will be able to secure an extension of the warehouse credit facilities or close additional securitization transactions if and when needed in the future.

Dividends and Stock Repurchases.

The Board may in its discretion declare and pay cash dividends on our common stock. The following table sets forth the dividends declared and paid for in the year ended December 31, 2025:

Period	Declaration Date	Record Date	Payment Date	Dividends Declared Per Common Share	Dividends Paid (in thousands)
1Q 25	February 5, 2025	February 20, 2025	March 13, 2025	$ 0.30	$ 3,152
2Q 25	April 30, 2025	May 21, 2025	June 11, 2025	0.30	2,843
3Q 25	July 30, 2025	August 20, 2025	September 10, 2025	0.30	2,773
4Q 25	November 5, 2025	November 25, 2025	December 16, 2025	0.30	2,717
Total				$ 1.20	$ 11,485

See Note 20, "Subsequent Events" of the Notes to Consolidated Financial Statements in Part II, Item 8, "Financial Statements and Supplementary Data," for information regarding our quarterly cash dividend following the end of the year.

While we intend to pay our quarterly dividend for the foreseeable future, all subsequent dividends will be reviewed and declared at the discretion of the Board and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that the Board deems relevant. Our dividend payments may change from time to time, and the Board may choose not to continue to declare dividends in the future.

In December 2024, we announced that our Board had authorized a $30.0 million stock repurchase program. The authorization was effective immediately and extended through December 31, 2026. In November 2025, we announced that our Board had approved a $30.0 million increase in the amount authorized under the stock repurchase program, from $30.0 million to $60.0 million. The authorization was effective immediately and extends through June 30, 2027. As of December 31, 2025, we had repurchased 0.8 million shares of common stock at a total cost of $27.7 million, including commissions and estimated excise taxes.

Cash Flow.

Operating Activities. Net cash provided by operating activities in 2025 was $309.1 million, compared to $268.9 million in 2024, a net increase of $40.1 million. The increase in net cash provided was primarily due to the growth of our loan portfolio.

Investing Activities. Investing activities consist of originations and repayments of finance receivables, purchases of intangible assets, and purchases of property and equipment for new and existing branches. Net cash used in investing activities in 2025 was $471.2 million, compared to $315.4 million in 2024, a net increase of $155.8 million. The increase in cash used was primarily driven by increased originations as we grew our loan portfolio, partially offset by increased repayments of finance receivables.

Financing Activities. Financing activities consist of borrowings and payments on our outstanding indebtedness. Net cash provided by financing activities in 2025 was $124.5 million, compared to $53.4 million in 2024, a net increase of $71.1 million. The net increase in cash provided was primarily due to an increase in net advances on debt instruments of $93.9 million, partially offset by an increase in the repurchases of common stock of $20.4 million.

Financing Arrangements and Restricted Cash Reserve Accounts.

As of December 31, 2025, we had five credit facilities outstanding and, from time to time, we engage in the private offering and sale of asset-backed notes. As part of our overall funding strategy, we have transferred certain finance receivables to affiliated VIEs for asset-backed financing transactions. Our debt arrangements described below, other than our senior revolving credit facility, are issued by each of our RMR and RMIT SPEs, which are considered VIEs under GAAP. These debts are supported by the expected cash flows from the underlying collateralized finance receivables. Collections on these finance receivables are remitted to restricted cash collection accounts, which totaled $81.8 million and $117.1 million as of December 31, 2025 and December 31, 2024, respectively. Our debt arrangements also contain various debt covenants. We were in compliance with all such debt covenants as of December 31, 2025.

Revolving Credit Facilities. The following is a summary of our revolving credit facilities as of December 31, 2025:

Dollars in thousands	Capacity		Debt Balance		Effective Interest Rate	Restricted Cash Reserves		Restricted Cash Collection		Maturity Date
Senior	$	355,000	$	188,600	6.6%	$	—	$	—	Aug 2028
RMR IV warehouse	$	125,000	$	20,596	6.1%	$	259	$	1,545	May 2027
RMR V warehouse	$	100,000	$	19,358	6.2%	$	120	$	1,444	Nov 2027
RMR VI warehouse	$	75,000	$	21,162	5.9%	$	141	$	1,698	Feb 2028
RMR VII warehouse	$	125,000	$	20,470	6.3%	$	121	$	1,448	Oct 2026

Securitizations. The following is a summary of our securitizations as of December 31, 2025:

Dollars in thousands	Issue Amount		Debt Balance		Effective Interest Rate	Restricted Cash Reserves		Restricted Cash Collection		Revolving Period End Date	Maturity Date
RMIT 2021-2	$	200,000	$	200,192	2.3%	$	2,083	$	16,263	Jul 2026	Aug 2033
RMIT 2021-3	$	125,000	$	125,202	3.9%	$	1,471	$	16,600	Sep 2026	Oct 2033
RMIT 2022-1	$	250,000	$	97,936	4.4%	$	2,646	$	10,423	Feb 2025	Mar 2032
RMIT 2024-1	$	187,305	$	187,788	6.2%	$	1,078	$	7,390	May 2027	July 2036
RMIT 2024-2	$	250,000	$	250,557	5.3%	$	1,418	$	8,531	Nov 2026	Dec 2033
RMIT 2025-1	$	265,000	$	265,585	5.3%	$	1,489	$	7,910	Mar 2027	Apr 2034
RMIT 2025-2	$	252,810	$	253,318	4.8%	$	1,389	$	8,499	Oct 2027	Nov 2037

RMC Reinsurance. Our wholly owned subsidiary, RMC Reinsurance, Ltd., is required to maintain reserves against life insurance policies ceded to it, as determined by the ceding company. These reserves are comprised of restricted cash and restricted AFS investments. As of December 31, 2025, the reserves totaled $24.4 million.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP and conform to general practices within the consumer finance industry. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities for the periods indicated in the financial statements. Management bases estimates on historical experience and other assumptions it believes to be reasonable

under the circumstances and evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Credit Losses.

The allowance for credit losses is based on historical credit experience, current conditions, and reasonable and supportable economic forecasts. The historical loss experience is adjusted for quantitative and qualitative factors that are not fully reflected in the historical data. In determining our estimate of expected credit losses, we evaluate information related to credit metrics, changes in our lending strategies and underwriting practices, and the current and forecasted direction of the economic and business environment. These metrics include, but are not limited to, loan portfolio mix and growth, unemployment, credit loss trends, delinquency trends, changes in underwriting, and operational risks.

We selected a PD / LGD model to estimate our base allowance for credit losses, in which the estimated loss is equal to the product of PD and LGD. Historical net finance receivables are tracked over the term of the pools to identify the incidences of loss (PDs) and the average severity of losses (LGDs).

To enhance the precision of the allowance for credit loss estimate, we evaluate our finance receivable portfolio on a pool basis and segment each pool of finance receivables with similar credit risk characteristics. As part of our evaluation, we consider loan portfolio characteristics such as product type, loan size, loan term, internal or external credit scores, delinquency status, geographical location, and vintage. Based on analysis of historical loss experience, we selected the following segmentation: product type, FICO score, and delinquency status.

As finance receivables are originated, provisions for credit losses are recorded in amounts sufficient to maintain an allowance for credit losses at an adequate level to provide for estimated losses over the contractual life of the finance receivables (considering the effect of prepayments). Subsequent changes to the contractual terms that are a result of re-underwriting are not included in the finance receivable's contractual life (considering the effect of prepayments). We use our segmentation loss experience to forecast expected credit losses. Historical information about losses generally provides a basis for the estimate of expected credit losses. We also consider the need to adjust historical information to reflect the extent to which current conditions differ from the conditions that existed for the period over which historical information was evaluated. These adjustments to historical loss information may be qualitative or quantitative in nature.

Macroeconomic forecasts are required for our allowance for credit loss model and require significant judgment and estimation uncertainty. We consider key economic factors, most notably unemployment rates, to incorporate into our estimate of the allowance for credit losses. We engaged a major rating service provider to assist with compiling a reasonable and supportable forecast which we use to support the adjustments of our historical loss experience.

Due to the judgment and uncertainty in estimating the expected credit losses, we may experience changes to the macroeconomic assumptions within our forecast, as well as changes to our credit loss performance outlook, both of which could lead to further changes in our allowance for credit losses, allowance as a percentage of net finance receivables, and provision for credit losses. Potential macroeconomic changes have created conditions that increase the level of uncertainty associated with our estimate of the amount and timing of future credit losses from our loan portfolio.

Macroeconomic Sensitivity. To demonstrate the sensitivity of forecasting macroeconomic conditions, we stressed our macroeconomic model with 10% increased weighting towards slower near-term growth that would have increased our reserves as of December 31, 2025 by $1.7 million.

The macroeconomic scenarios are highly influenced by timing, severity, and duration of changes in the underlying economic factors. This makes it difficult to estimate how potential changes in economic factors affect the estimated credit losses. Therefore, this hypothetical analysis is not intended to represent our expectation of changes in our estimate of expected credit losses due to a change in the macroeconomic environment, nor does it consider management's judgment of other quantitative and qualitative information which could increase or decrease the estimate.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect our results of operations and financial condition. We originate finance receivables either at prevailing market rates or at statutory limits. Our finance receivables are structured on a fixed-rate, fixed-term basis. Accordingly, subject to statutory limits, our ability to react to changes in prevailing market rates is dependent upon the speed at which our customers pay off or renew loans in our existing loan portfolio, which allows us to originate new loans at prevailing market rates. Because our large loans have longer maturities than our small loans and typically renew at a slower rate than our small loans, our reaction time to changes may be affected as our large loans change as a percentage of our portfolio.

We also are exposed to changes in interest rates as a result of certain borrowing activities. As of December 31, 2025, 84% of our total debt balance consisted of fixed-rate borrowings from securitizations. We maintain liquidity and fund our business operations in part through variable-rate borrowings under a senior revolving credit facility and multiple revolving warehouse credit facilities. As of December 31, 2025, the balances and key terms of the credit facilities' interest rate risk were as follows:

Revolving Credit Facility	Debt Balance (in thousands)	Interest Payment Frequency	Floor	Margin	Rate Type	Effective Interest Rate
Senior	$ 188,600	Monthly	0.5%	2.8%	1-month SOFR	6.6%
RMR IV warehouse	20,596	Monthly	—	2.3%	1-month SOFR	6.1%
RMR V warehouse	19,358	Monthly	—	2.1%	Conduit	6.2%
RMR VI warehouse	21,162	Monthly	—	2.1%	1-month SOFR	5.9%
RMR VII warehouse	20,470	Monthly	—	2.4%	1-month SOFR	6.3%
Total	$ 270,186					

Based on the underlying rates and the outstanding balances as of December 31, 2025, an increase of 100 basis points in the rates of our revolving credit facilities would result in approximately $2.7 million of increased interest expense on an annual basis, in the aggregate, under these borrowings.

The nature and amount of our debt may vary as a result of future business requirements, market conditions, and other factors.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

REGIONAL MANAGEMENT CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Fiscal Year Ended December 31, 2025

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Regional Management Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Regional Management Corp. and subsidiaries (the "Company") as of December 31, 2025, and 2024, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes to consolidated financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses — Refer to Notes 2 and 4 to the consolidated financial statements

The Company's estimate of expected credit losses in the Company's loan portfolio is recorded in the allowance for credit losses. The allowance for credit losses is based on historical credit experience, current conditions, and reasonable and supportable economic forecasts. The historical loss experience is adjusted for quantitative and qualitative factors that are not fully reflected in the historical data. In determining its estimate of expected credit losses, the Company evaluates information related to credit metrics, changes in its lending strategies and underwriting practices, and the current and forecasted direction of the economic and business environment. These metrics include, but are not limited to, loan portfolio mix and growth, unemployment, credit loss trends, delinquency trends, changes in underwriting, and operational risks.

The Company selected a Probability of Default ("PD") / Loss Given Default ("LGD") model to estimate its base allowance for credit losses, in which the estimated loss is equal to the product of PD and LGD. Historical net finance receivables are tracked over the term of the pools to identify the incidences of loss (PDs) and the average severity of losses (LGDs). To enhance the precision of the allowance for credit loss estimate, the Company evaluates its finance receivable portfolio on a pool basis and segments each pool of finance receivables with similar credit risk characteristics. As part of its evaluation, the Company considers loan portfolio characteristics such as product type, loan size, loan term, internal or external credit scores, delinquency status, geographical location, and vintage. Based on analysis of historical loss experience, the Company selected the following segmentation: product type, Fair Isaac Corporation ("FICO") score, and delinquency status.

Historical information about losses generally provides a basis for the estimate of expected credit losses. The Company also considers the need to adjust historical information to reflect the extent to which current conditions differ from the conditions that existed for the period over which historical information was evaluated. These adjustments to historical loss information may be qualitative or quantitative in nature.

Reasonable and supportable macroeconomic forecasts are required for the Company's allowance for credit loss model. The Company engaged a major rating service to assist with compiling a reasonable and supportable forecast. The Company reviews macroeconomic forecasts to use in its allowance for credit losses. The Company adjusts the historical loss experience by relevant qualitative factors for these expectations. The Company does not require reversion adjustments, as the contractual lives of its portfolio are shorter than its available forecast periods.

Given the size of the loan portfolio and the subjective nature of estimating the allowance for credit losses, auditing the allowance for credit losses involved a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the allowance for credit losses included the following, among others:

- We tested the design and operating effectiveness of the relevant controls related to the (i) selection and weighting of the macroeconomic forecasts, (ii) execution and monitoring of the loss model, (iii) measurement of relevant qualitative factors and macroeconomic forecast loss estimate, (iv) determination of relevant assumptions, (v) completeness and accuracy of the data used in the estimate of expected credit losses, and (vi) calculation and disclosure of the allowance for credit losses.

- We tested the completeness and accuracy of the data used in the estimate of expected credit losses.

- We tested the allowance model by utilizing credit specialists to assist in performing model technical reviews, evaluating the relevance of the model in the current environment, testing the mathematical integrity of the model, evaluating the model's loan segmentation and credit risk drivers.

- We evaluated management's documentation over loss forecasting methodology and tested the reasonableness of assumptions used.

- We evaluated whether the macroeconomic forecasts used were consistent with independent data and evidence obtained in other areas of the audit.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
February 20, 2026

We have served as the Company's auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Regional Management Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Regional Management Corp. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 20, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Auditor's Unqualified Report on Financial Statements. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
February 20, 2026

Regional Management Corp. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except par value amounts)

	December 31,	
	2025	**2024**
Assets		
Cash	$ 3,823	$ 3,951
Net finance receivables	2,140,199	1,892,535
Unearned insurance premiums	(52,896)	(48,068)
Allowance for credit losses	(220,900)	(199,500)
Net finance receivables, less unearned insurance premiums and allowance for credit losses	1,866,403	1,644,967
Restricted cash	94,174	131,684
Lease assets	43,828	38,442
Intangible assets	31,781	24,524
Restricted AFS investments	24,211	21,712
Property and equipment	13,156	13,677
Deferred tax assets, net	—	9,286
Other assets	26,554	20,866
Total assets	$ 2,103,930	$ 1,909,109
Liabilities and Stockholders' Equity		
Liabilities:		
Debt	$ 1,650,764	$ 1,478,336
Unamortized debt issuance costs	(8,591)	(6,338)
Net debt	1,642,173	1,471,998
Lease liabilities	45,968	40,579
Deferred tax liability, net	3,345	—
Accounts payable and accrued expenses	39,352	39,454
Total liabilities	1,730,838	1,552,031
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock ($0.10 par value, 100,000 shares authorized, none issued or outstanding)	—	—
Common stock ($0.10 par value, 1,000,000 shares authorized, 15,168 shares issued and 9,554 shares outstanding at December 31, 2025 and 14,921 shares issued and 10,010 shares outstanding at December 31, 2024)	1,517	1,492
Additional paid-in capital	138,666	130,725
Retained earnings	410,721	378,482
Accumulated other comprehensive income (loss)	(2)	62
Treasury stock (5,614 shares at December 31, 2025 and 4,911 shares at December 31, 2024)	(177,810)	(153,683)
Total stockholders' equity	373,092	357,078
Total liabilities and stockholders' equity	$ 2,103,930	$ 1,909,109

Regional Management Corp. and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands, except per share amounts)

	Year Ended December 31,		
	2025	2024	2023
Revenue			
Interest and fee income	$ 578,949	$ 528,894	$ 489,698
Insurance income, net	45,573	40,695	44,529
Other income	21,076	18,914	17,172
Total revenue	645,598	588,503	551,399
Expenses			
Provision for credit losses	245,432	212,200	220,034
Personnel	159,637	153,789	156,872
Occupancy	28,204	25,823	25,029
Marketing	18,551	19,006	15,774
Other	51,183	49,080	45,444
Total general and administrative expenses	257,575	247,698	243,119
Interest expense	84,814	74,530	67,463
Income before income taxes	57,777	54,075	20,783
Income taxes	13,365	12,848	4,825
Net income	$ 44,412	$ 41,227	$ 15,958
Net income per common share:			
Basic	$ 4.71	$ 4.28	$ 1.70
Diluted	$ 4.45	$ 4.14	$ 1.66
Weighted-average common shares outstanding:			
Basic	9,428	9,640	9,398
Diluted	9,984	9,957	9,593
Other comprehensive income (loss), net of tax			
Unrealized income (loss) on restricted AFS investments	(81)	531	271
Income taxes on unrealized items	17	(112)	(57)
Unrealized other comprehensive income (loss), net of tax	(64)	419	214
Net realized loss on restricted AFS investments	—	20	—
Income taxes on realized items	—	(5)	—
Reclassification adjustments included in net income, net of tax	—	15	—
Other comprehensive income (loss), net of tax	(64)	434	214
Total comprehensive income	$ 44,348	$ 41,661	$ 16,172

See accompanying notes to consolidated financial statements.

Regional Management Corp. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands)

As of and for the Year Ended December 31, 2025

	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Beginning balance	14,921	$ 1,492	$ 130,725	$ 378,482	$ 62	$ (153,683)	$ 357,078
Cash dividends	—	—	—	(12,173)	—	—	(12,173)
Issuance of restricted stock	331	33	(33)	—	—	—	—
Exercise of stock options	66	7	—	—	—	—	7
Repurchase of common stock	—	—	—	—	—	(24,127)	(24,127)
Shares withheld related to net share settlement	(150)	(15)	(4,399)	—	—	—	(4,414)
Share-based compensation	—	—	12,373	—	—	—	12,373
Net income	—	—	—	44,412	—	—	44,412
Other comprehensive loss	—	—	—	—	(64)	—	(64)
Ending balance	15,168	$ 1,517	$ 138,666	$ 410,721	$ (2)	$ (177,810)	$ 373,092

As of and for the Year Ended December 31, 2024

	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Beginning balance	14,566	$ 1,457	$ 121,752	$ 349,579	$ (372)	$ (150,143)	$ 322,273
Cash dividends	—	—	—	(12,324)	—	—	(12,324)
Issuance of restricted stock	424	41	(41)	—	—	—	—
Exercise of stock options	66	7	—	—	—	—	7
Repurchase of common stock	—	—	—	—	—	(3,540)	(3,540)
Shares withheld related to net share settlement	(135)	(13)	(2,926)	—	—	—	(2,939)
Share-based compensation	—	—	11,940	—	—	—	11,940
Net income	—	—	—	41,227	—	—	41,227
Other comprehensive income	—	—	—	—	434	—	434
Ending balance	14,921	$ 1,492	$ 130,725	$ 378,482	$ 62	$ (153,683)	$ 357,078

As of and for the Year Ended December 31, 2023

	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Beginning balance	14,330	$ 1,433	$ 112,384	$ 345,545	$ (586)	$ (150,143)	$ 308,633
Cash dividends	—	—	—	(11,924)	—	—	(11,924)
Issuance of restricted stock	322	32	(32)	—	—	—	—
Exercise of stock options	18	2	287	—	—	—	289
Shares withheld related to net share settlement	(104)	(10)	(2,642)	—	—	—	(2,652)
Share-based compensation	—	—	11,755	—	—	—	11,755
Net income	—	—	—	15,958	—	—	15,958
Other comprehensive income	—	—	—	—	214	—	214
Ending balance	14,566	$ 1,457	$ 121,752	$ 349,579	$ (372)	$ (150,143)	$ 322,273

See accompanying notes to consolidated financial statements.

Regional Management Corp. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income	$ 44,412	$ 41,227	$ 15,958
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	245,432	212,200	220,034
Depreciation and amortization	16,246	14,070	14,634
Amortization of deferred origination fees and costs	(15,717)	(15,613)	(14,644)
Loss on disposal of intangibles, property, and equipment	331	407	867
Loss on sale of restricted AFS investments	—	20	—
Share-based compensation	11,867	11,171	11,755
Deferred income taxes, net	12,648	4,238	112
Changes in operating assets and liabilities:			
Increase (decrease) in unearned insurance premiums	4,828	176	(3,116)
(Increase) decrease in lease assets	(5,386)	(4,139)	218
(Increase) decrease in other assets	(10,093)	2,553	(4,144)
Increase (decrease) in accounts payable and accrued expenses	(887)	(1,386)	7,628
Increase (decrease) in lease liabilities	5,389	4,003	(136)
Net cash provided by operating activities	309,070	268,927	249,166
Cash flows from investing activities:			
Originations of finance receivables	(1,968,262)	(1,654,761)	(1,544,948)
Repayments of finance receivables	1,516,288	1,355,266	1,280,134
Purchases of intangible assets	(12,314)	(12,338)	(7,378)
Purchases of property and equipment	(4,763)	(5,054)	(4,692)
Purchases of restricted AFS investments	(41,910)	(25,408)	(5,900)
Proceeds from sale of restricted AFS investments	—	2,206	—
Proceeds from maturities of restricted AFS investments	39,779	24,715	4,061
Net cash used in investing activities	(471,182)	(315,374)	(278,723)
Cash flows from financing activities:			
Advances on revolving credit facilities	1,792,449	1,764,971	1,645,346
Payments on revolving credit facilities	(1,837,705)	(1,694,628)	(1,566,736)
Advances on securitizations	517,810	437,305	—
Payments on securitizations	(300,366)	(429,408)	(34,890)
Payments for debt issuance costs	(8,039)	(6,699)	(2,769)
Taxes paid related to net share settlement of equity awards	(4,206)	(2,450)	(2,923)
Cash dividends	(11,485)	(12,142)	(11,886)
Repurchases of common stock	(23,984)	(3,540)	—
Proceeds from exercise of stock options	—	—	289
Net cash provided by financing activities	124,474	53,409	26,431
Net change in cash and restricted cash	(37,638)	6,962	(3,126)
Cash and restricted cash at beginning of period	135,635	128,673	131,799
Cash and restricted cash at end of period	$ 97,997	$ 135,635	$ 128,673
Supplemental cash flow information:			
Interest paid	$ 78,396	$ 69,170	$ 60,083
Income taxes paid	$ 6,111	$ 2,734	$ 3,050
Operating leases paid	$ 12,997	$ 11,541	$ 10,193
Non-cash lease assets obtained in exchange for operating lease liabilities	$ 15,535	$ 13,238	$ 8,084

The following table reconciles cash and restricted cash from the Consolidated Balance Sheets to the statements above:

	December 31, 2025	December 31, 2024	December 31, 2023
Cash	$ 3,823	$ 3,951	$ 4,509
Restricted cash	94,174	131,684	124,164
Total	$ 97,997	$ 135,635	$ 128,673

See accompanying notes to consolidated financial statements.

Regional Management Corp. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Nature of Business

The Company was incorporated and began operations in 1987. The Company is engaged in the consumer finance business, offering large loans, small loans, and related payment and collateral protection insurance products. As of December 31, 2025, the Company operated under the name "Regional Finance" online and in branch locations in 19 states across the United States.

The Company's large loan receivables are direct loans to customers, some of which are convenience check receivables and the vast majority of which are secured by non-essential household goods, automobiles, and/or other vehicles. Convenience checks are direct loans originated by mailing checks to customers based on a pre-screening process that includes a review of the prospective customer's credit profile provided by national credit reporting bureaus or data aggregators. A recipient of a convenience check is able to enter into a loan by endorsing and depositing or cashing the check. The Company's small loan portfolio is comprised of branch small loan receivables and convenience check receivables. Branch small loan receivables are direct loans to customers and are secured by non-essential household goods and, in some instances, an automobile.

The Company's loan volume and contractual delinquency follow seasonal trends. Demand for the Company's loans is typically highest during the second, third, and fourth quarters, which the Company believes is largely due to customers borrowing money for vacation, back-to-school, and holiday spending. Loan demand has generally been the lowest during the first quarter, which the Company believes is largely due to the timing of income tax refunds. Delinquencies generally reach their lowest point in the first half of the year and rise in the second half of the year. Changes in quarterly growth or liquidation could result in larger allowance for credit loss releases in periods of portfolio liquidation and larger provisions for credit losses in periods of portfolio growth. Consequently, the Company experiences seasonal fluctuations in its operating results. However, changes in macroeconomic factors, including inflation, higher interest rates, and geopolitical conflict, have impacted the Company's typical seasonal trends for loan volume and delinquency.

Note 2. Significant Accounting Policies

The following is a description of significant accounting policies used in preparing the financial statements. The accounting and reporting policies of the Company are in accordance with GAAP.

Business segments: The Company has one reportable segment, which is the consumer finance segment.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company operates through a separate wholly owned subsidiary in each state. The Company also consolidates VIEs when it is considered to be the primary beneficiary of the VIE because it has (i) power over the significant activities of the VIE and (ii) the obligation to absorb losses or the right to receive returns that could be significant to the VIE.

Variable interest entities: The Company transfers pools of loans to SPEs to secure debt for general funding purposes. These entities have the limited purpose of acquiring finance receivables, in addition to holding and making payments on the related debts. Assets transferred to each SPE are legally isolated from the Company and its affiliates, as well as the claims of the Company's and its affiliates' creditors. Further, the assets of each SPE are owned by such SPE and are not available to satisfy the debts or other obligations of the Company or any of its affiliates. The Company continues to service the finance receivables transferred to the SPEs. The lenders and investors in the debt issued by the SPEs generally only have recourse to the assets of the SPEs and do not have recourse to the general credit of the Company.

The SPEs' debt arrangements are structured to provide credit enhancements to the lenders and investors, which may include overcollateralization, subordination of interests, excess spread, and reserve funds. These enhancements, along with the isolated finance receivables pools, increase the creditworthiness of the SPEs above that of the Company as a whole. This increases the marketability of the Company's collateral for borrowing purposes, leading to more favorable borrowing terms, improved interest rate risk management, and additional flexibility to grow the business.

The SPEs are considered VIEs under GAAP and are consolidated into the financial statements of their primary beneficiary. The Company is considered to be the primary beneficiary of the SPEs because it has (i) power over the significant activities through its role as servicer of the finance receivables under each debt arrangement, (ii) the obligation to absorb losses that could be significant

through note investment, if applicable, and (iii) the obligation to absorb losses or the right to receive returns that could be significant through the Company's interest in the monthly residual cash flows of the SPEs.

Consolidation of VIEs results in these transactions being accounted for as secured borrowings; therefore, the pooled receivables and the related debts remain on the consolidated balance sheet of the Company. Each debt is secured solely by the assets of the VIEs and not by any other assets of the Company. The assets of the VIEs are the only source of funds for repayment on each debt, and restricted cash held by the VIEs can only be used to support payments on the debt. The Company recognizes revenue and provision for credit losses on the finance receivables of the VIEs and interest expense on the related secured debt.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities for the periods indicated in the financial statements. Actual results could differ from those estimates.

Estimates that are susceptible to change relate to the determination of the allowance for credit losses, the valuation of deferred tax assets and liabilities, and the fair value of financial instruments.

Recent accounting pronouncements: In December 2023, the FASB issued ASU 2023-09, enhancing the transparency and decision usefulness of income tax disclosures. The amendment, among other things, improves transparency of income tax disclosures by requiring more consistent categories and greater disaggregation of information in rate reconciliations, and disaggregation of income taxes paid by jurisdiction. The amendments in this update are effective for annual periods beginning after December 15, 2024. The Company adopted and applied the update on a retrospective basis for all prior periods presented in the financial statements, and upon transition, the disaggregation of tax disclosures disclosed in the prior periods are based on the tax categories identified and disclosed in the period of adoption, if applicable. Implementation of the update did not have a financial effect on the Company's consolidated financial statements. See Note 14, "Income Taxes," for the Company's enhanced disclosures to reflect the adoption of this update.

In November 2024, the FASB issued ASU 2024-03, enhancing the disclosures about a company's expenses. The amendment, among other things, improves these disclosures by requiring disaggregated expense information about a company's expense types. The amendments in this update are effective for annual periods beginning after December 15, 2026, and early adoption is permitted. The enhanced expense guidance can be applied on either a prospective (for financial statements issued during reporting periods after the effective date of this ASU) or retrospective (to any or all prior periods presented) basis. The Company is currently evaluating the impact of this update on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, amending the criteria for capitalization of internal-use software costs. The amendment, among other things, removes references to development stages and requires consideration of whether significant development uncertainty is present as part of the recognition threshold. The amendments in this update are effective for annual periods beginning after December 15, 2027, and early adoption is permitted as of the beginning of an annual reporting period. The amended guidance can be applied on a prospective, modified, or retrospective basis. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Treasury stock: The Company records the repurchase of shares of its common stock at cost on the settlement date of the transaction. These shares are considered treasury stock, which is a reduction to stockholders' equity. Treasury stock is included in authorized and issued shares but excluded from outstanding shares.

Net finance receivables: Generally, the Company classifies finance receivables as held for investment based on management's intent at the time of origination. The Company determines classification on a receivable-by-receivable basis. The Company classifies finance receivables as held for investment due to its ability and intent to hold them until their contractual maturities. Net finance receivables consist of the Company's installment loans. The Company carries net finance receivables at amortized cost, which includes remaining principal balance, accrued interest, and net unamortized deferred origination costs and unamortized fees.

Loan renewals are a significant piece of new volume and are considered a terminal event of the previous loan. The Company may renew delinquent secured or unsecured loan accounts if the customer meets the Company's underwriting criteria and it does not appear the cause of past delinquency will affect the customer's ability to repay the renewed loan.

Delinquency: The Company determines past due status using the contractual terms of the finance receivable. Delinquency is one of the primary credit quality indicators used to evaluate the allowance for credit losses for each class of finance receivables.

Finance receivable origination fees and costs: Non-refundable fees received and direct costs (personnel and digital loan origination costs) incurred for the origination of finance receivables are deferred and recognized to interest income over their contractual lives using the constant yield method. Unamortized amounts are recognized in interest income at the time that finance receivables are paid in full or renewed.

Nonaccrual status: Accrual of interest income on finance receivables is suspended when an account becomes 90 days delinquent. If the account is charged off, the accrued interest income is reversed as a reduction of interest and fee income. Interest received on such loans is accounted for on the cash-basis method, until qualifying for return to accrual. Under the cash-basis method, interest income is recorded when the payment is received. Generally, loans resume accruing interest when the past due status is brought below 90 days. Certain loan modification programs allow for past due status to be brought current but remain in nonaccrual status until payment activity is re-established. The Company made a policy election to not record an allowance for credit losses related to accrued interest because it has nonaccrual and charge-off policies that result in the timely suspension and reversal of accrued interest.

Allowance for credit losses: The allowance for credit losses is based on historical credit experience, current conditions, and reasonable and supportable economic forecasts. The historical loss experience is adjusted for quantitative and qualitative factors that are not fully reflected in the historical data. In determining its estimate of expected credit losses, the Company evaluates information related to credit metrics, changes in its lending strategies and underwriting practices, and the current and forecasted direction of the economic and business environment. These metrics include, but are not limited to, loan portfolio mix and growth, unemployment, credit loss trends, delinquency trends, changes in underwriting, and operational risks.

The Company selected a PD / LGD model to estimate its base allowance for credit losses, in which the estimated loss is equal to the product of PD and LGD. Historical net finance receivables are tracked over the term of the pools to identify the incidences of loss (PDs) and the average severity of losses (LGDs).

To enhance the precision of the allowance for credit loss estimate, the Company evaluates its finance receivable portfolio on a pool basis and segments each pool of finance receivables with similar credit risk characteristics. As part of its evaluation, the Company considers loan portfolio characteristics such as product type, loan size, loan term, internal or external credit scores, delinquency status, geographical location, and vintage. Based on analysis of historical loss experience, the Company selected the following segmentation: product type, FICO score, and delinquency status.

As finance receivables are originated, provisions for credit losses are recorded in amounts sufficient to maintain an allowance for credit losses at an adequate level to provide for estimated losses over the contractual life of the finance receivables (considering the effect of prepayments). Subsequent changes to the contractual terms that are a result of re-underwriting are not included in the finance receivable's contractual life (considering the effect of prepayments). The Company uses its segmentation loss experience to forecast expected credit losses. Historical information about losses generally provides a basis for the estimate of expected credit losses. The Company also considers the need to adjust historical information to reflect the extent to which current conditions differ from the conditions that existed for the period over which historical information was evaluated. These adjustments to historical loss information may be qualitative or quantitative in nature.

Reasonable and supportable macroeconomic forecasts are required for the Company's allowance for credit loss model. The Company engaged a major rating service to assist with compiling a reasonable and supportable forecast. The Company reviews macroeconomic forecasts to use in its allowance for credit losses. The Company adjusts the historical loss experience by relevant qualitative factors for these expectations. The Company does not require reversion adjustments, as the contractual lives of its portfolio are shorter than its available forecast periods.

The Company charges credit losses against the allowance for all products when an account reaches 180 days contractually delinquent, subject to certain exceptions. The Company's customer accounts without a lien on a vehicle in a confirmed bankruptcy are charged off in the month following the bankruptcy notification or at 60 days contractually delinquent, subject to certain exceptions. Deceased borrower accounts are charged off in the month following the proper notification of passing, with the exception of borrowers with credit life insurance. Subsequent recoveries of amounts charged off, if any, are credited to the allowance.

Property and equipment: Leasehold improvements are depreciated over the shorter of their useful lives or the remaining term of the lease. Furniture and equipment are depreciated on the straight-line method over their estimated useful lives, generally five to ten years. Maintenance and repairs are charged to expense as incurred.

Leases: The Company leases its current headquarters building. Branch offices are leased under non-cancellable leases of three to seven years with renewal options. The Company's lease liability is based on the present value of the remaining minimum rental payments using a discount rate that is based on the Company's incremental borrowing rate on its senior revolving credit facility. The Company's lease asset includes right-of-use assets equaling the lease liability, net of prepaid rent and deferred rents that existed as of the adoption of the current lease accounting standard. In addition to rent, the Company typically pays for all operating expenses, property taxes, and repairs and maintenance.

The Company assesses its leased assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If a lease is impaired, the impairment loss is recognized in lease costs and the right-of-use asset is reduced to the impaired value.

Lease agreements with terms of twelve months or less are not capitalized as part of lease assets or liabilities and are expensed as incurred. The Company accounts for each separate lease component of a contract and its associated non-lease components as a single lease component for its branch leases. The Company has elected not to apply this policy in relation to the corporate headquarters lease. The Company has also determined that it is reasonably certain that the first option to extend lease contracts will be exercised for new branch locations; therefore, the first option to extend is included in the lease asset and liability calculation.

Restricted cash: Restricted cash includes cash and cash equivalents for which the Company's ability to withdraw funds is contractually limited. The Company's restricted cash consists of cash reserves that are maintained as collateral for potential credit life insurance claims and cash restricted for debt servicing of the Company's revolving warehouse credit facilities and securitizations.

Restricted AFS investments: The Company classifies its investments in debt securities that were purchased with the Company's restricted cash as restricted AFS investments and carries the investments at fair value. Unrealized gains and losses, net of taxes, are excluded from earnings and reported in other comprehensive income or loss until realized. The unrealized gains and losses, net of taxes, are recorded on the consolidated balance sheet in accumulated other comprehensive income or loss in stockholders' equity. Realized gains and losses from the sale of AFS investments are specifically identified and reclassified from accumulated other comprehensive income or loss and included within earnings on the consolidated statement of income.

Income recognition: Interest income is recognized using the interest method (constant yield method). Therefore, the Company recognizes revenue from interest at an equal rate over the term of the loan. Unearned finance charges on pre-compute contracts are rebated to customers utilizing statutory methods, which in many cases is the sum-of-the-years' digits method. The difference between income recognized under the constant yield method and the statutory method is recognized as an adjustment to interest income at the time of rebate.

The Company recognizes income on credit life insurance, credit personal property insurance, and vehicle single interest insurance using the sum-of-the-years' digits or straight-line methods over the terms of the policies. The Company recognizes income on credit accident and health insurance using the average of the sum-of-the-years' digits and the straight-line methods over the terms of the policies. The Company recognizes income on credit involuntary unemployment insurance using the straight-line method over the terms of the policies. Rebates are computed using statutory methods, which in many cases match the GAAP method, and where it does not match, the difference between the GAAP method and the statutory method is recognized in income at the time of rebate. Fee income for non-file insurance is recognized using the sum-of-the-years' digits method over the loan term.

Charges for late fees are recognized as income when collected.

Share-based compensation: The Company measures compensation expense for share-based awards at estimated fair value and recognizes compensation expense over the service period for awards expected to vest. In addition, compensation expense for certain performance awards may be impacted by the probability of certain financial goals being achieved over the relevant performance period. The Company uses the closing stock price on the date of grant as the fair value of RSAs, performance-contingent RSUs, and service-based RSUs. The fair value of NQSOs is determined using the Black-Scholes valuation model, and the fair value of PRSUs is determined using the Monte Carlo valuation model. When applicable, the Black-Scholes and Monte Carlo models require the input of assumptions, including expected volatility, expected dividends, expected term, risk-free interest rate, and a discount associated with post-vest holding restrictions, changes to which can affect the fair value estimate. Expected volatility is based on the Company's historical stock price volatility. Expected dividends are calculated using the expected dividend yield (annualized dividends divided by the grant date stock price). The expected term is calculated by using the simplified method (average of the vesting and original contractual terms) due to insufficient historical data to estimate the expected term. The risk-free rate is based on the zero-coupon U.S. Treasury bond rate over the expected term of the awards. The estimated discount associated with post-vest holding restrictions is calculated using a blend of the Finnerty and Chaffe models. In addition, the estimation of share-

based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

The Company allows for the settlement of share-based awards on a net share basis. With net share settlement, the employee does not surrender any cash or shares upon the exercise of stock options or the vesting of stock awards or stock units. Rather, the Company withholds the number of shares with a value equivalent to the option exercise price (for stock options) and the statutory tax withholding (for all share-based awards). Net share settlements have the effect of reducing the number of shares that would have otherwise been issued as a result of exercise or vesting.

The Company issues PRSUs, service-based RSUs, and RSAs to certain members of senior management under the Company's LTIP. Recurring annual grants are made at the discretion of the Board. The annual grants are subject to cliff- and graded-vesting, generally concluding at the end of the third calendar year and subject to continued employment or as otherwise provided in the underlying award agreements. Vested PRSUs are subject to an additional one-year holding period following the vesting date. The actual value of the PRSUs that may be earned can range from 0% to 150% of target based on relative total shareholder return, plus an additive 20% based on pre-provision return on assets over the performance period, resulting in a maximum payout of 170%. PRSUs granted prior to 2025 may earn 0% to 150% of target based on achievement of total shareholder return performance concluding at the end of the third calendar year.

The Company also has a KTIP for certain other members of senior management. Recurring annual participation in the program is at the discretion of the Board and executive management. The annual grants are subject to graded-vesting, generally concluding at the end of the third calendar year and subject to continued employment or as otherwise provided in the underlying award agreements. Prior to 2024, the annual grant was subject to performance over a one-year period. Payout under the program ranged from 0% to 150% of target based on the achievement of five Company performance metrics and individual performance goals (subject to continued employment and certain other terms and conditions of the program). If earned, an RSA was issued following the one-year performance period that vested ratably over a subsequent two-year period (subject to continued employment or as otherwise provided in the underlying award agreement).

From time to time, the Company issues stock awards and other long-term incentive awards in conjunction with employment offers to select new employees and retention grants to select existing employees. The Company issues these awards to attract and retain talent and to provide market competitive compensation. The grants have various vesting terms, including fully-vested awards at the grant date, cliff-vesting, and graded-vesting over periods of up to five years (subject to continued employment or as otherwise provided in the underlying award agreements).

The Company awards its non-employee directors a cash retainer and shares of restricted common stock. The RSAs are granted on the fifth business day following the Company's annual meeting of stockholders and fully vest upon the earlier of the first anniversary of the grant date or the completion of the directors' annual service to the Company (so long as the period between the date of the annual stockholders' meeting related to the grant date and the date of the next annual stockholders' meeting is not less than 50 weeks).

The exercise price of all stock options is equal to the Company's closing stock price on the date of grant. Stock options are subject to various vesting terms, including graded- and cliff-vesting over periods of up to five years. In addition, stock options vest and become exercisable in full or in part under certain circumstances, including following the occurrence of a change of control (as defined in the option award agreements). Participants who are awarded options must exercise their options within a maximum of ten years of the grant date.

Marketing costs: Marketing costs are expensed as incurred.

Income taxes: The Company records a tax provision for the anticipated tax consequences of its reported operating results. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of future tax rate changes are recognized in the period when the enactment of new rates occurs.

The Company recognizes the financial statement effects of a tax position when it is more likely than not, based on technical merits, the position will be sustained upon examination. The tax benefits of the position recognized in the consolidated financial statements

are then measured based on the largest amount of benefit that is greater than 50% likely to be realized upon settlement with a taxing authority.

The Company recognizes the tax benefits or deficiencies from the exercise or vesting of share-based awards in the income tax line of the consolidated statements of comprehensive income, in the period of exercise or vesting.

Earnings per share: Earnings per share have been computed based on dividing net income by the weighted-average number of common shares outstanding during each reporting period presented. Common shares issuable upon the exercise of share-based compensation, which are computed using the treasury stock method, are included in the computation of diluted earnings per share. The Company uses the treasury stock method to calculate the effect of outstanding awards, by computing total employee proceeds as the sum of the amount employees must pay upon exercise of the awards and the amount of unearned share-based compensation costs attributable to future services.

Note 3. Concentrations of Credit Risk

As of December 31, 2025, customers living in Texas and North Carolina accounted for 30% and 15%, respectively, of the Company's net finance receivables. Customers living in Texas, North Carolina, and South Carolina accounted for 30%, 16%, and 10%, respectively, of the Company's net finance receivables as of December 31, 2024. Given the primary concentration of the Company's portfolio of finance receivables in these states, such customers' ability to honor their installment contracts may be affected by economic conditions in these states.

The Company maintains amounts in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced losses in such accounts, which are maintained with large domestic banks. Management believes the Company's exposure to credit risk is minimal for these accounts.

Note 4. Finance Receivables, Credit Quality Information, and Allowance for Credit Losses

Net finance receivables for the periods indicated consisted of the following:

	December 31,	
Dollars in thousands	**2025**	**2024**
Large loans	$ 1,593,171	$ 1,336,780
Small loans	547,028	555,755
Total	$ 2,140,199	$ 1,892,535

Net finance receivables included net deferred origination fees of $15.1 million and $15.7 million as of December 31, 2025 and 2024, respectively.

The credit quality of the Company's finance receivable portfolio is dependent on the Company's ability to enforce sound underwriting standards, maintain diligent servicing of the portfolio, and respond to changing economic conditions as it manages and grows its portfolio. The allowance for credit losses uses FICO scores and delinquency as key data points in estimating the allowance. The Company uses six FICO band categories to assess FICO scores. The first three FICO band categories include subprime FICO scores below 620. The fourth and fifth FICO band categories include near-prime FICO scores ranging from 620 to 659. The sixth FICO band category includes prime FICO scores of 660 or higher.

Net finance receivables by product, FICO band at origination, and origination year as of December 31, 2025 are as follows:

	Net Finance Receivables by Origination Year						
Dollars in thousands	2025	2024	2023	2022	2021	Prior	Total Net Finance Receivables
Large Loans:							
FICO Band							
1	$ 119,724	$ 36,692	$ 15,225	$ 5,034	$ 1,453	$ 382	$ 178,510
2	75,189	21,423	6,854	2,086	383	48	105,983
3	121,142	35,473	13,157	5,398	739	51	175,960
4	160,692	50,359	20,102	8,588	1,130	77	240,948
5	173,379	58,320	22,357	9,995	1,893	90	266,034
6	411,650	133,932	55,991	20,631	3,397	135	625,736
Total	$ 1,061,776	$ 336,199	$ 133,686	$ 51,732	$ 8,995	$ 783	$ 1,593,171
Small Loans:							
FICO Band							
1	$ 82,635	$ 12,526	$ 1,937	$ 267	$ 56	$ 13	$ 97,434
2	36,601	6,164	783	62	2	—	43,612
3	53,879	9,494	1,042	97	8	—	64,520
4	62,360	12,597	1,428	76	4	3	76,468
5	63,637	16,817	1,732	91	5	1	82,283
6	136,833	42,405	3,365	98	9	1	182,711
Total	$ 435,945	$ 100,003	$ 10,287	$ 691	$ 84	$ 18	$ 547,028
Total Loans:							
FICO Band							
1	$ 202,359	$ 49,218	$ 17,162	$ 5,301	$ 1,509	$ 395	$ 275,944
2	111,790	27,587	7,637	2,148	385	48	149,595
3	175,021	44,967	14,199	5,495	747	51	240,480
4	223,052	62,956	21,530	8,664	1,134	80	317,416
5	237,016	75,137	24,089	10,086	1,898	91	348,317
6	548,483	176,337	59,356	20,729	3,406	136	808,447
Total	$ 1,497,721	$ 436,202	$ 143,973	$ 52,423	$ 9,079	$ 801	$ 2,140,199

Net finance receivables by product, FICO band at origination, and origination year as of December 31, 2024 are as follows:

	Net Finance Receivables by Origination Year						
Dollars in thousands	2024	2023	2022	2021	2020	Prior	Total Net Finance Receivables
Large Loans:							
FICO Band							
1	$ 86,776	$ 37,750	$ 12,457	$ 3,950	$ 793	$ 373	$ 142,099
2	55,211	19,464	6,171	1,602	173	92	82,713
3	90,642	35,777	16,579	4,224	339	59	147,620
4	125,867	52,564	25,521	6,140	570	100	210,762
5	137,243	58,604	28,564	8,148	784	36	233,379
6	300,714	140,149	62,303	15,514	1,464	63	520,207
Total	$ 796,453	$ 344,308	$ 151,595	$ 39,578	$ 4,123	$ 723	$ 1,336,780
Small Loans:							
FICO Band							
1	$ 67,809	$ 11,905	$ 1,737	$ 257	$ 40	$ 28	$ 81,776
2	32,851	5,799	755	61	4	2	39,472
3	52,846	9,456	1,061	76	4	2	63,445
4	67,200	12,903	1,161	94	9	7	81,374
5	75,458	16,882	1,500	69	3	3	93,915
6	160,551	32,671	2,462	80	5	4	195,773
Total	$ 456,715	$ 89,616	$ 8,676	$ 637	$ 65	$ 46	$ 555,755
Total Loans:							
FICO Band							
1	$ 154,585	$ 49,655	$ 14,194	$ 4,207	$ 833	$ 401	$ 223,875
2	88,062	25,263	6,926	1,663	177	94	122,185
3	143,488	45,233	17,640	4,300	343	61	211,065
4	193,067	65,467	26,682	6,234	579	107	292,136
5	212,701	75,486	30,064	8,217	787	39	327,294
6	461,265	172,820	64,765	15,594	1,469	67	715,980
Total	$ 1,253,168	$ 433,924	$ 160,271	$ 40,215	$ 4,188	$ 769	$ 1,892,535

Credit losses by product and origination year for the periods indicated are as follows:

				Year Ended December 31, 2025			
Dollars in thousands	2025	2024	2023	2022	2021	Prior	Total Credit Losses
Large loans	$ 12,624	$ 67,939	$ 38,427	$ 14,126	$ 3,435	$ 547	$ 137,098
Small loans	16,337	67,370	16,596	1,608	117	34	102,062
Total	$ 28,961	$ 135,309	$ 55,023	$ 15,734	$ 3,552	$ 581	$ 239,160

				Year Ended December 31, 2024			
Dollars in thousands	2024	2023	2022	2021	2020	Prior	Total Credit Losses
Large loans	$ 9,699	$ 67,711	$ 39,070	$ 11,197	$ 1,541	$ 474	$ 129,692
Small loans	13,156	55,584	11,757	1,054	56	43	81,650
Total	$ 22,855	$ 123,295	$ 50,827	$ 12,251	$ 1,597	$ 517	$ 211,342

The contractual delinquency of the net finance receivable portfolio by product and aging for the periods indicated are as follows:

	December 31, 2025					
	Large		Small		Total	
Dollars in thousands	$	%	$	%	$	%
Current	$ 1,372,102	86.1%	$ 437,005	79.9%	$ 1,809,107	84.5%
1 to 29 days past due	121,113	7.6%	48,745	8.9%	169,858	8.0%
Delinquent accounts:						
30 to 59 days	26,940	1.7%	14,295	2.6%	41,235	1.9%
60 to 89 days	23,576	1.5%	13,582	2.5%	37,158	1.7%
90 to 119 days	18,957	1.2%	11,861	2.2%	30,818	1.5%
120 to 149 days	16,715	1.0%	11,050	2.0%	27,765	1.3%
150 to 179 days	13,768	0.9%	10,490	1.9%	24,258	1.1%
Total delinquency	$ 99,956	6.3%	$ 61,278	11.2%	$ 161,234	7.5%
Total net finance receivables	$ 1,593,171	100.0%	$ 547,028	100.0%	$ 2,140,199	100.0%
Net finance receivables in nonaccrual status	$ 62,351	3.9%	$ 38,269	7.0%	$ 100,620	4.7%

	December 31, 2024					
	Large		Small		Total	
Dollars in thousands	$	%	$	%	$	%
Current	$ 1,139,070	85.2%	$ 451,311	81.2%	$ 1,590,381	84.0%
1 to 29 days past due	109,656	8.2%	46,656	8.4%	156,312	8.3%
Delinquent accounts:						
30 to 59 days	22,909	1.7%	14,039	2.5%	36,948	1.9%
60 to 89 days	21,493	1.6%	13,749	2.5%	35,242	1.9%
90 to 119 days	16,609	1.3%	11,476	2.1%	28,085	1.5%
120 to 149 days	14,357	1.1%	9,630	1.7%	23,987	1.3%
150 to 179 days	12,686	0.9%	8,894	1.6%	21,580	1.1%
Total delinquency	$ 88,054	6.6%	$ 57,788	10.4%	$ 145,842	7.7%
Total net finance receivables	$ 1,336,780	100.0%	$ 555,755	100.0%	$ 1,892,535	100.0%
Net finance receivables in nonaccrual status	$ 54,228	4.1%	$ 34,602	6.2%	$ 88,830	4.7%

The accrual of interest income on finance receivables is suspended when an account becomes 90 days delinquent. If a loan is charged off, the accrued interest is reversed as a reduction of interest and fee income. The Company reversed $27.6 million, $23.6 million, and $24.2 million of accrued interest as a reduction of interest and fee income for the years ended December 31, 2025, 2024, and 2023, respectively.

The following are changes in the allowance for credit losses by product for the periods indicated:

Dollars in thousands	As of and For the Year Ended December 31, 2025		
	Large	Small	Total
Beginning balance	$ 133,506	$ 65,994	$ 199,500
Provision for credit losses	146,401	99,031	245,432
Credit losses	(137,098)	(102,062)	(239,160)
Recoveries	9,491	5,637	15,128
Ending balance	$ 152,300	$ 68,600	$ 220,900
Net finance receivables	$ 1,593,171	$ 547,028	$ 2,140,199
Allowance as percentage of net finance receivables	9.6%	12.5%	10.3%

Dollars in thousands	As of and For the Year Ended December 31, 2024		
	Large	Small	Total
Beginning balance	$ 127,992	$ 59,408	$ 187,400
Provision for credit losses	128,190	84,010	212,200
Credit losses	(129,692)	(81,650)	(211,342)
Recoveries	7,016	4,226	11,242
Ending balance	$ 133,506	$ 65,994	$ 199,500
Net finance receivables	$ 1,336,780	$ 555,755	$ 1,892,535
Allowance as percentage of net finance receivables	10.0%	11.9%	10.5%

Dollars in thousands	As of and For the Year Ended December 31, 2023		
	Large	Small	Total
Beginning balance	$ 119,592	$ 59,208	$ 178,800
Provision for credit losses	136,638	83,396	220,034
Credit losses	(133,918)	(87,015)	(220,933)
Recoveries	5,680	3,819	9,499
Ending balance	$ 127,992	$ 59,408	$ 187,400
Net finance receivables	$ 1,274,137	$ 497,273	$ 1,771,410
Allowance as percentage of net finance receivables	10.0%	11.9%	10.6%

The Company uses certain loan modification programs for borrowers experiencing financial difficulties as a loss mitigation strategy to improve collectability of the loans and assist customers through financial setbacks. The programs consist of offering payment deferrals, refinancing, and, in limited instances, settlements. Customers may also pursue financial assistance through external sources, such as filing for bankruptcy protection. Modification programs available to our customers are described in more detail below:

- Customers with temporary hardships may be offered payment deferrals related to past due payments. Such deferrals extend the customer's maturity date and are generally considered insignificant delays, unless the deferral exceeds three deferrals in a rolling twelve-month period.

- Customers with delinquent loans who meet certain criteria are eligible to receive a reduced interest rate and/or term extension, making the monthly payments more affordable.

- The Company may also agree to settle a past-due loan by accepting less than the full principal balance owed, in certain limited cases, once it is determined that collection of the entire outstanding balance is unlikely.

- Customers who receive bankruptcy protection may receive principal forgiveness, interest rate reductions, and/or term extensions.

The information relating to modifications made to borrowers experiencing financial difficulty and their related percentage of applicable net finance receivables for the periods indicated are as follows:

| | As of and for the Year Ended December 31, 2025 | | | | | |
| | Large | | Small | | Total | |
Dollars in thousands	$	%	$	%	$	%
Interest rate reduction	$ 16,328	1.0%	$ 4,968	1.0%	$ 21,296	1.0%
Interest rate reduction & term extension	6,007	0.4%	1,109	0.2%	7,116	0.3%
Term extension	1,030	0.1%	215	—	1,245	0.1%
Principal forgiveness, interest rate reduction, & term extension	699	—	23	—	722	—
Total	$ 24,064	1.5%	$ 6,315	1.2%	$ 30,379	1.4%

| | As of and for the Year Ended December 31, 2024 | | | | | |
| | Large | | Small | | Total | |
Dollars in thousands	$	%	$	%	$	%
Interest rate reduction	$ 5,729	0.4%	$ 2,545	0.5%	$ 8,274	0.4%
Interest rate reduction & term extension	9,155	0.8%	1,446	0.2%	10,601	0.6%
Term extension	1,792	0.1%	386	0.1%	2,178	0.1%
Principal forgiveness, interest rate reduction, & term extension	586	—	28	—	614	—
Total	$ 17,262	1.3%	$ 4,405	0.8%	$ 21,667	1.1%

| | As of and for the Year Ended December 31, 2023 | | | | | |
| | Large | | Small | | Total | |
Dollars in thousands	$	%	$	%	$	%
Interest rate reduction & term extension	$ 12,687	1.0%	$ 2,112	0.4%	$ 14,799	0.8%
Term extension	930	0.1%	346	0.1%	1,276	0.1%
Principal forgiveness, interest rate reduction, & term extension	288	—	37	—	325	—
Total	$ 13,905	1.1%	$ 2,495	0.5%	$ 16,400	0.9%

The financial effects of the modifications made to borrowers experiencing financial difficulty for the periods indicated are as follows:

| | | Year Ended December 31, 2025 |
Loan Modification	Product	Financial Effect
Interest rate reduction	Large loans	Reduced the weighted-average contractual interest rate by 18.0%.
	Small loans	Reduced the weighted-average contractual interest rate by 29.5%.
Term extension	Large loans	Added a weighted-average 1.5 years to the life of loans.
	Small loans	Added a weighted-average 1.4 years to the life of loans.
Principal forgiveness	Large loans	Reduced the amortized cost basis of the loans by $1.1 million.
	Small loans	Reduced the amortized cost basis of the loans by $0.4 million.

| | | Year Ended December 31, 2024 |
Loan Modification	Product	Financial Effect
Interest rate reduction	Large loans	Reduced the weighted-average contractual interest rate by 12.6%.
	Small loans	Reduced the weighted-average contractual interest rate by 24.4%.
Term extension	Large loans	Added a weighted-average 1.5 years to the life of loans.
	Small loans	Added a weighted-average 1.4 years to the life of loans.
Principal forgiveness	Large loans	Reduced the amortized cost basis of the loans by $1.3 million.
	Small loans	Reduced the amortized cost basis of the loans by $0.5 million.

Loan Modification	Product	Year Ended December 31, 2023 Financial Effect
Interest rate reduction	Large loans	Reduced the weighted-average contractual interest rate by 10.7%.
	Small loans	Reduced the weighted-average contractual interest rate by 13.6%.
Term extension	Large loans	Added a weighted-average 1.5 years to the life of loans.
	Small loans	Added a weighted-average 1.4 years to the life of loans.
Principal forgiveness	Large loans	Reduced the amortized cost basis of the loans by $1.0 million.
	Small loans	Reduced the amortized cost basis of the loans by $0.5 million.

The following tables provide the amortized cost basis for modifications made to borrowers experiencing financial difficulty within the previous twelve months that subsequently defaulted. The Company defines payment default as 90 days past due for this disclosure. The respective amounts for each modification for the periods indicated are as follows:

Dollars in thousands	As of and for the Year Ended December 31, 2025		
	Large	Small	Total
Interest rate reduction	$ 4,420	$ 1,358	$ 5,778
Interest rate reduction & term extension	1,255	237	1,492
Term extension	162	38	200
Principal forgiveness, interest rate reduction, & term extension	87	—	87
Total	$ 5,924	$ 1,633	$ 7,557

Dollars in thousands	As of and for the Year Ended December 31, 2024		
	Large	Small	Total
Interest rate reduction	$ 858	$ 280	$ 1,138
Interest rate reduction & term extension	1,608	319	1,927
Term extension	231	52	283
Principal forgiveness, interest rate reduction, & term extension	30	6	36
Total	$ 2,727	$ 657	$ 3,384

Dollars in thousands	As of and for the Year Ended December 31, 2023		
	Large	Small	Total
Interest rate reduction	$ —	$ —	$ —
Interest rate reduction & term extension	1,334	248	1,582
Term extension	27	3	30
Principal forgiveness, interest rate reduction, & term extension	16	3	19
Total	$ 1,377	$ 254	$ 1,631

The contractual delinquencies of loans that were modified to borrowers experiencing financial difficulty within the previous twelve months for the periods indicated are as follows:

	December 31, 2025		
Dollars in thousands	Large	Small	Total
Current	$ 17,453	$ 4,266	$ 21,719
30 - 89 days past due	3,570	1,081	4,651
90+ days past due	3,041	968	4,009
Total (1)	$ 24,064	$ 6,315	$ 30,379

(1) Excludes modified finance receivables that subsequently charged off of $3.3 million and $1.3 million in large and small loans, respectively.

	December 31, 2024		
Dollars in thousands	Large	Small	Total
Current	$ 13,207	$ 3,138	$ 16,345
30 - 89 days past due	2,410	799	3,209
90+ days past due	1,645	468	2,113
Total (1)	$ 17,262	$ 4,405	$ 21,667

(1) Excludes modified finance receivables that subsequently charged off of $1.4 million and $0.2 million in large and small loans, respectively.

Note 5. Restricted Available-for-Sale Investments

The following tables reconcile the amortized cost, gross unrealized gains and losses included in accumulated other comprehensive income or loss, and estimated fair value of the Company's restricted AFS investments as of the periods indicated:

	December 31, 2025			
Dollars in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Restricted investments	$ 24,213	$ —	$ (2)	$ 24,211

	December 31, 2024			
Dollars in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Restricted investments	$ 21,633	$ 92	$ (13)	$ 21,712

The following tables include the gross unrealized losses and estimated fair values of restricted AFS investments that were in a continuous unrealized loss position, for which no allowance for credit loss has been recorded, as of the periods indicated:

	December 31, 2025					
	Less than 12 Months		12 Months or Longer		Total	
Dollars in thousands	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
Restricted investments	$ 22,000	$ (2)	$ —	$ —	$ 22,000	$ (2)

	December 31, 2024					
	Less than 12 Months		12 Months or Longer		Total	
Dollars in thousands	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
Restricted investments	$ 2,205	$ (13)	$ —	$ —	$ 2,205	$ (13)

The restricted AFS investments consist of U.S. Treasuries which are measured at fair value and include accrued interest receivables of $13 thousand at December 31, 2025 and 2024. The investments consist of highly rated securities backed by the U.S. federal government. As a result, the Company has not recorded an allowance for credit losses related to the restricted AFS investments.

The following tables include the amortized cost and estimated fair values of restricted AFS investments by contractual maturity as of the period indicated:

| | December 31, 2025 | |
| | Amortized Cost | Estimated Fair Value |
Dollars in thousands		
Due in one year	$ 24,213	$ 24,211
Due within one year to five years	—	—
Due within five years to ten years	—	—
Due after ten years	—	—
Total	$ 24,213	$ 24,211

The Company had no gross realized gains or losses for both the years ended December 31, 2025 and 2023. The Company had gross realized losses of $20 thousand for the year ended December 31, 2024. For additional information on the Company's restricted AFS investments, see Note 13, "Fair Value Measurements."

Note 6. Property and Equipment

For the periods indicated, property and equipment consisted of the following:

| | December 31, | |
| | 2025 | 2024 |
Dollars in thousands		
Furniture, fixtures, and equipment	$ 29,095	$ 28,285
Leasehold improvements	18,658	18,033
Property and equipment cost	47,753	46,318
Less accumulated depreciation	34,597	32,641
Property and equipment, net	$ 13,156	$ 13,677

Depreciation expense for the years ended December 31, 2025, 2024, and 2023 totaled $5.0 million, $4.8 million, and $4.6 million, respectively.

Note 7. Leases

The Company maintains lease agreements related to its branch network and for its corporate headquarters. The branch lease agreements range from three to seven years and generally contain options to extend from three to five years. The corporate headquarters lease agreement is for eleven years and contains options to extend for ten years. All of the Company's lease agreements are considered operating leases. None of the Company's lease payments are dependent on an index that may change after the commencement date.

The Company's rent expense for the periods indicated is as follows:

| | Year Ended December 31, | | |
| | 2025 | 2024 | 2023 |
Dollars in thousands			
Operating leases	$ 13,136	$ 11,526	$ 10,587
Short-term leases	186	221	447
Total	$ 13,322	$ 11,747	$ 11,034

The Company's weighted-average remaining lease term and discount rate for the periods indicated are as follows:

| | December 31, | |
	2025	2024
Weighted-average remaining lease term (in years)	5.3	5.1
Weighted-average discount rate	6.5%	6.2%

Future minimum lease payments on the Company's lease liabilities are as follows:

Dollars in thousands		December 31, 2025
2026	$	12,394
2027		11,677
2028		8,818
2029		6,830
2030		5,092
Thereafter		10,152
Total		54,963
Present value adjustment		(8,995)
Lease liability	$	45,968

Note 8. Intangible Assets

The following table provides the gross carrying amount and related accumulated amortization of intangible assets for the periods indicated:

	December 31, 2025			December 31, 2024		
Dollars in thousands	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software	$ 56,687	$ (25,622)	$ 31,065	$ 43,869	$ (20,061)	$ 23,808
Other	950	(234)	716	950	(234)	716
Total	$ 57,637	$ (25,856)	$ 31,781	$ 44,819	$ (20,295)	$ 24,524

Intangible amortization expense for the years ended December 31, 2025, 2024, and 2023 totaled $5.6 million, $4.4 million, and $3.7 million, respectively. As of December 31, 2025, the Company's weighted-average amortization period for software was 6.0 years. The following table sets forth the future amortization of software:

Dollars in thousands		Amount
2026	$	7,547
2027		6,814
2028		5,871
2029		3,999
2030		3,099
Thereafter		3,735
Total	$	31,065

Note 9. Other Assets

Other assets include the following as of the periods indicated:

	December 31,			
Dollars in thousands		2025		2024
Prepaid expenses	$	8,776	$	8,690
Income tax receivable		7,055		1,708
Credit insurance receivable		3,555		2,840
Card payments receivable		3,522		2,587
Warehouse credit facilities debt issue costs		1,838		2,236
Other		1,808		2,805
Total	$	26,554	$	20,866

Note 10. Variable Interest Entities

As part of its overall funding strategy, the Company has transferred certain finance receivables to affiliated VIEs for asset-backed financing transactions, including securitizations. The Company's revolving warehouse credit facilities and securitizations are issued by the Company's SPEs, which are considered VIEs under GAAP and are consolidated into the financial statements of their primary beneficiary.

These debts are supported by the expected cash flows from the underlying collateralized finance receivables. Collections on these finance receivables are remitted to restricted cash collection accounts, which totaled $81.8 million and $117.1 million as of December 31, 2025 and December 31, 2024, respectively. Cash inflows from the finance receivables are distributed to the lenders/investors, the service providers, and/or the residual interest that the Company owns in accordance with a monthly contractual priority of payments. The SPEs pay a servicing fee to the Company, which is eliminated in consolidation. Distributions from the SPEs to the Company are permitted under the debt arrangements.

At each sale of receivables from the Company's affiliates to the SPEs, the Company makes certain representations and warranties about the quality and nature of the collateralized receivables. The debt arrangements require the Company to repurchase the receivables in certain circumstances, including circumstances in which the representations and warranties made by the Company concerning the quality and characteristics of the receivables are inaccurate. Assets transferred to each SPE are legally isolated from the Company and its affiliates, as well as the claims of the Company's and its affiliates' creditors. Further, the assets of each SPE are owned by such SPE and are not available to satisfy the debts or other obligations of the Company or any of its affiliates.

The following table presents the assets and liabilities of the Company's consolidated VIEs:

Dollars in thousands	December 31, 2025	December 31, 2024
Assets		
Cash	$ 200	$ 378
Net finance receivables	1,601,780	1,317,604
Allowance for credit losses	(160,971)	(136,850)
Restricted cash	93,966	130,970
Other assets	2,242	3,078
Total assets	$ 1,537,217	$ 1,315,180
Liabilities		
Net debt	$ 1,455,320	$ 1,253,096
Accounts payable and accrued expenses	21	19
Total liabilities	$ 1,455,341	$ 1,253,115

Note 11. Debt

The following is a summary of the Company's debt as of the periods indicated:

	December 31, 2025			December 31, 2024		
Dollars in thousands	Debt	Unamortized Debt Issuance Costs (1)	Net Debt	Debt	Unamortized Debt Issuance Costs (1)	Net Debt
Revolving credit facilities	$ 270,186	$ (1,747)	$ 268,439	$ 315,904	$ (437)	$ 315,467
Securitizations	1,380,578	(6,844)	1,373,734	1,162,432	(5,901)	1,156,531
Total	$ 1,650,764	$ (8,591)	$ 1,642,173	$ 1,478,336	$ (6,338)	$ 1,471,998
Unused amount of revolving credit facilities (subject to borrowing base)	$ 511,420			$ 466,164		

(1) Unamortized debt issuance costs related to the revolving warehouse credit facilities are presented within other assets in the consolidated balance sheets. These credit facilities had $1.8 million and $2.2 million in such costs as of December 31, 2025 and December 31, 2024, respectively.

Revolving Credit Facilities: The Company's revolving credit facilities are secured by substantially all of the Company's finance receivables and equity interests of the majority of its subsidiaries. The Company pays unused commitment fees on its revolving

credit facilities, generally based upon the average outstanding balance. As of December 31, 2025, the Company held $3.8 million in unrestricted cash. The Company had $145.3 million of immediate available liquidity to draw down cash under its revolving credit facilities as of December 31, 2025. Each of the Company's revolving warehouse credit facilities holds restricted cash reserves to satisfy provisions of its respective credit agreement.

The following table includes the key terms under each of the Company's revolving credit facilities as of December 31, 2025:

Dollars in thousands	Total Credit Facility	Debt Balance	Restricted Cash Reserves	Advance Rate Cap	Current Advance Rate	Unused Commitment Fee	Revolving Period End Date	Maturity Date
Senior (1) (2)	$ 355,000	$ 188,600	$ —	83%	73%	0.3% - 0.9%	N/A	Aug 2028
RMR IV warehouse (3)	125,000	20,596	259	79%	79%	0.5%	May 2026	May 2027
RMR V warehouse	100,000	19,358	120	80%	80%	0.4% - 0.7%	Nov 2026	Nov 2027
RMR VI warehouse (4)	75,000	21,162	141	75%	75%	0.5%	Feb 2027	Feb 2028
RMR VII warehouse	125,000	20,470	121	76%	76%	0.4% - 0.7%	N/A	Oct 2026
Total	$ 780,000	$ 270,186	$ 641					

(1) In August 2025, the Company entered into a loan agreement replacing the previous senior revolving credit facility of $355 million. In connection with the new facility, the Company terminated its senior revolving credit facility previously scheduled to mature in September 2025. The new agreement, among other things, (i) provides for a senior revolving credit facility of up to $355 million (with an accordion provision that can expand up to $420 million); (ii) has a maturity date scheduled in August 2028; and (iii) updates the unused commitment fee to range between 0.3% - 0.9% based on daily average outstanding balance (previously ranging between 0.5% - 1.0%).

(2) The senior revolving credit facility has an additional advance rate cap of 60% of eligible delinquent renewals. As of December 31, 2025, this advance rate was 50%.

(3) Following a May 2025 amendment, the revolving period end date is now May 2026 (previously May 2025), the maturity date is now May 2027 (previously May 2026), and the unused commitment fee is now 0.5% (previously ranging between 0.4% - 0.7%).

(4) Following a January 2025 amendment, the revolving period end date is now February 2027 (previously February 2025), and the maturity date is now February 2028 (previously February 2026).

Borrowings under the revolving credit facilities bear interest, payable monthly, at a rate equal to the sum of any applicable floor, benchmark adjustment, margin, and the market rate of each respective rate type that was effective as of December 31, 2025 (as follows):

	Floor	Margin	Rate Type	Effective Interest Rate
Senior (1)	0.5%	2.8%	1-month SOFR	6.6%
RMR IV warehouse (2)	—	2.3%	1-month SOFR	6.1%
RMR V warehouse	—	2.1%	Conduit	6.2%
RMR VI warehouse (3)	—	2.1%	1-month SOFR	5.9%
RMR VII warehouse	—	2.4%	1-month SOFR	6.3%

(1) Following the August 2025 agreement for a new senior revolving credit facility, the benchmark adjustment has been removed (previously 0.1%), and the margin is now 2.8% (previously 3.0%).

(2) Following a May 2025 amendment, the benchmark adjustment has been removed (previously 0.1%), and the margin is now 2.3% (previously 2.8%).

(3) Following a January 2025 amendment, (i) the margin was reduced to 2.1% (previously 2.5%) and (ii) interest may accrue based on the daily or 1-month SOFR (previously only the 1-month SOFR).

Securitizations: From time to time, the Company and its SPE, RMR III, complete private offerings and sales of asset-backed notes through the Company's Issuance Trusts. The asset-backed notes are secured by finance receivables and other related assets that RMR III purchased from the Company, which RMR III then sells and transfers to the Issuance Trusts. The Issuance Trusts hold restricted cash reserves to satisfy provisions of the transaction documents. Borrowings under the securitizations bear interest, payable monthly, and principal repayments begin the month subsequent to the end of the revolving period. Prior to maturity, the

Company may redeem the notes in full, but not in part, at its option on securitization-specific, designated dates. No payments of principal of the notes will be made during the revolving periods.

The following table includes the key terms under each of the Company's securitizations as of December 31, 2025:

Dollars in thousands	Issue Date	Issue Amount	Debt Balance	Restricted Cash Reserves	Effective Interest Rate	Revolving Period End Date	Maturity Date
RMIT 2021-2	Jul 2021	200,000	200,192	2,083	2.3%	Jul 2026	Aug 2033
RMIT 2021-3	Oct 2021	125,000	125,202	1,471	3.9%	Sep 2026	Oct 2033
RMIT 2022-1	Feb 2022	250,000	97,936	2,646	4.4%	Feb 2025	Mar 2032
RMIT 2024-1	Jun 2024	187,305	187,788	1,078	6.2%	May 2027	Jul 2036
RMIT 2024-2	Nov 2024	250,000	250,557	1,418	5.3%	Nov 2026	Dec 2033
RMIT 2025-1 (1)	Mar 2025	265,000	265,585	1,489	5.3%	Mar 2027	Apr 2034
RMIT 2025-2 (2)	Oct 2025	252,810	253,318	1,389	4.8%	Oct 2027	Nov 2037
Total		$ 1,530,115	$ 1,380,578	$ 11,574			

(1) In March 2025, the Company, its SPE, RMR III, and the Company's indirect SPE, RMIT 2025-1, completed a private offering and sale of $265 million of asset-backed notes. The transaction consisted of the issuance of four classes of fixed-rate, asset-backed notes by RMIT 2025-1. The asset-backed notes are secured by finance receivables and other related assets that RMR III purchased from the Company, which RMR III then sold and transferred to RMIT 2025-1. Prior to maturity in April 2034, the Company may redeem the notes in full, but not in part, at its option on any note payment date on or after the payment date occurring in April 2027. No payments of principal of the notes will be made during the revolving period.

(2) In October 2025, the Company, its SPE, RMR III, and the Company's indirect SPE, RMIT 2025-2, completed a private offering and sale of $253 million of asset-backed notes. The transaction consisted of the issuance of four classes of fixed-rate, asset-backed notes by RMIT 2025-2. The asset-backed notes are secured by finance receivables and other related assets that RMR III purchased from the Company, which RMR III then sold and transferred to RMIT 2025-2. Prior to maturity in November 2037, the Company may redeem the notes in full, but not in part, at its option on any note payment date on or after the payment date occurring in November 2027. No payments of principal of the notes will be made during the revolving period.

RMIT 2020-1 Securitization: In September 2020, the Company, its SPE, RMR III, and its indirect SPE, RMIT 2020-1, completed a private offering and sale of $180 million of asset-backed notes. In March 2025, the Company and RMR III exercised the right to make an optional principal repayment in full and, in connection with such prepayment, the securitization terminated.

RMIT 2021-1 Securitization: In February 2021, the Company, its SPE, RMR III, and the Company's indirect SPE, RMIT 2021-1, completed a private offering and sale of $249 million of asset-backed notes. In October 2025, the Company and RMR III exercised the right to make an optional principal repayment in full and, in connection with such prepayment, the securitization terminated.

The Company's debt arrangements are subject to certain covenants, including monthly and annual reporting, maintenance of specified interest coverage and debt ratios, restrictions on distributions, limitations on other indebtedness, and certain other restrictions. As of December 31, 2025, the Company was in compliance with all debt covenants.

The following is a summary of estimated future principal payments required on outstanding debt:

Dollars in thousands	Amount
2026	$ 223,318
2027	644,843
2028	658,693
2029	119,597
2030	—
Thereafter	—
Total	$ 1,646,451

Note 12. Stockholders' Equity

Stock repurchase program: In December 2024, the Company announced that the Board had authorized a $30 million stock repurchase program. The authorization was effective immediately and extended through December 31, 2026. In November 2025, the Company announced that the Board had approved a $30 million increase in the amount authorized under the stock repurchase program announced in December 2024, from $30 million to $60 million. The authorization was effective immediately and extends through June 30, 2027. As of December 31, 2025, the Company had repurchased 807 thousand shares of common stock at a total cost of $27.7 million, including commissions and estimated excise taxes, over the life of the program.

Share repurchases under the stock repurchase program may be made in the open market at prevailing market prices, through privately negotiated transactions, or through other structures in accordance with applicable federal securities laws, at times and in amounts as the Company's management deems appropriate. The timing and the amount of any common stock repurchases will be determined by the Company's management based on its evaluation of market conditions, the Company's liquidity needs, legal and contractual requirements and restrictions (including covenants in the Company's credit agreements), share price, and other factors. Repurchases of common stock may be made under a Rule 10b5-1 plan, which would permit common stock to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws. The repurchase program does not obligate the Company to purchase any particular number of shares and may be suspended, modified, or discontinued at any time without prior notice.

The Company repurchased 702 thousand and 105 thousand shares of common stock for the years ended December 31, 2025 and 2024, respectively. The Company did not repurchase any shares of common stock for the year ended December 31, 2023.

Quarterly cash dividend: The Board may in its discretion declare and pay cash dividends on the Company's common stock. The following table presents the dividends declared per share of common stock for the periods indicated:

	Year Ended December 31,		
	2025	2024	2023
Dividends declared per common share	$ 1.20	$ 1.20	$ 1.20

See Note 20, "Subsequent Events," for information regarding the Company's cash dividend following the end of the fiscal year.

Note 13. Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and restricted cash: Cash and restricted cash is recorded at cost, which approximates fair value due to its highly liquid nature.

Restricted AFS investments: The fair value of U.S. Treasury securities is priced using an external pricing service which the Company corroborates using a secondary external vendor. For additional information on the Company's restricted AFS investments, see Note 5, "Restricted Available-for-Sale Investments."

Net finance receivables: The Company determines the fair value of net finance receivables using a discounted cash flows methodology. The application of this methodology requires the Company to make certain estimates and judgments. These estimates and judgments include, but are not limited to, prepayment rates, default rates, loss severity, and risk-adjusted discount rates.

Debt: The Company estimates the fair value of debt using estimated credit marks based on an index of similar financial instruments (credit facilities) and projected cash flows from the underlying collateralized finance receivables (securitizations), each discounted using a risk-adjusted discount rate.

Certain of the Company's assets estimated fair value are classified and disclosed in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs an analysis of the assets and liabilities that are estimated at fair value. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The following table includes the carrying amounts and estimated fair values of financial assets and liabilities disclosed but not carried at fair value:

| | December 31, 2025 | | December 31, 2024 | |
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Dollars in thousands				
Assets				
Level 1:				
Cash	$ 3,823	$ 3,823	$ 3,951	$ 3,951
Restricted cash	94,174	94,174	131,684	131,684
Level 3:				
Net finance receivables, less unearned insurance premiums and allowance for credit losses	1,866,403	1,893,834	1,644,967	1,695,325
Liabilities				
Level 3:				
Debt	1,650,764	1,636,727	1,478,336	1,428,607

The following table includes the carrying amounts and estimated fair values of amounts the Company measures at fair value on a recurring basis:

| | December 31, 2025 | | December 31, 2024 | |
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Dollars in thousands				
Assets				
Level 2:				
Restricted AFS investments	$ 24,211	$ 24,211	$ 21,712	$ 21,712

As of the periods indicated above, there were no financial assets or liabilities measured at fair value on a non-recurring basis.

Note 14. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The Company files consolidated or separate state income tax returns as required by individual states in which it operates. The Company is generally no longer subject to federal, state, or local income tax examinations by taxing authorities before 2021.

Income tax expense attributable to total income before income taxes consists of the following for the periods indicated:

| | Year Ended December 31, | | |
	2025	2024	2023
Dollars in thousands			
Current:			
Federal	$ 444	$ 7,886	$ 3,567
State and local	273	724	1,146
	717	8,610	4,713
Deferred:			
Federal	12,106	3,821	289
State and local	542	417	(177)
	12,648	4,238	112
Total	$ 13,365	$ 12,848	$ 4,825

Income tax expense differed from the amount computed by applying the federal income tax rate to total income before income taxes as a result of the following:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
Dollars in thousands	$	%	$	%	$	%
Federal tax expense at statutory rate	$ 12,133	21.0%	$ 11,356	21.0%	$ 4,364	21.0%
Increase (reduction) in income taxes resulting from:						
State and local income tax, net of federal income tax effect (1)	870	1.5%	943	1.7%	399	1.9%
Tax credits:						
Research and development	(749)	(1.3)%	(999)	(1.8)%	(1,550)	(7.5)%
Other	(55)	(0.1)%	(257)	(0.5)%	(201)	(1.0)%
Nontaxable or nondeductible items:						
Nondeductible compensation	1,240	2.1%	1,334	2.5%	1,106	5.3%
Other	128	0.2%	201	0.4%	113	0.5%
Unrecognized tax benefits	120	0.2%	324	0.6%	382	1.8%
Other adjustments	(322)	(0.5)%	(54)	(0.1)%	212	1.2%
Total	$ 13,365	23.1%	$ 12,848	23.8%	$ 4,825	23.2%

(1) In 2025, Texas, Illinois, and Virginia made up the majority of the tax effect in this category. In 2024, Texas, North Carolina, and South Carolina made up the majority of the tax effect in this category. In 2023, Texas made up the majority of the tax effect in this category.

Income taxes paid (net of refunds) consisted of the following jurisdictions for the periods indicated:

| | Year Ended December 31, | | |
Dollars in thousands	2025	2024	2023
Federal	$ 5,670	$ 2,870	$ 1,020
State:			
Texas	579	661	320
South Carolina	151	(574)	—
Illinois	72	137	132
Missouri	—	—	271
North Carolina	(67)	(194)	416
Alabama	(72)	(161)	603
Other	(222)	(5)	288
	441	(136)	2,030
Total	$ 6,111	$ 2,734	$ 3,050

Net deferred tax assets and liabilities consist of the following as of the periods indicated:

Dollars in thousands	December 31,	
	2025	**2024**
Deferred tax assets:		
Allowance for credit losses	$ 52,488	$ 47,296
Lease liability	11,022	9,716
Unearned insurance commissions	8,522	7,760
Share-based compensation	2,843	3,011
Accrued expenses	2,414	2,444
State net operating loss carryforward	2,177	1,638
Research and experimental expenditures	—	4,408
Unearned premium reserves	—	234
Other	462	59
Deferred tax assets	79,928	76,566
Deferred tax liabilities:		
Fair market value adjustment of net finance receivables	60,313	49,942
Lease assets	10,510	9,207
Deferred loan costs	5,215	4,162
Depreciation and software amortization	3,733	2,580
Research and experimental expenditures	1,995	—
Prepaid expenses	1,375	1,305
Unearned premium reserves	13	—
Other	119	84
Deferred tax liabilities	83,273	67,280
Deferred tax assets (liabilities), net	$ (3,345)	$ 9,286

The Company had a state net operating loss carryforward of approximately $66.0 million as of December 31, 2025. These carryforwards are available to offset future taxable income. If not used, the carryforward will expire beginning in 2032.

Companies are not permitted to recognize the tax benefit attributable to a tax position unless such position is more likely than not to be sustained upon examination by taxing authorities, based solely on the technical merits of the position. At December 31, 2025, the Company had $1.0 million of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in the income tax line of the consolidated statements of comprehensive income. The Company recognized approximately $42 thousand, $0.1 million, and $0.1 million of interest and penalties for the years ended December 31, 2025, 2024, and 2023, respectively.

The following schedule reconciles unrecognized tax positions for the periods indicated:

Dollars in thousands	As of and for the Year Ended December 31,		
	2025	**2024**	**2023**
Beginning balance	$ 984	$ 733	$ 414
Additions based on tax positions related to the current year	206	247	268
Additions for tax positions of prior years	—	4	51
Reductions for tax positions of prior years	(175)	—	—
Ending balance	$ 1,015	$ 984	$ 733

Note 15. Earnings Per Share

The following schedule reconciles the computation of basic and diluted earnings per share for the periods indicated:

	Year Ended December 31,		
	---	---	---
Dollars in thousands, except per share amounts	**2025**	**2024**	**2023**
Numerator:			
Net income	$ 44,412	$ 41,227	$ 15,958
Denominator:			
Weighted-average shares outstanding for basic earnings per share	9,428	9,640	9,398
Effect of dilutive securities	556	317	195
Weighted-average shares adjusted for dilutive securities	9,984	9,957	9,593
Earnings per share:			
Basic	$ 4.71	$ 4.28	$ 1.70
Diluted	$ 4.45	$ 4.14	$ 1.66

The Company excluded outstanding shares of common stock totaling 37 thousand, 0.2 million, and 0.4 million for the years ended December 31, 2025, 2024, and 2023, respectively, from the computation of diluted earnings per share because they were anti-dilutive.

Note 16. Share-Based Compensation

On May 16, 2024, the stockholders of the Company approved the 2024 Plan. As of December 31, 2025, subject to adjustments as provided in the 2024 Plan, the maximum aggregate number of shares of the Company's common stock that could be issued under the 2024 Plan could not exceed the sum of (i) 381,000 shares plus (ii) any shares remaining available for the grant of awards as of May 16, 2024 under the 2015 Plan, plus (iii) any shares subject to an award granted under the 2015 Plan which award is forfeited, cash-settled, cancelled, terminated, expires, or lapses for any reason after May 16, 2024 without the issuance of shares or pursuant to which such shares are forfeited (subject to adjustment for anti-dilution purposes as provided in the 2024 Plan). Of the amount described in the preceding sentence, no more than 381,000 shares may be issued under the 2024 Plan pursuant to the grant of incentive stock options (subject to adjustment for anti-dilution purposes). As of December 31, 2025, there were 0.5 million shares available for grant under the 2024 Plan.

For the years ended December 31, 2025, 2024, and 2023, the Company recorded share-based compensation expense of $11.9 million, $11.2 million, and $11.8 million, respectively. As of December 31, 2025, unrecognized share-based compensation expense to be recognized over future periods approximated $11.3 million. This amount will be recognized as expense over a weighted-average period of 1.6 years. Share-based compensation expenses are recognized on a straight-line basis over the requisite service period of the agreement. All share-based compensation is classified as equity awards. For the years ended December 31, 2025 and 2024, share-based compensation of $0.5 million and $0.8 million, respectively, was capitalized as software. There was no capitalization of share-based compensation for the year ended December 31, 2023.

The following are the terms and amounts of the awards issued under the Company's share-based incentive programs:

Nonqualified stock options: The following table summarizes the stock option activity for the year ended December 31, 2025:

Dollars and shares in thousands, except per share amounts	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at beginning of period	444	$ 23.65		
Granted	—	—		
Exercised	(66)	20.50		
Forfeited	—	—		
Expired	—	—		
Options outstanding at end of period	378	$ 24.20	3.8	$ 5,506
Options exercisable at end of period	378	$ 24.20	3.8	$ 5,506

The following table provides additional stock option information for the periods indicated:

Dollars in thousands, except per share amounts	Year Ended December 31, 2025	2024	2023
Weighted-average grant date fair value per share	$ —	$ —	$ —
Intrinsic value of options exercised	$ 1,158	$ 718	$ 277
Fair value of stock options that vested	$ —	$ —	$ 544

Performance restricted stock units: The following are the weighted-average assumptions for the PRSU grants for the periods indicated:

	Year Ended December 31, 2025	2024	2023
Expected volatility	42.0%	42.5%	40.2%
Risk-free rate	4.0%	5.2%	5.2%
Discount for post-vesting restrictions	11.8%	9.2%	8.5%

The following table summarizes PRSU activity for the year ended December 31, 2025:

Dollars and units in thousands, except per unit amounts	Units	Weighted-Average Grant Date Fair Value Per Unit
Non-vested units at beginning of period	311	$ 33.93
Granted	135	25.90
Performance adjustment	(24)	52.07
Vested	(43)	52.07
Forfeited	—	—
Non-vested units at end of period	379	$ 27.86

The following table provides additional PRSU information for the periods indicated:

Dollars in thousands, except per unit amounts	Year Ended December 31, 2025	2024	2023
Weighted-average grant date fair value per unit	$ 25.90	$ 26.21	$ 32.40
Fair value of PRSUs that vested	$ 2,237	$ —	$ —

Performance-contingent restricted stock units: There was no performance-contingent RSU balance or activity for the year ended December 31, 2025. The following table provides additional performance-contingent RSU information for the periods indicated:

Dollars in thousands, except per unit amounts	Year Ended December 31, 2025	2024	2023
Weighted-average grant date fair value per unit	$ —	$ —	$ —
Fair value of RSUs that vested	$ —	$ 1,371	$ 1,445

Restricted stock units: The following table summarizes service-based RSU activity for the year ended December 31, 2025:

Dollars and units in thousands, except per unit amounts	Units	Weighted-Average Grant Date Fair Value Per Unit
Non-vested units at beginning of period	35	$ 28.20
Granted	51	29.74
Vested	(35)	28.95
Forfeited	—	—
Non-vested units at end of period	51	$ 29.21

The following table provides additional service-based RSU information for the periods indicated:

Dollars in thousands, except per unit amounts	Year Ended December 31,					
	2025		2024		2023	
Weighted-average grant date fair value per unit	$	29.74	$	28.20	$	—
Fair value of RSUs that vested	$	1,000	$	500	$	—

Restricted stock awards: The following table summarizes RSA activity for the year ended December 31, 2025:

Dollars and shares in thousands, except per share amounts	Shares	Weighted-Average Grant Date Fair Value Per Share
Non-vested shares at beginning of period	334	$ 28.80
Granted	271	29.68
Vested	(258)	29.16
Forfeited	(18)	29.09
Non-vested shares at end of period	329	$ 29.22

The following table provides additional RSA information for the periods indicated:

Dollars in thousands, except per share amounts	Year Ended December 31,					
	2025		2024		2023	
Weighted-average grant date fair value per share	$	29.68	$	28.52	$	34.25
Fair value of RSAs that vested	$	7,534	$	7,467	$	8,787

Note 17. Commitments and Contingencies

In the normal course of business, the Company has been named as a defendant in legal actions in connection with its activities. Some of the actual or threatened legal actions include claims for compensatory damages or claims for indeterminate amounts of damages. The Company contests liability and the amount of damages, as appropriate, in each pending matter.

Where available information indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to net income.

However, in many legal actions, it is inherently difficult to determine whether any loss is probable, or even reasonably possible, or to estimate the amount of loss. This is particularly true for actions that are in their early stages of development or where plaintiffs seek indeterminate damages. In addition, even where a loss is reasonably possible or an exposure to loss exists in excess of the liability already accrued, it is not always possible to reasonably estimate the size of the possible loss or range of loss. Before a loss, additional loss, range of loss, or range of additional loss can be reasonably estimated for any given action, numerous issues may need to be resolved, including through lengthy discovery, following determination of important factual matters, and/or by addressing novel or unsettled legal questions.

For certain other legal actions, the Company can estimate reasonably possible losses, additional losses, ranges of loss, or ranges of additional loss in excess of amounts accrued, but the Company does not believe, based on current knowledge and after consultation with counsel, that such losses will have a material adverse effect on the consolidated financial statements.

While the Company will continue to identify legal actions where it believes a material loss to be reasonably possible and reasonably estimable, there can be no assurance that material losses will not be incurred from claims that the Company has not yet been notified of or are not yet determined to be probable, or reasonably possible and reasonable to estimate.

The Company expenses legal costs as they are incurred.

Note 18. Insurance Products and Reinsurance of Certain Risks

RMC Reinsurance, Ltd. is a wholly owned insurance subsidiary of the Company. The Company sells optional insurance products to its customers in connection with its lending operations. These optional products include credit life, credit accident and health, credit property, vehicle single interest, and credit involuntary unemployment insurance. The type and terms of our optional insurance products vary from state to state based on applicable laws and regulations. Insurance premiums are remitted to an unaffiliated company that issues the policy to the customer. This unaffiliated company cedes the premiums to RMC Reinsurance, Ltd. Life insurance premiums are ceded to the Company as written and non-life products are ceded as earned. Unearned insurance premiums represent insurance premiums, net of premiums held by the unaffiliated insurance underwriter, that will be earned over the terms of the policies.

The Company maintains a restricted reserve comprised of restricted cash and restricted AFS investments for life insurance claims in an amount determined by the ceding company. At December 31, 2025 and 2024, the restricted reserves consisted of $23.1 million and $21.2 million of unearned premium reserves, respectively, and $1.4 million and $1.2 million of unpaid claim reserves, respectively. For non-life products, the Company had no unpaid claim reserves at both December 31, 2025 and 2024, as changes in claim reserves are settled between the Company and the unaffiliated insurance underwriter as they are incurred. For the year ended December 31, 2025, non-life unpaid claim reserves, included in insurance income, net as presented in the table below, decreased $1.0 million. For the year ended December 31, 2024, non-life unpaid claim reserves increased $0.8 million, and decreased $0.2 million for the year ended December 31, 2023.

Insurance income, net consists primarily of earned premiums, net of certain direct costs, from the sale of various optional payment and collateral protection insurance products offered to customers who obtain loans directly from the Company. Earned premiums are accounted for over the period of the underlying reinsured policies using assumptions consistent with the policy terms. Direct costs included in insurance income, net are claims paid, changes in claims reserves, ceding fees, and premium taxes paid. The Company does not allocate to insurance income, net, any other head office or branch administrative costs associated with managing its insurance operations, managing its captive insurance company, marketing and selling insurance products, legal and compliance review, or internal audits.

The following table summarizes the components of insurance income, net for the periods indicated:

	Year Ended December 31,		
Dollars in thousands	**2025**	**2024**	**2023**
Earned premiums	$ 58,771	$ 57,312	$ 59,830
Claims, reserves, and certain direct expenses	(13,198)	(16,617)	(15,301)
Insurance income, net	$ 45,573	$ 40,695	$ 44,529

Apart from the various optional payment and collateral protection insurance products that the Company offers to customers, on certain loans, the Company also collects a fee from customers and, in turn, purchases non-file insurance from an unaffiliated insurance company for its benefit in lieu of recording and perfecting its security interest in personal property collateral. Non-file insurance protects the Company from credit losses where, following an event of default, it is unable to take possession of personal property collateral because its security interest is not perfected (for example, in certain instances where a customer files for bankruptcy). In such circumstances, non-file insurance generally will pay to the Company an amount equal to the lesser of the loan balance or the collateral value.

Note 19. Segment Reporting

The Company has one reportable segment: consumer finance. The Company allocates resources and assesses financial performance on a consolidated basis because its product offerings require similar technology and marketing strategies, and do not significantly

differ on the bases of geographic areas and/or related regulatory environments. The Company's chief executive officer is the CODM and is responsible for allocating resources and assessing financial performance.

Consolidated net income is the measure used by the CODM in evaluating the segment profit or loss of the Company. The CODM either reviews or is otherwise regularly provided with amounts for the following measures in the Company's financial results for the periods indicated:

	Year Ended December 31,		
Dollars in thousands	**2025**	**2024**	**2023**
Interest income	$ 537,555	$ 491,308	$ 454,856
Fee income	41,394	37,586	34,842
Insurance income, net	45,573	40,695	44,529
Other income	21,076	18,914	17,172
Provision for credit losses	245,432	212,200	220,034
Share-based compensation expense	11,867	11,171	11,755
Depreciation and amortization expense	10,517	9,186	8,218
Interest expense	84,814	74,530	67,463
Income tax expense	13,365	12,848	4,825

The following table presents the Company's revenues from external customers for each significant product and service for the periods indicated:

	Year Ended December 31,		
Dollars in thousands	**2025**	**2024**	**2023**
Large loans	$ 382,938	$ 337,708	$ 323,898
Small loans	196,011	191,186	165,800
Interest and fee income	578,949	528,894	489,698
Insurance income, net	45,573	40,695	44,529
Other income	21,076	18,914	17,172
Total revenue	$ 645,598	$ 588,503	$ 551,399

As part of the CODM's review and evaluation process for allocating resources, the CODM is provided with consolidated expenses and total assets as noted on the face of the Company's Consolidated Statements of Comprehensive Income and Consolidated Balance Sheets, respectively.

The Company's balance sheet expenditures for long-lived assets either reviewed by the CODM or otherwise regularly provided to the CODM are included in the Company's Consolidated Statements of Cash Flows. These expenditures are represented as "Purchases of intangible assets," "Purchases of property and equipment," and "Operating leases paid" within the referenced statements.

The Company operates in the consumer finance industry within the United States and, therefore, does not have any customer concentration or international operations. See Note 3, "Concentrations of Credit Risk," for additional information regarding the risks relating to geographic concentration.

Note 20. Subsequent Events

Quarterly cash dividend: In February 2026, the Company announced that the Board declared a quarterly cash dividend of $0.30 per share. The dividend will be paid on March 12, 2026 to shareholders of record at the close of business on February 19, 2026. The declaration, amount, and payment of any future cash dividends on shares of the Company's common stock will be at the discretion of the Board.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES.*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost–benefit relationship of possible controls and procedures.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for the preparation, integrity, accuracy, and fair presentation of the consolidated financial statements appearing in this Annual Report on Form 10-K for the fiscal year ended December 31, 2025. The financial statements were prepared in conformity with GAAP and include amounts based on judgments and estimates by management.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with GAAP. Our internal control over financial reporting is supported by internal audits, appropriate reviews by management, policies and guidelines, careful selection and training of qualified personnel, and codes of ethics adopted by our Company's Board that are applicable to all directors, officers, and employees of our Company.

Because of its inherent limitations, no matter how well designed, internal control over financial reporting may not prevent or detect all misstatements. Internal controls can only provide reasonable assurance with respect to financial statement preparation and presentation. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may decline.

Management assessed the effectiveness of our internal control over financial reporting, with the participation of our chief executive officer and chief financial officer, as of December 31, 2025. In conducting this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* (2013). Based on this assessment, management believes that we maintained effective internal control over financial reporting as of December 31, 2025. Our independent registered public accounting firm for the fiscal year ended December 31, 2025, Deloitte & Touche, LLP, has issued an attestation report on our internal control over financial reporting, which appears in Part II, Item 8, "Financial Statements and Supplementary Data."

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION.*

Rule 10b5-1 Trading Arrangements

The following table lists each "Rule 10b5-1 trading arrangement" (as such term is defined in Item 408(a) of Regulation S-K) that was adopted by a Company officer or director for the sale of shares of Company common stock during the three months ended December 31, 2025. No Rule 10b5-1 trading arrangements were terminated by a Company officer or director during the period.

Name and Title	Date of Adoption	Termination Date	Maximum Aggregate Number of Securities that may be Sold
Harpreet Rana, *EVP, Chief Financial and Administrative Officer*	November 20, 2025	December 31, 2026	35,358 (1)(2)
Brian J. Fisher, *EVP, Chief Strategy & Development Officer*	December 10, 2025	January 31, 2027	52,810 (1)(3)
Catherine R. Atwood, *SVP, General Counsel, and Secretary*	November 14, 2025	December 31, 2026	9,000
Steven B. Barnette, *VP and Chief Accounting Officer*	December 1, 2025	January 8, 2027	7,132 (1)(4)

(1) The maximum aggregate number of securities that may be sold includes shares of Company common stock that may be withheld by the Company to satisfy income tax withholding and remittance obligations in connection with the net settlement of certain equity awards granted to the officer.

(2) The amount includes (i) the potential sale of up to 17,987 shares of Company common stock plus (ii) the potential exercise of vested stock options and the associated sale of up to 17,371 shares of Company common stock.

(3) The amount includes (i) the potential exercise of vested stock options and the associated sale of up to 28,070 shares of Company common stock, plus (ii) the potential sale of up to 11,762 shares of Company common stock subject to RSAs that vest during the term of the trading arrangement, plus (iii) the potential sale of up to 12,978 PRSUs that vest during the term of the trading arrangement. PRSUs that have not vested and been settled as of February 20, 2026 are assumed to vest at 100% of the target award amount. The actual number of PRSUs that may vest can vary between 0% to 150% of the target award of PRSUs, subject to the achievement of certain performance conditions as set forth in the PRSU award agreement.

(4) The amount includes the potential sale of up to (i) 6,474 shares of Company common stock, plus (ii) 658 shares of Company common stock subject to RSAs that vest during the term of the trading arrangement.

During the three months ended December 31, 2025, none of the Company's officers or directors adopted or terminated a "non-Rule 10b5-1 trading arrangement" (as such term is are defined in Item 408(a) of Regulation S-K).

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.*

Not applicable.

ITEM 10.   *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The information required under this item is incorporated herein by reference to the information presented under the headings "Board of Directors and Corporate Governance Matters—Committees of the Board," "Board of Directors and Corporate Governance Matters—Insider Trading Policy," "Executive Officers," "Stockholder Proposals—Proposal No. 1: Election of Directors," "Delinquent Section 16(a) Reports" (to the extent reported therein), and "Insider Trading Policy" in the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the end of the Company's fiscal year ended December 31, 2025.

Our Board has adopted a Code of Ethics. The Code of Ethics applies to all of our directors, officers, and employees and is posted on the Company's Investor Relations website under the "Governance" tab at *www.regionalmanagement.com*. A stockholder may request a copy of the Code of Ethics by contacting our Corporate Secretary at 979 Batesville Road, Suite B, Greer, SC 29651. To the extent permissible under applicable law, the rules of the SEC, and NYSE listing standards, we intend to disclose on our website any amendment to our Code of Ethics, or any grant of a waiver from a provision of our Code of Ethics, that requires disclosure under applicable law, the rules of the SEC, or NYSE listing standards.

ITEM 11.   *EXECUTIVE COMPENSATION.*

The information required under this item is incorporated herein by reference to the information presented under the headings "Board of Directors and Corporate Governance Matters—Compensation Committee Interlocks and Insider Participation," "Board of Directors and Corporate Governance Matters—Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation Tables," "Summary of Employment Arrangements with Executive Officers," and "Summary of Company Incentive Plans" in the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the end of the Company's fiscal year ended December 31, 2025.

ITEM 12.   *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

The information required under this item is incorporated herein by reference to the information presented under the headings "Other Information—Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation Tables—Equity Compensation Plan Information" in the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the end of the Company's fiscal year ended December 31, 2025.

ITEM 13.   *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

The information required under this item is incorporated herein by reference to the information presented under the headings "Other Information—Certain Relationships and Related Person Transactions," "Board of Directors and Corporate Governance Matters—Board Independence," and "Board of Directors and Corporate Governance Matters—Current Directors and Director Nominees" in the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the end of the Company's fiscal year ended December 31, 2025.

ITEM 14.   *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

The information required under this item is incorporated herein by reference to the information presented under the heading "Stockholder Proposals—Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm" in the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the end of the Company's fiscal year ended December 31, 2025.

Form 10-K

PART IV

ITEM 15. ***EXHIBITS, FINANCIAL STATEMENT SCHEDULES.***

    (a)   The following documents are filed as part of this report:

        (1)   Financial Statements:

            See the "Index to Consolidated Financial Statements" in Part II, Item 8, "Financial Statements and Supplementary Data."

        (2)   Financial Statement Schedules:

            None. Financial statement schedules have been omitted because the required information is included in our consolidated financial statements contained elsewhere in this Annual Report on Form 10-K.

        (3)   Exhibits: The exhibits listed in the following index are filed as a part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File Number	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Regional Management Corp.		8-K	001-35477	3.1	04/02/2012
3.2	Second Amended and Restated Bylaws of Regional Management Corp.		10-Q	001-35477	3.2	05/02/2025
4.1	Indenture, dated July 22, 2021, by and among Regional Management Issuance Trust 2021-2, as issuer, Regional Management Corp., as servicer, Wells Fargo Bank, N.A., as indenture trustee, and Wells Fargo Bank, N.A., as account bank		8-K	001-35477	4.1	07/22/2021
4.2	Indenture, dated October 8, 2021, by and among Regional Management Issuance Trust 2021-3, as issuer, Regional Management Corp., as servicer, Wells Fargo Bank, N.A., as indenture trustee, and Wells Fargo Bank, N.A., as account bank		8-K	001-35477	4.1	10/12/2021
4.3	Indenture, dated February 22, 2022, by and among Regional Management Issuance Trust 2022-1, as issuer, Regional Management Corp., as servicer, and Computershare Trust Company National Association, as indenture trustee		8-K	001-35477	4.1	02/22/2022
4.4	Indenture, dated June 13, 2024, by and among Regional Management Issuance Trust 2024-1, as issuer, Regional Management Corp., as servicer, and Computershare Trust Company, N.A., as indenture trustee		8-K/A	001-35477	4.1	06/20/2024
4.5	Indenture, dated November 26, 2024, by and among Regional Management Issuance Trust 2024-2, as issuer, Regional Management Corp., as servicer, and Computershare Trust Company, N.A., as indenture trustee		8-K	001-35477	4.1	11/27/2024
4.6	Indenture, dated March 31, 2025, by and among Regional Management Issuance Trust 2025-1, as issuer, Regional Management Corp., as servicer, and Computershare Trust Company, N.A., as indenture trustee		8-K	001-35477	4.1	04/02/2025
4.7	Indenture, dated October 23, 2025, by and among Regional Management Issuance Trust 2025-2, as issuer, Regional Management Corp., as servicer, and Computershare Trust Company, N.A., as indenture trustee		8-K	001-35477	4.1	10/29/2025

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File Number	Exhibit	Filing Date
4.8	Description of Securities		10-K	001-35477	4.4	03/16/2020
10.1.1	Cooperation Agreement, dated as of January 26, 2018, by and between Basswood Capital Management, L.L.C. and the Company		8-K	001-35477	10.1	01/29/2018
10.1.2	Letter Agreement, dated November 28, 2022, by and between Regional Management Corp. and Basswood Capital Management, L.L.C.		8-K	001-35477	10.3	11/29/2022
10.2	Loan and Security Agreement, dated as of August 19, 2025, by and among Regional Management Corp. and its subsidiaries named as borrowers therein, the financial institutions named as lenders therein, and Bank of Montreal, as agent		8-K	001-35477	10.1	08/25/2025
10.3.1	Credit Agreement, dated April 19, 2021 by and among Regional Management Receivables IV, LLC, as borrower, Regional Management Corp., as servicer, the lenders and agents from time to time parties thereto, Wells Fargo Bank, National Association as account bank and backup servicer and Wells Fargo Bank, National Association as administration agent		8-K	001-35477	10.2	04/20/2021
10.3.2	Amendment No. 1 to the Credit Agreement, dated as of December 17, 2021, by and among Regional Management Corp., as servicer, Regional Management Receivables IV, LLC, as borrower, Wells Fargo Bank, National Association, as agent and committed lender and Wells Fargo Bank, National Association, as administrative agent		8-K	001-35477	10.3	12/21/2021
10.3.3	Amendment No. 2 to the Credit Agreement, dated as of August 11, 2022, by and among Regional Management Corp., as servicer, Regional Management Receivables IV, LLC, as borrower, Wells Fargo Bank, National Association, as agent and committed lender, and Wells Fargo Bank, National Association, as administrative agent		10-K	001-35477	10.4.3	02/24/2023
10.3.4	Amendment No. 3 to the Credit Agreement, dated as of September 7, 2022, by and among Regional Management Corp., as servicer, Regional Management Receivables IV, LLC, as borrower, Wells Fargo Bank, National Association, as agent and committed lender, and Wells Fargo Bank, National Association, as administrative agent		8-K	001-35477	10.3	09/12/2022
10.3.5	Amendment No. 4 to the Credit Agreement dated as of April 13, 2023, by and among Regional Management Corp., as servicer, Regional Management Receivables IV, LLC, as borrower, the lenders and agents party thereto, Wells Fargo Bank, National Association, as administrative agent, and Wells Fargo Bank, National Association, acting through its Corporate Trust Services division, as account bank and backup servicer		10-Q	001-35477	10.3	08/04/2023
10.3.6	Amendment No. 5 to the Credit Agreement dated as of May 15, 2023, by and among Regional Management Corp., as servicer, Regional Management Receivables IV, LLC, as borrower, the lenders and agents party thereto, Wells Fargo Bank, National		8-K	001-35477	10.1	05/19/2023

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File Number	Exhibit	Filing Date
	Association, as administrative agent, and Wells Fargo Bank, National Association, acting through its Corporate Trust Services division, as account bank and backup servicer					
10.3.7	Omnibus Amendment to Credit Agreement and Account Control Agreement and Consent, dated as of March 29, 2024, by and among Regional Management Corp., as servicer, Regional Management Receivables IV, LLC, as borrower, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank National Association), acting through its Corporate Trust Services division, as account bank and backup servicer		8-K	001-35477	10.1	04/03/2024
10.3.8	Amendment No. 6 to Credit Agreement dated as of May 19, 2025, by and among Regional Management Corp., as servicer, Regional Management Receivables IV, LLC, as borrower, the lenders parties thereto, and Wells Fargo Bank, as administrative agent		8-K	001-35477	10.1	05/21/2025
10.3.9	Amendment No 7 to the Credit Agreement, dated as of August 19, 2025, by and among Regional Management Corp., as servicer, Regional Management Receivables IV, LLC, as borrower, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, acting through its Corporate Trust Services division, including its successors and permitted assigns, as account bank, securities intermediary, and backup servicer		8-K	001-35477	10.2	08/25/2025
10.4.1	Credit Agreement, dated April 28, 2021 by and among Regional Management Receivables V, LLC, as borrower, Regional Management Corp., as servicer, the lenders from time to time parties thereto, Wells Fargo Bank, National Association as account bank and backup servicer and JPMorgan Chase Bank, N.A. as administration agent		8-K	001-35477	10.1	04/29/2021
10.4.2	Amendment No.1 to the Credit Agreement, dated as of December 17, 2021, by and among Regional Management Corp., as servicer, Regional Management Receivables V, LLC, as borrower, the lenders from time to time parties thereto, Wells Fargo Bank, National Association, acting as its corporate trust services division, including its successors and permitted assigns, as account bank and backup servicer, and JPMorgan Chase Bank, N.A., as administrative agent		8-K	001-35477	10.4	12/21/2021
10.4.3	Amendment No. 2 to the Credit Agreement, dated as of August 11, 2022, by and among Regional Management Corp., as servicer, Regional Management Receivables V, LLC, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Wells Fargo, National Association, acting as its corporate trust services division, as account bank and backup servicer		10-K	001-35477	10.5.3	02/24/2023
10.4.4	Amendment No. 3 to the Credit Agreement, dated as of September 30, 2022, by and among Regional Management Corp.,		10-K	001-35477	10.5.4	02/24/2023

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Form	File Number	Exhibit	Filing Date
	as servicer, Regional Management Receivables V, LLC, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Wells Fargo, National Association, acting as its corporate trust services division, as account bank and backup servicer					
10.4.5	Amendment No. 4 to the Credit Agreement, dated as of November 22, 2022, by and among Regional Management Corp., as servicer, Regional Management Receivables V, LLC, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Wells Fargo, National Association, acting as its corporate trust services division, as account bank and backup servicer		8-K	001-35477	10.2	11/29/2022
10.4.6	Amendment No. 5 to the Credit Agreement, dated as of March 29, 2024, by and among Regional Management Corp., as servicer, Regional Management Receivables V, LLC, as borrower, the lenders from time to time parties thereto, Wells Fargo Bank, National Association, acting through its Corporate Trust Services division, including its successors and permitted assigns, as account bank and backup servicer, and JPMorgan Chase Bank, N.A., as administrative agent		8-K	001-35477	10.2	04/03/2024
10.4.7	Amendment No. 6 to the Credit Agreement, dated as of November 25, 2024, by and among Regional Management Corp., as servicer, Regional Management Receivables V, LLC, as borrower, the lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Computershare Trust Company, National Association, as successor by merger to Wells Fargo Bank, National Association, acting through its Corporate Trust Services division, including its successors and permitted assigns, as account bank and backup servicer		8-K	001-35477	10.1	11/27/2024
10.4.8	Amendment No. 7 to the Credit Agreement, dated as of August 19, 2025, by and among Regional Management Corp., as servicer, Regional Management Receivables V, LLC, as borrower, the lenders from time to time parties thereto, Wells Fargo Bank, National Association, acting through its Corporate Trust Services division, including its successors and permitted assigns, as account bank and backup servicer, and JPMorgan Chase Bank, N.A., as administrative agent		8-K	001-35477	10.3	08/25/2025
10.5.1	Credit Agreement, dated as of February 2, 2023, by and among Regional Management Corp., as servicer, Regional Management Receivables VI, LLC, as borrower, the lenders and agents parties thereto, Regions Bank, as administrative agent, and Computershare Trust Company, N.A., as securities intermediary and backup servicer		8-K	001-35477	10.1	02/08/2023
10.5.2	First Amendment to Credit Agreement and Consent, dated as of March 29, 2024, by and among Regional Management Corp., as servicer, Regional Management Receivables VI, LLC, as borrower, the lenders parties thereto, and Regions Bank, as administrative agent		8-K	001-35477	10.3	04/03/2024

Form 10-K

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File Number	Exhibit	Filing Date
10.5.3	Second Amendment to Credit Agreement and Consent dated as of January 31, 2025, by and among Regional Management Corp., as servicer, Regional Management Receivables VI, LLC, as borrower, the lenders parties thereto, and Regions Bank, as administrative agent		8-K	001-35477	10.1	02/05/2025
10.5.4	Third Amendment to Credit Agreement, dated as of August 19, 2025, by and among Regional Management Corp., as servicer, Regional Management Receivables VI, LLC, as borrower, the lenders parties thereto, and Regions Bank, as administrative agent and securities intermediary and Computershare Trust Company, N.A. as resigning securities intermediary		8-K	001-35477	10.4	08/25/2025
10.6.1	Credit Agreement, dated as of April 3, 2023, by and among Regional Management Corp., as servicer, Regional Management Receivables VII, LLC, as borrower, the lenders and agents parties thereto, BMO Capital Markets Corp., as administrative agent, and Computershare Trust Company, N.A., as securities intermediary and backup servicer		8-K	001-35477	10.1	04/06/2023
10.6.2	First Amendment to Credit Agreement and Consent, dated as of March 29, 2024, by and among Regional Management Corp., as servicer, Regional Management Receivables VII, LLC, as borrower, the lenders parties thereto, and BMO Capital Markets Corp., as administrative agent		8-K	001-37547	10.4	04/03/2024
10.6.3	Second Amendment to Credit Agreement and Consent, dated as of October 3, 2024, by and among Regional Management Corp., as servicer, Regional Management Receivables VII, LLC, as borrower, the Bank of Montreal, as the committed lender, and BMO Capital Markets Corp., as administrative agent.		8-K	001-35477	10.1	10/08/2024
10.6.4	Third Amendment to Credit Agreement, dated as of August 19, 2025, by and among Regional Management Corp., as servicer, Regional Management Receivables VII, LLC, as borrower, the lenders parties thereto, and BMO Capital Markets Corp., as administrative agent		8-K	001-35477	10.5	08/25/2025
10.7	Sale and Servicing Agreement, dated July 22, 2021, by and among Regional Management Receivables III, LLC, as depositor, Regional Management Corp., as servicer, the subservicers party thereto, Regional Management Issuance Trust 2021-2, as issuer, and Regional Management North Carolina Receivables Trust, acting thereunder solely with respect to the 2021-2A SUBI		8-K	001-35477	10.1	07/22/2021
10.8	Sale and Servicing Agreement, dated October 8, 2021, by and among Regional Management Receivables III, LLC, as depositor, Regional Management Corp., as servicer, the subservicers party thereto, and Regional Management Issuance Trust 2021-3, as issuer		8-K	001-35477	10.1	10/12/2021

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File Number	Exhibit	Filing Date
10.9	Sale and Servicing Agreement, dated February 22, 2022, by and among Regional Management Receivables III, LLC, as depositor, Regional Management Corp., as servicer, the subservicers party thereto, Regional Management Issuance Trust 2022-1, as issuer, and Regional Management North Carolina Receivables Trust, acting thereunder solely with respect to the 2022-1A SUBI		8-K	001-35477	10.1	02/22/2022
10.10	Sale and Servicing Agreement, dated June 13, 2024, by and among Regional Management Receivables III, LLC, as depositor, Regional Management Corp., as servicer, the subservicers party thereto, Regional Management Issuance Trust 2024-1, as issuer, and Regional Management North Carolina Receivables Trust, acting thereunder solely with respect to the 2024-1A SUBI		8-K/A	001-35477	10.2	06/20/2024
10.11	Sale and Servicing Agreement, dated November 26, 2024, by and among Regional Management Receivables III, LLC, as depositor, Regional Management Corp., as servicer, the subservicers party thereto, Regional Management Issuance Trust 2024-2, as issuer, and Regional Management North Carolina Receivables Trust, acting thereunder solely with respect to the 2024-2A SUBI		8-K	001-35477	10.2	11/27/2024
10.12	Sale and Servicing Agreement, dated March 31, 2025, by and among Regional Management Receivables III, LLC, as depositor, Regional Management Corp., as servicer, the subservicers party thereto, Regional Management Issuance Trust 2025-1, as issuer, and Regional Management North Carolina Receivables Trust, acting thereunder solely with respect to the 2025-1A SUBI		8-K	001-35477	10.1	04/02/2025
10.13	Sale and Servicing Agreement, dated October 23, 2025, by and among Regional Management Receivables III, LLC, as depositor, Regional Management Corp., as servicer, the subservicers party thereto, Regional Management Issuance Trust 2025-2, as issuer, and Regional Management North Carolina Receivables Trust, acting thereunder solely with respect to the 2025-2A SUBI		8-K	001-35477	10.1	10/29/2025
10.14.1†	Regional Management Corp. 2015 Long-Term Incentive Plan (As Amended and Restated Effective May 20, 2021)		8-K	001-35477	10.1	05/21/2021
10.14.2†	Declaration of Amendment to Regional Management Corp. 2015 Long-Term Incentive Plan (As Amended and Restated Effective May 20, 2021)		10-Q	001-35477	10.1	05/06/2022
10.14.3†	Form of Nonqualified Stock Option Agreement under the 2015 Long-Term Incentive Plan (form for grants prior to April 27, 2017)		8-K	001-35477	10.3	04/28/2015
10.14.4†	Form of Nonqualified Stock Option Agreement under the 2015 Long-Term Incentive Plan (form for grants on or after April 27, 2017)		8-K	001-35477	10.2	05/02/2017
10.14.5†	Form of Performance-Contingent Restricted Stock Unit Award Agreement under the 2015 Long-Term Incentive Plan		8-K	001-35477	10.3	05/02/2017
10.14.6†	Form of Cash-Settled Performance Unit Award Agreement under the 2015 Long-Term Incentive Plan		8-K	001-35477	10.4	05/02/2017
10.14.7†	Form of Restricted Stock Award Agreement under the 2015 Long-Term Incentive Plan		8-K	001-35477	10.5	05/02/2017

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File Number	Exhibit	Filing Date
10.14.8†	Form of Stock Award Agreement under the 2015 Long-Term Incentive Plan		8-K	001-35477	10.6	05/02/2017
10.14.9†	Form of Performance Restricted Stock Unit Award Agreement		8-K	001-35477	10.1	02/18/2022
10.15.1†	Regional Management Corp. 2024 Long-Term incentive Plan		8-K	001-35477	10.1	05/20/2024
10.15.2†	Form of Nonqualified Stock Option Agreement under the 2024 Long-Term Incentive Plan		10-Q	001-35477	10.2	08/02/2024
10.15.3†	Form of Restricted Stock Award Agreement under the 2024 Long-Term Incentive Plan		10-Q	001-35477	10.3	08/02/2024
10.15.4†	Form of Restricted Stock Unit Award Agreement under the 2024 Long-Term Incentive Plan		10-Q	001-35477	10.4	08/02/2024
10.15.5†	Form of Performance Restricted Stock Unit Award Agreement under the 2024 Long-Term Incentive Plan		10-Q	001-35477	10.5	08/02/2024
10.15.6†	Form of Stock Award Agreement under the 2024 Long-Term Incentive Plan		10-Q	001-35477	10.6	08/02/2024
10.16†	Regional Management Corp. Annual Incentive Plan		10-Q	001-35477	10.7	08/02/2024
10.17†	Summary of Non-Employee Director Compensation Program		10-K	001-35477	10.16	03/04/2022
10.18†	Regional Management Corp. Executive Severance and Change in Control Plan (as Amended and Restated effective October 30, 2025)		8-K	001-35477	10.3	11/05/2025
10.19†	Form of Retention Award Agreement		8-K	001-35477	10.1	03/13/2015
10.20†	Offer Letter, dated October 30, 2025, between Lakhbir S. Lamba and Regional Management Corp.		8-K	001-35477	10.1	11/05/2025
10.21†	Letter Agreement, dated October 30, 2025, between Robert W. Beck and Regional Management Corp.		8-K	001-35477	10.2	11/05/2025
10.22†	Form of Restricted Stock Award Agreement (Inducement Grant)		S-8	001-35477	4.3	11/10/2025
10.23†	Form of Performance Restricted Stock Unit Award Agreement (Inducement Grant)		S-8	001-35477	4.4	11/10/2025
19.1	Regional Management Corp. Insider Trading Policy		10-K	001-35477	19.1	02/21/2025
21.1	Subsidiaries of Regional Management Corp.	X				
23.1	Consent of Deloitte & Touche LLP	X				
31.1	Rule 13a-14(a) / 15(d)-14(a) Certification of Principal Executive Officer	X				
31.2	Rule 13a-14(a) / 15(d)-14(a) Certification of Principal Financial Officer	X				
32.1	Section 1350 Certifications	X				
97.1	Regional Management Corp. Dodd-Frank Act Compensation Recoupment (Clawback) Policy		10-K	001-35477	97.1	02/22/2024

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File Number	Exhibit	Filing Date
101.INS	XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents					
104	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Inline XBRL document contained in Exhibit 101					

†   Indicates a management contract or a compensatory plan, contract, or arrangement.

ITEM 16.   *FORM 10-K SUMMARY.*

None.

Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Regional Management Corp.

Date: February 20, 2026

/s/ Lakhbir S. Lamba
Lakhbir S. Lamba
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lakhbir S. Lamba and Harpreet Rana, and each of them, jointly and severally, as true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents or any of them, or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 20, 2026.

/s/ Lakhbir S. Lamba	Name:	Lakhbir S. Lamba
	Title:	President, Chief Executive Officer, and Director (principal executive officer)
/s/ Harpreet Rana	Name:	Harpreet Rana
	Title:	Executive Vice President and Chief Financial and Administrative Officer (principal financial officer)
/s/ Steven B. Barnette	Name:	Steven B. Barnette
	Title:	Vice President and Chief Accounting Officer (principal accounting officer)
/s/ Carlos Palomares	Name:	Carlos Palomares
	Title:	Chair of the Board of Directors
/s/ Julie Booth	Name:	Julie Booth
	Title:	Director
/s/ Jonathan D. Brown	Name:	Jonathan D. Brown
	Title:	Director
/s/ Roel C. Campos	Name:	Roel C. Campos
	Title:	Director
/s/ Maria Contreras-Sweet	Name:	Maria Contreras-Sweet
	Title:	Director
/s/ Michael R. Dunn	Name:	Michael R. Dunn
	Title:	Director
/s/ Steven J. Freiberg	Name:	Steven J. Freiberg
	Title:	Director
/s/ Sandra K. Johnson, Ph.D.	Name:	Sandra K. Johnson, Ph.D.
	Title:	Director



**Notice of 2026 Annual Meeting of Stockholders
and Proxy Statement**



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 14, 2026

To the Stockholders of Regional Management Corp.:

We hereby give notice that the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of Regional Management Corp. will be held exclusively online via the internet on May 14, 2026, at 1:00 p.m. Eastern Daylight Time. The purposes of the meeting are as follows:

(1) To elect the nine nominees named in the accompanying Proxy Statement to serve as members of our Board of Directors until the next annual meeting of stockholders or until their successors are elected and qualified;

(2) To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

(3) To re-approve the Regional Management Corp. 2024 Long-Term Incentive Plan (as amended and restated effective as of May 14, 2026);

(4) To hold an advisory vote to approve executive compensation; and

(5) To transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

We began mailing this Notice of Annual Meeting of Stockholders and our Proxy Statement to stockholders on or about April 9, 2026. Only stockholders whose names appear of record on our books at the close of business on April 2, 2026 will be entitled to notice of and to vote at the Annual Meeting or at any adjournments thereof.

We have once again determined that the Annual Meeting will be held in a virtual meeting format only, via the internet, with no physical in-person meeting. If you plan to participate in the virtual meeting, please see "General Information and Frequently Asked Questions" in this Proxy Statement. Stockholders will be able to attend, vote, and submit questions (both before, and during a designated portion of, the meeting) from any location via the internet. The Annual Meeting will be presented exclusively online at *www.virtualshareholdermeeting.com/RM2026*. You will be able to attend the Annual Meeting online, vote your shares electronically, and submit your questions to management during the Annual Meeting by visiting *www.virtualshareholdermeeting.com/RM2026*.

To participate in the Annual Meeting (e.g., submit questions and/or vote), you will need the control number provided on your proxy card or voting instruction form. If you are not a stockholder or do not have a control number, you may still access the Annual Meeting as a guest, but you will not be able to participate.

Your vote is important. Whether or not you plan to attend the virtual Annual Meeting, you are urged to cast your vote promptly in order to assure representation of your shares at the meeting and so that a quorum may be established. In advance of the Annual Meeting, you may vote by internet or by mail. If you attend the virtual Annual Meeting, you may revoke your proxy and vote your shares electronically during the meeting.

 To vote by internet prior to the meeting, please visit *www.proxyvote.com*. Have the enclosed proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

 To vote by mail, please complete, date, and sign the enclosed proxy card, and mail it in the enclosed envelope. No postage need be affixed if the proxy card is mailed in the United States.

On behalf of our Board of Directors and our management team, we thank you for your interest in Regional Management Corp. and for your participation in the Annual Meeting.

By Order of the Board of Directors

Catherine R. Atwood
SVP, General Counsel, and Secretary

Greer, South Carolina
April 9, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 14, 2026: The Notice of Annual Meeting of Stockholders, Proxy Statement, and Annual Report on Form 10-K are available free of charge at *https://materials.proxyvote.com/75902K* and on our Investor Relations website at *www.regionalmanagement.com*.



PROXY STATEMENT
2026 Annual Meeting of Stockholders

TABLE OF CONTENTS



REGIONAL MANAGEMENT CORP.
979 Batesville Road, Suite B
Greer, South Carolina 29651

PROXY STATEMENT

For the Annual Meeting of Stockholders to Be Held on May 14, 2026

Important Notice Regarding the Availability of Proxy Materials
for the Stockholder Meeting to Be Held on May 14, 2026:

The Notice of Annual Meeting of Stockholders, Proxy Statement, and Annual Report on Form 10-K are available free of charge at
***https://materials.proxyvote.com/75902K* and on the Investor Relations website of Regional Management Corp. at**
www.regionalmanagement.com.

April 9, 2026

2026 PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. It does not contain all of the information that you should consider. You should read the entire Proxy Statement carefully before voting.

<u>**Annual Meeting of Stockholders**</u>

Date:	May 14, 2026
Time:	1:00 p.m. Eastern Daylight Time
Access:	Virtually via the internet at *www.virtualshareholdermeeting.com/RM2026*. Instructions as to how you may attend and participate in the virtual Annual Meeting are set forth in the Proxy Statement under "General Information and Frequently Asked Questions – How do I attend and participate in the Annual Meeting online?"
Record Date:	April 2, 2026
Voting:	Stockholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each other proposal. Stockholders may vote by proxy or electronically during the virtual Annual Meeting by visiting *www.virtualshareholdermeeting.com/RM2026*. Instructions as to how you may cast your vote are found on the accompanying proxy card and are set forth in the Proxy Statement under "General Information and Frequently Asked Questions – How do I vote?"
Proxy Materials:	The Proxy Statement and the accompanying proxy card are first being mailed on or about April 9, 2026 to the stockholders of Regional Management Corp.

<u>**Meeting Agenda**</u>

Proposal	Board Vote Recommendation	Page Reference (for more detail)
Election of nine directors	FOR ALL	57
Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026	FOR	57
Re-approval of the Regional Management Corp. 2024 Long-Term Incentive Plan (as amended and restated effective as of May 14, 2026)	FOR	58
Advisory vote to approve executive compensation	FOR	69
Transact other business as may properly come before the meeting		

Election of Director Nominees

The following table provides summary information about each director nominee. The nominees receiving a plurality of the votes cast at the meeting will be elected as directors.

Name	Director Since	Experience/Qualifications	Independent	Committees			
				AC	HRCC	CGN	RC
Carlos Palomares, Chair of the Board	2012	Financial Services Industry, Leadership, Credit Risk, Corporate Finance, Executive Compensation, Accounting, Risk Management	✓	✓	✓		
Julie Booth	2025	Financial Services Industry, Leadership, Credit Risk, Corporate Finance, Accounting, Risk Management, Investor Relations	✓	✓			
Jonathan D. Brown	2018	Financial Services Industry, Capital Allocation, M&A, Corporate Governance, Investor Relations	✓				✓
Roel C. Campos	2012	Leadership, Cybersecurity, Corporate Governance, Government Affairs, Securities Compliance, Regulatory	✓	C		✓	
Maria Contreras-Sweet	2018	Financial Services Industry, Leadership, Corporate Finance, Technology/Innovation, Corporate Governance, Regulatory, Public Relations, Government Affairs	✓		✓	C	
Michael R. Dunn	2014	Financial Services Industry, Leadership, Credit Risk, Corporate Finance, M&A, Risk Management, Investor Relations					C
Steven J. Freiberg	2014	Financial Services Industry, Leadership, Credit Risk, Corporate Finance, Marketing, M&A, Executive Compensation, Technology/Innovation, Risk Management, Investor Relations	✓	✓	C		
Sandra K. Johnson	2020	Financial Services Industry, Leadership, Information Technology, Cybersecurity, Blockchain Technology, Technology/Innovation, Entrepreneurship	✓			✓	✓
Lakhbir S. Lamba	2025	Financial Services Industry, Leadership, Information Technology, Technology/Innovation, Credit Risk, Corporate Finance, Risk Management					

AC = Audit Committee HRCC = Human Resources and Compensation Committee CGN = Corporate Governance and Nominating Committee RC = Risk Committee C = Committee Chair

Ratification of Independent Registered Public Accounting Firm

As a matter of good corporate governance, we are asking our stockholders to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.

Re-Approval of the Regional Management Corp. 2024 Long-Term Incentive Plan

We are proposing that our stockholders re-approve the Regional Management Corp. 2024 Long-Term Incentive Plan (as amended and restated effective as of May 14, 2026) (the "2024 Plan") to, among other things, increase the number of shares of stock that may be issued under the 2024 Plan. We believe that our long-term incentive compensation program, currently implemented under the 2024 Plan, allows us to compete with comparable companies in our industry in order to attract and retain talented individuals who contribute to our long-term success. We also believe that the 2024 Plan effectively provides substantial incentive to achieve our business objectives and build stockholder value, thereby aligning the interests of plan participants with the interests of our stockholders. Approval of the amended and restated 2024 Plan should provide us with the continued flexibility needed to use equity compensation and other incentive awards to attract, retain, and motivate talented employees, directors, and consultants who are important to our long-term growth and success.

The following "best practices" are integrated into the 2024 Plan, as amended and restated:

✓ Limitation on Shares Issued	✓ No "Evergreen" Provision or Liberal Share Recycling
✓ No Discounted Stock Options or Stock Appreciation Rights ("SARs") and Limit on Option and SAR Terms	✓ No Stock Option or SAR Re-Pricings Without Stockholder Approval
✓ Robust Minimum Vesting and Award Practices	✓ Prudent Change of Control Provisions
✓ No Dividends or Dividend Equivalents on Unvested Awards	✓ Efficient Use of Equity
✓ Reasonable Plan Duration	✓ Administered by Independent Committee

Advisory Vote to Approve Executive Compensation

As required by Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are providing our stockholders with the opportunity to vote on a non-binding advisory resolution to approve the compensation of our named executive officers (commonly known as a "say-on-pay vote").

2025 Compensation-Related Highlights

- ✓ **Continued alignment of executive pay with company performance**:
    - o **2025 incentives were largely performance-contingent**, with long-term incentive awards roughly one-half performance-contingent and short-term incentive awards entirely performance-contingent
    - o **Revised long-term incentive program** for performance-contingent awards as a result of stockholder feedback
    - o **Performance goals were rigorous** and were based primarily on objective, quantitative criteria
- ✓ **Maintained competitive compensation and incentive program target opportunities** for our executives in order to continue to align their overall compensation with the market for executive talent
- ✓ **Set our short-term incentive plan** to provide upside opportunity if performance goals are exceeded, while paying low or no bonus amounts if goals are not achieved
- ✓ **Granted long-term incentives**, which include a significant portion that is contingent upon the achievement of rigorous and clearly-defined performance measures, to named executive officers and other key contributors, effectively aligning such individuals' interests with the long-term interests of our stockholders

Compensation Program "Best Practices" Summary

✓ Compensation program designed to closely align pay with performance	✓ Formalized clawback policies
	✓ Double-trigger change in control provisions
✓ Significant share ownership guidelines for executives (5x base salary for CEO, 2x for other executive officers)	✓ Prohibition against hedging and pledging
✓ Significant share ownership guidelines for directors (5x annual cash retainer)	✓ No re-pricing of stock options or SARs without stockholder approval
✓ Significant portion of compensation is variable and/or performance-based and subject to payment thresholds and maximums	✓ Annual risk assessment of compensation policies to ensure programs are not reasonably likely to have a material adverse effect on the company
✓ No excessive perquisites	✓ Independent Compensation Committee
✓ No excise tax gross-ups	✓ Independent compensation consultant

Fiscal 2025 Compensation Summary

The following table sets forth the cash and other compensation that we paid to our named executive officers or that was otherwise earned by our named executive officers during 2025. See the Summary Compensation Table of the Proxy Statement for additional information.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Lakhbir S. Lamba(1) President and Chief Executive Officer	78,356	150,000	349,973	—	8,923	**587,252**
Robert W. Beck, Former President and Chief Executive Officer	680,000	—	2,999,995	1,021,020	123,394	**4,824,409**
Harpreet Rana, Executive Vice President and Chief Financial and Administrative Officer	435,000	—	989,968	435,435	48,629	**1,909,032**
Brian J. Fisher, Executive Vice President and Chief Strategy and Development Officer	412,000	—	334,991	412,412	37,905	**1,197,308**
Manish Parmar, Executive Vice President and Chief Credit Risk Officer	363,000	—	449,976	363,363	39,199	**1,215,538**
Catherine R. Atwood, Senior Vice President, General Counsel, and Secretary	372,000	—	439,982	372,372	34,880	**1,219,234**

_____

(1) Mr. Lamba was appointed as President and Chief Executive Officer effective as of November 10, 2025 following Mr. Beck's resignation as President and Chief Executive Officer effective on the same date.

Note: The amounts shown in the Non-Equity Incentive Plan Compensation column represent performance-based annual cash awards earned in 2025. The amounts shown in the Stock Awards column reflect the aggregate grant date fair value of equity awards granted in 2025.

2027 Annual Meeting of Stockholders

- Stockholder proposals submitted pursuant to SEC Rule 14a-8 must be received by us no later than December 10, 2026.

- Notice of stockholder proposals outside of SEC Rule 14a-8, including director nominations pursuant to Rule 14a-19 under the Exchange Act, must comply with the procedures in our Second Amended and Restated Bylaws (the "Bylaws") and be delivered to us not earlier than January 14, 2027 and not later than February 13, 2027.

GENERAL INFORMATION AND
FREQUENTLY ASKED QUESTIONS

This proxy statement (the "Proxy Statement") and the accompanying proxy card are first being sent on or about April 9, 2026, to the stockholders of Regional Management Corp., a Delaware corporation ("Regional," the "Company," "we," "us," and "our"), in connection with the solicitation of proxies by our Board of Directors (the "Board") for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on May 14, 2026, at 1:00 p.m. Eastern Daylight Time and any postponement or adjournment thereof. Our Annual Report on Form 10-K, containing financial statements for the fiscal year ended December 31, 2025, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting.

Why did I receive a proxy card and Proxy Statement?

As a stockholder of record on April 2, 2026, you are entitled to vote at the Annual Meeting. The accompanying proxy card is for use at the Annual Meeting if a stockholder either will be unable to attend virtually on May 14, 2026 or will attend virtually but wishes to vote by proxy in advance of the Annual Meeting. Even if you plan to attend the virtual Annual Meeting, you are encouraged to vote by proxy in advance. Instructions as to how you may cast your vote by proxy are found on the proxy card. If you attend the virtual Annual Meeting, you may revoke your proxy and vote your shares electronically during the virtual Annual Meeting.

The proxy card is solicited by mail by and on behalf of the Board, and the cost of soliciting proxies will be borne by us. In addition to solicitations by mail, proxies may be solicited in person, by telephone, or via the internet by our directors and officers who will not receive additional compensation for such services. We will request banks, brokerage houses, and other institutions, nominees, and fiduciaries to forward the soliciting material to beneficial owners and to obtain authorization for the execution of proxies. We will, upon request, reimburse these parties for their reasonable expenses in forwarding proxy materials to our beneficial owners.

How do I attend and participate in the Annual Meeting online?

We will host the Annual Meeting exclusively live online. Any stockholder can attend the Annual Meeting live online at *www.virtualshareholdermeeting.com/RM2026*. To enter the Annual Meeting, you will need to log in with the control number provided on your proxy card or voting instruction form. Once you are logged in to the Annual Meeting, instructions on how to participate, including how to submit questions and vote during the meeting, will be provided at *www.virtualshareholdermeeting.com/RM2026*. If you are not a stockholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to participate. We are committed to ensuring that our stockholders have the same rights and opportunities to participate in the Annual Meeting as if it had been held in a physical location. If you have questions about accessing the website for the virtual Annual Meeting, please contact the Company's Corporate Secretary by sending an email to investor.relations@regionalmanagement.com or calling (864) 448-7000 by May 11, 2026. If you encounter any technical difficulties with the log-in process or during the Annual Meeting, please call the technical support number that will be posted on the virtual Annual Meeting website.

The virtual meeting platform is fully supported across browsers (Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and mobile phones) running the most updated version of applicable software and plugins. Stockholders (or their authorized representatives) should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. Stockholders (or their authorized representatives) should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

What is the purpose of the Annual Meeting?

The purpose of the Annual Meeting is:

(i)   to elect the nine nominees named in the Proxy Statement to serve as members of the Board until the next annual meeting of stockholders or until their successors are elected and qualified;

(ii)   to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

(iii)   to re-approve the Regional Management Corp. 2024 Long-Term Incentive Plan (as amended and restated effective as of May 14, 2026);

(iv)   to hold an advisory vote to approve executive compensation; and

(v)   to transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

Who is entitled to vote?

Only stockholders of record at the close of business on April 2, 2026 (the "Record Date"), will be entitled to receive notice of and to vote at the Annual Meeting. As of the Record Date, 9,329,776 shares of our common stock, $0.10 par value per share, were outstanding. The holders of common stock are entitled to one vote per share for each director nominee and to one vote per share on any other proposal presented at the Annual Meeting.

Brokers that are members of certain securities exchanges and that hold shares of our common stock in "street name" on behalf of beneficial owners have authority to vote on certain items when they have not received instructions from beneficial owners. Under the New York Stock Exchange (the "NYSE") rules and regulations governing such brokers, the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm is considered a "discretionary" item. This means that brokers may vote in their discretion on this proposal on behalf of beneficial owners who have not furnished voting instructions. In contrast, certain items are considered "non-discretionary," and a "broker non-vote" occurs when a broker or other nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, with respect to such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. The proposals to elect directors, to re-approve the Regional Management Corp. 2024 Long-Term Incentive Plan (as amended and restated effective as of May 14, 2026), and to approve executive compensation are considered "non-discretionary," and therefore, brokers cannot vote your shares on these proposals when they do not receive voting instructions from you.

What constitutes a quorum?

The representation, virtually or by proxy, of at least a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions, and "broker non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the Annual Meeting but do not represent votes cast. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of determining whether there is a quorum at the meeting.

Can I ask questions at the virtual Annual Meeting?

Stockholders as of the Record Date who attend and participate in our virtual Annual Meeting at *www.virtualshareholdermeeting.com/RM2026* will have an opportunity to submit questions about topics of importance to the Company's business and affairs live via the internet during a designated portion of the meeting. Instructions for submitting questions during the virtual Annual Meeting will be available at *www.virtualshareholdermeeting.com/RM2026*. Stockholders may also submit a question in advance of the Annual Meeting at *www.proxyvote.com*. In both cases, stockholders must have available their control number provided on their proxy card or voting instruction form. All questions from stockholders that are pertinent to Annual Meeting matters will be answered during the meeting, subject to time limitations.

How do I vote?

Stockholders may vote by proxy or by attending the virtual Annual Meeting online and voting electronically during the Annual Meeting. Instructions as to how you may cast your vote by proxy are set forth below and are found on the accompanying proxy card.

Vote by Internet:

Before the Meeting – Go to **www.proxyvote.com**

Use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Daylight Time on May 13, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During the Meeting – Go to **www.virtualshareholdermeeting.com/RM2026**

You may attend the meeting via the internet and vote electronically during the meeting. Have your proxy card in hand when you access the website, and follow the instructions.

Vote by Mail: Mark, sign, and date your proxy card and promptly return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Will other matters be voted on at the Annual Meeting?

Aside from the four proposals described above, the Board knows of no other matters to be presented at the Annual Meeting. If any other matter should be presented at the Annual Meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board will be voted with respect thereto in accordance with the best judgment of the persons named as proxy holders and attorneys-in-fact in the proxies.

May I revoke my proxy instructions?

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted at the Annual Meeting. Proxies may be revoked by (i) filing with our Corporate Secretary, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy; (ii) duly completing a later-dated proxy card relating to the same shares and delivering it to our Corporate Secretary before the taking of the vote at the Annual Meeting; or (iii) attending the virtual Annual Meeting and voting electronically (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Regional Management Corp., 979 Batesville Road, Suite B, Greer, South Carolina 29651, Attention: Corporate Secretary, before the taking of the vote at the Annual Meeting.

How many votes are required to approve each proposal?

With respect to the proposal to elect directors (Proposal No. 1), the nine nominees receiving the highest number of affirmative votes of the shares present, virtually or represented by proxy, and entitled to vote at the Annual Meeting shall be elected as directors. Votes withheld, abstentions, and "broker non-votes" will have no effect on the election of directors (Proposal No. 1). Regarding the proposals to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal No. 2) and re-approve the Regional Management Corp. 2024 Long-Term Incentive Plan (as amended and restated effective as of May 14, 2026) (Proposal No. 3), an affirmative vote of a majority of the shares present, virtually or represented by proxy, and voting on such matter is required for approval of each proposal. Likewise, the compensation of executive officers (Proposal No. 4) will be approved, on an advisory basis, if a majority of the shares present, virtually or represented by proxy, and voting on such matter is cast in favor of the proposal. Abstentions are not counted as votes cast for Proposals No. 2, No. 3, and No. 4 and will therefore have no effect on these proposals. As Proposal No. 2 is considered "discretionary," there will be no "broker non-votes," and brokers may vote in their discretion on behalf of beneficial owners who have not furnished voting instructions. As Proposals No. 3 and No. 4 are considered "non-discretionary," "broker non-votes" are not counted as votes cast and will have no effect on these proposals. Virtual attendance at our Annual Meeting constitutes presence for purposes of the vote required under our Bylaws.

Because your vote on Proposal No. 4 is advisory, it will not be binding on us, our Board, or our Human Resources and Compensation Committee (the "Compensation Committee"). However, the Board and the Compensation Committee will consider the outcome of this vote when making future compensation decisions for our executive officers.

The persons named as proxy holders and attorneys-in-fact in the proxy card, Lakhbir S. Lamba and Catherine R. Atwood, were selected by the Board and are officers of the Company. All properly executed proxy cards returned in time to be counted at the Annual Meeting will be voted by such persons at the Annual Meeting. Where a choice has been specified on the proxy card with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such shares will be voted "FOR" the election of all director nominees, "FOR" the ratification of the appointment of our independent registered public accounting firm, "FOR" the re-approval of the Regional Management Corp. 2024 Long-Term Incentive Plan (as amended and restated effective as of May 14, 2026), and "FOR" the advisory approval of executive compensation.

How can I correspond directly with Regional Management Corp.?

The address of our principal executive office is 979 Batesville Road, Suite B, Greer, South Carolina 29651, and our telephone number is (864) 448-7000. In addition, any person interested in communicating directly with the Chair of our Board or with any other Board member may address such communication to our Corporate Secretary, 979 Batesville Road, Suite B, Greer, South Carolina 29651, who will forward such communication to the appropriate party.

BOARD OF DIRECTORS AND
CORPORATE GOVERNANCE MATTERS

The Board is responsible for directing and overseeing the management of our business and affairs in a manner consistent with the best interests of the Company and its stockholders. The Board has implemented written Corporate Governance Guidelines designed to assist it in fulfilling its duties and responsibilities. The Corporate Governance Guidelines address a number of matters applicable to directors, including Board composition, structure, and policies; director qualification standards; Board meetings; committees of the Board; roles and expectations of the Board and its directors; director compensation; management succession planning; and other matters. These Corporate Governance Guidelines are available on our Investor Relations website at *www.regionalmanagement.com*. A stockholder may request a copy of the Corporate Governance Guidelines by contacting our Corporate Secretary at 979 Batesville Road, Suite B, Greer, South Carolina 29651. References to our website in this Proxy Statement are inactive textual references only, and the contents of our website are not incorporated by reference into this Proxy Statement for any purpose.

Director Qualifications

Our Corporate Governance and Nominating Committee (the "Nominating Committee") is responsible for reviewing the qualifications of potential director candidates and recommending to the Board those candidates to be nominated for election to the Board. The Nominating Committee considers minimum individual qualifications, including relevant career experience, strength of character, mature judgment, familiarity with our business and industry, independence of thought, and an ability to work collegially with the other members of the Board, and all other factors it considers appropriate, which may include age, diversity of experience, existing commitments to other businesses, potential conflicts of interest with other pursuits, legal considerations (such as antitrust issues), corporate governance background, financial and accounting background, executive compensation background, and the size, composition, and combined expertise of the existing Board. The Board and the Nominating Committee monitor the mix of specific experience, qualifications, and skills of the Company's directors in order to ensure that the Board, as a whole, has the necessary tools to perform its oversight function effectively in light of our business and structure. Stockholders may also nominate directors for election at our annual stockholders' meeting by following the provisions set forth in our Bylaws, and in such a case, the Nominating Committee will consider the qualifications of directors proposed by stockholders. The Board maintains, and periodically reviews, a Board Diversity Policy (the "Diversity Policy"), a copy of which is available on our Investor Relations website at *www.regionalmanagement.com*. The Diversity Policy establishes the Board's approach to achieving and maintaining diversity on the Board. The Board and the Nominating Committee implement the Diversity Policy by maintaining a director candidate list comprised of individuals qualified to fill openings on the Board, which includes candidates with useful expertise who possess a wide range of backgrounds, perspectives, and experiences. Ultimately, the selection of new directors will be based on the Board's judgment of the overall contributions that a candidate will bring to the Board.

When determining whether director nominees have the experience, qualifications, attributes, and professional and functional skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Nominating Committee has focused primarily on the valuable contributions of incumbent directors to our success in recent years and on the skills, experience, and individual attributes that each director nominee brings to the Board, including those discussed in the biographical descriptions and matrix set forth below. It is expected that, without specific approval from the Board, no director will serve on more than five public company boards (including the Board), and no member of the Audit Committee will serve on more than three public company audit committees (including the Audit Committee of the Board).

Current Directors and Director Nominees

The Board has the discretion to determine the size of the Board, the members of which are elected at each year's annual meeting of stockholders. Our Board currently consists of nine directors: Carlos Palomares, Julie Booth, Jonathan D. Brown, Roel C. Campos, Maria Contreras-Sweet, Michael R. Dunn, Steven J. Freiberg, Sandra K. Johnson, and Lakhbir S. Lamba, with Mr. Palomares serving as Chair of the Board. Each of these individuals has been nominated and will stand as a director candidate for election at the Annual Meeting.

Biographical information of each of our directors is provided below. In addition, following the biographical information of our directors, we have provided a matrix summarizing the background, skills, experience, qualifications, and other attributes of our directors that led the Nominating Committee and the Board to conclude that such individuals would provide valuable contributions to our business and should therefore serve our company as its directors.

CARLOS PALOMARES

Age: 81

Director Since: 2012

Chair of the Board

Member of the Audit Committee and Human Resources and Compensation Committee

Mr. Palomares has served as President and Chief Executive Officer of SMC Resources, a consulting practice that advises senior executives on business and marketing strategy, since 2007. From 2001 to 2007, Mr. Palomares was Senior Vice President at Capital One Financial Corp., and from 2004 to 2007 he was Chief Operating Officer of the Capital One Federal Savings Bank banking unit. Prior to joining Capital One, Mr. Palomares served in various senior roles at Citigroup Inc. and its affiliates, including Chief Operating Officer of Citibank Latin America Consumer Bank, Chief Financial Officer of Citibank North America Consumer Bank, President and CEO of Citibank FSB Florida, and Chairman and CEO of Citibank Italia. Mr. Palomares serves on the board of directors of Banesco USA, a privately held financial institution registered in the state of Florida. He earned a B.S. degree in Quantitative Analysis from New York University.

JULIE BOOTH

Age: 57

Director Since: 2025

Member of the Audit Committee

Ms. Booth has served as a director of Pharmaceutical Organic Medicine Group (POMG LLC), a pharmaceutical startup company based in Michigan, since January 2026. Previously, Ms. Booth spent two decades at Rocket Companies ("Rocket"), a Detroit-based fintech platform company with mortgage, real estate, and personal finance businesses, including 14 years as Chief Financial Officer and Treasurer, and prior to that as VP of Finance and Director of Internal Audit. Before joining Rocket, Ms. Booth spent 13 years in the audit group of Ernst & Young LLP, working with a range of private and public clients. Additionally, she has served on a number of boards of directors in the non-profit sector, including serving as Board Chair for Make-A-Wish Michigan and Chair for the Mortgage Bankers Association's Financial Management Committee. Ms. Booth received a B.B.A. with an emphasis in Accounting from the University of Michigan.

JONATHAN D. BROWN

Age: 41

Director Since: 2018

Member of the Risk Committee

Mr. Brown is a partner with Basswood Capital Management L.L.C. ("Basswood"), an alternative asset manager. He joined Basswood in 2009. In his current role, Mr. Brown is responsible for the research and investment analysis of companies across a broad range of sectors, with a specialized focus on financial services. Prior to Basswood, Mr. Brown worked at Sandelman Partners and Goldman Sachs. Mr. Brown graduated from Emory University's Goizueta School of Business with a B.B.A., holding dual concentrations in Finance and Strategy & Management Consulting, as well as a minor in History.

Mr. Brown is the representative of Basswood, our largest stockholder. For a description of our cooperation agreement with Basswood, pursuant to which Mr. Brown is nominated, see "Other Information – Certain Relationships and Related Person Transactions – Cooperation Agreement," below.

ROEL C. CAMPOS

Age: 77

Director Since: 2012

Chair of the Audit Committee

Member of the Corporate Governance and Nominating Committee

Mr. Campos most recently served as an equity partner with the law firm of Hughes Hubbard & Reed LLP (2016 to 2024) where he practiced law in the areas of securities regulation, corporate governance, and securities enforcement. Prior to joining that firm, Mr. Campos was a partner with both Locke Lord LLP and Cooley LLP. He served as a Commissioner of the Securities and Exchange Commission from 2002 to 2007. Earlier in his career, he practiced corporate law and served as a federal prosecutor in Los Angeles, California. Mr. Campos has previously served on the board of directors of KPMG US LLP, WellCare Health Plans, Inc, Liquidnet Holdings, Inc., and various non-profits as well as the Board of Visitors to the United States Air Force Academy. Mr. Campos earned his B.S. degree from the United States Air Force Academy, received an M.B.A. degree from the University of California, Los Angeles, and earned his J.D. degree from Harvard Law School.

MARIA CONTRERAS-SWEET

Age: 70

Director Since: 2018

Chair of the Corporate Governance and Nominating Committee

Member of the Human Resources and Compensation Committee

Ms. Contreras-Sweet is the managing partner of Rockway Equity Partners, LLC and Contreras Sweet Companies, LLC. Prior to founding her current businesses, she served as a member of President Obama's cabinet as the 24th Administrator of the U.S. Small Business Administration from 2014 to 2017, where she was responsible for a $132 billion loan portfolio. She is a founder of ProAmerica Bank, where she previously served as Executive Chairwoman, and a Co-Founder and former Managing Partner of Fortius Holdings, LLC. Ms. Contreras-Sweet has also served as the California Cabinet Secretary of the Business, Transportation and Housing Agency and been a senior executive at the 7-Up/RC Bottling Company. Ms. Contreras-Sweet is a director of TriNet Group, Inc., a publicly traded professional employer organization, where she serves on the nominating and corporate governance committee and chairs the risk committee, as well as Zions Bancorporation, N.A., a publicly traded bank, where she serves on the audit committee and the nominating and corporate governance committee. She previously served as a director of Sempra Group, a publicly traded leading North American energy infrastructure company (and now known as Sempra), from March 2017 to May 2023. Ms. Contreras-Sweet is the Chairman of the Los Angeles World Affairs Council Town Hall, a board member of the Pan American Development Foundation, and a board member of the Bipartisan Policy Center. She has been bestowed with numerous honorary doctorates including from Tufts University, Whittier College, and California State University, Los Angeles.

MICHAEL R. DUNN

Age: 74

Director Since: 2014

Chair of the Risk Committee

Mr. Dunn previously served as Chief Executive Officer of Regional from October 2014 through July 2016 and as Executive Chairman of the Board from August 2016 through December 2016. Prior to joining Regional, Mr. Dunn was a partner at the private equity firm of Brysam Global Partners, a specialized firm focusing on investment in international banking and consumer lending companies, from 2007 through 2013. Mr. Dunn served as a board or alternate board member for all of Brysam's portfolio companies. Prior to that, Mr. Dunn was with Citigroup for over 30 years, where he served in various roles including as the Chief Financial Officer and Chief Operating Officer of the Global Consumer Group and as a member of the Citigroup Management and Operating Committees. Mr. Dunn previously served on the boards of Banamex, a wholly owned Mexican bank subsidiary of Citigroup, and on the U.S.-based Student Loan Corporation, of which Citigroup owned a majority interest. He holds a B.S. degree from New York University and attended the University of Michigan Executive Program. He is a Certified Public Accountant in New York State.

STEVEN J. FREIBERG

Age: 69

Director Since: 2014

Chair of the Human Resources and Compensation Committee

Member of the Audit Committee

Mr. Freiberg is currently the Board Vice Chairman of SoFi Technologies, Inc. ("SoFi"), a publicly traded personal finance company where he chairs the compensation committee and serves on the audit committee and risk committee, the Chair of SoFi Bank, and he previously served as SoFi's interim President and Chief Financial Officer. In addition, he became Chairman of the Board of Directors of Borrowell Inc. (a private Toronto-based company that is a leading brand and technology platform for financial well-being and access to financial products) in December 2025, and he currently serves as Lead Director (formerly Chairman) of the Rewards Network, Founder of Grand Vista Partners (a private investment office), and as a Senior Advisor to Towerbrook Capital Partners and the Portage Structured Equity Fund. Previously, Mr. Freiberg served as a director and the Chief Executive Officer of E*TRADE Financial Corporation from 2010 until 2012. Prior to joining E*TRADE, Mr. Freiberg spent 30 years serving in various roles at Citigroup and its predecessor companies and affiliates, including Co-Chairman/Chief Executive Officer of Citigroup's Global Consumer Group, Chairman and Chief Executive Officer of Citi Cards, and Chairman and Chief Executive Officer of Citigroup's North American Investment Products Division. Mr. Freiberg previously served on the board of directors of MasterCard Incorporated, Compass Digital Acquisition Corp., Portage Fintech Acquisition Corp., and Purchasing Power, LLC.

SANDRA K. JOHNSON, PH.D.

Age: 65

Director Since: 2020

Dr. Johnson has served as the Chief Executive Officer of SKJ Visioneering, LLC, a technology consulting company, since 2014. She is also a Senior Executive Fellow with The Digital Economist. Prior to 2014, she spent 11 years as a Senior Technical Staff Member of the IBM Systems and Technology Group, serving in various roles, including Business Development

Member of the Corporate Governance and Nominating Committee and Risk Committee

Executive for IBM Middle East and Africa, Chief Technology Officer for IBM's Global Small and Medium Business, and the Linux Performance Architect. She has conducted extensive research and published her findings in numerous computer-related and information technology areas, authored and co-authored over 80 publications, and was part of the design team that developed the prototype for the IBM Scalable Parallel Processor (SP2) (the base machine for "Deep Blue," IBM's world-famous chess machine). Dr. Johnson was a member of the IBM Academy of Technology (a group consisting of the top 1% of IBM's technical professionals), has received numerous technical and professional awards, and is an IBM Master Inventor with over 40 patents issued and pending. Dr. Johnson serves on the board of directors of Pan-American Life Insurance Group, Inc., a leading provider of life, accident, and health insurance throughout the Americas. Dr. Johnson earned her B.S., M.S., and Ph.D. degrees in electrical engineering from Southern University, Stanford University, and Rice University, respectively. She is the first African American woman to earn a Ph.D. in computer engineering. Dr. Johnson is also a member of the Institute of Electrical and Electronics Engineers ("IEEE") (where she is an IEEE Life Fellow).

LAKHBIR S. LAMBA

Age: 52

President and Chief Executive Officer

Director Since: 2025

Mr. Lamba has served as President and Chief Executive Officer of Regional since November 2025. From 2008 to 2025, he held roles of increasing responsibility at PNC Financial Services Group, Inc. (a diversified financial institution operating one of the largest U.S. banks), most recently as Executive Vice President, Head of Consumer Lending & Analytics (2017 to 2025) and Executive Vice President, Retail Lending, Asset Resolution Team & Analytics (2012 to 2017). Mr. Lamba received his Bachelor of Technology, Mechanical Engineering from Indian Institute of Technology and his M.B.A. in Finance and Strategy from Purdue University's Krannert Graduate School of Management.

There are no family relationships among any of our directors or executive officers.

Matrix of Director Skills, Experience, and Demographic Background

The following table provides our stockholders and other interested parties with an overview of our directors' skills, experience, and demographic background. These qualities are of particular value to our business and led the Nominating Committee and the Board to conclude that such individuals would provide valuable contributions to our company and should therefore serve our company as its directors.

	Julie Booth	Jonathan D. Brown	Roel C. Campos	Maria Contreras-Sweet	Michael R. Dunn	Steven J. Freiberg	Sandra K. Johnson	Lakhbir S. Lamba	Carlos Palomares
Skills and Experience									
Financial Services Industry	✓	✓		✓	✓	✓	✓	✓	✓
Other Public Co. Board of Directors			✓	✓		✓			
Executive Management	✓		✓	✓	✓	✓	✓	✓	✓
Entrepreneurship/Business Operations	✓		✓	✓	✓	✓	✓		✓
Credit Risk Management	✓				✓	✓		✓	✓
Corporate Finance or Capital Allocation	✓	✓		✓	✓	✓		✓	✓
Marketing and/or Public Relations			✓	✓		✓	✓		
Marketing to Hispanic Population			✓	✓					✓
Mergers and Acquisitions	✓	✓	✓		✓	✓			
Human Resources/Executive Comp				✓		✓			✓
Cybersecurity or Technology/Innovation/Artificial Intelligence	✓		✓	✓		✓	✓	✓	
Information Technology and AI							✓	✓	
Corporate Governance	✓	✓	✓	✓			✓		
Government Affairs			✓	✓					
Regulatory and/or SEC Compliance	✓		✓	✓			✓		
Audit Committee Financial Expert	✓					✓			✓
SOX and Internal Audit	✓		✓		✓	✓			✓
Risk Management	✓			✓	✓	✓	✓	✓	✓
Business Ethics	✓		✓	✓	✓	✓	✓	✓	✓
Investor Relations	✓	✓			✓	✓			
Demographic Background									
Board Tenure and Independence									
Year First Appointed or Elected	2025	2018	2012	2018	2014	2014	2020	2025	2012
Board Independent	✓	✓	✓	✓		✓	✓		✓
Gender									
Male		✓	✓		✓	✓		✓	✓
Female	✓			✓			✓		
Age									
Years Old	57	41	77	70	74	69	65	52	81
Race/Ethnicity									
White/Caucasian	✓	✓			✓	✓			
Hispanic/Latino			✓	✓					✓
African American							✓		
South Asian								✓	

Board Independence

The Board determined that each of Ms. Booth, Ms. Contreras-Sweet, Dr. Johnson, and Messrs. Brown, Campos, Freiberg, and Palomares were independent during 2025 in accordance with the criteria established by the NYSE for independent board members. The Board performed a review to determine the independence of its members and made a subjective determination as to each of these independent directors that no transactions, relationships, or arrangements exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of the Company. In making these determinations, the Board reviewed the information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to the Company and its management. We define an "independent" director in accordance with Section 303A.02 of the NYSE Rules. The categorical standards that the Board has established to assist it in making

independence determinations can be found in our Corporate Governance Guidelines on our Investor Relations website at *www.regionalmanagement.com*.

Leadership Structure

As described in the Corporate Governance Guidelines, the Board may select its Chair and our Chief Executive Officer in any way that it considers to be in our best interests. Therefore, the Board does not have a policy on whether the roles of Chair and Chief Executive Officer should be separate or combined and, if they are to be separate, whether the Chair should be selected from the independent directors.

Mr. Palomares was appointed to serve as Chair of our Board in July 2019. At this time, the Board believes that the separation of the roles of Chair and Chief Executive Officer promotes communication between the Board, the Chief Executive Officer, and other senior management, and enhances the Board's oversight of management. We believe that our leadership structure provides increased accountability of our Chief Executive Officer to the Board and encourages balanced decision-making. We also separate the roles in recognition of the differences in the roles. While the Chief Executive Officer is responsible for day-to-day leadership of the Company and the setting of strategic direction, the Chair provides guidance to the Chief Executive Officer and coordinates and manages the operations of the Board and its committees.

At this time, the Board believes that its current leadership structure, with an independent Chair, is appropriate for the Company and provides many advantages to the effective operation of the Board. The Board will periodically evaluate and reassess the effectiveness of this leadership structure.

Meetings

The Board held 17 meetings during the fiscal year ended December 31, 2025. During 2025, all of our directors attended at least 75% of the aggregate number of meetings of the Board and committees on which he or she served during their respective tenures. In addition to formal Board meetings, our Board communicates from time to time via telephone, electronic mail, and informal meetings, and our Board and its committees may act by written consent in lieu of a formal meeting. Our non-employee directors met in executive session at each of our regular, quarterly Board meetings in 2025, and the independent members of our Board also periodically met in executive session in 2025. Mr. Palomares presides over each executive session of our non-employee directors and independent directors.

Other than an expectation set forth in our Corporate Governance Guidelines that each director will make every effort to attend the annual meeting of stockholders, we do not have a formal policy regarding the directors' attendance at annual meetings. All of our directors then in office attended our last annual meeting of stockholders held on May 15, 2025.

Committees of the Board

Our Board has four standing committees: the Audit Committee, the Human Resources and Compensation Committee, the Corporate Governance and Nominating Committee, and the Risk Committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board.

Directors	Audit	Human Resources and Compensation	Corporate Governance and Nominating	Risk
Julie Booth	✓			
Jonathan D. Brown				✓
Roel C. Campos	Chair		✓	
Maria Contreras-Sweet		✓	Chair	
Michael R. Dunn				Chair
Steven J. Freiberg	✓	Chair		
Sandra K. Johnson			✓	✓
Carlos Palomares	✓	✓		
Number of Meetings Held in 2025:	5	5	5	4

Audit Committee

The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee currently consists of Mr. Campos (Chair), Ms. Booth, and Messrs. Freiberg and Palomares. In accordance with SEC rules and NYSE rules, each of the members of our Audit Committee is an independent director in accordance with the criteria established by the NYSE for the purpose of audit committee membership independence. In addition, the Board has examined the SEC's definition of "audit committee financial expert" and has determined that Ms. Booth and Messrs. Freiberg and Palomares satisfy this definition.

Pursuant to the Audit Committee's written charter, our Audit Committee is responsible for, among other things:

- appointing and overseeing our independent registered public accounting firm and pre-approving the audit and non-audit services to be performed by our independent auditors;

- discussing the scope and results of the audit with the independent registered public accounting firm;

- assisting the Board in evaluating the qualifications, performance, and independence of our independent auditors;

- assisting the Board in monitoring the quality and integrity of our financial statements and our accounting and financial reporting processes;

- assisting the Board in monitoring our compliance with legal and regulatory requirements;

- assisting the Board in reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

- assisting the Board in monitoring the performance of our internal audit function;

- reviewing with management and our independent auditors our annual and quarterly financial statements;

- establishing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

- preparing the audit committee report that the SEC requires in our annual proxy statement.

Human Resources and Compensation Committee

Our Human Resources and Compensation Committee (the "Compensation Committee") consists of Mr. Freiberg (Chair), Ms. Contreras-Sweet, and Mr. Palomares. In accordance with NYSE rules, each member of our Compensation Committee is an independent director in accordance with the criteria established by the NYSE for the purpose of compensation committee membership independence. Pursuant to the Compensation Committee's written charter, our Compensation Committee is responsible for, among other things:

- reviewing and approving, or making recommendations to the Board with respect to, corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer's performance in light of those goals and objectives, and either as a committee or together with the other independent directors (as directed by the Board), determining and approving our Chief Executive Officer's compensation level based on such evaluation;

- reviewing and approving the compensation of our executive officers, including annual base salaries, annual bonuses, equity compensation, employment agreements, and severance and termination arrangements;

- reviewing and recommending to the Board the compensation of our non-employee directors;

- reviewing and discussing annually with management our "Compensation Discussion and Analysis;"

- preparing the Report of the Compensation Committee;

- overseeing the Company's policies, programs, and initiatives related to human capital management, Company culture, employee engagement and talent recruitment, development, and retention;

- reviewing and making recommendations with respect to our equity compensation plans.

The Compensation Committee is entitled to delegate any or all of its responsibilities to subcommittees of the Compensation Committee. Additionally, the Compensation Committee may delegate to one or more of our officers the authority to make grants and awards of cash or options or other equity securities to any of our non-Section 16 officers under our incentive-compensation or other equity-based plans, as the Compensation Committee deems appropriate and in accordance with the terms of such plans, provided that such delegation is in compliance with such plans and applicable law.

The Compensation Committee has the authority to hire outside advisors and experts, including compensation consultants to assist it with director and executive officer compensation determinations. See "Compensation Discussion and Analysis – Compensation Objectives and Approaches – Compensation Determination Process" for information about our independent compensation consultant.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee (the "Nominating Committee") consists of Ms. Contreras-Sweet (Chair), Mr. Campos, and Dr. Johnson. In accordance with NYSE rules, each of the members of our Nominating Committee is an independent director in accordance with the criteria established by the NYSE for the purpose of corporate governance and nominating committee membership independence. Pursuant to the Nominating Committee's written charter, the Nominating Committee is responsible for, among other things:

- assisting our Board in identifying prospective director nominees and recommending nominees to the Board;

- recommending members for each committee of our Board;

- developing and overseeing a process for the annual evaluation of the Board, committees of the Board, and management;

- overseeing, in coordination with other committees of the Board, as applicable, the Company's policies, programs, strategies and reporting related to sustainability and corporate governance matters;

- evaluating the Company's stockholder engagement practices and considering feedback received from stockholders; and

- reviewing (i) developments in corporate governance practices, (ii) the adequacy of our certificate of incorporation and Bylaws, and (iii) the Company's Corporate Governance Guidelines (on a biennial basis).

The Nominating Committee will consider a candidate for director proposed by a stockholder. A candidate must be highly qualified and be both willing to serve and expressly interested in serving on the Board. A stockholder wishing to propose a candidate for the Nominating Committee's consideration in connection with the 2027 Annual Meeting of Stockholders ("2027 Annual Meeting") should forward the candidate's name and information about the candidate's qualifications to Regional Management Corp., 979 Batesville Road, Suite B, Greer, South Carolina 29651, Attn: Corporate Secretary, not earlier than January 14, 2027 nor later than February 13, 2027.

The Nominating Committee will select individuals, including candidates proposed by stockholders, as director nominees who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment, and who will be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of our stockholders. In evaluating nominees, the Nominating Committee will consider, among other things, the director qualifications described above and will apply the objectives outlined in our Diversity Policy.

Risk Committee

Our Risk Committee consists of Mr. Dunn (Chair), Mr. Brown, and Dr. Johnson. Pursuant to the Risk Committee's written charter, the Risk Committee is responsible for, among other things:

- reviewing and discussing our enterprise risk management program with management and our independent registered public accounting firm;

- reviewing the key risks facing the Company and discussing those risks with management;

- assessing the allocation of risk oversight among the committees of the Board; and

- reviewing and discussing with management the Company's preparedness for handling business interruption and annually approving the Company's Business Continuity Plan.

Availability of Committee Charters

The charters of each of our Board committees, which contain more complete explanations of the roles and responsibilities of each of our Board committees, are posted on our Investors Relations website at *www.regionalmanagement.com*. Information on our website is not considered part of this Proxy Statement. A stockholder may request a copy of any or all of these committee charters by contacting our Corporate Secretary at 979 Batesville Road, Suite B, Greer, South Carolina 29651.

Role in Risk Oversight

As part of its role in risk oversight, our Risk Committee is responsible for reviewing our risk assessment and risk management practices, and for discussing its findings with both management and our independent registered public accounting firm. Management has established an Enterprise Risk Management Program (the "ERM Program") to ensure that all of the Company's risks are managed appropriately and consistently at an enterprise-wide level. The ERM Program details principles used to support effective enterprise-wide risk management across the end-to-end risk management lifecycle, and it provides clarity on the expected activities in relation to risk management of the Board, management, and all employees throughout the organization. The Board and the Risk Committee periodically receive ERM Program updates from management, review the risks that may potentially affect us, and review management's efforts to manage those risks, including risks reflected in our periodic filings.

The Board may also request supplemental information and disclosure about specific areas of interest and concern relevant to risks it believes are faced by us and our business. The Board also considers emerging or evolving risks as they arise and may either meet as a full Board or assign risks to a committee for continuing oversight. Topics considered span a broad range of matters, including: maintaining the health and safety of our employees; evaluating the impact of elevated inflation and higher interest rates on strategy, operations, liquidity, and financial matters; and supporting the communities in which we operate.

The Board believes that our current leadership structure enhances its oversight of risk management because our Chief Executive Officer, who is ultimately responsible for our risk management process, is in the best position to discuss with the Board these key risks and management's response to them by also serving as a director of the Company.

Role in Cybersecurity Oversight

As part of its risk oversight role, the Board and the Risk Committee provide oversight of management's efforts to mitigate risk and respond to cyber incidents. The Risk Committee regularly engages with management and/or third-party consultants to assess the cyber threat landscape; evaluate our information security program; review the results of penetration testing; and analyze the design, effectiveness, and ongoing enhancement of our capabilities to monitor, prevent, and respond to cyber threats and events. Management generally briefs the Risk Committee quarterly on information security matters. The Risk Committee then reports any material developments to the Board. The Company further utilizes a comprehensive enterprise-wide cybersecurity program aligned with the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) industry standard and maintains insurance designed to address certain aspects of cyber risks. Further, the Company requires all employees to perform annual cybersecurity training.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics (the "Code of Ethics"). The Code of Ethics applies to all of our directors, officers, and employees and must be acknowledged in writing by our Chief Executive Officer and Chief Financial Officer. The Code of Ethics is posted on our Investor Relations website at *www.regionalmanagement.com*. A stockholder may request a copy of the Code of Ethics by contacting our Corporate Secretary at 979 Batesville Road, Suite B, Greer, South Carolina 29651. To the extent permissible under applicable law, the rules of the SEC, and NYSE listing standards, we intend to disclose on our website any amendment to our Code of Ethics, or any grant of a waiver from a provision of our Code of Ethics, that requires disclosure under applicable laws, the rules of the SEC, or NYSE listing standards.

Insider Trading Policy

We have an insider trading policy ("Insider Trading Policy") that governs the purchase, sale, and other transactions in our securities by our directors, officers, and employees, and Regional Management Corp. itself. The Company believes that the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as applicable NYSE listing standards. The Insider Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2025, Ms. Contreras-Sweet and Messrs. Freiberg and Palomares served on our Compensation Committee. No member of the Compensation Committee has ever served as an officer or employee of the Company or any of its subsidiaries or had any relationship during the fiscal year ended December 31, 2025, that would be required to be disclosed pursuant to Item 404 of Regulation S-K. In addition, during the fiscal year ended December 31, 2025, none of our executive officers served on the compensation committee (or equivalent) or the board of directors of another entity whose executive officer(s) served on our Board or Compensation Committee.

Communications with the Board

Each member of the Board is receptive to and welcomes communications from our stockholders and other interested parties. Stockholders and other interested parties may contact any member (or all members) of the Board, including, without limitation, the Chair of the Board, any independent director, or the independent directors as a group, by addressing such communications or concerns to our Corporate Secretary, 979 Batesville Road, Suite B, Greer, South Carolina, 29651, who will forward such communications to the appropriate party.

If a complaint or concern involves accounting, internal accounting controls, or auditing matters, the correspondence will be forwarded to the chair of the Audit Committee. If no particular director is named, such communication will be forwarded, depending on the subject matter, to the chair of the Audit Committee, Compensation Committee, Nominating Committee, or Risk Committee, as appropriate.

Anyone who has concerns regarding (i) questionable accounting, internal accounting controls, and auditing matters, including those regarding the circumvention or attempted circumvention of internal accounting controls or that would otherwise constitute a violation of our accounting policies, (ii) compliance with legal and regulatory requirements, or (iii) retaliation against employees who voice such concerns, may communicate these concerns by writing to the attention of the Audit Committee as set forth above or by calling (800) 224-2330 at any time.

Director Compensation

Quality non-employee directors are critical to our success. We believe that the two primary duties of non-employee directors are to represent the long-term interests of our stockholders effectively and to provide guidance to management. As such, our compensation program for non-employee directors is designed to meet several key objectives:

- **Adequately compensate directors** for their responsibilities and time commitments as directors of a public company;

- **Attract the highest caliber non-employee directors** by offering a compensation program consistent with those at companies of similar size, complexity, and business character;

- **Align the interests of directors with our stockholders** by providing a significant portion of compensation in equity and requiring directors to own our stock; and

- **Provide compensation that is simple and transparent** to stockholders and reflects corporate governance best practices.

The Compensation Committee, with the assistance of its independent compensation consultant, reviews the compensation of our non-employee directors annually. In benchmarking director compensation, we use the same compensation peer group that is used to benchmark compensation for our named executive officers (see "Compensation Discussion and Analysis – Compensation Objectives and Approaches – Compensation Determination Process" for information about the peer group).

Our employees who serve as directors receive no separate compensation for service on the Board or its committees. We maintain a non-employee director compensation program structured as follows:

- **Board Cash Retainer:** Each non-employee director receives an annual cash retainer of $70,000 payable in quarterly installments ($95,000 in the case of the chair or lead independent director, if applicable, of the Board).

- **Committee Member Cash Retainer:** Each member of a Board committee receives an additional annual cash retainer of $8,750 per committee service payable in quarterly installments ($17,500 in the case of the chair of each committee).

- **Board Equity-Based Award:** Each non-employee director receives, on an annual basis, shares of restricted common stock with a grant date value equal to $110,000 ($135,000 in the case of the chair or lead independent director, if applicable, of the Board).

- **Committee Member Equity-Based Award:** Each member of a Board committee receives, on an annual basis, additional shares of restricted common stock with a grant date value equal to $8,750 per committee service ($17,500 in the case of the chair of each committee).

The restricted stock awards (each, an "RSA") are granted on the fifth business day following the date of the annual stockholders' meeting at which directors are elected. The number of shares subject to the RSA is determined by dividing the value of the award by the closing price per share of the Company's common stock on the grant date. The RSA vests and becomes non-forfeitable as to 100% of the underlying shares on the earlier of the first anniversary of the grant date or the date of the next annual stockholders' meeting (so long as the period between the date of the annual stockholders' meeting related to the grant date and the date of the next annual stockholders' meeting is not less than 50 weeks), subject to the director's continued service from the grant date until the vesting date,

or upon the earlier occurrence of the director's termination of service as a director by reason of death or disability or upon a change in control of the Company. In the event of the director's termination of service for any other reason, the director forfeits the RSA immediately. The RSA is subject to the terms and conditions of the 2024 Plan and an RSA agreement, the form of which was previously approved by the Compensation Committee and the Board and filed with the SEC.

Under the 2024 Plan, as proposed to be amended and restated as further described in Proposal No. 3, the maximum number of shares of common stock subject to awards granted during any 12-month period to a non-employee director, taken together with any cash-denominated awards and cash fees paid during such 12-month period to such non-employee director in respect of Board service, may not exceed $600,000 in total value (calculating the value of any such awards based on the fair market value per share of common stock on the grant date of the award). In the event that the service of a director as a director, committee member, or Board or committee chair commences or terminates during the director's annual service to us, the director's cash compensation will be adjusted on a pro-rata basis. Annual service relates to the approximately 12-month period between our annual meetings of stockholders. Each director is also reimbursed for reasonable out-of-pocket expenses incurred in connection with his or her service on our Board, including the cost of attending continuing education seminars related to corporate board of directors service and other topics relevant to the Company.

The following table provides information regarding the compensation paid to each of our non-employee directors for their service as non-employee directors during the fiscal year ended December 31, 2025.

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Total ($)
Julie Booth	63,219	118,742	181,961
Jonathan D. Brown	82,693	118,742	201,435
Roel C. Campos	100,774	136,245	237,019
Maria Contreras-Sweet	100,774	136,245	237,019
Michael R. Dunn	91,734	127,494	219,228
Steven J. Freiberg	100,774	136,245	237,019
Sandra K. Johnson	91,734	127,494	219,228
Carlos Palomares	117,564	152,479	270,043

_____

(1) The amount paid in cash includes the relevant cash retainers described above plus cash payments pursuant to the vesting of dividend equivalent rights held by the directors.

(2) On May 22, 2025, in accordance with the non-employee director compensation program outlined above, we awarded all of the Company's non-employee directors shares of restricted common stock in the following amounts: Ms. Booth, 4,491 shares; Mr. Brown, 4,491 shares; Mr. Campos, 5,153 shares; Ms. Contreras-Sweet, 5,153 shares; Mr. Dunn, 4,822 shares; Mr. Freiberg, 5,153 shares; Dr. Johnson, 4,822 shares; and Mr. Palomares, 5,767 shares. These annual RSAs vest on the earlier of the first anniversary of the grant date or the date of the next annual stockholders' meeting (so long as the period between the date of the annual stockholders' meeting related to the grant date and the date of the next annual stockholders' meeting is not less than 50 weeks), subject to continued service of the director until the vesting date or as otherwise provided in the award agreement. Amounts shown are the aggregate grant date fair value of stock awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718.

The total number of shares subject to RSAs held by each of our non-employee directors as of December 31, 2025 was: Ms. Booth, 4,491 shares; Mr. Brown, 4,491 shares; Mr. Campos, 5,153 shares; Ms. Contreras-Sweet, 5,153 shares; Mr. Dunn, 4,822 shares; Mr. Freiberg, 5,153 shares; Dr. Johnson, 4,822 shares; and Mr. Palomares, 5,767 shares. The total number of shares subject to nonqualified stock options held by each of our non-employee directors as of December 31, 2025 was: Mr. Palomares, 9,188 option shares. As of December 31, 2025, Ms. Booth, Mr. Brown, Mr. Campos, Ms. Contreras-Sweet, Mr. Dunn, Mr. Freiberg, and Dr. Johnson had no option awards outstanding. The outstanding equity awards held by Mr. Lamba as of December 31, 2025 are set forth in the Outstanding Equity Awards at Fiscal Year-End table that is presented elsewhere in this Proxy Statement.

Currently, our director stock ownership requirement is 5x the annual cash retainer, inclusive of any committee service retainers. As of December 31, 2025, all directors were in compliance with our stock ownership guidelines.

EXECUTIVE OFFICERS

The following is a brief description of the background, business experience, and certain other information regarding each of our executive officers:

Lakhbir S. Lamba (age 52) has served as President and Chief Executive Officer and as a director of Regional since November 2025. Mr. Lamba's full biographical information is set forth above under "Board of Directors and Corporate Governance Matters – Current Directors and Director Nominees."

Harpreet Rana (age 54) has served as Executive Vice President and Chief Financial Officer of Regional since November 2020, assuming the title of Chief Financial and Administrative Officer of Regional in December 2024. Ms. Rana has over 25 years of financial services experience, with extensive skills related to capital and credit management, driving profitable portfolio growth, digital product development and transformation, and retail banking management. From 2016 through 2020, Ms. Rana was Managing Director, North America Retail Bank at Citigroup. From 2013 through 2015, she held various additional lead positions in business and finance roles at Citigroup, including Head of US Retail Deposit & Lending Products. Ms. Rana received her B.A. from the University of British Columbia in Vancouver, Canada and her M.B.A. from the University of Rochester in Rochester, New York.

Brian J. Fisher (age 42) has served as Executive Vice President and Chief Strategy and Development Officer since September 2020. Between January 2013 and September 2020, Mr. Fisher served as General Counsel and Secretary of Regional. Prior to joining Regional, Mr. Fisher was an attorney in the Corporate and Securities practice group of Womble Carlyle Sandridge and Rice, LLP (now known as Womble Bond Dickinson (US) LLP) from 2009 to 2013. Mr. Fisher holds a B.A. degree in Economics from Furman University and a J.D. degree from the University of South Carolina School of Law.

Manish Parmar (age 48) has served as Executive Vice President and Chief Credit Risk Officer of Regional since January 2020. Mr. Parmar has 20 years of credit and financial experience across a broad range of functions, including credit risk, analytics, financial partnerships, database marketing, and modeling. Prior to joining Regional, Mr. Parmar was Chief Credit and Analytics Officer at Conn's, Inc., a publicly traded specialty retailer, since 2018. Prior to his tenure at Conn's, Mr. Parmar held several senior management roles at Discover Financial Services from 2013 to 2018, ultimately becoming its Head of Consumer Credit Risk Management. Mr. Parmar received a Bachelor of Chemical Engineering from the University of Mumbai in India, and his M.B.A. from Bauer College of Business at the University of Houston.

Catherine R. Atwood (age 43) has served as Senior Vice President, General Counsel, and Secretary of Regional since September 2020. Prior to September 2020, Ms. Atwood served as VP, Deputy General Counsel, and Chief Compliance Officer since May 2017. From August 2014 (when she joined Regional) until May 2017, she served as Deputy General Counsel. Prior to joining Regional, Ms. Atwood was an attorney in the Business Litigation practice group of Womble Carlyle Sandridge & Rice, LLP (now known as Womble Bond Dickinson (US) LLP) from 2008 to 2014. Ms. Atwood holds a B.A. degree in Political Science from Clemson University and a J.D. degree from the University of Georgia School of Law.

There are no family relationships among any of our directors or executive officers.

Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion of the compensation arrangements of our executive officers should be read together with the compensation tables and related disclosures contained elsewhere in this Proxy Statement. Actual compensation programs that we adopt following the date of this Proxy Statement may differ materially from the existing and currently planned programs summarized in this discussion.

The discussion below includes a review of our compensation program for 2025. Our NEOs for 2025 were:

Lakhbir S. Lamba	President and Chief Executive Officer
Robert W. Beck	Former President and Chief Executive Officer
Harpreet Rana	Executive Vice President and Chief Financial and Administrative Officer
Brian J. Fisher	Executive Vice President and Chief Strategy and Development Officer
Manish Parmar	Executive Vice President and Chief Credit Risk Officer
Catherine R. Atwood	Senior Vice President, General Counsel, and Secretary

_____

Note: As described in more detail elsewhere in this proxy statement, in November 2025, Mr. Lamba succeeded Mr. Beck as the Company's President and Chief Executive Officer.

Executive Summary of Compensation Programs

Company Performance and Business Highlights in 2025

As reflected in our fiscal year 2025 results, we delivered solid operating and financial performance while continuing to navigate the macroeconomic environment and providing value for our customers. We grew our loan portfolio, maintained disciplined credit and underwriting standards, and generated improved profitability and returns compared to the prior year. Our performance reflects continued execution against our long-term strategy, supported by a strong liquidity position, prudent capital management, and a focus on operational efficiency, as detailed in our 2025 Annual Report on Form 10-K.

- **Loan Portfolio Growth and Increased Revenues:** In 2025, we grew net finance receivables by approximately $248 million, or 13.1%, reaching $2.1 billion as of December 31, 2025. Portfolio growth was driven primarily by expansion of our large and auto-secured loan products, the continued maturation of recently opened branches, and the transition of qualifying customers from small loans to larger installment loans. This growth contributed to total revenue of approximately $646 million in 2025, an increase of 9.7% compared to 2024, reflecting higher average net finance receivables partially offset by modest pressure on portfolio yield driven by product mix.

- **Expense Discipline and Operational Efficiency:** We continued to manage expenses with discipline while investing in our branch network, technology, and growth initiatives. General and administrative expenses increased modestly in absolute dollars, primarily reflecting staffing for new branches and continued investment in digital and operational capabilities. As a result of operating leverage from portfolio growth and ongoing cost controls, our operating expense ratio improved to 13.1% in 2025, compared to 13.8% in 2024 and 16.4% in 2020, demonstrating meaningful progress toward our long-term efficiency objectives.

- **Strong Capital Management and Return of Excess Capital:** We maintained a strong balance sheet and liquidity profile throughout 2025. As of December 31, 2025, we had approximately $149 million of available liquidity, comprised of unrestricted cash and immediate borrowing capacity, and over $500 million of unused capacity under our revolving credit facilities, subject to borrowing base limitations. In addition, we continued to proactively manage our capital structure through a combination of asset-backed securitizations and revolving credit facilities, with approximately 84% of our total debt held at fixed rates at year-end. Our strong capital position supported portfolio growth while allowing us to return capital to stockholders through dividends and share repurchases.

- **Strong Bottom-Line Results:** For the year ended December 31, 2025, we generated net income of $44 million, compared to $41 million for the year ended December 31, 2024. The improvement in net income reflects higher revenues driven by portfolio growth, continued expense discipline, and stable credit performance, partially offset by higher interest expense

associated with increased debt balances used to fund growth. Diluted earnings per share was $4.45 for 2025, compared to $4.14 in 2024.

- **Successful Transition of Chief Executive Officer:** In November 2025, following Mr. Beck's voluntary resignation from the roles of President and Chief Executive Officer, Mr. Lamba successfully transitioned into the roles of President and Chief Executive Officer, and Mr. Beck transitioned into his current role as Senior Advisor.

We believe our 2025 operating and financial performance reflects effective management execution in a complex operating environment. Accordingly, the compensation paid to our Named Executive Officers (or our "NEOs") for 2025 appropriately aligns with Company performance, stockholder interests, and the achievement of our strategic and financial objectives, as further described in this Compensation Discussion and Analysis.

Compensation Program Highlights in 2025

Consistent with prior years, our 2025 annual meeting of stockholders (the "2025 Annual Meeting") included a proposal that provided our stockholders with the opportunity to vote to approve, on an advisory basis, the compensation of our NEOs. Our "say-on-pay" proposal received approval of nearly 96% of voted shares. The Compensation Committee considered this result a demonstration of stockholders' strong support of our compensation program, and, in particular, the changes the Compensation Committee made to certain performance metrics of the 2024 and 2025 long-term incentive awards following our engagement with stockholders in 2024 and 2025.

As in all previous years, our Compensation Committee carefully reviewed our executive compensation program in 2025 to ensure that its design continued to achieve our intended objectives and reflect executive compensation "best practices." In 2025, our Compensation Committee, in consultation with our independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), conducted a fulsome review of the design of our long-term incentive program in light of stockholder feedback following the results of the 2024 "say-on-pay" proposal. The design of the 2025 long-term incentive program is intended to directly align the interests of our executive officers with those of our stockholders, to give our executive officers a strong incentive to maximize stockholder returns on a long-term basis, and to aid in our recruitment and retention of key executive talent necessary to ensure our continued success.

To that end, and in light of feedback received from stockholders, the Compensation Committee determined to make certain changes to the performance metrics of 2025 long-term incentive awards. Our long-term incentive program provides for the delivery of two award vehicles: (i) performance restricted stock units ("PRSUs"), a performance-based award with a three-year performance period; and (ii) restricted stock awards ("RSAs") or restricted stock unit awards ("RSUs") (collectively, "Restricted Stock"), each a time-based award with a three-year vesting schedule. For the 2025 PRSU awards, our Compensation Committee determined that, instead of measuring performance based on absolute cumulative total shareholder return ("TSR"), the 2025 PRSU award rewards executives for relative TSR compared to a custom peer group of 131 similarly situated publicly traded financial companies. In addition, the Compensation Committee determined to add an absolute financial metric - pre-provision return on assets ("ROA") - as a performance modifier to the relative TSR metric. For additional detail regarding the award and vesting structure for PRSU awards granted in 2025, please see "Compensation Discussion and Analysis – Long-Term Incentive Awards – Components of 2025 Long-Term Incentive Program."

The Compensation Committee determined not to make any material changes to the annual incentive program in 2025.

In the first quarter of 2025, the Compensation Committee reviewed the target total direct compensation for all NEOs. In light of our strong operating performance, as well as each executive officer's demonstrated leadership and maturation in his or her role, the Compensation Committee determined to increase the total direct compensation of some of our named executive officers through a combination of increases to base salary and long-term incentive opportunity. In making all determinations with respect to our executive compensation program, our Compensation Committee received advice from FW Cook.

Compensation Program Best Practices

We compensate our executive officers primarily through a mix of base salary, performance-based annual cash awards, and service- and performance-based long-term incentive awards. Consistent with our pay-for-performance philosophy, a substantial portion of our executives' compensation is at risk and linked to the successful performance and management of our company, as measured against rigorous performance goals established by our Compensation Committee. Our 2025 executive compensation program included a number of best compensation practices, including the following:

✓ **Alignment of executive pay with company performance**:

 o **2025 incentives are largely performance-contingent**, with long-term incentive awards roughly one-half performance-contingent and annual incentive awards entirely performance-contingent

o **Performance goals are rigorous** and are based primarily on objective, quantitative criteria

- **Results exceeded the quantitative 2025 short-term incentive performance goals**, resulting in annual bonus payments at 100.1% of target bonuses

- **In 2024 and 2025, the Compensation Committee enhanced the rigor of the performance awards** granted to executives based on stockholder feedback

✓ **Competitive compensation and incentive program target opportunities** for our executives in order to continue to align their overall compensation with the market for executive talent

✓ **Variable short-term incentive payout opportunities** to provide upside if performance goals are exceeded, while paying low or no bonus amounts if goals are not achieved

✓ **Focus on long-term stockholder value goals through long-term incentive grants** to NEOs and other key contributors, which include a significant portion that is contingent upon the achievement of relative TSR goals over a three (3)-year period with an additional one (1)-year holding period following the vesting date

✓ **No payment of excessive perquisites** to any NEO or other key employee

✓ **No excise tax gross-up payments** to any NEO or other key employee

✓ **Double-trigger change in control provisions** included in the Regional Management Corp. Executive Severance and Change in Control Plan and all long-term incentive award agreements

✓ **No stock option or stock appreciation right re-pricings without stockholder approval** under our 2024 Plan

✓ **Stock Ownership and Retention Policy** for NEOs and directors (5x base salary for CEO, 2x base salary for other NEOs, and 5x annual cash retainer for directors)

✓ **Compensation Recoupment Policies, or "clawback policies,"** for NEOs and other key employees

✓ **Prohibition against hedging and pledging**, as set forth in our Code of Ethics and our Stock Ownership and Retention Policy

✓ Compensation program overseen by an **independent Compensation Committee** with input from an **independent compensation consultant**

Aligning Pay with Performance

We believe that a substantial portion of our executive officers' compensation should be tied to their performance and the short- and long-term financial and operating results of our company. We originally developed our long-term incentive program in 2014 in consultation with our independent compensation consultant at the time, and we developed our existing long-term incentive program in consultation with our current independent compensation consultant FW Cook. We believe that the evolution of our long-term incentive program since 2014 has been critical to our ability to link our executives' pay with the performance of our company, align our executives' interests with those of our stockholders, and remain competitive in the marketplace for executive talent.

Our executive compensation program embodies our pay-for-performance philosophy and closely ties the interests of our key executives to those of our stockholders. We heavily weight our executive officers' compensation in performance-based short- and long-term incentive awards that are designed to reward exceptional performance. The following table describes the program design for each element of our incentive-based pay in 2025.

Pay Elements	Program Design
Annual Incentive Program	• **Consists entirely of performance-based cash awards:** o Metrics include pre-provision net income, average finance receivables, net credit losses as a percentage of average finance receivables, pre-provision ROA, total general and administrative expense as a percentage of total revenue, and an analysis by our Compensation Committee of our executives' execution against short-term strategic objectives • **Motivates our executives and brings total cash opportunities to competitive levels** • **Upside opportunity for high performance, but with a challenging threshold**
Long-Term Incentive Program	• **Consists of PRSUs and Restricted Stock:** o Vesting of PRSUs is based on total return to stockholders through the Company's stock price appreciation and declared dividends with relative TSR over a three (3)-year performance period as compared to a custom peer group as the primary performance metric, and pre-provision ROA as a performance modifier to the relative TSR metric; shares subject to additional one (1)-year holding period o Roughly one-half of grant date fair value is in the form of performance awards o Restricted Stock vests in three equal annual installments, subject to continued employment or as provided in the 2024 Plan or relevant award agreement • **Provides strong incentive to meet or exceed long-term financial and strategic goals to drive stockholder value and is utilized to attract, retain, and motivate executive talent**

The compensation packages of our Chief Executive Officer and our other NEOs are closely aligned with performance. For 2025, the majority of both long-term incentive ("LTI") and short-term incentive ("STI") compensation was variable and performance-based:


Chief Executive Officer
Target Pay Mix
Base Salary
14%
Performance-
Based LTI
(Target)
32%
Target STI
22%
Variable Pay
86%
Time-Vesting LTI
(Target)
32%
Other NEO Average
Target Pay Mix
Performance-
Based LTI
(Target)
21%
Base Salary
29%
Variable Pay
71%
Time-Vesting LTI
(Target)
21%
Target STI
29%

Note: The Chief Executive Officer Target Pay Mix is a reflection of the annualized total compensation package of Mr. Beck prior to his transition from Chief Executive Officer to Senior Advisor. The presentation excludes perquisites, which are an immaterial component of our executives' compensation. The Other NEO target pay mix set forth above is the average for Ms. Rana, Mr. Fisher, Mr. Parmar, and Ms. Atwood.

Results of Short- and Long-Term Incentive Programs

Our annual incentive program provides our executives with the opportunity to earn performance-based annual cash awards pursuant to our Annual Incentive Plan (as amended and restated, the "Annual Incentive Plan"). The achievement and payment of annual cash awards in 2025 was tied directly to our financial and operational performance, based primarily (75%) on objective performance measures and, to a lesser extent (25%), on our Compensation Committee's assessment of our executive team's achievement of its short-term strategic objectives. For 2025, our executive officers were paid 100% of their target annual bonuses under our Annual Incentive Plan as a result of our solid financial and operating results, as well as the management team's effective management of operating expenses, continued strong execution on funding initiatives, maintenance of strong internal controls, and execution on short-term strategic objectives.

In 2023, our long-term incentive program provided for the delivery of long-term incentive awards through a combination of two award vehicles: (i) time-based restricted stock awards and (ii) PRSUs. Vesting of the PRSUs is subject to the achievement of performance objectives over a three (3)-year performance period that began on June 14, 2023 and will end on June 14, 2026. Vesting of the PRSUs is dependent upon meeting a three (3)-year threshold level of absolute cumulative TSR. To earn the target award at the end of the three (3)-year performance period, our stock price (calculated based on the 20-day trading average through the last day of the performance period) plus the value of reinvested dividends paid ("Dividend-Adjusted Ending Price") must increase by 15% from the 20-day trading average stock price through the grant date. No PRSUs will be earned by executive officers if the cumulative TSR at the end of the three (3)-year performance period is below the threshold performance level of -42.5% cumulative TSR, and executive officers will not earn more than 150% of the number of units granted if performance exceeds the maximum performance level of 72.5% cumulative TSR. In June 2026, our Compensation Committee will determine whether and to what extent our NEOs may earn their 2023 target PRSUs based upon the results achieved during the performance period.

Stockholder Outreach and Engagement

Stockholder outreach is a central feature of our investor relations philosophy. We provide numerous opportunities for current and prospective stockholders to gain access to our management team through quarterly earnings calls, attendance at investor conferences, one-on-one in-person meetings, and telephone calls. Through these interactions, we are able to educate current and prospective investors about our company, learn about concerns of stockholders, and provide investors with a better understanding of our business model and philosophy. We also receive valuable feedback from investors on topics including strategy, corporate governance, and executive compensation, which the Board and management take into consideration in making future business and compensation decisions.

On an annual basis, we reach out to institutional investors in order to solicit their feedback regarding executive compensation practices and corporate governance matters. Based on feedback received, we have made - and expect to continue to make - certain changes to our compensation and corporate governance practices and disclosures. For example, in 2024, as a direct result of investor feedback, our Compensation Committee enhanced the rigor of the PRSU awards by increasing the threshold and target absolute TSR performance levels established for vesting of the 2024 PRSU awards. Also, after extensive stockholder outreach, our Compensation Committee eliminated the absolute TSR performance metric in PRSU awards granted in 2025 and instead conditioned vesting of 2025 PRSU awards upon the ranking of our TSR against a custom comparator group of companies over the performance period with the addition of a performance modifier of pre-provision ROA for fiscal years 2025 through 2027.

Since our 2025 Annual Meeting, we reached out to institutional investors owning more than 60% of our outstanding common stock (as of December 31, 2025), specifically for the purpose of receiving their feedback regarding executive compensation practices and corporate governance practices and disclosures, and we expect to continue our stockholder outreach in 2026 and beyond.

Compensation Objectives and Approaches

Compensation Program Objectives

The primary objectives of our executive compensation program are to attract and retain talented executives to effectively manage and lead our company and to create long-term stockholder value. The compensation packages for our executive officers for 2025 generally included a base salary, performance-based annual cash awards, service- and performance-based long-term incentive awards, and other benefits. Our current compensation program for our executive officers has been designed based on our view that each component of executive compensation should be set at levels that attract and retain skilled executives, within reasonable parameters, and that are fair and equitable in light of market practices.

Base salaries are intended to provide a minimum, fixed level of cash compensation sufficient to attract and retain an effective management team when considered in combination with other components of our executive compensation program. The base salary

element is meant to provide our executive officers with a stable income stream that is commensurate with their responsibilities and to compensate them for services rendered during the fiscal year.

Consistent with our pay-for-performance strategy, our performance-based Annual Incentive Plan is customized to achieve specific objectives, reward increased levels of operational success, and emphasize appropriate levels of performance measurement. The key goals addressed by our Annual Incentive Plan include (i) achievement of short-term financial and operational objectives, (ii) increased stockholder value, (iii) motivation and attraction of key management talent, (iv) rewarding key contributors for performance against established criteria, and (v) focusing on our pay-for-performance compensation strategy.

Our long-term incentive program, which for 2025 included performance-based PRSUs and service-based Restricted Stock, operates in tandem with our annual incentive program and is consistent with our pay-for-performance strategy. These long-term incentives generally are intended to create (i) a strong sense of ownership, (ii) a focus on achievement of long-term, strategic business objectives, (iii) an enhanced linkage between the interests of our executives and stockholders, (iv) an enhanced relationship between pay and performance, and (v) an incentive to attract and retain superior employees. Long-term incentive program awards are issued under our 2024 Plan.

Compensation Determination Process

The Compensation Committee reviews and approves the compensation determinations for all of our executive officers, taking into consideration the recommendations of our Chief Executive Officer for executive officers other than himself. In setting an executive officer's compensation package and the relative allocation among different types of compensation, we consider the nature of the position, the scope of associated responsibilities, and the individual's prior experience and skills, as well as the compensation of our existing executive officers and our general impressions of prevailing conditions in the market for executive talent.

Engagement and Use of an Independent Compensation Consultant

The Compensation Committee has the authority to hire outside advisors and experts, including compensation consultants, to assist it with director and executive officer compensation determinations. The Compensation Committee engages FW Cook as our independent compensation consultant to provide guidance related to our executive compensation program. We utilize FW Cook to better ensure that our compensation practices are appropriate for our industry, to review and to make recommendations with respect to executive officer and director cash and equity compensation, and to update our peer group, in each case for the Compensation Committee's use in setting compensation.

FW Cook's recommendations to the Compensation Committee have generally been in the form of suggested compensation ranges or descriptions of policies that FW Cook currently considers "best practice" in our industry and for publicly traded companies. The Compensation Committee uses FW Cook's reports to further its understanding of executive officer cash and equity compensation practices in the market.

During 2025, FW Cook worked only for the Compensation Committee and performed no additional services for the Company or any of our executive officers. The Compensation Committee Chair approved all work performed by FW Cook.

Our Compensation Committee assessed the independence of FW Cook, taking into account the factors set forth in NYSE rules, among other things. Our Compensation Committee concluded that no conflict of interest exists with respect to the work FW Cook performed or performs, as applicable, for our Compensation Committee, and FW Cook is independent under NYSE rules.

Establishment and Use of a Peer Group

We generally monitor compensation practices in the markets where we compete for executive talent to obtain an overview of market practices and to ensure that we make informed decisions on executive pay packages. For 2025 compensation decisions, we reviewed the compensation awarded by a peer group of publicly traded companies.

At the outset of 2025, based upon prior peer group reviews conducted with the assistance of FW Cook, our peer group consisted of the following companies:

• America's Car-Mart, Inc.	• Goeasy Ltd.	• Oportun Financial Corp.
• Consumer Portfolio Services, Inc.	• Green Dot Corporation	• Propel Holdings, Inc.
• Credit Acceptance Corp.	• LendingTree, Inc.	• Upstart Holdings, Inc.
• ECN Capital Corp.	• Medallion Financial Corp.	• Velocity Financial, Inc.

- Enova International, Inc.
- MoneyLion Inc.
- World Acceptance Corporation
- EZCORP, Inc.

In the third quarter of 2025, with assistance from FW Cook, we reviewed our peer group using a scorecard-based approach that involved applying several filters (e.g., similar in revenue, market capitalization, and net income, similar in industry classification, strong financial health, presence of overlapping peers, and identification as a peer by a proxy advisory firm) and selecting the most qualified peer companies from a broader list of candidates. Based on the evaluation, our Compensation Committee determined that no changes to our peer group should be made in 2025.

As of the time that the Compensation Committee re-approved our peer group, we were in the 2nd quartile of the peer group based on the latest four quarters of revenue, the 3rd quartile of the peer group based on the latest four quarters of net income, and the 1st quartile of the peer group based on market capitalization.

These peer companies are largely within the consumer finance or specialty finance industries, are similar in size and/or scope to Regional, and/or are companies that Regional competes against for products, services, and human capital. Some companies included in our peer group will meet some, but not all, of these criteria. However, in setting compensation levels for our executive officers, our Compensation Committee takes into account any relevant differences among these peers.

Consistent with our compensation objectives of attracting and retaining top executive talent, we believe that the base salaries and performance-based short- and long-term incentive compensation of our executive officers should be set at levels which are competitive with our peer group companies of comparable size, although we do not target any specific pay percentile for our executive officers. The peer group is used more as a general guide, being mindful of the following:

- Appropriate base salaries for our executive officers should generally be in line with those paid by peer group companies of comparable size.

- Performance-based short- and long-term incentive awards should reward exceptional performance, which can result in overall compensation that can exceed that of peer group companies of comparable size.

- Actual total compensation for executive officers may approach the higher end of the compensation at such peer group companies of comparable size, but only if high levels of short- and long-term performance are achieved (and vice versa).

Elements of Compensation

Each executive officer is eligible to receive a balance of variable and fixed compensation. The following table describes the various forms of compensation used in 2025:

Pay Elements	Component(s)	Rationale for Form of Compensation
Base Salary	• Cash	• Attract and retain executive talent • Provide a fixed base of compensation generally aligned to peer group levels
Short-Term Incentive	• Performance-based annual cash bonus	• Drive the achievement of key business results on an annual basis • Recognize individual executives based on their specific and measurable contributions • Structure a meaningful amount of at-risk, performance-based annual compensation

Long-Term Incentive	• Performance-based long-term incentives:
	  o PRSUs
	• Service-based long-term incentives:
	  o Restricted Stock
		• Drive the sustainable achievement of key long-term business results
		• Align the interests of executives with stockholders
		• Structure a meaningful amount of at-risk, performance-based long-term compensation
		• Attract, retain, and motivate executive talent

Base Salary

Annual base salaries are established on the basis of market conditions at the time we hire an executive, as well as by taking into account the particular executive's level of qualifications, experience, duties, and responsibilities. The Compensation Committee reviews the base salaries of our executive officers annually, and any subsequent modifications to annual base salaries are made in consideration of the appropriateness of each executive officer's compensation, both individually and relative to the other executive officers, the individual performance of each executive officer, changes in duties and responsibilities, and any significant changes in market conditions. We do not apply specific formulas to determine increases.

The Compensation Committee made modest base salary increases in 2025 and approved annual base salaries for our continuing NEOs for 2026, as shown in the table below.

Name	2024 Base Salary	2025 Base Salary	2026 Base Salary
Lakhbir S. Lamba	N/A	$ 550,000	$ 550,000
Robert W. Beck	$ 660,000	$ 680,000	N/A
Harpreet Rana	$ 420,000	$ 435,000	$ 445,000
Brian J. Fisher	$ 412,000	$ 412,000	$ 412,000
Manish Parmar	$ 363,000	$ 363,000	$ 363,000
Catherine R. Atwood	$ 363,000	$ 372,000	$ 372,000

In the first quarter of 2025, the Compensation Committee, in consultation with FW Cook, reviewed executive total direct compensation and determined to make modest increases to some NEO base salaries in light of our strong operating performance, as well as the executive officer's demonstrated leadership and maturation in his or her role. In 2025, our executive officers' base salaries ranged between the 15th and 42nd percentile relative to comparable executive officers at peer companies based on FW Cook's October 2025 benchmarking analysis.

Our Compensation Committee believes that it has set base salaries at appropriate levels to attract and retain effective executives and that base salaries, when combined with short- and long-term incentives, are an important component of a holistic compensation approach.

Performance-Based Annual Cash Awards

Our executive officers are eligible for performance-based annual cash awards linked to performance targets set by our Compensation Committee. Our annual incentive program is designed to drive achievement of annual corporate goals, including key financial and operating results and strategic goals that create long-term stockholder value.

Components of Annual Incentive Program

The awards for 2025 were based primarily (75%) on our performance with respect to the metrics in the following table. The metrics in the table below drive the overall performance of our business from year to year and are balanced elements of our historical financial success. Each of the below five metrics are equally weighted at 15% each.

Performance Metric	What It Measures	Rationale for Metric
Pre-Provision Net Income	Profitability	• Measures the effectiveness of our management team's execution of our strategic and operational plans • Reflects business variables and factors that are within management's control or are influenced by decisions made by executives
Pre-Provision Return on Assets	Efficiency of Profitability	• Measures the effectiveness of our management team's utilization of assets to generate earnings • Holds management accountable for growing the loan portfolio in a controlled and profitable manner
Average Finance Receivables	Loan Portfolio Growth	• Measures our ability to grow our business
Net Credit Losses as a Percentage of Average Finance Receivables	Loan Portfolio Control	• Measures the control our management team exerts on our loan portfolio • Measures the quality of underwriting policies and decisions and the effectiveness of collection efforts • When combined with our average finance receivables measure, balances attractive growth with effective portfolio control
Total General and Administrative Expense as a Percentage of Total Revenue	Expense Control	• Measures the effectiveness with which our management team utilizes our corporate resources and minimizes our corporate expenses

The remaining 25% of the 2025 annual incentive awards was based on our Compensation Committee's assessment of our executive team's achievement of its short-term strategic objectives, which are consistent with our Board-approved financial and business plans for the Company. In light of ongoing, significant strategic projects and initiatives, our Compensation Committee believes that it is important to appropriately incentivize the achievement of strategic objectives (which often cannot be measured quantitatively) by linking their achievement (and the quality thereof) to our executives' compensation.

2025 Annual Incentive Program Performance Targets, Results, and Payouts

For 2025, the following table provides details regarding the threshold, target, and maximum levels of performance set by the Compensation Committee for each performance metric, the weighting applied to each metric, our actual annual performance pursuant to each metric, and the percentage payout for each metric and in total. For each metric, as in prior years, a threshold level of performance must have been exceeded in order to earn any award, and each executive is eligible to earn up to 150% of his or her target award based upon the achievement of the performance goals established by the Compensation Committee. Performance between these goals is linearly interpolated. In setting the 2025 target performance goals, the Compensation Committee considered prevailing economic conditions, including inflation, higher interest rates, and credit trends, and aligned performance targets with the annual financial and business plan approved by the Board. The Compensation Committee seeks to establish rigorous, yet achievable, financial targets to ensure that management remains properly incentivized to perform, while also ensuring that the targets do not incentivize excessive risk taking by management.

Performance Metric	Threshold Performance	Target Performance	Maximum Performance	Actual Performance	Percentage Weight	Percentage Payout
Pre-Provision Net Income(1)(2)	$41,300	$59,000	$70,800	$60,862	15.0%	16.2%
Pre-Provision Return on Assets(2)	2.51%	2.95%	3.40%	3.09%	15.0%	17.2%
Average Finance Receivables(1)	$1,780,614	$1,978,460	$2,176,306	$1,973,537	15.0%	14.8%
Net Credit Losses Percentage(3)	12.74%	11.08%	9.42%	11.35%	15.0%	13.8%
G&A Expense Percentage(4)	43.36%	40.34%	37.31%	39.90%	15.0%	16.1%
Qualitative Performance Component(5)	N/A	N/A	N/A	N/A	25.0%	22.0%
Total					**100.0%**	**100.1%**

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(1) Dollars denominated in thousands.

(2) Pre-provision net income is defined as net income excluding the tax-effected impact of the provision for credit losses but including the impact of recognized net credit losses. Pre-provision net income is used as the numerator in calculating pre-provision return on assets.

(3) Net credit losses as a percentage of average net finance receivables.

(4) General and administrative expenses as a percentage of total revenue.

(5) Qualitative Performance Component is based on individual and team performance.

As described above, 25% of the total annual incentive program award opportunity is linked to our Compensation Committee's assessment of our executive team's achievement of its short-term strategic objectives. For 2025, our Compensation Committee elected to pay 88% of this award opportunity to each of our NEOs. Achievements contributing to the Compensation Committee's determination of the qualitative performance percentage were the executive team's:

- Successful navigation of challenging macroeconomic events, including higher interest rates and inflationary pressure;

- Delivery of significant growth in the auto-secured product, while maintaining credit quality;

- Effective management of operating expenses;

- Continued strong execution on funding initiatives, including successful negotiation of funding for bank partnership collateral and improvements to various terms of the existing credit facilities; and

- Maintenance of a strong compliance record and internal control environment enterprise-wide.

The Compensation Committee also identified areas for future improvement, including:

- Employee turnover in the branch network;

- Additional progress on digital initiatives; and

- Continued expansion of the bank partnership initiative.

Proxy Statement

Target annual incentive levels and actual performance-based annual cash awards for each of our NEOs for 2025 are detailed below, based upon the 100.1% performance achievement detailed above.

Name	2025 Eligible Base Salary	2025 Target Award as % of Salary	Target Award	Actual Award
Lakhbir S. Lamba(1)	N/A	N/A	N/A	N/A
Robert W. Beck	$ 680,000	150%	$ 1,020,000	$ 1,021,020
Harpreet Rana	$ 435,000	100%	$ 435,000	$ 435,435
Brian J. Fisher	$ 412,000	100%	$ 412,000	$ 412,412
Manish Parmar	$ 363,000	100%	$ 363,000	$ 363,363
Catherine R. Atwood	$ 372,000	100%	$ 372,000	$ 372,372

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(1) Pursuant to Mr. Lamba's offer letter dated October 30, 2025 (the "Offer Letter"), Mr. Lamba received a signing bonus in the amount of $150,000 in lieu of participation in the Company's 2025 annual incentive program.

The target award percentages described above were determined by the Compensation Committee and are calibrated so that the total compensation opportunity for each executive officer is commensurate with that executive's role and responsibilities. For 2025, the target award percentages remained the same as those in 2024. If an executive voluntarily terminates his or her employment during the performance year, he or she generally is ineligible to receive payment of a performance-based annual cash award.

Annual Incentive Program Opportunities in 2026

In April 2026, our Compensation Committee determined that the 2026 annual incentive program would be identical in structure to the 2025 program described above. Target 2026 incentive levels for each of our continuing NEOs, as established by our Compensation Committee, are described in the table below.

Name	2026 Base Salary	2026 Target Award as % of Salary	2026 Target Award
Lakhbir S. Lamba	$ 550,000	150%	$ 825,000
Harpreet Rana	$ 445,000	100%	$ 445,000
Brian J. Fisher	$ 412,000	100%	$ 412,000
Manish Parmar	$ 363,000	100%	$ 363,000
Catherine R. Atwood	$ 372,000	100%	$ 372,000

Our Compensation Committee's goal is to implement a short-term incentive program that is effective in motivating our executives to achieve short-term financial and operational objectives, in furtherance of our pay-for-performance compensation strategy and our long-term strategic plans.

Long-Term Incentive Awards

Our long-term incentive award grants are intended to directly align the interests of our executive officers with those of our stockholders, to give our executive officers a strong incentive to maximize stockholder returns on a long-term basis, and to aid in our recruitment and retention of key executive talent necessary to ensure our continued success.

Components of 2025 Long-Term Incentive Program

In 2024 and early 2025, our Compensation Committee, in consultation with FW Cook, conducted a review of the design of our long-term incentive program. This review was a direct result of both the results of the 2024 say-on-pay proposal and extensive stockholder outreach conducted between the 2024 Annual Meeting and the grant date of the 2025 long-term incentive awards. Based on its review, the Compensation Committee determined to adopt a revised long-term incentive program for our executive officers. Similar to the 2024 long-term incentive program, the design of the 2025 program is intended to directly align the interests of our executive officers with those of our stockholders, to give our executive officers a strong incentive to maximize stockholder returns on a long-term basis, and to aid in our recruitment and retention of key executive talent necessary to ensure our continued success.

In 2025, similar to 2024 and 2023, our long-term incentive program provided for the delivery of long-term incentive awards through a combination of the following two award vehicles:

LTI Vehicle	Vesting/Performance Period	Weighting
Performance Restricted Stock Units	A three (3)-year performance period beginning March 17, 2025 and ending December 31, 2027	Approximately one-half of total target award
Restricted Stock	Shares vest in three equal annual installments beginning on December 31st of the grant year, subject to continued employment	Approximately one-half of total target award

Though the award vehicles remained the same, the performance metrics for the PRSU award were revised for 2025. Instead of measuring performance based on absolute cumulative TSR, the 2025 PRSU award rewards executives for relative TSR as compared to a custom peer group consisting of 131 similarly situated publicly traded financial companies. In addition, the Compensation Committee determined to add an absolute financial metric - pre-provision ROA - as a performance modifier to the relative TSR metric. We use relative TSR as the principal performance metric for the 2025 PRSU award because the Compensation Committee believes it is the best measure of the Company's achievement for its stockholders over the long term and because our stockholder outreach confirmed that the majority of stockholders who engaged in compensation discussions with us favor relative TSR over the previously used absolute TSR design. In addition, we added the pre-provision ROA performance modifier based on the preference expressed in our stockholder engagement for the use of a performance metric that directly reflects Company performance and is within management's control.

The PRSUs have both upside and downside potential based on both relative TSR performance and the results of pre-provision ROA over the performance period. Vesting of the 2025 PRSU award occurs at the end of the performance period, which is December 31, 2027, and vested PRSUs are subject to an additional one (1)-year holding period following the vesting date. Vesting is dependent upon meeting a three (3)-year threshold level of relative TSR, and participants are eligible to earn up to 150% of the target award based on relative TSR, plus an additive 20 percentage points based on the Company's pre-provision ROA over the performance period, resulting in a maximum total payout of 170%. To earn the target award at the end of the three (3)-year performance period, our relative TSR must be at the 55th percentile among the Company's custom peer group. TSR is ranked among custom peer group companies, and the payout will be based on the following schedule with linear interpolation between threshold and target, and target and maximum.

Performance Level	Relative TSR Goal	Relative TSR Payout (% of Target)
Maximum	>= 80th Percentile	150%
Target	55th Percentile	100%
Threshold	30th Percentile	50%

In order to determine the custom peer group, the Compensation Committee limited the group to companies listed in the S&P SmallCap 600 Financials Index, added current peer companies that were not listed in the previously mentioned index, and added OneMain Financial because it competes directly with us in the consumer finance industry for both customers and human capital. This process resulted in a custom peer group of 131 companies, which will be used to determine performance under the relative TSR metric.

The 2025 PRSU also includes a pre-provision ROA modifier, defined as pre-provision net income from operations divided by average total assets. We believe that pre-provision ROA measures the effectiveness of our management team's utilization of assets to generate earnings and holds management accountable for growing the loan portfolio in a controlled and profitable manner. Average

annual pre-provision ROA for fiscal years 2025 through 2027 will be certified by the Compensation Committee at the end of the performance period and will act as an additive modifier to the PRSU award. The number of units earned under the PRSU award may increase or decrease by as much as 20 percentage points based upon the Company's achievement of average annual pre-provision ROA compared to threshold, target, and maximum performance levels established by the Compensation Committee. Executive officers cannot earn more than 170% of the number of units granted if performance exceeds the maximum performance levels.

Long-Term Incentive Awards in 2025

In early 2025, the Compensation Committee established target long-term incentive opportunities for executive officers based on the growth of the company and demonstrated executive performance and leadership. The following awards were granted to our NEOs in 2025:

Name	Total	2025 Target Grant Date Value	
		Performance RSUs(1)	Restricted Stock(2)
Lakhbir S. Lamba(3)	$ 350,000	N/A	$ 350,000
Robert W. Beck	$ 3,000,000	$ 1,500,000	$ 1,500,000
Harpreet Rana	$ 990,000	$ 495,000	$ 495,000
Brian J. Fisher	$ 335,000	$ 167,500	$ 167,500
Manish Parmar	$ 450,000	$ 225,000	$ 225,000
Catherine R. Atwood	$ 440,000	$ 220,000	$ 220,000

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(1) The number of shares subject to the performance-contingent PRSU awards is determined by dividing the value of the award by the fair value of each PRSU, calculated on or as close in time as practicable to the grant date of the award using a Monte Carlo valuation model (rounded down to the nearest whole share).

(2) Mr. Beck received a service-based restricted stock unit award. All other NEOs received a service-based restricted stock award. The number of shares subject to the restricted stock awards and the restricted stock unit award is determined by dividing the value of the award by the closing price per share of common stock on the grant date (rounded down to the nearest whole share).

(3) In November 2025, Mr. Lamba received a restricted stock award having a grant date fair value of $350,000 in lieu of participation in the Company's long-term incentive program in 2025 and as an inducement to have Mr. Lamba accept the employment offer from the Company, as further described under "President and Chief Executive Officer Transitional Year Compensation" below.

Our Compensation Committee believes that our long-term incentive program furthers our pay-for-performance objectives, creates a compelling recruitment and retention tool, appropriately focuses our executives on the achievement of long-term financial and business goals, and strengthens the alignment of our executives' interests with those of our stockholders.

Long-Term Incentive Awards in 2026

Our Compensation Committee has not yet acted to establish all of the parameters of our long-term incentive program for 2026; however, we anticipate the structure and parameters to be substantially similar to the 2025 long-term incentive program. It is the Compensation Committee's goal to continue to ensure that the 2026 long-term incentive program aligns the interests of our executive officers with those of our stockholders and gives our executive officers a strong incentive to maximize stockholder returns on a long-term basis.

Our Compensation Committee believes that the current structure of our long-term incentive program furthers our pay-for-performance objectives, creates a compelling recruitment and retention tool, appropriately focuses our executives on the achievement of long-term financial and business goals, and strengthens the alignment of our executives' interests with those of our stockholders.

2023 Long-Term Incentive Program

In February 2023, we granted our then-current executive officers long-term incentive awards pursuant to the program described above in "Compensation Discussion and Analysis – Executive Summary of Compensation Programs – Results of Short- and Long-Term Incentive Programs." Messrs. Beck, Fisher, and Parmar and Mses. Rana and Atwood participated in the 2023 long-term incentive program. The three (3)-year performance period established under the 2023 long-term incentive program will end on June 14, 2026.

As previously noted, the 2023 PRSU award is a performance-contingent award that rewards executives for TSR as measured by the Company's stock price appreciation and declared dividends. The 2023 PRSU award uses absolute cumulative TSR as the sole performance metric, and the PRSU award has both upside potential and downside risk based on positive or negative cumulative TSR

performance. The service period for the 2023 PRSU award ended on December 31, 2025, and vested PRSUs are subject to an additional one-year holding period following the vesting date. Vesting is dependent upon meeting a three-year threshold level of absolute cumulative TSR over the performance period, which ends on June 14, 2026. Participants are eligible to earn up to 150% of their target award.

To earn the target award at the end of the three-year performance period, our stock price (calculated based on the 20-day trading average through the vesting date) plus the value of reinvested dividends paid ("Dividend-Adjusted Ending Price") must increase by 15% from the 20-day trading average stock price through the grant date. No PRSUs will be earned by executive officers if the cumulative TSR at the end of the three-year performance period is below the threshold performance level, and executive officers cannot earn more than 150% of the number of units granted if performance exceeds the maximum performance level. The following table reflects potential performance and payout percentages. Performance between these points will be linearly interpolated.

| | Performance | | Potential Payout | |
| | Dividend-Adjusted Ending | | | |
Performance Level	Price Above (Below) Target	Absolute TSR	Shares Earned	Value Delivered(1)
Maximum	+50.0%	+72.5%	150%	259%
	+25.0%	+43.8%	125%	180%
Target	0.0%	+15.0%	100%	115%
	(13.0%)	0.0%	87%	87%
Threshold	(50.0%)	(42.5%)	50%	29%
	<(50.0%)	<(42.5%)	0%	0%

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(1) Assumes PRSUs have an accounting value equal to the share price at grant.

In June 2023, the Compensation Committee granted our NEOs PRSU awards for the following number of target shares:

Name	Target Shares Granted
Lakhbir S. Lamba	N/A
Robert W. Beck	46,296
Harpreet Rana	13,734
Brian J. Fisher	10,416
Manish Parmar	8,410
Catherine R. Atwood	6,543

Following the close of the performance period in June 2026, the Compensation Committee will determine the number of shares earned pursuant to the 2023 PRSUs. Since the development of our performance-based long-term incentive program in 2014, the Compensation Committee believes that the results have been appropriately punitive during times of poor performance and appropriately rewarding during times of strong performance. Our Compensation Committee believes that our performance-based awards appropriately reflect our operational and financial results over the relevant periods, validate our pay-for-performance strategy, and are supported by our TSR.

President and Chief Executive Officer Transitional Year Compensation

On October 30, 2025, Robert W. Beck, our former President and Chief Executive Officer and a member of the Board, tendered his voluntary resignation from his then-current positions, effective as of November 10, 2025. Since that date, Mr. Beck has served in a non-executive employee role as the Company's Senior Advisor pursuant to a Transition Letter Agreement. Lakhbir S. Lamba was appointed as our President and Chief Executive Officer and as a member of the Board on November 10, 2025.

In connection with his appointment as President and Chief Executive Officer, in 2025, Mr. Lamba received (i) a signing bonus of $150,000 (less withholdings) in lieu of participation in the Company's short-term incentive program in 2025 and (ii) a restricted stock award having a grant date fair value of $350,000 in lieu of participation in the Company's long-term incentive program in 2025 and as an inducement to have Mr. Lamba accept the employment offer from the Company ("2025 Inducement RSA"). In addition, for 2026, as an inducement to have Mr. Lamba accept the employment offer from the Company, he will be awarded long-term incentive awards having a grant date fair value totaling $2,500,000, granted 50% as a performance restricted stock unit award eligible to vest on December 31, 2028 upon the achievement of performance criteria established by the Compensation Committee and 50% as a restricted stock award to vest in three equal installments ending on December 31, 2028, subject to Mr. Lamba's continued employment from the grant date until the applicable vesting date and the terms of the applicable equity award agreements (the "2026 Inducement Awards," and together with the 2025 Inducement RSA, the "Inducement Awards"). The Inducement Awards were and will be granted under the employment inducement award exemption under the NYSE Listed Company Manual Rule 303A.08.

The Transition Letter Agreement and Mr. Lamba's employment offer are described in more detail in the section "Summary of Employment Arrangements with Named Executive Officers."

Perquisites

We provide limited perquisites and personal benefits to our executive officers that are intended to be part of a competitive compensation program. For 2025, these benefits included payment of supplemental long-term disability premiums, which is intended, in part, to insure against our severance obligations in the event of a disability termination event under an executive's employment agreement.

We also offer our executive officers benefits that are generally available to all of our employees, including 401(k) plan matching contributions, health insurance, disability insurance, dental insurance, vision insurance, life insurance, paid time off, and the reimbursement of qualified business expenses. The Compensation Committee believes that these benefits are comparable to those offered by other companies that compete with us for executive talent and are consistent with our overall compensation program. Perquisites are not a material part of our compensation program.

Other Compensation Policies, Practices, and Matters

Stock Ownership and Retention Policy

The Compensation Committee believes that significant ownership of common stock by our executives and directors directly aligns their interests with those of our stockholders and also helps to balance the incentives for risk-taking inherent in equity-based awards made to executives. Under our Stock Ownership and Retention Policy, executives and directors are subject to the following ownership guidelines:

Covered Person	Ownership Guideline
Chief Executive Officer	5x annual base salary
Other covered employees (including NEOs)	2x annual base salary
Directors	5x annual cash retainer

Persons covered by the policy are expected to utilize grants under equity compensation plans to reach the levels of ownership expected by the policy. For purposes of determining whether an individual covered by the policy has satisfied the stock ownership requirements of the policy, eligible equity includes shares of our common stock: (i) owned by the covered individual (including but not limited to stock purchased on the open market), (ii) owned jointly with the covered individual's spouse and/or dependent children, (iii) owned by the covered individual's spouse and/or dependent children, (iv) held by a covered individual in a 401(k) plan, if any, (v) purchased under an employee stock purchase plan maintained by the Company, if any, (vi) held in individual brokerage accounts or other custodial accounts or in trust for the benefit of the covered individual or the covered individual's spouse and/or dependent children, whether acquired through open market purchase or otherwise, (vii) underlying time-based restricted stock awards, restricted stock units, or similar awards (whether vested or unvested), (viii) subject to vested/earned performance shares, performance units, other performance awards, other stock-based awards, or similar vested/earned awards, and (ix) received upon the exercise of stock options or stock appreciation rights ("SARs"). Eligible equity does not include shares of our common stock: (i) subject to options or SARs or (ii) subject to unvested/unearned performance shares, performance units, or similar awards.

The policy also incorporates a retention element requiring such persons to retain 50% of the net shares resulting from the vesting or exercise of equity awards for a minimum of 12 months following the applicable vesting or earning date, plus an additional retention requirement requiring that the net shares be held any additional months until such time as the applicable stock ownership guidelines are met. As of December 31, 2025, all directors and covered employees were in compliance with our stock ownership guidelines.

Clawback Policies

In 2023, we adopted a Dodd-Frank Act Compensation Recoupment (Clawback) Policy that complies with the rules promulgated by the NYSE and the SEC (the "Clawback Policy"). The Clawback Policy generally applies to current and former executive officers, and it provides for the recovery of certain incentive-based compensation received during a three (3)-year recovery period if we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. The incentive-based compensation recoverable under the Clawback Policy generally includes the amount of incentive-based compensation received (on or after October 2, 2023) that exceeds the amount that would have been received had it been determined based on the restated amounts (without regard to any taxes paid). The Clawback Policy does not condition clawback on

the fault of the executive officer, but the required clawback under the Clawback Policy is subject to certain limited exceptions in accordance with the SEC and NYSE rules.

We also continue to maintain our prior clawback policy (the "Supplemental Policy") as a supplement to the Clawback Policy. Under the Supplemental Policy, the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer, any other person who is an executive officer, and such other persons as may be determined by the Board or the Compensation Committee, may be required to return to us and/or forfeit all or a portion of any cash-based incentive compensation and/or time- or performance-based equity-based incentive compensation received by such covered employee. Such a return or forfeit is required, unless the Compensation Committee determines otherwise, if (i) compensation is received based on financial statements that are subsequently restated in a way that would decrease the amount of the award to which such person was entitled, (ii) such compensation was received by the covered employee and the Compensation Committee determines that such employee has violated a non-competition, non-solicitation, confidentiality, or other restrictive covenant applicable to such employee, or (iii) recoupment is otherwise required under applicable law.

Prohibition Against Hedging and Pledging

As stated in our Code of Ethics, directors, officers, employees, and their designees may not engage in activities that are designed to profit from trading activity or hedge against decreases in the value of our securities. This includes holding securities in a margin account or pledging securities as collateral for a loan or other obligation and purchasing any financial instrument or contract, including prepaid variable forward contracts, equity swaps, collars, and exchange traded funds, which is designed to hedge or offset any risk of decrease in the market value of our common stock. These prohibitions apply regardless of whether the equity securities have been granted to the directors, executive officers, or other employees as part of their compensation or are held, directly or indirectly, by such persons or their designees.

In addition, pursuant to our Stock Ownership and Retention Policy, shares subject to the retention requirements of the policy may not be pledged, hypothecated, or made subject to execution, attachment, or similar process.

No Excise Tax Gross-Ups

We did not provide any of our executive officers with a "gross-up" or other reimbursement payment for any tax liability that may be owed as a result of the application of Internal Revenue Code ("Code") Sections 280G, 4999, or 409A during 2025, and we have not agreed and are not otherwise obligated to provide any NEO with such a "gross-up" or other reimbursement.

Tax Considerations

Code Section 162(m) generally limits our ability to deduct for tax purposes compensation over $1,000,000 to our principal executive officer, principal financial officer, or any one of our other three highest paid executive officers. The Compensation Committee reviews and considers the deductibility of executive compensation under Code Section 162(m) and may authorize certain payments in excess of the $1,000,000 limitation. The Compensation Committee believes that it needs to balance the benefits of designing tax deductible awards with the need to design awards that attract, retain, and reward executives responsible for our success.

Payments Upon Termination and Change in Control

Pursuant to the terms of the Regional Management Corp. Executive Severance and Change in Control Plan and certain long-term incentive award agreements, our NEOs are entitled to certain benefits upon the termination of their employment with us, the terms of which are described below under "Summary of Employment Arrangements with Named Executive Officers."

Risk Assessment of Compensation Policies and Practices

We have assessed our compensation programs for all employees and have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on our company. We believe that our compensation programs reflect an appropriate mix of compensation elements and balance current and long-term performance objectives, cash and equity compensation, and risks and rewards. During 2025, the Compensation Committee reviewed our compensation policies and practices for all employees, including our NEOs, particularly as they relate to risk management practices and risk-taking incentives. As part of its review, the Compensation Committee discussed with management the ways in which risk is effectively managed or mitigated as it relates to our compensation programs and policies.

Based on this review, the Compensation Committee believes that our compensation programs do not encourage excessive risk but instead encourage behaviors that support sustainable value creation. The following features of our executive compensation program illustrate this point.

- *Compensation Committee Oversight*. Our executive compensation programs are regularly reviewed and overseen by an independent Compensation Committee that retains the discretion to reduce compensation based on corporate and individual performance and other factors.

- *Mix of Incentives*. Our compensation programs provide an appropriate mix of short-term and long-term incentives, as well as cash and equity opportunities.

- *Mix of Performance Metrics*. The performance metrics associated with our incentive programs incorporate a variety of drivers of our business over both annual and three (3)-year time horizons. They also include a qualitative component, providing the Compensation Committee with flexibility beyond its inherent negative discretion.

- *Cap on Short- and Long-Term Incentive Awards.* All short- and long-term incentive awards have a maximum performance measure which caps the payout for any given performance-based award.

- *Strong Link to Stockholder Interests*. Equity components and long-term performance metrics create a strong alignment between our executives' interests and our stockholders' interests. Because long-term incentives typically vest over a three (3)-year period, our executives will always have unvested awards that could decrease in value if our business is not well-managed for the long term.

- *Review by Independent Compensation Consultant*. Our executive compensation programs have been reviewed and analyzed by an independent compensation consultant.

- *Alignment with Annual Budget and Long-Term Strategic Plan*. Performance metrics in our short- and long-term incentive programs are aligned with both our annual budget and our long-term strategic plan.

- *Protective Policies*. We have adopted "clawback" policies, a stock ownership and retention policy, and prohibitions against hedging and pledging, thereby creating additional protections for our company and encouraging an alignment of our executives' and stockholders' interests.

- *Field Incentive Plan*. Our operations field incentive plan is focused on growth, control, and profit—the three primary drivers of success in our branches. This creates appropriate alignment of employee incentive opportunities with company goals.

- *Administration and Disclosure*. Administrative procedures, communication, and disclosure processes closely align with "best practices."

- *Securities Trading Policy*. Officers must obtain permission from the General Counsel before the purchase or sale of any shares, even during an open trading period.

Based on the factors above, we believe that our NEOs and other employees are encouraged to manage our company in a prudent manner and that our incentive programs are not designed to encourage our NEOs or other employees to take excessive risks or risks that are inconsistent with the Company's and our stockholders' best interests. In addition, we have in place various controls and management processes that help mitigate the potential for incentive compensation plans to materially and adversely affect the Company.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing "Compensation Discussion and Analysis" with management. Based upon such review, the related discussions, and such other matters deemed relevant and appropriate to the Compensation Committee, the Compensation Committee has recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 through incorporation by reference to this Proxy Statement.

Members of the
Human Resources and
Compensation Committee:

Steven J. Freiberg (Chair)
Maria Contreras-Sweet
Carlos Palomares

The Compensation Committee report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate the Compensation Committee report by reference therein.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table sets forth the cash and other compensation that we paid to our NEOs or that was otherwise earned by our NEOs for their services in all employment capacities during the fiscal years ended December 31, 2025, 2024, and 2023.

Name and Principal Position(1)	Year	Salary(2) ($)	Bonus ($)	Stock Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
Lakhbir S. Lamba(6), President and Chief Executive Officer	2025	78,356	150,000(7)	349,973	—	8,923	**587,252**
Robert W. Beck,	2025	680,000	—	2,999,995	1,021,020	123,394	**4,824,409**
Former President and	2024	660,000	—	2,999,984	1,111,770	151,412	**4,923,166**
Chief Executive Officer	2023	660,000	—	2,999,987	1,451,000	180,830	**5,291,817**
Harpreet Rana,	2025	435,000	—	989,968	435,435	48,629	**1,909,032**
Executive Vice President and	2024	420,000	—	889,989	471,660	63,432	**1,845,081**
Chief Financial and Administrative Officer	2023	420,000	—	889,964	544,250	35,367	**1,889,581**
Brian J. Fisher,	2025	412,000	—	334,991	412,412	37,905	**1,197,308**
Executive Vice President and Chief	2024	412,000	—	674,978	462,676	55,421	**1,605,075**
Strategy and Development Officer	2023	412,000	—	674,968	520,800	70,744	**1,678,512**
Manish Parmar,	2025	363,000	—	449,976	363,363	39,199	**1,215,538**
Executive Vice President and	2024	363,000	—	544,976	407,649	63,122	**1,378,747**
Chief Credit Risk Officer	2023	363,000	—	544,967	458,700	74,384	**1,441,051**
Catherine R. Atwood(8),	2025	372,000	—	439,982	372,372	34,880	**1,219,234**
Senior Vice President,	2024	363,000	—	423,965	407,649	48,035	**1,242,649**
General Counsel, and Secretary							

_____

(1) Mr. Lamba, Mr. Beck, Ms. Rana, Mr. Fisher, Mr. Parmar, and Ms. Atwood commenced employment effective as of November 10, 2025, July 22, 2019, November 23, 2020, January 14, 2013, January 6, 2020, and August 18, 2014, respectively. Mr. Beck resigned as President and Chief Executive Officer effective as of November 10, 2025.

(2) The amounts represent annual base salaries, pro-rated for any partial year of service. For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Base Salary."

(3) Amounts shown are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions made in such valuation, see note 2 of the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

In 2025, Mr. Beck, Ms. Rana, Mr. Fisher, Mr. Parmar, and Ms. Atwood were granted PRSUs having the following grant date fair values: Mr. Beck, $1,499,999; Ms. Rana, $494,975; Mr. Fisher, $167,495; Mr. Parmar, $224,993; and Ms. Atwood, $219,995 (and a maximum potential value of $2,549,985; $841,439; $284,719; $382,465; and $373,970, respectively). The actual number of PRSUs, if any, that may be earned may range from 0% to 170% of the target number of units, based on achieving relative TSR goals, as further adjusted by achieving established targets for pre-provision ROA, over the three (3)-year performance period. Vested PRSUs are then subject to an additional one (1)-year holding period following the vesting date.

In 2025, Mr. Lamba was granted an RSA with a total grant date fair value of $349,973. One-third of the shares subject to the RSA granted to Mr. Lamba vests on each of November 10, 2026, November 10, 2027, and November 10, 2028, so long as his employment continues (or is deemed to continue) from the grant date through the respective vesting dates or as otherwise provided in the applicable award agreement. In 2025, Mr. Beck was granted RSUs with a total grant date fair value of $1,499,996. In 2025, Ms. Rana, Mr. Fisher, Mr. Parmar, and Ms. Atwood were granted RSAs having the following total grant date fair values: Ms. Rana, $494,993; Mr. Fisher, $167,496; Mr. Parmar, $224,983; and Ms. Atwood, $219,987. One-third of the shares subject to the awards granted to each of Mr. Beck, Ms. Rana, Mr. Fisher, Mr. Parmar, and Ms. Atwood vests on each of December 31, 2025, December 31, 2026, and December 31, 2027, so long as such employee's employment continues (or is deemed to continue) from the grant date through the respective vesting dates or as otherwise provided in the applicable award agreement.

In 2024, Mr. Beck, Ms. Rana, Mr. Fisher, Mr. Parmar, and Ms. Atwood were granted PRSUs having the following grant date fair values: Mr. Beck, $1,499,998; Ms. Rana, $444,993; Mr. Fisher, $337,480; Mr. Parmar, $272,479; and Ms. Atwood, $211,986 (and a maximum potential value of $2,249,997; $667,490; $506,220; $408,719; and $317,979 respectively). The actual number of PRSUs, if any, that may be earned may range from 0% to 150% of the target number of units, based on achieving absolute

cumulative TSR goals over the three (3)-year performance period. Vested PRSUs are then subject to an additional one (1)-year holding period following the vesting date.

In 2024, Mr. Beck was granted RSUs with a total grant date fair value of $1,499,986. In 2024, Ms. Rana, Mr. Fisher, Mr. Parmar, and Ms. Atwood were granted RSAs having the following total grant date fair values: Ms. Rana, $444,996; Mr. Fisher, $337,498; Mr. Parmar, $272,497; and Ms. Atwood, $211,979. One-third of the shares subject to the awards granted to each of Mr. Beck, Ms. Rana, Mr. Fisher, Mr. Parmar, and Ms. Atwood vests on each of December 31, 2024, December 31, 2025, and December 31, 2026, so long as such employee's employment continues (or is deemed to continue) from the grant date through the respective vesting dates or as otherwise provided in the applicable award agreement.

In 2023, Mr. Beck, Ms. Rana, Mr. Fisher, and Mr. Parmar were granted PRSUs having the following grant date fair values: Mr. Beck, $1,499,990; Ms. Rana, $444,982; Mr. Fisher, $337,478; and Mr. Parmar, $272,484 (and a maximum potential value of $2,249,986; $667,472; $506,218; and $408,726, respectively). The actual number of PRSUs, if any, that may be earned may range from 0% to 150% of the target number of units, based on achieving absolute cumulative TSR goals over the three (3)-year performance period. Vested PRSUs are then subject to an additional one (1)-year holding period following the vesting date.

In 2023, Mr. Beck, Ms. Rana, Mr. Fisher, and Mr. Parmar were granted RSAs having the following total grant date fair values: Mr. Beck, $1,499,997; Ms. Rana, $444,982; Mr. Fisher, $337,490; and Mr. Parmar, $272,483. One-third of the shares subject to the RSAs granted to each of Mr. Beck, Ms. Rana, Mr. Fisher, and Mr. Parmar vests on each of December 31, 2023, December 31, 2024, and December 31, 2025, so long as such employee's employment continues (or is deemed to continue) from the grant date through the respective vesting dates or as otherwise provided in the applicable award agreement.

The PRSUs, RSUs, and RSAs are subject to further terms and conditions, including as to vesting, as set forth in award agreements. Mr. Beck's outstanding PRSUs, RSUs, and RSAs will continue to vest pursuant to the terms of the applicable award agreements until the termination of his employment with the Company on or around June 30, 2026 or as otherwise provided in the applicable award agreement. For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards" and "Summary of Employment Arrangements with Executive Officers."

(4) For 2025, the amounts for Mr. Beck, Ms. Rana, Mr. Fisher, Mr. Parmar, and Ms. Atwood represent performance-based annual cash awards earned in 2025. We paid all such earned amounts in 2026.

For 2024, the amounts for Mr. Beck, Ms. Rana, Mr. Fisher, Mr. Parmar, and Ms. Atwood represent performance-based annual cash awards earned in 2024. We paid all such earned amounts in 2025.

For 2023, the amounts for Mr. Beck, Ms. Rana, Mr. Fisher, and Mr. Parmar represent performance-based annual cash awards earned in 2023 and cash-settled performance units that were granted in 2021 and earned over a performance period of January 1, 2021 through December 31, 2023. In the case of the performance-based annual cash awards, Mr. Beck, Ms. Rana, Mr. Fisher, and Mr. Parmar earned $891,000, $378,000, $370,800, and $326,700, respectively. In the case of the cash-settled performance units, Mr. Beck, Ms. Rana, Mr. Fisher, and Mr. Parmar earned $560,000, $166,250, $150,000, and $132,000, respectively. We paid all such earned amounts in 2024.

For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Annual Cash Awards" and "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards."

(5) The following table provides detail regarding the amounts in the "All Other Compensation" column for 2025. For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Perquisites."

Name	Year	Dividends ($)	401(k) Plan Match ($)	Optional Annual Health Screening ($)	Legal Expenses ($)	Long-Term Disability Insurance Benefits ($)	Total ($)
Lakhbir S. Lamba	2025	—	—	—	8,923	—	**8,923**
Robert W. Beck	2025	74,394	14,000	3,766	15,000	16,234	**123,394**
Harpreet Rana	2025	21,041	14,000	—	—	13,588	**48,629**
Brian J. Fisher	2025	16,739	14,000	—	—	7,166	**37,905**
Manish Parmar	2025	13,514	14,000	2,846	—	8,839	**39,199**
Catherine R. Atwood	2025	9,943	14,000	3,136	—	7,801	**34,880**

(6) Mr. Lamba was not an NEO for the years ended December 31, 2024 or December 31, 2023.

(7) This amount represents a signing bonus received upon commencement of Mr. Lamba's employment with the Company.

(8) Ms. Atwood was not an NEO for the year ended December 31, 2023.

Grants of Plan-Based Awards

The following table provides information concerning annual and long-term incentive awards granted in 2025 to each of our NEOs.

Name	Award Type(1)	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards(3) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold(2) (#)	Target (#)	Maximum (#)		
Lakhbir S. Lamba	RSA	11/10/2025(4)							9,121	349,973
Robert W. Beck	Annual	1/1/2025	—	1,020,000	1,530,000					
	PRSU	3/17/2025				17,374	57,915	98,455		1,499,999
	RSU	3/17/2025							50,437	1,499,996
Harpreet Rana	Annual	1/1/2025	—	435,000	652,500					
	PRSU	3/17/2025				5,733	19,111	32,488		494,975
	RSA	3/17/2025							16,644	494,993
Brian J. Fisher	Annual	1/1/2025	—	412,000	618,000					
	PRSU	3/17/2025				1,940	6,467	10,993		167,495
	RSA	3/17/2025							5,632	167,496
Manish Parmar	Annual	1/1/2025	—	363,000	544,500					
	PRSU	3/17/2025				2,606	8,687	14,767		224,993
	RSA	3/17/2025							7,565	224,983
Catherine R. Atwood	Annual	1/1/2025	—	372,000	558,000					
	PRSU	3/17/2025				2,548	8,494	14,439		219,995
	RSA	3/17/2025							7,397	219,987

_____

(1) "Annual" refers to performance-based annual cash incentive award opportunities granted under our Annual Incentive Plan. "PRSU" refers to performance restricted stock unit award, "RSU" refers to restricted stock unit award, and "RSA" refers to restricted stock award, each granted under our 2024 Plan, with the exclusion of Mr. Lamba's RSA which was granted as an inducement award pursuant to a stand-alone RSA agreement upon his appointment. For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Annual Cash Awards" and "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards."

(2) The threshold number of units indicated will be earned only if a threshold level of performance is achieved. The number of threshold shares presented for the 2025 PRSU Awards reflects a threshold level of achievement resulting in a 50% payout for relative TSR performance less 20% for a negative pre-provision ROA modifier resulting from a below threshold performance result for pre-provision ROA.

(3) Amounts shown are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions made in such valuation, see note 2 of the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

(4) The Compensation Committee approved Mr. Lamba's RSA on October 30, 2025 with a grant date of November 10, 2025.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning equity awards that were outstanding as of December 31, 2025, for each of our NEOs.

Name	Option Awards — Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards — Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested(1) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested(1) ($)
Lakhbir S. Lamba	—	—	—	—	9,121(2)	353,439	—	—
Robert W. Beck	21,489	—	25.35	07/22/29	17,731(3)	687,076	46,296(4)	1,793,970
	55,788	—	16.66	03/26/30	33,625(5)	1,302,969	57,230(6)	2,217,663
	53,742	—	30.22	02/04/31			57,915(7)	2,244,206
Harpreet Rana	17,371	—	28.21	11/23/30	5,260(8)	203,825	13,734(4)	532,193
					11,096(9)	429,970	16,978(6)	657,898
							19,111(7)	740,551
Brian J. Fisher	8,918	—	19.99	03/15/27	3,990(8)	154,613	10,416(4)	403,620
	8,071	—	28.25	02/07/28	3,755(9)	145,506	12,876(6)	498,945
	11,081	—	27.89	02/06/29			6,467(7)	250,596
	18,828	—	16.66	03/26/30				
	14,395	—	30.22	02/04/31				
Manish Parmar	5,442	—	29.18	01/06/30	3,221(8)	124,814	8,410(4)	325,888
	12,667	—	30.22	02/04/31	5,044(9)	195,455	10,396(6)	402,845
							8,687(7)	336,621
Catherine R. Atwood	7,317	—	30.22	02/04/31	2,507(8)	97,146	6,543(4)	253,541
					4,932(9)	191,115	8,088(6)	313,410
							8,494(7)	329,143

_____

(1) Amounts are calculated based on the closing price ($38.75) of our common stock on December 31, 2025.

(2) This amount represents the unvested portion of an RSA, which vests in three equal annual installments on each of November 10, 2026, November 10, 2027, and November 10, 2028.

(3) This amount represents the unvested portion of an RSU, which vests in three equal annual installments on each of December 31, 2024, December 31, 2025, and December 31, 2026.

(4) This amount represents a PRSU, assuming an achievement level at target. The actual number of PRSUs, if any, that may be earned may range from 0% to 150% of the target number of units set forth in the table above, based on whether the Company meets a threshold level of absolute cumulative TSR over a three (3)-year performance period ending June 14, 2026. Vesting was contingent upon the continued employment of the executive through December 31, 2025, or as otherwise provided in the applicable award agreement, and vested PRSUs are subject to an additional one (1)-year holding period following the vesting date, which holding period ends December 31, 2026. For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards."

(5) This amount represents the unvested portion of an RSU, which vests in three equal annual installments on each of December 31, 2025, December 31, 2026, and December 31, 2027.

(6) This amount represents a PRSU, assuming an achievement level at target. The actual number of PRSUs, if any, that may be earned may range from 0% to 150% of the target number of units set forth in the table above, based on whether the Company meets a threshold level of absolute cumulative TSR over a three (3)-year performance period ending June 3, 2027. Vesting is also contingent upon the continued employment of the executive through December 31, 2026, or as otherwise provided in the applicable award agreement, and vested PRSUs are subject to an additional one (1)-year holding period following the vesting date, which holding period ends December 31, 2027. For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards."

Proxy Statement

(7) This amount represents a PRSU, assuming an achievement level at target. The actual number of PRSUs, if any, that may be earned may range from 0% to 170% of the target number of units set forth in the table above, based on whether the Company meets a threshold level of relative TSR, as further modified based on whether the Company attains (or fails to attain) target pre-provision ROA levels, over a three (3)-year performance period ending December 31, 2027. Vesting is also contingent upon the continued employment of the executive through December 31, 2027, or as otherwise provided in the applicable award agreement, and vested PRSUs are subject to an additional one (1)-year holding period following the vesting date, which holding period ends December 31, 2028. For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards."

(8) This amount represents the unvested portion of an RSA, which vests in three equal annual installments on each of December 31, 2024, December 31, 2025, and December 31, 2026.

(9) This amount represents the unvested portion of an RSA, which vests in three equal annual installments on each of December 31, 2025, December 31, 2026, and December 31, 2027.

Option Exercises and Stock Vested

The following table summarizes the exercise of options and the vesting of restricted stock by each of our NEOs during the fiscal year ended December 31, 2025.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting(2) (#)	Value Realized on Vesting(3) ($)
Lakhbir S. Lamba	—	—	—	—
Robert W. Beck	—	—	50,926	1,973,383
Harpreet Rana	—	—	15,668	607,135
Brian J. Fisher	12,379	263,549	9,552	370,140
Manish Parmar	5,000	73,300	8,718	337,823
Catherine R. Atwood	—	—	7,286	282,333

_____

(1) The value realized upon exercise of stock option awards was calculated by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options.

(2) The amounts represent the number of shares delivered following the vesting of restricted stock on December 31, 2025. For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards."

(3) The value represents the gross number of shares that vested, multiplied by the closing price of our common stock on the applicable vesting date, and includes any amounts that were withheld for applicable taxes.

Equity Compensation Plan Information

The following table provides information concerning the common stock that may be issued upon the exercise of options, warrants, and rights under all of our existing equity compensation plans as of December 31, 2025. At that date, there were a total of 9,554,474 shares of our common stock outstanding.

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Security Holders			
2015 Long-Term Incentive Plan(1)	485,788(2)	24.20(3)	—
2024 Long-Term Incentive Plan(4)	322,598(5)	—	454,355
Equity Compensation Plans Not Approved by Security Holders			
Inducement Awards(6)	—	—	110,879(7)
Total	**808,386**	**24.20**	**565,234**

_____

(1) In 2024, our stockholders approved the 2024 Plan, at which time all shares then available for issuance under the Regional Management Corp. 2015 Long-Term Incentive Plan (the "2015 Plan") rolled over to the 2024 Plan. Awards may no longer be granted under the 2015 Plan. However, awards that are outstanding under the 2015 Plan continue in accordance with their respective terms.

(2) This amount represents 378,305 shares of common stock underlying nonqualified stock option awards and 107,483 shares of common stock underlying PRSU awards. Share amounts are determined based upon the target number of shares that may be delivered pursuant to the performance-based awards. There is no exercise price associated with the PRSU awards.

(3) Calculation excludes shares subject to PRSU awards.

(4) The total shares available for future issuance in column (c) may be the subject of awards other than options, warrants, or rights granted under the 2024 Plan.

(5) This amount represents 271,242 shares of common stock underlying PRSU awards and 51,356 shares of common stock underlying a service-based RSU award. Share amounts are determined based upon the target number of shares that may be delivered pursuant to the performance-based awards. There is no exercise price associated with the PRSU awards or RSUs.

(6) Mr. Lamba was appointed President and Chief Executive Officer effective as of November 10, 2025. In connection with his appointment, the Compensation Committee approved a form of Restricted Stock Award Agreement (Inducement Grant) and a form of Performance Restricted Stock Unit Award Agreement (Inducement Grant) (together, the "Inducement Agreements") for the Inducement Awards to be made pursuant to his Offer Letter. The maximum aggregate number of shares reserved and available for issuance under the Inducement Agreements pursuant to a Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 10, 2025 (the "Inducement Award Form S-8") is 120,000.

(7) This number reflects the maximum aggregate number of shares reserved and available for issuance under the Inducement Agreements pursuant to the Inducement Award Form S-8, less the number of shares issued pursuant to Mr. Lamba's 2025 Inducement RSA. The Offer Letter provides for: (i) Mr. Lamba's 2025 Inducement RSA, which was granted November 10, 2025 for 9,121 shares of Common Stock and (ii) for 2026, as an inducement to have Mr. Lamba accept the employment offer from the Company, long-term incentive awards having a grant date fair value totaling $2,500,000, granted 50% as a PRSU to vest on December 31, 2028 upon the achievement of performance criteria established by the Compensation Committee and 50% as an RSA to vest in equal installments on December 31, 2026, December 31, 2027, and December 31, 2028, subject to Mr. Lamba's continued employment from the grant date until the applicable vesting date and the terms of the Inducement Agreements, which awards have not been granted as of the date of the filing of this proxy statement. Any shares not required to fulfill the Inducement Awards will be de-registered

CEO Pay Ratio

The following table provides our calculation under applicable SEC regulations of the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee for 2025.

Compensation Component	CEO ($)	Median Employee ($)
Salary	680,000	48,140
Stock Awards	2,999,995	—
Non-Equity Incentive Plan Compensation	1,021,020	—
All Other Compensation	123,394	6,921
Total Compensation:	4,824,409	55,061
CEO to Median Employee Pay Ratio:	88:1	

We took the following steps in calculating the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee in 2025:

(1) We determined that, as of November 9, 2025, our employee population was equal to 2,024 individuals, all located in the United States. This number includes all the individuals determined to be employees for federal tax purposes, whether full-time, part-time, or temporary, as of that date. We chose November 9, 2025, which is within the last three months of our fiscal year as required by applicable SEC regulations, because it was the last day Mr. Beck served as our CEO.

(2) We next identified the employee receiving the median amount of compensation in our employee population. To do this, we compared the amount of wages and other compensation received by each employee, other than Mr. Beck, as reflected in our payroll records and reported to the Internal Revenue Service in Box 5 of Form W-2 for the calendar year ended December 31, 2025. This compensation measure was annualized for permanent employees who were employed on the

measurement date but who did not work for the full calendar year. The compensation measure was consistently applied to all of our employees.

(3) Once we identified our median employee, we measured that employee's annual total compensation for the 2025 fiscal year by adding together (a) the same elements of compensation that are included in Mr. Beck's total fiscal 2025 compensation, as reported in our Summary Compensation Table above, and (b) non-discriminatory health and welfare benefits paid by Regional, if any, which we have included as "All Other Compensation" in the table above.

(4) For Mr. Beck, we used the amounts reported in our Summary Compensation Table above. Mr. Beck did not participate in non-discriminatory health and welfare benefit plans offered by Regional in 2025.

The resulting pay ratio was calculated in a manner consistent with SEC regulations, and we believe that it constitutes a reasonable estimate. However, as contemplated by SEC regulations, we relied on methods and assumptions that we determined to be appropriate for calculating the Chief Executive Officer pay ratio at Regional. Other public companies may use methods and assumptions that differ from the ones we chose but are appropriate for their circumstances. It may therefore be difficult, for this and other reasons, to compare our reported pay ratio to pay ratios reported by other companies, including companies in our industry.

Pay Versus Performance

Under the rules adopted pursuant to The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance metrics and TSR of the Company. As described in more detail in the section "Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table below. Moreover, the Company generally seeks to incentivize long-term performance and, therefore, does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our performance, refer to the section "Compensation Discussion and Analysis."

Year	Summary Compensation Table Total for Current CEO(1) ($)	Summary Compensation Table Total for Former CEO(1) ($)	Compensation Actually Paid to Current CEO(2) ($)	Compensation Actually Paid to Former CEO(2) ($)	Average Summary Compensation Table Total for Non-CEO NEOs(3) ($)	Average Compensation Actually Paid to Non-CEO NEOs(4) ($)	Value of Initial Fixed $100 Investment Based On: TSR(5) ($)	Peer Group TSR(6) ($)	Net Income(7) ($)	Company-Selected Measure Pre-Provision Net Income(8) ($)
2025	587,252	4,824,409	593,454	7,489,937	1,385,278	1,914,090	154.49	194.46	44,412,000	60,862,000
2024	—	4,923,166	—	7,172,720	1,517,888	1,981,382	130.76	159.96	41,227,000	50,452,000
2023	—	5,291,817	—	4,175,812	1,730,622	1,452,684	92.39	128.26	15,958,000	36,439,000
2022	—	4,915,677	—	366,271	1,559,523	344,948	98.94	109.44	51,224,000	66,516,000
2021	—	3,726,285	—	8,203,368	1,425,961	2,703,198	196.35	125.39	88,687,000	96,020,000

_____

(1) The dollar amounts reported are the amounts of total compensation reported for each corresponding year in the "Total" column of the Summary Compensation Table. Mr. Beck served as our President and Chief Executive Officer until his resignation effective as of November 10, 2025, at which time he became a Senior Advisor to the Company. Mr. Lamba was appointed as our President and Chief Executive Officer effective as of November 10, 2025.

(2) The dollar amounts reported represent the amount of "compensation actually paid" to Mr. Lamba (current CEO) and Mr. Beck (former CEO), as applicable, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Lamba or Mr. Beck during the applicable year. The following adjustments were made to Mr. Lamba's and Mr. Beck's total compensation, respectively, for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for Current CEO ($)	Less: Reported Value of Equity Awards(a) ($)	Add: Equity Award Adjustments(b) ($)	Compensation Actually Paid to Current CEO ($)
2025	587,252	349,973	356,175	593,454
2024	N/A	N/A	N/A	N/A
2023	N/A	N/A	N/A	N/A
2022	N/A	N/A	N/A	N/A
2021	N/A	N/A	N/A	N/A

Year	Reported Summary Compensation Table Total for Former CEO ($)	Less: Reported Value of Equity Awards(a) ($)	Add: Equity Award Adjustments(b) ($)	Compensation Actually Paid to Former CEO ($)
2025	4,824,409	2,999,995	5,665,523	7,489,937
2024	4,923,166	2,999,984	5,249,538	7,172,720
2023	5,291,817	2,999,987	1,883,982	4,175,812
2022	4,915,677	2,999,974	(1,549,432)	366,271
2021	3,726,285	1,679,946	6,157,029	8,203,368

_____

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the year-end; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year (any such dividends are accrued but not paid unless and until the applicable award (or portion thereof) vests). The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments for Mr. Lamba are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2025	353,439	—	—	—	—	2,736	356,175
2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A

The amounts deducted or added in calculating the equity award adjustments for Mr. Beck are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2025	3,536,750	1,082,875	651,465	162,724	—	231,709	5,665,523
2024	3,198,286	786,091	602,465	608,303	—	54,393	5,249,538
2023	1,907,875	(210,041)	410,861	(233,257)	—	8,544	1,883,982
2022	965,224	(1,134,964)	267,265	(1,780,084)	—	133,126	(1,549,432)
2021	2,860,183	1,429,691	842,850	963,945	—	60,359	6,157,029

(3) The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Lamba, who has served as our CEO since November 10, 2025, and Mr. Beck, who served as our CEO until his resignation effective as of November 10, 2025) in the "Total" column of the Summary Compensation Table in each applicable year. The NEOs (excluding Mr. Lamba and Mr. Beck, as applicable) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025 and 2024, Harpreet Rana, Brian J. Fisher, Manish Parmar, and Catherine R. Atwood and (ii) for 2023, 2022, and 2021, Harpreet Rana, John D. Schachtel, Brian J. Fisher, and Manish Parmar.

(4) The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Lamba and Mr. Beck, as applicable), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Lamba and Mr. Beck, as applicable) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Lamba and Mr. Beck, as applicable) for each year to determine the compensation actually paid, using the same methodology described above in footnote 2:

Year	Average Reported Summary Compensation Table Total for Non-CEO NEOs ($)	Less: Average Reported Value of Equity Awards(a) ($)	Add: Average Equity Award Adjustments(b) ($)	Average Compensation Actually Paid to Non-CEO NEOs ($)
2025	1,385,278	553,729	1,082,541	1,914,090
2024	1,517,888	633,477	1,096,971	1,981,382
2023	1,730,622	733,715	455,778	1,452,684
2022	1,559,523	711,188	(503,387)	344,948
2021	1,425,961	373,407	1,650,643	2,703,198

The amounts deducted or added in calculating the total average equity award adjustments noted above are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments ($)
2025	652,815	228,659	120,232	34,360	—	46,476	1,082,541
2024	675,354	165,988	127,213	122,986	—	5,430	1,096,971
2023	466,610	(49,795)	100,489	(61,659)	—	132	455,778
2022	228,822	(333,259)	63,356	(493,920)	—	31,614	(503,387)
2021	644,027	528,887	166,476	293,032	—	18,221	1,650,643

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's stock price at the end and the beginning of the measurement period by the Company's stock price at the beginning of the measurement period.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The Company utilized the NYSE Financial Index for the peer group. This index has been utilized historically in our Annual Reports on Form 10-K in connection with the required performance graph.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8) Pre-provision net income is defined as net income excluding the tax-effected impact of the provision for credit losses but including the impact of recognized net credit losses. This metric has been adjusted for certain non-operating restructuring expenses incurred in 2023, as well as non-performing loan sales transacted in 2022 and 2023.

Financial Performance Measures

As described in greater detail in "Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term

incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our stockholders. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that pre-provision net income is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance.

The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Pre-provision net income

- Pre-provision return on assets

- Total shareholder return

Analysis of the Information Presented in the Pay versus Performance Table

The following charts show the relationship between Compensation Actually Paid and the required performance measures in the tabular disclosure above—Company TSR, Net Income, and Pre-Provision Net Income (the Company-Selected Measure), as well as a comparison of Company TSR against NYSE Financial Index TSR.









Policies and Practices Related to the Grant of Certain Equity Awards

We do not currently grant awards of stock options, stock appreciation rights, or similar option-like equity awards. Accordingly, we do not have a specific policy or practice on timing of grants of such awards in relation to the disclosure of material nonpublic information. In the event we determine to grant such awards in the future, the Compensation Committee will evaluate the appropriate steps to take in relation to the foregoing.

SUMMARY OF EMPLOYMENT ARRANGEMENTS WITH NAMED EXECUTIVE OFFICERS

In 2025, the following individuals served as our NEOs:

- Lakhbir S. Lamba, our President and Chief Executive Officer;
- Robert W. Beck, our former President and Chief Executive Officer;
- Harpreet Rana, our Executive Vice President and Chief Financial and Administrative Officer;
- Brian J. Fisher, our Executive Vice President and Chief Strategy and Development Officer;
- Manish Parmar, our Executive Vice President and Chief Credit Risk Officer; and
- Catherine R. Atwood, our Senior Vice President, General Counsel, and Secretary.

Mr. Beck resigned as President and Chief Executive Officer and as a director of the Company, and Mr. Lamba was appointed as President and Chief Executive Officer and a director of the Company, effective as of November 10, 2025.

In lieu of entering into employment agreements with our NEOs, we adopted the Regional Management Corp. Executive Severance and Change in Control Plan (the "Severance Plan") in 2023 to provide specified severance and change in control benefits to executives selected by us. Mr. Beck's participation in the Severance Plan terminated in connection with his resignation from the position of President and Chief Executive Officer in November 2025. Additionally, in 2025, we entered into the Offer Letter and a transition letter agreement (the "Transition Agreement") with Mr. Lamba and Mr. Beck, respectively, related to our CEO transition.

We provide a description of the material terms of the Severance Plan, Offer Letter, and Transition Agreement below. Additional information regarding the compensation that our NEOs are eligible for, earned, and were paid is set forth elsewhere in this Proxy Statement, including in the "Compensation Discussion and Analysis" and the "Executive Compensation Tables" set forth above.

Executive Severance and Change in Control Plan

We adopted the Severance Plan on April 6, 2023 and amended and restated it effective as of October 30, 2025. The Severance Plan is intended to attract and retain qualified executives by providing participants with the opportunity to receive severance benefits in the event of certain terminations of employment, as well as attempt to assure the present and future continuity, objectivity, and dedication of management in the event of a change in control.

The term of the Severance Plan expires April 6, 2029. The Board or the Compensation Committee may extend the term until such later date(s) as may be established by the Board or the Compensation Committee. The Severance Plan is administered by the Compensation Committee; however, the Board, in its sole discretion, may take any action under the Plan as it deems necessary or appropriate.

The Severance Plan provides for certain severance benefits following:

- a participant's termination of employment due to a "qualifying termination" (termination of the participant's employment by the participant for good reason or by the Company for any reason other than cause, disability, or death) other than in connection with a change in control;
- a qualifying termination within one (1) year immediately following a change in control or within six (6) months immediately prior to such change in control; and
- termination by reason of disability.

The Severance Plan also addresses payments and benefits due to participants following a participant's death, for cause termination, and voluntary termination. The terms "cause," "good reason," "disability," and "change in control" are defined in the Severance Plan.

Payment of certain benefits to a participant under the Severance Plan is subject to the participant's compliance with various restrictive covenants. In particular, participants are subject to a covenant not to disclose our confidential information during his or her employment and at all times thereafter, a covenant not to solicit competitive "business services" through or from "loan sources" (each as defined in the Severance Plan) during his or her employment and for a period of one (1) year (or two (2) years, in the case of our Chief Executive Officer) following his or her termination of employment, a covenant not to solicit or hire our employees during his or her employment and for a period of one (1) year (or two (2) years, in the case of our Chief Executive Officer) following his or her termination of employment, a covenant not to compete during his or her employment and for a period of one (1) year (or two (2)

years, in the case of our Chief Executive Officer) following his or her termination of employment, and a non-disparagement covenant effective during the employment term and at all times thereafter.

All payments and benefits made to a participant under the Severance Plan will be subject to any recoupment, "clawback," or similar policy or arrangement adopted by the Board, and any similar provisions under applicable law. The Compensation Committee may also require forfeiture or recoupment of any payments or benefits provided under the Severance Plan if a participant engages in certain types of conduct, including violation of our company policies or breach of restrictive covenants applicable to the participant. Further, severance payments are contingent upon the participant's execution of a full release and waiver acceptable to the Company.

As a condition to participation, selected participants must enter into a Participation Agreement (each, a "Participation Agreement"). The Compensation Committee has selected certain senior executive officers, including each of our current NEOs, to participate in the Severance Plan pursuant to Participation Agreements. Each Participation Agreement specifies a participant's levels, or multiples, of potential severance benefits and contains certain other terms and conditions related to participation. The severance multiple for Mr. Lamba in the non-change in control context is two (2), and the severance multiple in such context for all other current NEOs is one (1). The severance multiple in the context of a change in control is two (2) for all NEOs, including Mr. Lamba. The severance period during which benefits will be paid has been established as 24 months for Mr. Lamba and 12 months for all other NEOs. Pursuant to the Severance Plan, outstanding equity or other long-term incentive awards held by a participant are subject to the terms and conditions of the applicable stock plan and applicable award agreement, except as may be otherwise provided in a participant's Participation Agreement.

The severance benefits of each of our NEOs as of December 31, 2025 are described in "Summary of Employment Arrangements with Executive Officers – Potential Payments Upon Termination or Change in Control," below.

Lamba Offer Letter

In connection with Mr. Lamba's appointment as President and Chief Executive Officer of the Company, Mr. Lamba and the Company entered into the Offer Letter. The Offer Letter provides for (i) an annual base salary of $550,000, (ii) in lieu of participation in the Company's short-term incentive program in 2025, a signing bonus of $150,000 (less withholdings), (iii) in lieu of participation in the Company's long-term incentive program in 2025, and as an inducement to have Mr. Lamba accept the employment offer from the Company, a restricted stock award having a grant date fair value of $350,000, (iv) beginning in 2026, eligibility for a cash incentive award with a target opportunity equal to 150% of his base salary, (v) for 2026, as an inducement to have Mr. Lamba accept the employment offer from the Company, long-term incentive awards having a grant date fair value totaling $2,500,000, granted 50% as a PRSU award to vest on December 31, 2028 upon the achievement of performance criteria established by the Compensation Committee and 50% as an RSA to vest in equal installments on December 31, 2026, 2027, and 2028, subject to Mr. Lamba's continued employment from the grant date until the applicable vesting date and the terms of the applicable equity award, and (vi) participation in the Severance Plan, with a Severance Multiple and CIC Severance Multiple (as such terms are defined in the Severance Plan) of 2.0. The 2025 restricted stock award having a grant date fair value of $350,000 and the 2026 long-term incentive awards having a grant date fair value totaling $2,500,000 were and will be granted under the employment inducement award exemption under the NYSE Listed Company Manual Rule 303A.08.

Beck Transition Letter Agreement

In connection with Mr. Beck's resignation as President and Chief Executive Officer of the Company in November 2025, Mr. Beck and the Company executed the Transition Agreement. The Transition Agreement provides for (i) Mr. Beck to serve in a new non-executive employee role as Senior Advisor until the termination of his employment with the Company on June 30, 2026, (ii) Mr. Beck to be paid an annual base salary of $680,000 through December 31, 2025, (iii) Mr. Beck to remain eligible to earn the cash bonus opportunity previously awarded to him by the Compensation Committee based upon the Company's and his performance in 2025, (iv) any long-term incentive awards granted to Mr. Beck to continue in accordance with their terms and be governed by the terms of applicable plans, related award agreements, and the Transition Agreement, and (v) Mr. Beck to be paid base salary in the aggregate amount of $1,000,000 for the period from January 1, 2026 to June 30, 2026. Mr. Beck will also continue to be subject to certain confidentiality, non-competition, non-solicitation, non-disparagement, and other restrictive covenants as provided under the Severance Plan or other applicable plans, agreements, and/or policies; however Mr. Beck is no longer a participant under the Severance Plan, nor is he eligible to receive any newly granted incentive compensation in 2026.

Other Arrangements with Named Executive Officers

Each NEO must abide by any applicable equity retention policy, compensation recovery policy, stock ownership guidelines, or other similar policies that we maintain. Further, our executives' long-term incentive award agreements provide for certain severance benefits following an executive's termination by us without cause, by the executive as a result of good reason, due to the executive's disability, due to the executive's death, or following a "double-trigger" change in control event.

We also provide our executives with benefits generally available to our other employees, including medical and retirement plans. In addition, we provide our executives disability insurance policies and reasonable travel expenses. All of our NEOs are subject to the same travel reimbursement policy as all of our other employees.

Potential Payments Upon Termination or Change in Control

Under our Severance Plan and their long-term incentive award agreements, our executive officers are entitled to severance benefits following certain terminations. These benefits ensure that our executives are motivated primarily by the needs of our business, rather than circumstances that are outside of the ordinary course of business (such as circumstances that might lead to the termination of an executive's employment or that might lead to a change in control). Severance benefits provide for a level of continued compensation if an executive's employment is adversely affected in these circumstances, subject to certain conditions. We believe that these benefits enable executives to focus fully on their duties while employed by us, ensure that our executives act in the best interests of our stockholders, even if such actions are otherwise contrary to our executives' personal interests, and alleviate concerns that may arise in the event of an executive's separation from service with us. We believe that these severance benefits are in line with current market practices.

The rights to and level of benefits are determined by the type of termination event. The Severance Plan, including the related Participation Agreements of our NEOs thereunder, provides for the following cash and other benefits:

Termination Event	Severance Benefits
"Qualifying Termination" Without a Change in Control	The Severance Plan defines "qualifying termination" as termination of a participant's employment by the participant for good reason or by the Company for any reason other than cause, disability, or death. (1) *Payment in Lieu of 30 Days' Notice*. At our election, 30 days' base salary in lieu of allowing the participant to work through any required 30-day termination notice period. (2) *Base Salary Continuation*. In the case of Mr. Lamba, an amount equal to two times his salary in effect on the termination date, payable over a period of 24 months following his termination date, and in the case of each other participant, an amount equal to his or her salary in effect on the termination date, payable over a period of 12 months following his termination date. (3) *Average Bonus*. In the case of Mr. Lamba, an amount equal to two times his average bonus determined as of the termination date, payable over a period of 24 months following his termination date, and in the case of each other participant, an amount equal to his or her average bonus determined as of the termination date, payable over a period of 12 months following his or her termination date. A participant's "average bonus" as defined in the Severance Plan is the average annual bonus paid for the three fiscal years preceding the year of termination or such lesser number of full fiscal years that the participant has been employed. If employment is terminated before the last day of the participant's first full fiscal year, the average bonus is calculated as the participant's target bonus. (4) *Annual Incentive Compensation*. The pro-rata portion of any bonus for the year in which termination occurs, to the extent earned, plus, if termination occurs after year-end but before the bonus for the preceding year is paid, the bonus for the preceding year, to the extent earned. (5) *Health Benefits Continuation Coverage*. Reimbursement of COBRA premiums for continuation coverage under our group medical plan for 24 months (in the case of Mr. Lamba) or 12 months (in the case of each other participant) following his or her termination date, so long as he or she is not entitled to obtain insurance from a subsequent employer. (6) *Outplacement Services*. Reasonable outplacement service expenses for 24 months (in the case of Mr. Lamba) or 12 months (in the case of each other participant) following the termination date, not exceeding $25,000 per year.
"Qualifying Termination" With a Change in Control	If a qualifying termination occurs within one (1) year immediately following a change in control or within six (6) months immediately prior to such change in control, then the participant is entitled to the benefits described immediately above, except the amounts described in items (2) and (3) will be increased to be two times salary and average bonus for all participants, except for Mr. Lamba, whose benefits would remain at two times salary and average bonus. Such severance benefits will be payable over a period of 24 months following Mr. Lamba's termination date and a period of 12 months following the termination date of each other participant.

Termination Event	Severance Benefits
Disability	If employment is terminated due to the participant's disability, he or she will be entitled to the same benefits as if a qualifying termination without a change in control occurred, except that he or she is not entitled to 30 days' notice of termination (or payment in lieu thereof). The disability severance benefits will be reduced by the amount of any disability benefits paid to the participant pursuant to any disability insurance, plan, or policy provided by us to or for the benefit of the participant. If any disability benefits paid to a participant pursuant to any disability insurance, plan, or policy provided by us are not subject to local, state, or federal taxation, then our severance obligations in the event of termination due to the participant's disability will be reduced by an amount equal to the gross taxable amount that we would have been required to pay in order to yield the net, after-tax benefit that the participant actually received pursuant to such disability insurance, plan, or policy.
Death	*Annual Incentive Compensation*. The pro-rata portion of any bonus for the year in which death occurs, to the extent earned, plus, if death occurs after year-end but before the bonus for the preceding year is paid, the bonus for the preceding year, to the extent earned (paid to the participant's designated beneficiary or estate, as applicable).
Voluntary Termination	*Annual Incentive Compensation*. If termination occurs after year-end but before the bonus for the preceding year is paid, the bonus for the preceding year, to the extent earned (the participant is not entitled to any bonus for the year during which voluntary termination occurs).
Cause	None.

In addition to the benefits provided for under the Severance Plan, our long-term incentive award agreements provide for the following treatment of awards following termination:

Termination Event	Award Treatment
By the Company Without Cause, by the Executive for Good Reason, Due to Disability, or Due to Death	• *Nonqualified Stock Option Awards*: Pro-rata accelerated vesting of any unvested shares. • *Restricted Stock Awards:* Pro-rata accelerated vesting of any unvested shares. • *Performance-Contingent RSUs:* Eligibility to vest in a pro-rata portion of the award, subject to actual performance over the full performance period. • *Restricted Stock Units:* Pro-rata accelerated vesting of any unvested shares.
"Double-Trigger" Change in Control	• *Nonqualified Stock Option Awards:* Full accelerated vesting in the event of a termination of employment by us without cause or by the executive as a result of good reason within six months before or one (1) year after the effective date of a change in control. • *Restricted Stock Awards:* Full accelerated vesting in the event of a termination of employment by us without cause or by the executive as a result of good reason within six months before or one (1) year after the effective date of a change in control. • *Performance-Contingent RSUs:* Full accelerated vesting at target in the event of a termination of employment by us without cause or by the executive as a result of good reason within six months before or one (1) year after the effective date of a change in control. • *Restricted Stock Units:* Full accelerated vesting in the event of a termination of employment by us without cause or by the executive as a result of good reason within six months before or one (1) year after the effective date of a change in control.
Retirement	• *Nonqualified Stock Option Awards:* Continued vesting as if the executive remained employed. • *Restricted Stock Awards:* Unvested shares are forfeited as of the termination date. • *Performance-Contingent RSUs:* Eligibility to vest in a pro-rata portion of the award, subject to actual performance over the full performance period. • *Restricted Stock Units:* Eligibility to vest as if the executive remained employed. An executive is generally eligible for "Retirement" when he or she (i) is 65 or older at the time of termination, or (ii) is 55 or older at the time of termination and has completed ten (10) years of service to Regional. Under the 2024 Plan and applicable award agreements, "Retirement" means, with respect to our Chief Executive Officer only, the termination of employment by the Chief Executive Officer on or after

Termination Event	Award Treatment
	both (A) the Chief Executive Officer's attainment of age 55 and completion of at least five (5) years of service, and (B) the date upon which the sum of the Chief Executive Officer's age plus years of service equals 65.

_____

The following table provides information concerning the payments and the value of other benefits that our NEOs would have been eligible to receive if their employment had been terminated under the described circumstances on December 31, 2025. Our obligation to provide the payments and other benefits described in the table are found in our Severance Plan and each NEO's long-term incentive award agreements, in each case, as described above.

In calculating the amounts included in the table below, we have assumed (i) that the termination event and/or change in control occurred on December 31, 2025, (ii) a share price of $38.75 (our closing share price on December 31, 2025), and (iii) the following:

- "Payment in Lieu of 30 Days' Notice": We have assumed that we will elect to pay 30 days' base salary in lieu of allowing the NEO to work through any required 30-day termination notice period.

- "Severance Payment": The amount represents a combination of the "Base Salary Continuation" and "Average Bonus" payments described above.

- "Annual Incentive Compensation": The amount is based upon the level of performance and percentage payout actually achieved, as determined by the Compensation Committee in February 2026.

- "Long-Term Incentive Award Vesting": The value associated with accelerated nonqualified stock option awards has been calculated by multiplying the number of accelerated shares by the amount by which our stock price as of December 31, 2025 exceeded (if at all) the exercise price of the option. For any performance-contingent long-term incentive award where vesting remains subject to actual performance over a performance period, we have calculated the value of any awards still subject to vesting as if the performance period concluded on December 31, 2025.

- "Other Benefits": The amount includes reimbursement of COBRA premiums for continuation coverage and the value of outplacement services. We have assumed (i) that the NEO will not become entitled to obtain insurance from a subsequent employer, and (ii) that the NEO will receive the maximum value of outplacement services.

Name	Type of Payment or Benefit	Termination by the Company Without Cause or by the Executive for Good Reason ($)	Termination by the Company Without Cause or by the Executive for Good Reason in Connection with a Change in Control ($)	Termination Due to Death ($)	Voluntary Termination by the Executive(1) ($)
			Termination Event		
Lakhbir S. Lamba	Payment in Lieu of 30 Days' Notice	45,205	45,205	—	—
	Severance Payment	1,100,000	1,100,000	—	—
	Annual Incentive Compensation	—	—	—	—
	Long-Term Incentive Award Vesting(2)	—	—	—	—
	Other Benefits	25,000	25,000	—	—
	Total	**1,170,205**	**1,170,205**	**—**	**—**
Harpreet Rana	Payment in Lieu of 30 Days' Notice	35,753	35,753	—	—
	Severance Payment	863,365	1,726,730	—	—
	Annual Incentive Compensation	435,435	435,435	435,435	—
	Long-Term Incentive Award Vesting(2)	1,969,856	3,331,611	1,969,856	—
	Other Benefits	25,000	25,000	—	—
	Total	**3,329,409**	**5,554,529**	**2,405,291**	**—**
Brian J. Fisher	Payment in Lieu of 30 Days' Notice	33,863	33,863	—	—
	Severance Payment	827,296	1,654,592	—	—
	Annual Incentive Compensation	412,412	412,412	412,412	—
	Long-Term Incentive Award Vesting(2)	1,280,610	1,903,225	1,280,610	—
	Other Benefits	25,751	25,751	—	—
	Total	**2,579,932**	**4,029,843**	**1,693,022**	**—**
Manish Parmar	Payment in Lieu of 30 Days' Notice	29,836	29,836	—	—
	Severance Payment	728,904	1,457,808	—	—
	Annual Incentive Compensation	363,363	363,363	363,363	—
	Long-Term Incentive Award Vesting(2)	1,126,036	1,805,848	1,126,036	—
	Other Benefits	25,000	25,000	—	—
	Total	**2,273,139**	**3,681,855**	**1,489,399**	**—**
Catherine R. Atwood	Payment in Lieu of 30 Days' Notice	30,575	30,575	—	—
	Severance Payment	740,907	1,481,814	—	—
	Annual Incentive Compensation	372,372	372,372	372,372	—
	Long-Term Incentive Award Vesting(2)	922,211	1,539,804	922,211	—
	Other Benefits	25,000	25,000	—	—
	Total	**2,091,065**	**3,449,565**	**1,294,583**	**—**

_____

(1) A voluntary termination that is treated as a "retirement" may result in pro-rata or continued vesting of certain long-term incentive awards. None of our NEOs, except for Mr. Beck who was no longer a participant in the Severance Plan as of December 31, 2025, were eligible for "retirement" as of December 31, 2025.

(2) See "Executive Compensation Tables – Outstanding Equity Awards at Fiscal Year-End" for a summary of equity-based long-term incentive awards outstanding as of December 31, 2025.

The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms, or operation in favor of our NEOs. Because the amounts in the table are calculated subject to the assumptions provided and on the basis of the occurrence of a termination as of a particular date and under a particular set of circumstances, the actual amount to be paid to each of our NEOs upon a termination or change in control may vary significantly from the amounts included in the table. Factors that could affect these amounts include the timing during the year of the termination event and the type of termination event that occurs.

In connection with his retirement, Mr. Beck continued to receive his annual base salary of $680,000 through December 31, 2025. Mr. Beck was awarded a cash bonus opportunity based upon the Company's and his performance in 2025, with a target bonus equal to one hundred percent (150%) of his base salary (the "2025 Annual Bonus"). In February 2026, the Compensation Committee determined that Mr. Beck earned the 2025 Annual Bonus of $1,021,020. Long-term incentive awards granted to Mr. Beck will continue in accordance with their terms and be governed by the terms of applicable plans, related award agreements, and the Transition Agreement. Mr. Beck will also be paid base salary in the aggregate amount of $1,000,000 for the period from January 1, 2026 to June 30, 2026.

Proxy Statement

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SUMMARY OF COMPANY INCENTIVE PLANS

The discussion that follows describes certain material terms of our principal long-term incentive plans and our principal cash incentive plan.

Long-Term Incentive Plans

2024 Long-Term Incentive Plan

The 2024 Plan became effective as of May 16, 2024. The purposes of the 2024 Plan are (i) to encourage and enable selected employees, directors, and consultants to acquire or increase their holdings of our common stock and other equity-based interests and/or to provide other incentive awards in order to promote a closer identification of their interests with our interests and those of our stockholders, and (ii) to provide us with flexibility to motivate, attract, and retain the services of participants upon whose judgment, interest, and special effort the successful conduct of our operation largely depends. Awards granted under the 2024 Plan may be in the form of incentive or nonqualified stock options, SARs (including related or freestanding SARs), RSAs, RSU awards, performance share awards, performance unit awards, phantom stock awards, other stock-based awards, and/or dividend equivalent awards. Awards may be granted under the 2024 Plan until May 15, 2034 or the plan's earlier termination by the Board.

The 2024 Plan is administered by the Compensation Committee, subject to Board oversight. The maximum aggregate number of shares of common stock that we may issue pursuant to awards granted under the 2024 Plan may not exceed the sum of (i) 381,000 shares, plus (ii) any shares remaining available for grant as of the effective date of the 2024 Plan under the 2015 Plan, plus (iii) any shares subject to an award granted under the 2015 Plan, which award is forfeited, cash-settled, cancelled, terminated, expires, or lapses for any reason after the effective date of the 2024 Plan without the issuance of shares or pursuant to which such shares are forfeited. In addition, shares subject to certain awards will again be available for issuance (or otherwise not counted against the maximum number of available shares) under the 2024 Plan, including unissued or forfeited shares subject to awards that are canceled, terminate, expire, are forfeited, or lapse for any reason; awards settled in cash; dividends (including dividends paid in shares) or dividend equivalents paid in cash in connection with outstanding awards; shares withheld or delivered to satisfy any tax withholding requirements in connection with the vesting or earning of an award or a 2015 Plan award other than an option or SAR; and shares subject to an award other than an option or SAR that are not issued for any reason (including failure to achieve maximum performance factors or criteria).

Further, the following will not reduce the maximum number of shares available under the 2024 Plan: (i) shares issued under the 2024 Plan through the settlement, assumption, or substitution of outstanding awards granted by another entity or obligations to grant future awards as a condition of or in connection with a merger, acquisition, or similar transaction that involves our acquisition of another entity, and (ii) available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) that are used for awards under the 2024 Plan, in each case, subject to NYSE listing requirements. The number of shares reserved for issuance under the 2024 Plan, the participant award limitations, and the terms of awards may also be adjusted in the event of an adjustment in our capital structure (due to a merger, recapitalization, stock split, stock dividend, or similar event).

We are asking our stockholders to approve the amendment and restatement of the 2024 Plan to, among other things, increase the number of shares of common stock that may be issued under the 2024 Plan. For more information, please see "Proposal No. 3: Re-approval of the Regional Management Corp. 2024 Long-Term Incentive Plan (As Amended and Restated Effective as of May 14, 2026)."

2015 Long-Term Incentive Plan

Under the 2015 Plan, awards could be granted in the form of incentive or nonqualified stock options, SARs (including related or freestanding SARs), RSAs, RSU awards, performance share awards, performance unit awards, phantom stock awards, other stock-based awards, and/or dividend equivalent awards. The 2015 Plan was replaced by the 2024 Plan. Awards may no longer be granted under the 2015 Plan, and any shares that remained available for grant have been rolled over to the 2024 Plan. However, awards outstanding under the 2015 Plan continue in accordance with their respective terms.

Annual Incentive Plan

The Annual Incentive Plan is administered by the Compensation Committee and provides for the payment of incentive bonuses based on the attainment of performance objectives in the form of cash or, at the discretion of the Compensation Committee, in awards of shares under the 2024 Plan. The purpose of the Annual Incentive Plan is to enable us to attract, retain, motivate, and reward selected officers and other employees by providing them with the opportunity to earn incentive compensation awards based on the attainment of certain performance objectives. The Compensation Committee will establish the performance periods over which performance objectives will be measured. A performance period may be for one or more fiscal years or fiscal quarters, or any portion

Proxy Statement

thereof, as determined by the Compensation Committee, and performance periods may overlap. For a given performance period, the Compensation Committee will establish (i) the performance objective or objectives that must be achieved for a participant to be eligible to receive a bonus for such performance period, and (ii) the target incentive bonus for each participant. The Compensation Committee may adjust awards as appropriate for partial achievement of goals or other factors and may interpret and make necessary and appropriate adjustments to performance goals and the manner in which goals are evaluated. The Compensation Committee has absolute discretion to increase, reduce, or eliminate the amount of an award granted to a participant, including an award otherwise earned and payable under the Annual Incentive Plan. No participant may receive a bonus under the Annual Incentive Plan, with respect to any fiscal year, in excess of $3,000,000.

**STOCKHOLDER PROPOSALS**

We are seeking stockholder action on the following three proposals, which are described in greater detail below:

1. The election of the nine nominees named in this Proxy Statement to serve as members of the Board until the next annual meeting of stockholders or until their successors are elected and qualified;

2. The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

3. The re-approval of the Regional Management Corp. 2024 Long-Term Incentive Plan (as amended and restated effective as of May 14, 2026); and

4. The approval, on an advisory basis, of our executive compensation.

Proposal No. 1: Election of Directors

Our Bylaws currently provide that the number of directors of the Company shall be fixed from time to time by resolution adopted by the Board. There are presently nine directors.

The Nominating Committee evaluates the size and composition of the Board on at least an annual basis. In connection therewith, the Nominating Committee has nominated and recommends for election as directors the following nine nominees: Julie Booth, Jonathan D. Brown, Roel C. Campos, Maria Contreras-Sweet, Michael R. Dunn, Steven J. Freiberg, Sandra K. Johnson, Lakhbir S. Lamba, and Carlos Palomares. Each nominee presently serves as a director. Directors shall be elected to serve until the next annual meeting of stockholders or until their successors are elected and qualified or until their earlier resignation, removal, or death.

A candidate for election as a director is nominated to stand for election based on his or her professional experience, recognized achievements in his or her respective fields, an ability to contribute to some aspect of our business, and the willingness to make the commitment of time and effort required of a director. A description of the background, business experience, skills, qualifications, attributes, and certain other information with respect to each of the nominees for election to the Board can be found above in the "Board of Directors and Corporate Governance Matters" section of this Proxy Statement. Each of the above-listed nominees has been identified as possessing an appropriate mix of background and experience, good judgment, deep knowledge of our industry, strength of character, and an independent mind, as well as a reputation for integrity and high personal and professional ethics. Each nominee also brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas.

In selecting this slate of nominees for 2026, the Nominating Committee specifically considered the background and business experience of each of the nominees, along with the familiarity of the nominees with our business and prospects, which has been developed as a result of their service on our Board. The Nominating Committee believes that such familiarity will be helpful in addressing the opportunities and challenges that we face in the current business environment.

Each of the nine nominees has consented to being named in this Proxy Statement and to serve as a director, if elected. In the event that any nominee withdraws, or for any reason is unable to serve as a director, the proxies will be voted for such other person as may be designated by the Nominating Committee as a substitute nominee, but in no event will proxies be voted for more than nine nominees. The Nominating Committee has no reason to believe that any nominee will not continue to be a candidate or will not serve if elected.

The Board unanimously recommends a vote "FOR" the election of each of the nominees listed above.

Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has selected Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026, and the Audit Committee and the Board recommend that the stockholders ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2026.

A representative of Deloitte & Touche LLP plans to attend the virtual Annual Meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions. Although ratification is not required, the Board is submitting the appointment of Deloitte & Touche LLP to the stockholders for ratification as a matter of good corporate governance. In the event that the stockholders fail to ratify the appointment, the Audit Committee will consider whether to appoint another independent registered public accounting firm.

The Board unanimously recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.

Independent Registered Public Accounting Firm Fees

The following table sets forth the aggregate fees billed to us by Deloitte & Touche LLP, our independent registered public accounting firm during the periods presented below.

	Year Ended December 31, 2025		Year Ended December 31, 2024	
Audit Fees	$	1,416,561	$	1,334,061
Audit-Related Fees		267,500		110,000
Tax Fees		—		—
All Other Fees		94,000		—
Total	**$**	**1,778,061**	**$**	**1,444,061**

In the above table, in accordance with applicable SEC rules:

- "Audit Fees" are fees billed for professional services rendered by the independent registered public accounting firm for the audit of our annual consolidated financial statements, review of consolidated financial statements included in our Forms 10-Q, and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

- "Audit-Related Fees" are fees billed for assurance and related services performed by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements that are not reported above under "Audit Fees." In 2025 and 2024, these fees were for attest services performed by the independent registered public accounting firm related to financial reporting that are not required by statute or regulation.

- "Tax Fees" are fees billed for professional services rendered by the independent registered public accounting firm for tax compliance, tax advice, and tax planning. There were no such fees incurred in 2025 or 2024.

- "All Other Fees" represent fees billed for ancillary professional services that are not reported above under "Audit Fees," "Audit-Related Fees," or "Tax Fees." Fees incurred in 2025 were for services related to establishing a System and Organization Controls reporting framework. There were no such fees incurred in 2024.

Audit Committee Pre-Approval Policies and Procedures

It is the policy of the Audit Committee to pre-approve all audit and permitted non-audit services proposed to be performed by our independent registered public accounting firm. The Audit Committee reviewed and pre-approved all of the services performed by Deloitte & Touche LLP during 2025. The process for such pre-approval is typically as follows: Audit Committee pre-approval is sought at one of the Audit Committee's regularly scheduled meetings following the presentation of information at such meeting detailing the particular services proposed to be performed. The authority to pre-approve audit and non-audit services may be delegated by the Audit Committee to the Chair of the Audit Committee, who shall present any decision to pre-approve an activity to the full Audit Committee at the first regular meeting following such decision. None of the services described above were approved by the Audit Committee pursuant to the exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

The Audit Committee has reviewed the non-audit services provided by Deloitte & Touche LLP and has determined that the provision of such services is compatible with maintaining Deloitte & Touche LLP's independence.

Proposal No. 3: Re-approval of the Regional Management Corp. 2024 Long-Term Incentive Plan (As Amended and Restated Effective as of May 14, 2026)

Summary of the Proposed Amendments

The Board and the Compensation Committee have unanimously approved the amendment and restatement of the Regional Management Corp. 2024 Long-Term Incentive Plan (the "2024 Plan"), subject to stockholder approval at the Annual Meeting. References in this proposal to the "2024 Plan" also refer to the 2024 Long-Term Incentive Plan, as proposed to be amended and restated effective as of May 14, 2026, unless the context indicates otherwise.

The material changes to the 2024 Plan, as proposed to be amended and restated, include:

- an increase in the number of shares of common stock that may be issued under the 2024 Plan from 381,000 shares to 813,014 shares (i.e. a proposal for the authorization of 432,014 additional or "new" shares), which will be in addition to those shares that were available for the grant of awards as of the 2024 Plan effective date (May 16, 2024) (the "Plan

Effective Date") under the Regional Management Corp. 2015 Stock Incentive Plan, as amended and restated (the "2015 Plan") plus any shares subject to an award granted under the 2015 Plan, which award is forfeited, cash-settled, cancelled, terminated, expires, or lapses for any reason after the Plan Effective Date without the issuance of shares or pursuant to which such shares are forfeited, and further subject to adjustment as described in the 2024 Plan;

- a corresponding increase in the maximum number of shares of common stock that may be issued under the 2024 Plan pursuant to the grant of incentive stock options from 381,000 to 813,014, subject to adjustment as described in the 2024 Plan;

- a revision to the non-employee director award limit to include cash-denominated awards granted under the 2024 Plan; and

- the elimination of the ability to provide for installment vesting during the one-year minimum vesting period with respect to awards granted under the 2024 Plan on or after May 14, 2026.

If the 2024 Plan, as proposed to be amended and restated, is not approved by our stockholders, the 2024 Plan in its current form will remain in effect, subject to Board authority to approve plan amendments in the future that do not require stockholder approval.

The following discussion describes the principal features of the 2024 Plan, as proposed to be amended and restated. This summary, however, does not purport to be a complete description of all of the provisions of the 2024 Plan. It is qualified in its entirety by reference to the full text and terms of the 2024 Plan (as proposed to be amended and restated), a copy of which is attached hereto as Appendix A. An electronic copy of the 2024 Plan, prior to its proposed amendment and restatement, is accessible via the SEC's website at www.sec.gov as an exhibit to our Current Report on Form 8-K filed with the SEC on May 20, 2024. Stockholders should refer to the 2024 Plan for more complete and detailed information about the 2024 Plan.

Background and Purpose of the 2024 Plan

The Board believes that our equity compensation program, as implemented under the 2024 Plan, is critical to our continued ability to attract top talent and retain and motivate our employees, directors, and independent contractors. In fiscal 2025, long-term equity-based incentive award opportunities accounted for approximately 64% of the target total direct compensation of Mr. Beck, our former President and Chief Executive Officer, and an average of approximately 42% of the target total direct compensation of each of our NEOs (excluding our current and former Chief Executive Officers). Approval of the 2024 Plan, as proposed to be amended and restated, will promote a closer alignment of the interests of our employees, directors, and independent contractors with those of Regional and our stockholders as well as provide us the necessary flexibility to compete for their services. The Board believes that the 2024 Plan effectively aligns the interests of plan participants with those of our stockholders by linking a portion of the participants' compensation directly to increases in stockholder value. We have a long history of linking pay to our long-term stock performance for a broad group of employees. If the 2024 Plan, as proposed to be amended and restated, is not approved by the stockholders, the Company may lack sufficient shares under the 2024 Plan in future years to grant to our employees to achieve our recruiting and retention objectives, which are essential to our continued success. While the 2024 Plan and our Annual Incentive Plan permit cash-settled awards, we believe it would be more prudent, to the extent practicable, to conserve our cash so it will be available for future growth opportunities. Equity-based awards are a key element of our overall compensation program because they align employee and stockholder interests while having a smaller impact than increased cash compensation (including grants of cash-based awards) would have on current income and cash flow.

Eligibility

Awards under the 2024 Plan may be granted to selected employees, directors, and independent contractors of Regional or its affiliates in the discretion of the Administrator (as defined below under "Administration"). As of April 2, 2026, approximately 2,100 employees, eight non-employee directors, and certain of the Company's independent contractors (who have not yet been identified) were eligible to be selected to participate in the 2024 Plan. However, as in previous years, and subject to the Compensation Committee's authority to modify grant practices, we expect that awards will be granted to up to approximately 125 employees annually, including approximately five executive officers of the Company, and the non-employee directors of the Company.

"Best Practices" Integrated into Regional's Equity Compensation Program and the 2024 Plan

The 2024 Plan, as amended and restated, and Regional's compensation practices include many features that the Board believes reflect responsible compensation and governance practices and promote the interests of our stockholders, including:

- *Limitations on Shares Issued.* Assuming the approval of the 2024 Plan, as amended and restated, no more than 813,014 shares will be authorized for issuance under the 2024 Plan (an increase of 432,014 shares), plus any shares (i) remaining available for the grant of awards under the 2015 Plan as of the Plan Effective Date and/or (ii) subject to an award granted

under the 2015 Plan that is forfeited, cash-settled, cancelled, terminated, expires, or lapses for any reason after the Plan Effective Date without the issuance of shares or pursuant to which such shares are forfeited, and further subject to adjustment as described in the 2024 Plan. The 2024 Plan also imposes limitations on the amount of non-employee director awards, which limitation is not proposed to be increased. See "Description of 2024 Plan - Share Limitations" in this proposal below.

- *Efficient Use of Equity*. We are committed to the efficient use of equity awards and are mindful to ensure that our equity compensation program does not overly dilute our existing stockholders. To that end, the Compensation Committee considers potential stockholder dilution, including burn rate and overhang, in the design and administration of equity awards.

- *No Discounted Stock Options or SARs and Limit on Option and SAR Terms*. Stock options and SARs must have an exercise price or base price, as applicable, equal to or greater than the fair market value of our common stock (which is generally defined to be the closing sales price of our common stock on the date of grant). In addition, the term of an option or SAR cannot exceed 10 years.

- *No Annual "Evergreen" Provision*. The 2024 Plan requires stockholder approval of any additional authorization of shares (other than adjustments for anti-dilution purposes) and does not provide for an annual replenishment of shares under a plan "evergreen" provision.

- *No Stock Option or SAR Repricings Without Stockholder Approval*. The 2024 Plan prohibits the repricing of stock options or SARs without the approval of stockholders. This 2024 Plan provision applies to (i) direct repricings (lowering the exercise price of an option or the base price of an SAR), (ii) indirect repricings (exchanging an outstanding option or SAR that is underwater in exchange for cash, options, or SARs with an option price or base price less than that applicable to the original option or SAR, or for another equity award), and (iii) any other action that would be treated as a repricing under applicable stock exchange rules (subject to anti-dilution adjustments).

- *Minimum One-Year Vesting Requirement*. Awards granted under the 2024 Plan are subject to a minimum vesting period of one year, with no installment vesting permitted during such first year with respect to awards granted on or after May 14, 2026.

- *Long-Term Vesting Practices*. Employee equity awards under the 2024 Plan typically consist of (i) performance- and service-based restricted stock units ("PRSUs") and (ii) service-based restricted stock awards ("RSAs"). For the fiscal year ended December 31, 2025, PRSUs and RSAs each represented approximately one-half of each of our NEO's long-term incentive award opportunities, excluding for Mr. Beck (who, in 2025, received an RSU in lieu of an RSA) and Mr. Lamba (who received an inducement RSA in lieu of participating in the Company's long-term incentive program in 2025). Although the Compensation Committee retains discretion to determine the vesting periods for awards and the types of awards that we may grant, typically, our PRSUs and RSAs are earned and vested over a three-year period, and the shares subject to PRSUs are subject to an additional one-year holding period following the vesting date. We believe that our vesting and award practices are responsible and further Regional's incentive and retention objectives.

- *Automatic Exercise of Expiring "In-the-Money" Options and SARs*. The 2024 Plan provides for the automatic exercise of any portion of expiring options or SARs for which the exercise price is less than fair market value, and the participant will receive the net number of shares or compensation payable, as applicable, resulting from the net settlement of the exercise price and any applicable withholding taxes due.

- *Prudent Change of Control Provisions*. The 2024 Plan includes prudent "change of control" triggers such as requiring a change in beneficial ownership of more than 50% of our voting stock or consummation (rather than stockholder approval) of a significant merger or other transaction in order for a "change of control" to be deemed to have occurred. In addition, the 2024 Plan generally provides that awards will vest upon a change of control only if (i) awards are not assumed, substituted, or continued, or (ii) even if such awards are assumed, substituted, or continued, a participant's employment is terminated without cause or for good reason within specified time periods related to the change of control, unless an employment agreement, change in control agreement, award agreement, or similar arrangement provides otherwise. In the case of performance-based awards, the awards will be deemed earned based on actual performance as of the effective date of the change in control, unless otherwise provided in an individual award agreement.

- *Forfeiture and Clawback*. The 2024 Plan authorizes the Administrator to require forfeiture and/or recoupment of plan benefits if a participant engages in certain types of detrimental conduct and to require that a participant be subject to our compensation recovery policies or similar policies that are applicable to the participant or that are imposed under an award agreement, other agreement or arrangement, and/or applicable laws. We maintain robust clawback policies which, depending upon the particular facts and circumstances, may apply to awards and shares issued under the 2024 Plan.

- *Stock Ownership Guidelines.* Regional's directors and executive officers are subject to robust minimum stock ownership guidelines.

- *Independent Committee*. The 2024 Plan is administered by the Compensation Committee. All members of the Compensation Committee qualify as "independent" under NYSE listing standards and as "non-employee directors" under Rule 16b-3 adopted under the Exchange Act.

- *No Dividends or Dividend Equivalents on Unearned Awards*. Dividends and dividend equivalents on awards issued under the 2024 Plan may only be paid if and to the extent the award has vested or been earned.

- *Limits on Transferability of Awards*. The 2024 Plan does not permit options or other awards to be transferred for value or other consideration.

- *Conservative Share Counting Provisions for Options and SARs*. The 2024 Plan imposes conservative counting and share recycling provisions for options and SARs. For instance, shares subject to options and SARs (or options and SARs granted under the 2015 Plan) that are tendered or withheld to satisfy tax withholding requirements or for payment of an option or SAR exercise price (or 2015 Plan option or SAR exercise price), shares not issued or delivered in connection with net settlement of an outstanding option or SAR (or 2015 Plan option or SAR), and shares repurchased on the open market with the proceeds of the option price of an option will not be added back for reuse under the 2024 Plan.

- *Limitation on Non-Employee Director Awards.* The 2024 Plan provides that the maximum number of shares subject to awards granted during any 12-month period to a non-employee director, together with any cash-denominated awards granted under the 2024 Plan during such 12-month period and any cash fees paid during the 12-month period for service as a non-employee director, may not exceed $600,000 in total value (calculating the value of awards based on the fair market value per share on the grant date).

- *Prohibition Against Hedging and Pledging*. Regional's employees and directors are prohibited under our insider trading policy from engaging in pledging or hedging transactions involving Regional securities (other than broker-assisted "cashless" exercise or settlement of awards granted under our equity incentive plans).

Shares Reserved for Issuance Under the 2024 Plan

The maximum aggregate number of shares that we may issue pursuant to awards granted under the 2024 Plan, as proposed to be amended and restated, may not exceed the sum of (i) 813,014 shares of common stock (an increase of 432,014 shares), plus (ii) any shares remaining available for the grant of awards under the 2015 Plan as of the Plan Effective Date, plus (iii) any shares subject to an award granted under the 2015 Plan, which award is forfeited, cash-settled, cancelled, terminated, expires, or lapses for any reason without the issuance of shares or pursuant to which such shares are forfeited (in each case, subject to adjustment for anti-dilution purposes as provided in the 2024 Plan). Of the amount described in the preceding sentence, no more than 813,014 shares may be issued under the 2024 Plan pursuant to the grant of incentive stock options (subject to adjustment for anti-dilution purposes as described below).

In addition, under the 2024 Plan, in any 12-month period, the maximum number of shares of common stock subject to awards granted to any non-employee director will not exceed $600,000 in total value (taken together with any cash-denominated awards granted under the 2024 Plan during such 12-month period and any cash fees paid during such 12-month period to such non-employee director).

If an award is canceled, terminates, expires, is forfeited, or lapses for any reason, any such unissued or forfeited shares subject to the award will again be available for issuance pursuant to awards granted under the 2024 Plan. The following also are not included in calculating the 2024 Plan share limitations described above: (i) awards which are settled in cash, (ii) dividends, including dividends paid in shares, or dividend equivalents paid in cash in connection with outstanding awards, and (iii) any shares withheld or delivered to satisfy any tax withholding requirements in connection with the vesting or earning of an award (or a 2015 Plan award) other than an option or a SAR in accordance with plan terms. If the full number of shares subject to an award other than an option or a SAR is not issued for any reason, only the number of shares issued and delivered will be considered for purposes of determining the number of shares remaining available for issuance pursuant to awards granted under the 2024 Plan.

The following shares may not again be made available for issuance as awards under the 2024 Plan: any shares (i) withheld or delivered to satisfy the tax withholding requirements for or pay the exercise price related to an option or SAR (or 2015 Plan option or SAR), (ii) not issued or delivered as a result of the net settlement of an option or SAR (or 2015 Plan option or SAR), (iii) withheld or delivered to pay the exercise price related to an option or SAR (or 2015 Plan option or SAR), or (iv) repurchased on the open market with proceeds of an option price of an option. In addition, (i) shares issued under the 2024 Plan through the settlement, assumption, or substitution of outstanding awards granted by another entity or obligations to grant future awards as a condition of or in connection

with a merger, acquisition, or similar transaction involving Regional acquiring another entity will not reduce the maximum number of shares available for delivery under the 2024 Plan, and (ii) available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the 2024 Plan and will not reduce the maximum number of shares available under the 2024 Plan, subject, in the case of both (i) and (ii), to applicable stock exchange listing requirements.

The number of shares reserved for issuance under the 2024 Plan, the participant award limitations, and the terms of outstanding awards may be adjusted in the event of an adjustment in the capital structure of Regional (such as adjustments due to a merger, stock split, stock dividend, or similar event), as provided in the 2024 Plan.

On April 2, 2026, the closing sales price of the common stock as reported on NYSE was $33.12 per share.

Additional Information Regarding Equity Awards

Outstanding Awards and Share Reserves. The following table provides additional information, as of April 2, 2026, regarding outstanding equity awards and shares available for future awards under the (i) 2015 Plan, (ii) the 2024 Plan, and (iii) the Inducement Awards provided for in Mr. Lamba's Offer Letter. As of April 2, 2026, there were a total of 9,329,776 shares of our common stock outstanding.

Equity Plan/Stand-Alone Grant	Total Shares Underlying Outstanding Stock Options (#)	Weighted Average Exercise Price of Outstanding Stock Options ($)	Weighted Average Remaining Contractual Life of Outstanding Stock Options (Years)	Total Shares Underlying Outstanding Unvested, Performance-Based Restricted Stock Units(1) (#)	Total Shares Underlying Outstanding Unvested, Time-Based Restricted Stock Awards(2) (#)	Total Shares Underlying Outstanding Unvested, Time-Based Restricted Stock Units (#)	Total Shares Currently Available for Grant (#)
2015 Long Term Incentive Plan(3)	364,422	24.53	3.68	107,483	4,494	—	—
2024 Long Term Incentive Plan	—	—	—	271,242	296,030	51,356	468,986
Inducement Awards(4)	—	—	—	—	9,121	—	110,879(5)
Total	**364,422**	**24.53**	**3.68**	**378,725**	**309,645**	**51,356**	**579,865**

_____

(1) Share amounts are determined based upon the target number of shares that may be delivered pursuant to these performance-based awards.

(2) These shares are included in the Company's outstanding share count.

(3) Represents underlying outstanding options granted under the 2015 Plan. No additional awards may be granted under the 2015 Plan.

(4) Mr. Lamba was appointed President and Chief Executive Officer effective as of November 10, 2025. In connection with his appointment, the Compensation Committee approved a form of Restricted Stock Award Agreement (Inducement Grant) and a form of Performance Restricted Stock Unit Award Agreement (Inducement Grant) (together, the "Inducement Agreements") for the Inducement Awards to be made pursuant to his Offer Letter. The maximum aggregate number of shares reserved and available for issuance under the Inducement Agreements pursuant to a Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 10, 2025 (the "Inducement Award Form S-8") is 120,000.

(5) This number reflects the maximum aggregate number of shares reserved and available for issuance under the Inducement Agreements pursuant to the Inducement Award Form S-8, less the number of shares issued pursuant to Mr. Lamba's 2025 Inducement RSA. The Offer Letter provides for: (i) Mr. Lamba's 2025 Inducement RSA, which was granted November 10, 2025 for 9,121 shares of Common Stock and (ii) for 2026, as an inducement to have Mr. Lamba accept the employment offer from the Company, long-term incentive awards having a grant date fair value totaling $2,500,000, granted 50% as a PRSU to vest on December 31, 2028 upon the achievement of performance criteria established by the Compensation Committee and 50% as an RSA to vest in equal installments on December 31, 2026, December 31, 2027, and December 31, 2028, subject to Mr. Lamba's continued employment from the grant date until the applicable vesting date and the terms of the Inducement Agreements, which awards have not been granted as of April 2, 2026. Any shares not required to fulfill the Inducement Awards will be de-registered.

Historical Annual Share Usage. The following table provides, for each of the past three fiscal years, information regarding (i) full-value, performance-based equity awards granted, vested, and forfeited/canceled; (ii) full-value, time-based equity awards granted, vested, and forfeited; and (iii) appreciation awards (stock options) granted, exercised, and forfeited. The table provides aggregate share totals for all such awards from all plans to all plan participants (including, but not limited to, our executive officers).

	Shares Underlying Full-Value, Performance-Based Equity Awards(1) (#)	Shares Underlying Full-Value, Time-Based Equity Awards(2) (#)	Shares Underlying Option Awards(3) (#)
Non-Vested as of December 31, 2022	**284,327**	**147,818**	**52,768**
Granted in 2023	270,995	191,952	—
Vested in 2023	164,909	165,469	52,658
Forfeited in 2023	26,061	10,484	110
Non-Vested as of December 31, 2023	**364,352**	**163,817**	**—**
Granted in 2024	137,939	315,573	—
Vested in 2024	123,789	156,604	—
Forfeited in 2024	36,512	6,944	—
Non-Vested as of December 31, 2024	**341,990**	**315,842**	**—**
Granted in 2025	134,938	321,456	—
Vested in 2025	94,971	240,840	—
Forfeited in 2025	3,232	16,325	—
Non-Vested as of December 31, 2025	**378,725**	**380,133**	**—**

_____

(1) The shares reflected in this column are subject to PRSUs. The number of shares represents the target number of shares that the participants may earn under the associated performance-based award agreements. For information regarding the terms, conditions, and vesting requirements of the PRSUs, see "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards" above.

(2) The shares reflected in this column were made in the form of RSAs, excepting a service-based RSU award granted to Mr. Beck in 2025 in the amount of 50,437 shares. At the time of the grant of the RSAs, the associated shares were added to and included in the Company's total number of outstanding shares. For information regarding the terms, conditions, and vesting requirements of the RSAs and RSUs, see "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards" above.

(3) The shares reflected in this column were made in the form of nonqualified stock options.

Burn Rate. Our annual burn rate for fiscal 2025 was 4.42%. Burn rate provides a measure of the potential dilutive impact of our annual equity award program and is defined as the number of shares granted under the Company's equity plan during the year divided by the basic weighted average shares outstanding. The Company's three-year average burn rate was 4.26%.

Overhang. Our Board recognizes the impact of dilution on our stockholders and has evaluated the share request carefully in the context of the need to motivate and retain our leadership team and other employees and to ensure that they are focused on our strategic priorities. Our total fully-diluted overhang as of April 2, 2026 was 15.3%. If the additional 432,014 shares proposed to be authorized for grant under the amended and restated 2024 Plan are included in the calculation, our overhang would be 18.5%. In this context, fully-diluted overhang is calculated as the sum of grants outstanding and shares available for future awards (numerator) divided by the sum of the numerator and basic common shares outstanding, with all data effective as of April 2, 2026. The Board believes that this number of shares of common stock represents a reasonable amount of potential equity dilution, which will allow us to continue awarding the equity awards that are vital to our equity compensation program.

Administration

The 2024 Plan is administered by the Compensation Committee, subject to the Board's ability to elect to administer the 2024 Plan in whole or in part. Each member of the Compensation Committee is independent under applicable SEC Rule 16b-3 and NYSE listing standards. The Board and the Compensation Committee are referred to in this discussion collectively as the "Administrator."

Subject to the terms of the 2024 Plan, the Administrator's authority includes but is not limited to the authority to: (i) determine all matters relating to awards, including selection of individuals to be granted awards, the types of awards, the number of shares of common stock, if any, subject to an award, and the terms, conditions, restrictions, and limitations of an award; (ii) prescribe the form or forms of agreements evidencing awards granted under the 2024 Plan; (iii) establish, amend, and rescind rules and regulations for the administration of the 2024 Plan; (iv) correct any defect, supply any omission, or reconcile any inconsistency in the 2024 Plan or in any award or award agreement; and (v) construe and interpret the 2024 Plan and awards and award agreements made under the

2024 Plan, interpret rules and regulations for administering the 2024 Plan, and make all other determinations deemed necessary or advisable for administering the 2024 Plan. The Administrator also has the authority to adjust or modify performance factors, criteria, or other terms or conditions of awards in response to or in anticipation of extraordinary items, transactions, events, or developments impacting Regional or its financial statements, changes in applicable law, or as otherwise provided in the 2024 Plan. In certain circumstances, the Administrator may delegate to one or more officers of Regional or a subcommittee comprised of one or more Compensation Committee members the authority to grant awards, and to make other determinations under the 2024 Plan with respect to such awards, to persons who are not directors or officers subject to Section 16 under the Exchange Act.

Under the 2024 Plan, all awards granted to participants are subject to a minimum vesting (or earning) period of one year (for clarity, with no installment vesting during such first year with respect to awards granted on or after May 14, 2026). Notwithstanding the foregoing, the Administrator may provide for (i) acceleration of vesting of all or a portion of an award in the event of the participant's death, disability, retirement, or a qualifying termination, or other termination of employment or service, or, in certain circumstances, upon a change of control of Regional; (ii) the grant of an award without a minimum vesting period or with a shorter minimum vesting period, but only with respect to awards for no more than an aggregate of five percent of the total number of authorized shares of common stock authorized for issuance under the 2024 Plan; and (iii) the grant of (A) awards to participants that have different vesting terms in the case of awards that are substituted for other equity awards in connection with mergers or similar transactions, (B) awards as an inducement to be employed by Regional or its affiliates or to replace forfeited awards from a former employer, or (C) awards in exchange for foregone cash compensation. In addition, non-employee directors are also subject to a minimum vesting period commencing with the date on which such non-employee director is elected or appointed to the Board and ending on the earlier of the one year anniversary of the grant date of the award or the date of the next annual meeting following such non-employee director's election or appointment to the Board (so long as the period between the date of the annual meeting of the Company's stockholders related to the grant date and the date of the next annual meeting of the Company's stockholders is not less than 50 weeks).

Amendment and Termination

The 2024 Plan and awards may be amended or terminated at any time by the Board, subject to the following: (i) stockholder approval is required of any 2024 Plan amendment if approval is required by applicable law, rule, or regulation; and (ii) an amendment or termination of an award may not materially adversely affect the rights of a participant without the participant's consent (except as otherwise provided in the 2024 Plan). In addition, except for anti-dilution adjustments or in connection with a change in control, stockholder approval is required to amend the terms of outstanding options or SARs to reduce the option price or base price of such outstanding options or SARs; exchange outstanding options or SARs for cash, for options or SARs with an option price or base price that is less than the option price or base price of the original option or SAR, or for other equity awards at a time when the original option or SAR has an option price or base price, as the case may be, above the fair market value of the common stock; or take other action with respect to options or SARs that would be treated as a repricing under the rules of the principal stock exchange on which shares of our common stock are listed. The Administrator may adjust awards upon the occurrence of certain events, if the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2024 Plan, if necessary or appropriate to comply with applicable laws, rules, or regulations or as otherwise provided in the 2024 Plan.

Awards

The types of awards authorized under the 2024 Plan are described below and include: restricted awards in the form of RSAs and RSUs; options in the form of incentive options and/or nonqualified options; SARs in the form of freestanding SARs (as defined below) and/or related SARs (as defined below); performance awards in the form of performance shares and performance units; phantom stock awards; other stock-based awards; and dividend equivalent awards. Subject to the terms of the 2024 Plan, the Administrator has broad authority to determine the terms and conditions of awards.

Restricted Awards. Under the terms of the 2024 Plan, the Administrator may grant restricted awards to participants in such numbers, upon such terms and at such times as the Administrator determines. Restricted awards may be in the form of RSAs or RSUs that are subject to certain conditions, which conditions must be met in order for such award to vest or be earned, in whole or in part, and no longer subject to forfeiture. RSAs are payable in shares of common stock. RSUs may be payable in cash or shares of common stock, or partly in cash and partly in shares of common stock, in accordance with the terms of the 2024 Plan and the discretion of the Administrator.

Performance Awards. Under the terms of the 2024 Plan, the Administrator may grant performance awards to participants upon such terms and conditions and at such times as the Administrator determines. Performance awards may be in the form of performance shares or performance units. An award of a performance share is a grant of a right to receive shares of common stock or the cash value thereof (or a combination of both) that is contingent upon the achievement of performance or other objectives during a specified

period and that has a value on the date of grant equal to the fair market value (as determined in accordance with the 2024 Plan) of a share of common stock. An award of a performance unit is a grant of a right to receive shares of common stock or a designated dollar value amount of common stock that is contingent upon the achievement of performance or other objectives during a specified period, and that has an initial value established by the Administrator at the time of grant.

Options. The 2024 Plan authorizes the grant of both incentive options and nonqualified options, both of which are exercisable for shares of our common stock, although incentive options may only be granted to our employees. The Administrator will determine the option price at which a participant may exercise an option. The option price must be no less than 100% of the fair market value per share of our common stock on the date of grant, or 110% of the fair market value with respect to incentive options granted to an employee who owns stock representing more than 10% of the total voting power of all classes of our stock or stock of our parent or subsidiary corporation, if any (except for certain options assumed or substituted in a merger or other transaction where the option price is adjusted in accordance with applicable tax regulations).

The Administrator will determine the term and conditions of an option and the period or periods during which, and conditions pursuant to which, a participant may exercise an option. The option term may not exceed 10 years, or five years with respect to incentive stock options granted to an employee who possesses more than 10% of the total combined voting power of all classes of our stock or stock of our parent or subsidiary corporation, if any. Options are generally subject to certain restrictions on exercise if the participant terminates employment or service unless an award agreement or the Administrator provides otherwise.

Stock Appreciation Rights. Under the terms of the 2024 Plan, SARs may be granted to the holder of an option (a "related option") with respect to all or a portion of the shares of common stock subject to the related option (a "related SAR") or may be granted separately (a "freestanding SAR"). The consideration to be received by the holder of an SAR may be paid in cash, shares of common stock (valued at fair market value on the date of the SAR exercise), or a combination of cash and shares of common stock, as determined by the Administrator. The holder of an SAR is entitled to receive from us, for each share of common stock with respect to which the SAR is being exercised, consideration equal in value to the excess, if any, of the fair market value of a share of common stock on the date of exercise over the base price per share of such SAR. The base price may be no less than the fair market value per share of the common stock on the date the SAR is granted (except for certain SARs assumed or substituted in a merger or other transaction where the base price is adjusted in accordance with applicable tax regulations).

A SAR may not be exercised more than 10 years after it was granted, or such shorter period as may apply to related options in the case of related SARs. SARs generally are subject to certain restrictions on exercise if the participant terminates employment or service unless an award agreement provides otherwise.

Phantom Stock Awards. Under the terms of the 2024 Plan, the Administrator may grant phantom stock awards to participants in such numbers, upon such terms and conditions, and at such times as the Administrator may determine. An award of phantom stock is an award of a number of hypothetical share units with respect to shares of our common stock, with a value based on the fair market value of a share of common stock (unless the Administrator determines otherwise). Payment in settlement of a phantom stock award may be made in cash, shares of common stock, or a combination of cash and stock, as determined by the Administrator.

Other Stock-Based Awards. The Administrator may grant other stock-based awards to one or more eligible individuals, which may be valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock or awards for shares of common stock. Such other stock-based awards include, but are not limited to, awards granted in lieu of bonus, salary, or other compensation, awards granted with vesting or performance conditions, and awards granted without being subject to vesting or performance conditions. Other stock-based awards may be settled in cash or shares of common stock (or a combination of both), as determined by the Administrator.

Dividends and Dividend Equivalent Rights. The Administrator may provide that awards granted under the 2024 Plan (other than options and SARs) earn dividends or dividend equivalent rights ("dividend equivalents"); however, dividends and dividend equivalents (whether paid in cash or shares of common stock), if any, on unearned or unvested awards may not be paid (even if accrued) unless and until the underlying award (or portion thereof) has vested or been earned.

Change of Control

Under the terms of the 2024 Plan, the following provisions will apply in the event of a change of control (except to the extent, if any, otherwise required under Code Section 409A or provided in an award agreement):

- To the extent that the successor or surviving company in the change of control event does not assume or substitute for an award (or in which Regional is the ultimate parent corporation and does not continue the award) on substantially similar terms or with substantially equivalent economic benefits as awards outstanding under the Plan (as determined by the Administrator), (i) all outstanding options and SARs will become fully vested and exercisable, whether or not then otherwise

vested and exercisable; and (ii) any restrictions, including but not limited to the restriction period, performance period, and/or performance factors or criteria applicable to any award other than options or SARs will be deemed to have been met, and such awards will be deemed fully vested, earned, and payable to the fullest extent of the original grant of the award; provided that, in the case of a performance-based award, such awards will be deemed earned based on actual performance as of the effective date of the change of control, unless otherwise provided in an award agreement.

- In addition, in the event that an award is substituted, assumed, or continued, the award will become vested (and, in the case of options and SARs, exercisable), and any restrictions, including but not limited to the restriction period, performance period, and/or performance factors or criteria applicable to any award other than options or SARs will be deemed to have been met, and such awards will become fully vested, earned, and payable to the fullest extent of the original award (provided that, in the case of performance awards, such awards will be deemed earned based on actual performance as of the date of the change of control, unless otherwise provided in an award agreement), if the employment or service of the participant is terminated within six months before the effective date of the change of control (in which case vesting will not occur until the effective date of the change of control) or one year after the effective date of a change of control, if such termination of employment or service (i) is by Regional not for cause or (ii) is by the participant for good reason.

- Notwithstanding the above, and unless an award agreement provides otherwise, in the event that a participant has entered into or is a participant in a change in control, employment, consulting, or other similar plan or agreement with or established by Regional, the participant will be entitled to the greater of the benefits provided upon a change in control of Regional under the 2024 Plan or the respective plan or agreement, and such agreement or agreement will not be construed to reduce the benefits provided to a participant under the 2024 Plan.

Transferability

Incentive options are not transferable other than by will or the laws of intestate succession or, in the Administrator's discretion, transfers (for no consideration) as may otherwise be permitted in accordance with Code Section 422 and related regulations. Nonqualified options are not transferable other than by will or the laws of intestate succession, except for transfers (for no consideration) if and to the extent permitted by the Administrator in a manner consistent with the registration provisions of the Securities Act of 1933, as amended. Restricted awards, SARs, performance awards, phantom stock awards, and other stock-based awards generally are not transferable other than transfers (for no consideration) by will or the laws of intestate succession, and participants may not sell, transfer, assign, pledge, or otherwise encumber shares subject to an award until the award has vested and all other conditions established by the Administrator have been met.

Forfeiture and Recoupment

As noted above, the 2024 Plan authorizes the Administrator to require forfeiture and recoupment of plan benefits if a participant engages in certain types of detrimental conduct and also requires that a participant be subject to and comply with Regional's Dodd-Frank Act Compensation Recoupment (Clawback) Policy and Supplemental Compensation Recoupment (Clawback) Policy or similar policies that may apply to the participant or be imposed under an award agreement, other agreement or arrangement, and/or applicable laws.

Certain United States Federal Income Tax Consequences

The following summary generally describes the principal U.S. federal (and not foreign, state or local) income tax consequences of awards granted under the 2024 Plan as of the date of this proxy statement. The summary is general in nature and is not intended to cover all tax consequences that may apply to a particular employee or to Regional. The provisions of the Code and related regulations concerning these matters are complicated and their impact in any one case may depend upon the particular circumstances. Tax laws are subject to change. Generally, all amounts taxable as ordinary income to participants under the 2024 Plan in respect of awards are deductible by Regional as compensation income at the same time the participant recognizes the ordinary income for tax purposes, subject to the provisions of the Code, including the limitations of Section 162(m) of the Code.

Incentive Options. Incentive options granted under the 2024 Plan are intended to qualify as incentive stock options under Code Section 422. Pursuant to Code Section 422, the grant and exercise of an incentive stock option generally will not result in taxable income to the participant (with the possible exception of alternative minimum tax liability) if the participant does not dispose of shares received upon exercise of such option less than one year after the date of exercise and two years after the date of grant, and if the participant has continuously been our employee from the date of grant to three months before the date of exercise (or 12 months in the event of death or disability). However, the excess of the fair market value of the shares received upon exercise of the incentive option over the option price for such shares generally will constitute an item of adjustment in computing the participant's alternative minimum taxable income for the year of exercise. Thus, certain participants may increase their federal income tax liability as a result of the exercise of an incentive option under the alternative minimum tax rules of the Code.

We generally will not be entitled to a deduction for income tax purposes in connection with the exercise of an incentive option. Upon the disposition of shares acquired upon exercise of an incentive option, the participant will be taxed on the amount by which the amount realized upon such disposition exceeds the option price, and such amount will be treated as capital gain or loss.

If the holding period requirements for incentive option treatment described above are not met, the participant will be taxed as if he or she received compensation in the year of the disposition. The participant must treat gain realized in the premature disposition as ordinary income to the extent of the lesser of: (i) the fair market value of the stock on the date of exercise minus the option price or (ii) the amount realized on disposition of the stock minus the option price. Any gain in excess of these amounts may be treated as capital gain.

Pursuant to the Code and the terms of the 2024 Plan, in no event can there first become exercisable by a participant in any one calendar year incentive options granted by Regional with respect to shares having an aggregate fair market value (determined at the time an option is granted) greater than $100,000. To the extent an incentive option granted under the 2024 Plan exceeds this limitation, it will be treated as a nonqualified option. In addition, no incentive option may be granted to an individual who owns, immediately before the time that the option is granted, stock possessing more than 10% of the total combined voting power of all classes of stock of Regional, unless the option price is equal to or exceeds 110% of the fair market value of the stock and the option period does not exceed five years.

Nonqualified Options. The grant of a nonqualified option should not result in taxable income to a participant or a tax deduction to Regional. The difference between the fair market value of the stock on the date of exercise and the option price will constitute taxable ordinary income to the participant on the date of exercise. The participant's basis in shares of common stock acquired upon exercise of an option will equal the option price plus the amount of income taxable at the time of exercise. Any subsequent disposition of the stock by the participant will be taxed as a capital gain or loss to the participant, and will be long-term capital gain or loss if the participant has held the stock for more than one year at the time of sale.

Stock Appreciation Rights. For federal income tax purposes, the grant of an SAR should not result in taxable income to a participant or a tax deduction to Regional. Upon exercise, the amount of cash and fair market value of shares received by the participant, less cash or other consideration paid (if any), is taxed to the participant as ordinary income.

Restricted Stock Awards. The grant of a restricted stock award will not result in taxable income to the participant or a tax deduction to Regional for federal income tax purposes, unless the restrictions on the stock do not present a substantial risk of forfeiture or the award is transferable, as defined under Code Section 83. In the year that the restricted stock is no longer subject to a substantial risk of forfeiture, or the award is transferable, the fair market value of such shares at such date and any cash amount awarded, less cash or other consideration paid (if any), will be included in the participant's ordinary income as compensation, except that, in the case of restricted stock issued at the beginning of the restriction period, the participant may elect to include in his or her ordinary income as compensation at the time the restricted stock is awarded, the fair market value of such shares at such time, less any amount paid for the shares.

Restricted Stock Units, Performance Awards, Phantom Stock Awards, Other Stock-Based Awards and Dividend Equivalents. The grant of an RSU, performance award, phantom stock award, other stock-based awards or a dividend equivalent award generally should not result in taxable income to the participant or a tax deduction to Regional for federal income tax purposes. However, the participant will recognize income on account of the settlement of such award. The income recognized by the participant at that time will be equal to any cash that is received and the fair market value of any common stock that is received in settlement of the award.

Code Section 409A. Awards granted under the 2024 Plan may be subject to Code Section 409A and related regulations and other guidance. Code Section 409A imposes certain requirements on compensation that is deemed under Code Section 409A to involve deferred compensation. If Code Section 409A applies to the 2024 Plan or any award, and the 2024 Plan and award do not, when considered together, satisfy the requirements of Code Section 409A during a taxable year, the participant will have ordinary income in the year of non-compliance in the amount of all deferrals subject to Code Section 409A to the extent that the award is not subject to a substantial risk of forfeiture. The participant will be subject to an additional tax of 20% on all amounts includable in income and may also be subject to interest charges under Code Section 409A. Subject to certain reporting requirements, we will be entitled to an income tax deduction with respect to the amount of compensation includable as income to the participant. We do not have any responsibility to take, or to refrain from taking, any actions in order to achieve a certain tax result for any participant.

Tax Withholding. Generally, a participant will be required to pay Regional in cash the amount of any tax or other amount required by any governmental authority to be withheld and paid over by Regional to such authority for the account of the recipient. Alternatively, the Administrator may in its discretion establish procedures to permit a recipient to satisfy such obligation in whole or in part, and any local, state, federal, foreign, or other income tax obligations relating to an award, by electing to deliver to Regional shares of common stock held by the participant (which are fully vested and not subject to any pledge or other security interest) or to

have Regional withhold shares of common stock from the shares to which the recipient is otherwise entitled. Under the 2024 Plan, the number of shares to be withheld or delivered will have a fair market value (as determined pursuant to the 2024 Plan) as of the date that the amount of tax to be withheld is determined as nearly as equal as possible to, but not exceeding (unless otherwise permitted by the Administrator in a manner in accordance with applicable laws, rules, and regulations and applicable accounting principles), the amount of such obligations being satisfied.

New Plan Benefits

Awards made under the 2024 Plan are made at the Compensation Committee's discretion. Accordingly, it is not possible to determine at this time the amount of awards that will be granted in the future under the 2024 Plan. The table below summarizes awards granted under the 2024 Plan during the fiscal year ended December 31, 2025, to our named executive officers, all current executive officers as a group, all current directors who are not executive officers as a group, and all employees of Regional other than executive officers, including all current officers who are not executive officers, as a group. The closing price per share of our common stock on April 2, 2026 was $33.12. Additional information regarding grants made under the 2024 Plan in fiscal year 2025 may be found above under the heading "Compensation Discussion and Analysis Elements of Compensation – Long Term Incentive Awards."

Name and Position	Shares Underlying Restricted Stock Awards Granted (#)	Shares Underlying Restricted Stock Units Granted(1) (#)
Lakhbir S. Lamba(2), President and Chief Executive Officer	—	—
Robert W. Beck, Former President and Chief Executive Officer	—	108,352
Harpreet Rana, Executive Vice President and Chief Financial and Administrative Officer	16,644	19,111
Brian J. Fisher, Executive Vice President and Chief Strategy and Development Officer	5,632	6,467
Manish Parmar, Executive Vice President and Chief Credit Risk Officer	7,565	8,687
Catherine R. Atwood, Senior Vice President, General Counsel, and Secretary	7,397	8,494
All current executive officers as a group (five persons)(3)	37,238	42,759
All current directors who are not executive officers, as a group(4)	39,852	—
All employees, including current officers who are not executive officers, as a group(5)	184,768	142,616

_____

(1) The number of shares set forth in the table above, excluding 50,437 service-based RSU awards granted to Mr. Beck, represents the target number of shares that the participants may earn under the associated PRSU award agreements.

(2) Mr. Lamba has not received any awards under the 2024 Plan. During the fiscal year ended December 31, 2025, Mr. Lamba received an RSA for 9,121 shares of Company common stock as an inducement award pursuant to a stand-alone RSA agreement upon his appointment.

(3) These amounts exclude awards made under the 2024 Plan to Mr. Beck, our former President and Chief Executive Officer. No amounts are included for Mr. Lamba, our current President and Chief Executive Officer, as he did not receive any awards under the 2024 Plan during the fiscal year ended December 31, 2025. In lieu of participation in the long-term incentive program for 2025, Mr. Lamba received an RSA for 9,121 shares of Company common stock as a stand-alone inducement award in connection with his appointment as President and Chief Executive Officer.

(4) These amounts exclude awards made to Messrs. Lamba and Beck, our current and former President and Chief Executive Officer, respectively.

(5) These amounts include awards made to Mr. Beck, our former President and Chief Executive Officer.

In addition, through April 2, 2026, the number of shares subject to stock-settled awards granted (without regard to vesting or exercise, and forfeiture or cancellation) under the 2024 Plan since its inception are as follows for the named executive officers, the non-employee directors, and the following groups: Mr. Lamba (none); Mr. Beck (218,773); Ms. Rana (68,513); Mr. Fisher (36,943); Mr. Parmar (36,311); Ms. Atwood (31,496); Mr. Palomares (11,394); Ms. Booth (5,159); Mr. Brown (8,872); Mr. Campos (10,180); Ms. Contreras-Sweet (10,180); Mr. Dunn (9,526); Mr. Freiberg (10,180); Dr. Johnson (9,526); all current executive officers as a group

(173,263); all current directors who are not executive officers as a group (including nominees for director) (75,017); and all employees (including all current officers who are not executive officers) as a group (649,919).

The Board believes that approval of the amended and restated 2024 Plan is in the best interests of Regional in order to continue the purposes of our equity compensation program and provide competitive incentives for eligible participants. The Board believes that substantial equity ownership encourages management to take actions favorable to the long-term interests of Regional and its stockholders. Accordingly, equity-based compensation makes up a significant portion of the overall compensation of executive officers, directors, and many other employees. The Board believes that the adoption of the amended and restated 2024 Plan will allow us to continue the use of equity compensation as a component of a competitive, but measured, overall compensation program.

The Board unanimously recommends a vote "FOR" the approval of the amended and restated 2024 Plan.

Proposal No. 4: Advisory Vote to Approve Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our stockholders have the opportunity to cast an advisory vote to approve the compensation of our NEOs as disclosed pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables in this Proxy Statement (a "Say-on-Pay Vote"). Taking into consideration the most recent voting results from our 2024 Annual Meeting concerning the frequency of the Say-on-Pay Vote, we determined that we will continue to hold an annual Say-on-Pay Vote until our 2030 Annual Meeting of Stockholders.

The Compensation Committee oversees the development of a compensation program designed to attract, retain, and motivate executives who enable us to achieve our strategic and financial goals. The Compensation Discussion and Analysis, the compensation tables, and the accompanying narrative disclosure illustrate the trends in compensation and the application of our compensation philosophies and practices for the years presented. We encourage stockholders to read the Compensation Discussion and Analysis, which describes the details of our executive compensation program and the decisions made by the Compensation Committee in 2025.

The Compensation Committee believes that our executive compensation program achieves an appropriate balance between fixed compensation and variable incentive compensation, pays for performance, and promotes an alignment between the interests of our NEOs and our stockholders. Accordingly, we are asking our stockholders to vote "FOR" the non-binding advisory resolution approving the compensation of our NEOs, including as described in the Compensation Discussion and Analysis, compensation tables, and the accompanying narrative discussion.

Because your vote is advisory, it will not be binding upon us, the Compensation Committee, or the Board. However, the Compensation Committee and the Board value the opinions of our stockholders and will take the outcome of the vote into account when considering future executive compensation arrangements.

The Board unanimously recommends a vote "FOR" the advisory approval of the compensation of our named executive officers.

OTHER INFORMATION

Audit Committee Report

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. The Audit Committee operates under a written charter, a copy of which is available on our Investor Relations website, *www.regionalmanagement.com*. This report reviews the actions taken by the Audit Committee with regard to our financial reporting process during the fiscal year ended December 31, 2025, and particularly with regard to the audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024, and 2023.

The Audit Committee is composed solely of independent directors under existing New York Stock Exchange listing standards and Securities and Exchange Commission ("SEC") requirements. None of the committee members is or has been an officer or employee of the Company or any of our subsidiaries or has engaged in any business transaction or has any business or family relationship with the Company or any of our subsidiaries or affiliates. In addition, the Board of Directors has determined that Ms. Julie Booth and Messrs. Steven J. Freiberg and Carlos Palomares are "audit committee financial experts," as defined by SEC rules.

Our management has the primary responsibility for our financial statements and reporting process, including the systems of internal controls. The independent auditors are responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes and to select annually the accountants to serve as our independent auditors for the coming year. The Audit Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to fulfill its oversight responsibilities under the Audit Committee's charter. To carry out its responsibilities, the Audit Committee met five times during the fiscal year ended December 31, 2025.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, including a discussion of the quality, rather than just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee also discussed our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, rather than just the acceptability, of our accounting principles, and has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. In addition, the Audit Committee discussed with the auditors their independence from management and the Company, including the matters in the written disclosures and the letter required by the PCAOB regarding the independent auditors' communications with the Audit Committee regarding independence. The Audit Committee also considered whether the provision of services during the fiscal year ended December 31, 2025, by the auditors that were unrelated to their audit of the consolidated financial statements referred to above and to their reviews of our interim consolidated financial statements during the fiscal year is compatible with maintaining their independence.

Additionally, the Audit Committee discussed with the independent auditors the overall scope and plan for their audit. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, for filing with the SEC. This report of the Audit Committee has been prepared by members of the Audit Committee.

Members of the Audit Committee:

Roel C. Campos (Chair)
Julie Booth
Steven J. Freiberg
Carlos Palomares

February 18, 2026

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the close of trading on April 2, 2026, of: (i) each person known by us to beneficially own more than five percent of our common stock; (ii) each of our directors; (iii) each of our NEOs; and (iv) all of our directors and executive officers, as a group. For purposes of the following and the accompanying footnotes, references to "executive officers" include our NEOs.

Name	Shares Beneficially Owned(1)	
	Number	Percentage
Forager Fund, LP(2)	1,040,469	11.2%
Basswood Capital Management, L.L.C.(3)	852,088	9.1%
Dimensional Fund Advisors LP(4)	759,118	8.1%
BlackRock, Inc.(5)	675,650	7.2%
Julie Booth	5,159	*
Jonathan D. Brown (6)	31,411	*
Roel C. Campos	115,154	1.2%
Maria Contreras-Sweet	35,867	*
Michael R. Dunn	103,109	1.1%
Steven J. Freiberg(7)	190,667	2.0%
Sandra K. Johnson	19,350	*
Carlos Palomares	69,910	*
Lakhbir S. Lamba	9,121	*
Robert W. Beck(8)	172,103	1.8%
Harpreet Rana(9)	66,882	*
Catherine R. Atwood(10)	51,259	*
Brian J. Fisher(11)	97,495	1.0%
Manish Parmar(12)	74,136	*
All directors and executive officers, as a group (14 persons)	**1,041,623**	**10.9%**

_____

* Amount represents less than 1.0%

(1) Applicable percentage of ownership is based upon 9,329,776 shares of our common stock outstanding on April 2, 2026. Beneficial ownership is determined in accordance with SEC rules and includes voting and investment power with respect to shares shown as beneficially owned. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the shares and percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person or entity. Except as otherwise indicated, the persons or entities listed in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The address for all directors and officers listed in the table is c/o Regional Management Corp., 979 Batesville Road, Suite B, Greer, SC 29651.

(2) The information reported is based on a Schedule 13G/A filed with the SEC on June 11, 2025, reporting: (i) sole power of Forager Fund, LP ("FFLP") to vote or direct the vote and to dispose or direct the disposition of 1,040,469 shares; (ii) sole power of Forager Capital Management, LLC ("FCM") to vote or direct the vote and to dispose or direct the disposition of 1,040,469 shares; (iii) the shared power of Edward Kissel to vote or direct the vote and to dispose or direct the disposition of 1,040,469 shares; and (iv) the shared power of Robert MacArthur to vote or direct the vote and to dispose or direct the disposition of 1,040,469 shares. The business address of FFLP, FCM, Mr. Kissel, and Mr. McArthur is 2025 3rd Ave. N, Suite 350, Birmingham, AL 35203.

(3) The information reported is based on a Form 4 filed with the SEC on February 24, 2026, reporting (i) shared power of Basswood Capital Management, L.L.C. ("Basswood") to vote or direct the vote and to dispose or direct the disposition of 852,088 shares; (ii) shared power of Basswood Opportunity Partners, LP ("BOP") to vote or direct the vote and to dispose of or direct the disposition of 261,307 shares; (iii) shared power of Basswood Strategic Financial Fund, LP ("BSFF") to vote or direct the vote and to dispose of or direct the disposition of 968 shares; (iv) shared power of Basswood Financial Fund, LP ("BFF LP") to vote or direct the vote and to dispose of or direct the disposition of 103,611 shares; (v) shared power of Basswood Financial Fund, Ltd. ("BFF LTD.") to vote or direct the vote and to dispose of or direct the disposition of 4,908 shares; (vi) shared power of Basswood Financial Long Only Fund, LP ("BFLOF" and, together with BOP, BSFF, BFF LP, and BFF LTD., the "Funds") to vote or direct the vote and to dispose of or direct the disposition of 24,277 shares; (vii) shared power of certain separate managed accounts managed by Basswood (the "Managed Accounts") to vote or direct the vote and to dispose of or direct the disposition of 425,606 shares; (viii) shared power of Matthew Lindenbaum to vote or direct the vote and to dispose of or direct the disposition of 852,088 shares; and (ix) shared

power of Bennett Lindenbaum to vote or direct the vote and to dispose of or direct the disposition of 852,088 shares. Matthew Lindenbaum and Bennett Lindenbaum are the Managing Members of Basswood and may be deemed to have a pecuniary interest in the shares held directly or indirectly by the Managed Accounts and the Funds. The information also includes 31,411 shares held by Mr. Brown, a partner at Basswood, who serves on the Board pursuant to the Cooperation Agreement (as amended by the Letter Agreement) described in detail below in the section entitled "Other Information – Certain Relationships and Related Person Transactions." As a result, Basswood is a "director-by-deputization" solely for the purposes of Section 16 of the Exchange Act. Pursuant to Rule 16a-1 of the Exchange Act, Basswood may be deemed to be a beneficial owner of the shares of common stock issued to Mr. Brown. The business address of Basswood is 645 Madison Avenue, 10th Floor, New York, NY 10022.

(4) The information reported is based on a Schedule 13G/A filed with the SEC on February 9, 2024, reporting the sole power of Dimensional Fund Advisors LP ("Dimensional") to vote or direct the vote of 745,809 shares and the sole power of Dimensional to dispose or direct the disposition of 759,118 shares. The business address of Dimensional is 6300 Bee Cave Road, Building One, Austin, TX 78746.

(5) The information reported is based on a Schedule 13G/A filed with the SEC on February 7, 2025, reporting the sole power of BlackRock, Inc. ("BlackRock") to vote or direct the vote of 664,769 shares and the sole power of BlackRock to dispose or direct the disposition of 675,650 shares. The business address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(6) Mr. Brown is a partner at Basswood, serving on the Board pursuant to the Cooperation Agreement (as amended by the Letter Agreement) described in detail below in the section entitled "Other Information – Certain Relationships and Related Person Transactions – Cooperation Agreement." As a result, Basswood is a "director-by-deputization" solely for the purposes of Section 16 of the Exchange Act. Pursuant to Rule 16a-1 of the Exchange Act, Basswood may be deemed to be a beneficial owner of the shares of common stock issued to Mr. Brown.

(7) Mr. Freiberg holds 138,219 shares directly. Additional shares stated are owned by (i) Neena Freiberg (Mr. Freiberg's wife) (30,000 shares), and (ii) the Neena Freiberg Irrevocable Trust, of which Mr. Freiberg is trustee (22,448 shares).

(8) The amount stated includes 131,019 shares subject to options either currently exercisable or exercisable within 60 days of April 2, 2026, over which Mr. Beck will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Beck and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(9) The amount stated includes 17,371 shares subject to options either currently exercisable or exercisable within 60 days of April 2, 2026, over which Ms. Rana will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Ms. Rana and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(10) The amount stated includes 7,317 shares subject to options either currently exercisable or exercisable within 60 days of April 2, 2026, over which Ms. Atwood will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Ms. Atwood and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(11) The amount stated includes 61,293 shares subject to options either currently exercisable or exercisable within 60 days of April 2, 2026, over which Mr. Fisher will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Fisher and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(12) The amount stated includes 18,109 shares subject to options either currently exercisable or exercisable within 60 days of April 2, 2026, over which Mr. Parmar will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Parmar and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

Delinquent Section 16(a) Report

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than ten percent of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of common stock. Based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, we

believe that during fiscal year 2025 and the period thereafter through the date of this proxy statement, all Section 16(a) filing requirements applicable to those reporting persons were timely complied with by such persons, except that one Form 4 was not timely filed for one transaction for Roel Campos due to an administrative error.

Certain Relationships and Related Person Transactions

Cooperation Agreement

On January 26, 2018, we entered into a Cooperation Agreement (the "Cooperation Agreement") with Basswood, pursuant to which we appointed Jonathan D. Brown to the Board, effective as of January 26, 2018. On November 28, 2022, the parties entered into a letter agreement amending certain provisions of the Cooperation Agreement, as described in more detail below (the "Letter Agreement").

Pursuant to the Cooperation Agreement, as amended, Mr. Brown is required to, at all times while serving as a member of the Board, comply with all policies, procedures, processes, codes, rules, standards, and guidelines applicable to non-employee Board members. In addition, the Cooperation Agreement, as amended by the Letter Agreement, provides that Mr. Brown must offer to resign from the Board if (i) Basswood and its affiliates, collectively, no longer beneficially own an aggregate "net long position" of the lesser of 7.5% of our outstanding shares of common stock or 718,657 shares of our common stock (subject to adjustment for stock splits, reverse stock splits, stock dividends, and similar adjustments), or (ii) Basswood fails to comply with or breaches any of the terms of the Cooperation Agreement in any material respect and, if capable of being cured, such material breach or failure has not been cured within 15 days after receipt by Basswood of written notice from us specifying such material breach or failure, provided that we are not in material breach of the Cooperation Agreement at such time. The Cooperation Agreement also provides that, if requested by Basswood, we are obligated to appoint Mr. Brown to any existing or newly created committee of the Board that may be designated to oversee or review strategic alternatives (including an extraordinary transaction).

In the Cooperation Agreement, in addition to certain confidentiality and non-disparagement provisions, Basswood has agreed to various customary standstill provisions for the duration of the Standstill Period (as defined below), which provide, among other things, that Basswood and its affiliates will not (i) acquire beneficial ownership of 19.9% or more of the outstanding shares of our common stock; (ii) participate in a proxy solicitation with respect to the voting of any shares of our common stock; (iii) submit a proposal for or offer of any extraordinary transaction or propose a change in the structure, size, or composition of the Board or executive officers of the Company; or (iv) subject to certain exceptions for open market and underwritten transactions, sell shares of our common stock to a third party or group that to Basswood's knowledge would result in such third party or group owning 5% or more of the outstanding shares of our common stock.

Basswood has also agreed that, during the Standstill Period, it will cause the shares of our common stock beneficially owned by it and its affiliates to be voted (i) in favor of each director nominated by the Board for election, and (ii) in accordance with the Board's recommendations on all other matters; provided that Basswood and its affiliates may vote their shares of our common stock in their sole discretion with respect to (a) a proposal to authorize or approve an extraordinary transaction, (b) matters related to the implementation of takeover defenses, (c) new or amended incentive compensation plans submitted for stockholder approval, or (d) any other proposal if either Institutional Shareholder Services Inc. or Glass Lewis & Co., LLC do not recommend voting in accordance with the Board's recommendation with respect to such proposal (other than with respect to the election or removal of directors) at any annual or special meeting of stockholders.

Pursuant to the Cooperation Agreement, the "Standstill Period" was initially defined to mean the period commencing on January 26, 2018 and ending on the earliest of (i) 12:01 a.m. (New York time) on the date that is 20 days prior to the nomination deadline for the 2019 annual meeting of stockholders (the "2019 Annual Meeting"), (ii) if we fail to comply with or breach any of the terms of the Cooperation Agreement in any material respect and, if capable of being cured, such material breach or failure has not been cured within 15 days after receipt by us of written notice from Basswood specifying such material breach or failure, provided that Basswood is not in material breach of the Cooperation Agreement at such time, (iii) the consummation of an extraordinary transaction following which consummation the director designated by Basswood no longer serves on the Board, and (iv) a reorganization of the Company under any federal or state law relating to bankruptcy or insolvency. However, the Cooperation Agreement provides that if we provide written notice to Basswood that we will nominate a director designated by Basswood for election to the Board at the 2019 Annual Meeting or for any annual meeting of stockholders of the Company subsequent thereto (each, an "Applicable Meeting") at least 20 days prior to the nomination deadline for such Applicable Meeting and Basswood has agreed in advance to such nomination, then the Standstill Period will be automatically extended until the date that is 20 days prior to the nomination deadline for the annual stockholders meeting subsequent to such Applicable Meeting. Accordingly, we have provided timely written notice to Basswood that we would nominate a director designated by Basswood for election to the Board at each Applicable Meeting to date, which has extended the Standstill Period until the date that is 20 days prior to the nomination deadline for the 2027 Annual Meeting.

The Cooperation Agreement, as amended, terminates upon the expiration of the Standstill Period (subject to any extensions as provided in the Cooperation Agreement), provided that the confidentiality provisions of the Cooperation Agreement will survive for a period of 18 months following the date upon which no director designated by Basswood serves as a director of the Company.

Basswood Stock Purchase

On November 21, 2025, the Company purchased directly from Basswood, our largest stockholder, 27,000 shares of our common stock at a price of $37.00. The dollar amount involved in the transaction and Basswood's interest in the transaction was approximately $1,000,000. This repurchase by the Company was made pursuant to the Company's stock repurchase program and was ratified by the Audit Committee in accordance with our related person policy.

Statement of Policy Regarding Transactions with Related Persons

Our Board has adopted a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel, or other person designated by our Board, any "related person transaction" (defined as any transaction that is anticipated and would be reportable by us under Item 404(a) of Regulation S-K, which includes transactions in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel, or such other person, will then promptly communicate that information to our Board or the Audit Committee. No related person transaction will be executed without the approval or ratification of the Audit Committee. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest and provide all material information he or she has concerning the related person transaction to the Audit Committee. Our policy does not specify the standards to be applied by directors in determining whether or not to approve or ratify a related person transaction, and we accordingly anticipate that these determinations will be made in accordance with principles of Delaware law generally applicable to directors of a Delaware corporation. In determining whether to approve or ratify a related person transaction, the Board may consider such facts and circumstances as it deems appropriate, including (i) the benefits to us; (ii) the availability of other sources for comparable products or services; (iii) the terms of the proposed related person transaction; and (iv) the terms available to unrelated third parties or to employees generally in an arms-length negotiation.

Indemnification of Directors and Officers

Our Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"). In addition, our Amended and Restated Certificate of Incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, or other party.

Proposals by Stockholders

Under certain conditions, stockholders may request that we include a proposal at a forthcoming meeting of our stockholders in our proxy materials for such meeting. Under SEC Rule 14a-8, any stockholder desiring to present such a proposal to be acted upon at the 2027 Annual Meeting and included in the proxy materials for such meeting must ensure that we receive the proposal at our principal executive office in Greer, South Carolina by December 10, 2027, in order for the proposal to be eligible for inclusion in our proxy statement and proxy card relating to such meeting.

If a stockholder desires to propose any business at an annual meeting of stockholders, even if the proposal or proposed director candidate is not to be included in our proxy statement, our Bylaws provide that the stockholder must deliver or mail timely advance written notice of such business to our principal executive office. Under our Bylaws, to be timely, a stockholder's notice generally must be delivered to our Corporate Secretary at our principal executive offices not later than the 90th day before the first anniversary of the date of the preceding year's annual meeting and not earlier than the 120th day prior to such anniversary. However, in the event that the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Each item of business must be made in accordance with, and must include the information required by, our Bylaws, our Corporate Governance Guidelines, and any other applicable law, rule, or regulation. Assuming that the date of the 2027 Annual Meeting is not advanced or delayed in the manner described above, the required notice for the 2027 Annual Meeting would need to be provided to us not earlier than January 14, 2027 and not later than February 13, 2027.

In addition, stockholders who intend to solicit proxies in support of director nominees for election at the 2027 Annual Meeting other than the Company's nominees must comply with the procedures in our Bylaws.

Householding of Annual Meeting Materials

Some banks, brokers, and other nominee record holders may be participating in the practice of "householding" annual reports and proxy statements. This means that only one copy of our Annual Report on Form 10-K and Proxy Statement, as applicable, may have been sent to multiple stockholders in the same household. We will promptly deliver a separate copy of our Annual Report on Form 10-K and Proxy Statement, as applicable, to any stockholder upon request submitted in writing to us at the following address: Regional Management Corp., 979 Batesville Road, Suite B, Greer, South Carolina, 29651, Attention: Corporate Secretary, or by calling (864) 448-7000. Any stockholder who wants to receive separate copies of our Annual Report on Form 10-K and Proxy Statement in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should contact his or her bank, broker, or other nominee record holder, or contact us at the above address and telephone number.

Other Business

The Board is not aware of any matters, other than those specified above, to come before the Annual Meeting for action by the stockholders. However, if any matter requiring a vote of the stockholders should be duly presented for a vote at the Annual Meeting, then the persons named in the proxy card intend to vote such proxy in accordance with their best judgment.

Proxy Statement

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APPENDIX A

REGIONAL MANAGEMENT CORP.

2024 LONG-TERM INCENTIVE PLAN

(AS AMENDED AND RESTATED EFFECTIVE AS OF MAY 14, 2026)

1.   Definitions

In addition to other terms defined herein or in an Award Agreement or other applicable instrument, the following terms shall have the meanings given below:

a.   Administrator means the Board and, upon its delegation of all or part of its authority to administer the Plan to the Committee, the Committee.

b.   Affiliate means any Parent or Subsidiary of the Company, and also includes any other business entity which is controlled by, under common control with, or controls the Company; provided, however, that the term "Affiliate" shall be construed in a manner in accordance with the registration provisions of applicable federal securities laws if and to the extent required.

c.   Applicable Law means any applicable laws, rules, or regulations (or similar guidance), including but not limited to the General Corporation Law of the State of Delaware, the Securities Act, the Exchange Act, the Code, and the listing or other rules of any applicable stock exchange.

d.   Award means, individually or collectively, a grant under the Plan of an Option (including an Incentive Option or a Nonqualified Option); a SAR (including a Related SAR or a Freestanding SAR); a Restricted Award (including a Restricted Stock Award or a Restricted Stock Unit Award); a Performance Award (including a Performance Share Award or a Performance Unit Award); a Phantom Stock Award; an Other Stock-Based Award; a Dividend Equivalent Award; and/or any other award granted under the Plan.

e.   Award Agreement means an award agreement (which may be in written or electronic form, in the Administrator's discretion, and which includes any amendment or supplement thereto) between the Company and a Participant specifying the terms, conditions, and restrictions of an Award granted to the Participant. An Award Agreement may also state such other terms, conditions, and restrictions, including but not limited to terms, conditions, and restrictions applicable to shares of Common Stock or any other benefit underlying an Award, as may be established by the Administrator.

f.   Base Price means, with respect to a SAR, the initial price assigned to the SAR.

g.   Board or Board of Directors means the Board of Directors of the Company.

h.   Cause means, unless the Administrator determines otherwise, a Participant's termination of employment or service resulting from the Participant's (i) termination for "Cause" as defined under any Award Agreement, or employment, change in control, consulting, or other similar plan or agreement with or established by the Company or an Affiliate that is applicable to the Participant, if any, or (ii) if the Participant is not a participant in or has not entered into any such plan or agreement or if any such plan or agreement does not define "Cause," then "Cause" shall mean: (A) the Participant's engagement in misconduct which is materially injurious to the Company or its Affiliates, (B) the Participant's continued refusal to substantially perform his or her duties to the Company, (C) the Participant's repeated dishonesty in the performance of his or her duties to the Company, (D) the Participant's commission of an act or acts constituting any (x) fraud against, or misappropriation or embezzlement from, the Company or any of its Affiliates, (y) crime involving moral turpitude, or (z) offense that could result in a jail sentence of at least one year, or (E) the Participant's material breach of any confidentiality, non-solicitation, or non-competition covenant entered into between the Participant and the Company. The determination of "Cause" shall be made by the Administrator and its determination shall be final and conclusive. Without in any way limiting the effect of the foregoing, for purposes of the Plan and an Award, a Participant's employment or service shall also be deemed to have terminated for Cause if, after the Participant's employment or service has terminated, facts and circumstances are discovered that would have justified, in the opinion of the Administrator, a termination for Cause.

i.   A Change of Control shall (except as may be otherwise required, if at all, under Code Section 409A) be deemed to have occurred on the earliest of the following dates:

i.   The date any entity or person shall have become the beneficial owner of, or shall have obtained voting control over, more than fifty percent (50%) of the total voting power of the Company's then outstanding voting stock;

ii.   The date of the consummation of (A) a merger, consolidation, recapitalization, or reorganization of the Company (or similar transaction involving the Company), in which the holders of the Common Stock immediately prior to the transaction have voting control over less than fifty percent (50%) of the voting securities of the surviving corporation immediately after such transaction, or (B) the sale or disposition of all or substantially all the assets of the Company;

iii.   The date there shall have been a change in a majority of the Board within a 12-month period unless the nomination for election by the Company's stockholders or the appointment of each new Director (other than as a result of any settlement of a proxy or consent solicitation contest or any action taken to avoid such a contest) was approved by the vote of two-thirds or more of the members of the Board (or a committee of the Board, if nominations are approved by a Board committee rather than the Board) then still in office who were in office at the beginning of the 12-month period; or

iv.   The date on which the stockholders of the Company approve of a complete liquidation or dissolution of the Company to the extent that stockholder approval is required by Applicable Law.

For the purposes herein, the term "person" shall mean any individual, corporation, partnership, group, association, or other person, as such term is defined in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, other than the Company, a Subsidiary of the Company, or any employee benefit plan(s) sponsored or maintained by the Company or any Subsidiary thereof, and the term "beneficial owner" shall have the meaning given the term in Rule 13d-3 under the Exchange Act.

For the purposes of clarity, a transaction shall not constitute a Change of Control if its principal purpose is to change the state of the Company's incorporation, create a holding company that would be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction, or is another transaction of other similar effect.

Notwithstanding the preceding provisions of this Section 1(i), in the event that any Awards granted under the Plan are deemed to be deferred compensation subject to (and not exempt from) the provisions of Code Section 409A, then distributions related to such Awards to be made upon a Change of Control may be permitted, in the Administrator's discretion (if and to the extent permitted under Code Section 409A), upon the occurrence of one or more of the following events (as they are defined and interpreted under Code Section 409A): (A) a change in the ownership of the Company; (B) a change in effective control of the Company; or (C) a change in the ownership of a substantial portion of the assets of the Company, as such terms are defined and interpreted under Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, in its discretion (subject to any Code Section 409A considerations), to determine whether a Change of Control of the Company has occurred, the date of the occurrence of such Change of Control, and any incidental matters related thereto.

j.   <u>Code</u> means the Internal Revenue Code of 1986, as amended, or any successor thereto. Any reference herein to a specific Code section shall be deemed to include all related regulations or other guidance with respect to such Code section.

k.   <u>Committee</u> means the Human Resources and Compensation Committee of the Board (or a subcommittee thereof), or such other committee of the Board (including, without limitation, the full Board) to which the Board has delegated power to act under or pursuant to the provisions of the Plan. For clarity, the term "Committee" includes the Board (or subcommittee of the Committee or other committee of the Board) if exercising the authority of the Committee under the Plan.

l.   <u>Common Stock</u> means the common stock of Regional Management Corp., $0.10 par value, or any successor securities thereto.

m.   <u>Company</u> means Regional Management Corp., a Delaware corporation, together with any successor thereto. In the Administrator's discretion, the term "Company" may also refer to the Company and any or all of its Affiliates.

n.   <u>Consultant</u> means an independent contractor, consultant, or advisor providing services (other than capital-raising services) to the Company or an Affiliate.

o.   <u>Director</u> means a member of the Board.

p.   Disability shall, except as may be otherwise determined by the Administrator (taking into account any Code Section 409A considerations), as applied to any Participant, have the meaning given in any Award Agreement, employment, change in control, consulting, or other similar plan or agreement with or established by the Company or an Affiliate that is applicable to the Participant, or, if the Participant is not a participant in or has not entered into any such plan or agreement or if such plan or agreement does not define "Disability," "Disability" shall mean the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death, or which has lasted or can be expected to last for a continuous period of not less than 12 months. The Administrator shall have authority to determine if a Disability has occurred.

q.   Dividend Equivalent Award shall mean a right granted to a Participant pursuant to Section 13 to receive the equivalent value (in cash or shares of Common Stock) of dividends paid on Common Stock.

r.   Effective Date means the effective date of the Plan, as provided in Section 4.

s.   Employee means any person who is an employee of the Company or any Affiliate (including entities which become Affiliates after the Effective Date of the Plan). For this purpose, an individual shall be considered to be an Employee only if there exists between the individual and the Company or an Affiliate the legal and bona fide relationship of employer and employee (taking into account Code Section 409A considerations if and to the extent applicable); provided, however, that with respect to Incentive Options, "Employee" means any person who is considered an employee of the Company or any Parent or Subsidiary for purposes of Treasury Regulation Section 1.421-1(h) (or any successor provision related thereto).

t.   Exchange Act means the Securities Exchange Act of 1934, as amended, or any successor thereto.

u.   Fair Market Value per share of the Common Stock shall be established in good faith by the Administrator and, unless otherwise determined by the Administrator, the Fair Market Value shall be determined in accordance with the following provisions: (i) if the shares of Common Stock are listed for trading on the New York Stock Exchange, Inc. (the "NYSE") or another national or regional stock exchange, the Fair Market Value shall be the closing sales price per share of the shares on the NYSE or other principal stock exchange on which such securities are listed on the date an Award is granted or other determination is made (such date of determination being referred to herein as a "valuation date"), or, if there is no transaction on such date, then on the trading date nearest preceding the valuation date for which closing price information is available, and, provided further, if the shares are not listed for trading on the NYSE or another stock exchange but are regularly quoted on an automated quotation system (including the OTC Bulletin Board and the quotations published by the OTC Markets Group) or by a recognized securities dealer, the Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such securities dealer on the valuation date, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the valuation date (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or (ii) if the shares of Common Stock are not listed or reported in any of the foregoing, then the Fair Market Value shall be determined by the Administrator based on such valuation measures or other factors as it deems appropriate. Notwithstanding the foregoing, (x) with respect to the grant of Incentive Options, the Fair Market Value shall be determined by the Administrator in accordance with the applicable provisions of Section 20.2031-2 of the Federal Estate Tax Regulations, or in any other manner consistent with Code Section 422; and (y) Fair Market Value shall be determined in accordance with Code Section 409A if and to the extent required.

v.   Freestanding SAR means a SAR that is granted without relation to an Option, as provided in Section 8.

w.   Good Reason means, unless the Administrator determines otherwise, (i) "Good Reason" as defined under any Award Agreement, or employment, change in control, consulting, or other similar plan or agreement with or established by the Company or an Affiliate that is applicable to the Participant, if any, or (ii) if the Participant is not a participant in or has not entered into any such plan or agreement or if any such plan or agreement does not define "Good Reason," then a Participant's termination shall be for "Good Reason" if termination results due to any of the following without the Participant's consent: (A) with respect to Employees, a change caused by the Company in the Participant's duties and responsibilities which is materially inconsistent with the Participant's position at the Company, or a material reduction in the Participant's annual base salary (excluding any reduction in the Participant's salary that is part of a plan to reduce salaries of comparably situated employees of the Company generally); and (B) with respect to Directors in connection with a Change of Control, the Participant's ceasing to serve as a Director, or, if the Company is not the surviving Company in a Change of Control event, a member of the board of directors of the surviving entity, in either case, due to the Participant's failure to be nominated to serve as a director of such entity or the Participant's failure to be elected to serve as a director of such entity, but not due to the Participant's decision not to continue service on the Board of Directors of the Company or the board of directors of the surviving entity, as the case may be; provided that, in any case, notwithstanding anything to the contrary in the

foregoing subparts (i) or (ii), the Participant shall only have "Good Reason" to terminate employment or service following the applicable entity's failure to remedy the act which is alleged to constitute "Good Reason" within thirty (30) days following such entity's receipt of written notice from the Participant specifying such act, so long as such notice is provided within sixty (60) days after such event has first occurred (or after the Participant reasonably should have been aware of the first occurrence of such event). The determination of "Good Reason" shall be made by the Administrator and its determination shall be final and conclusive.

x.   Incentive Option means an Option that is designated by the Administrator as an Incentive Option pursuant to Section 7 and intended to meet the requirements of incentive stock options under Code Section 422.

y.   Nonqualified Option means an Option (or portion thereof) granted under Section 7 that is not intended to qualify (or does not qualify) as an incentive stock option under Code Section 422.

z.   Option means a stock option granted under Section 7 that entitles the holder to purchase from the Company a stated number of shares of Common Stock at the Option Price, and subject to such terms and conditions, as may be set forth in the Plan or an Award Agreement or established by the Administrator.

aa.   Option Period means the term of an Option, as provided in Section 7(d).

bb.   Option Price means the price at which an Option may be exercised, as provided in Section 7(b).

cc.   Other Stock-Based Award means a right, granted to a Participant under Section 12, that relates to or is valued by reference to shares of Common Stock or other Awards relating to shares of Common Stock.

dd.   Parent shall mean a "parent corporation," whether now or hereafter existing, as defined in Code Section 424(e) (or any successor provision thereto).

ee.   Participant means an individual who is an Employee employed by, or a Director or Consultant providing services to, the Company or an Affiliate who satisfies the requirements of Section 6 and is selected by the Administrator to receive an Award under the Plan.

ff.   Performance Award means a Performance Share Award and/or a Performance Unit Award, as provided in Section 10.

gg.   Performance Measures mean one or more performance factors or criteria which may be established by the Administrator with respect to an Award. Performance Measures may be based on such corporate, business unit, division, individual, and/or other performance factors or criteria, whether objective or subjective, as the Administrator in its discretion may deem appropriate. The foregoing criteria may relate to the Company, one or more of its Subsidiaries or other Affiliates, or one or more of its divisions, departments, units, segments, partnerships, joint ventures, or minority investments, facilities, product lines or products, or any combination of the foregoing. The targeted level or levels of performance with respect to such business criteria may be established at such levels and on such terms as the Administrator may determine, in its discretion, including but not limited to on an absolute basis, in relation to performance in a prior performance period, relative to one or more peer group companies or indices, on a per share and/or share per capita basis, on a pre-tax or after-tax basis, and/or any combination thereof.

hh.   Performance Share means an Award granted under Section 10, in an amount determined by the Administrator and specified in an Award Agreement, stated with reference to a specified number of shares of Common Stock, that entitles the holder to receive shares of Common Stock, a cash payment, or a combination of Common Stock and cash (as determined by the Administrator), subject to the terms of the Plan and the terms and conditions established by the Administrator.

ii.   Performance Unit means an Award granted under Section 10, in an amount determined by the Administrator and specified in an Award Agreement, that entitles the holder to receive shares of Common Stock, a cash payment, or a combination of Common Stock and cash (as determined by the Administrator), subject to the terms of the Plan and the terms and conditions established by the Administrator.

jj.   Phantom Stock Award means an Award granted under Section 11, entitling a Participant to a payment in cash, shares of Common Stock, or a combination of cash and Common Stock (as determined by the Administrator), following the completion of the applicable vesting period and compliance with the terms of the Plan and other terms and conditions established by the Administrator.

The unit value of a Phantom Stock Award shall be based on the Fair Market Value of a share of Common Stock unless the Administrator determines otherwise.

kk.   Plan means the Regional Management Corp. 2024 Long-Term Incentive Plan, as it may be amended and/or restated.

ll.   Prior Plan means the Regional Management Corp. 2015 Long-Term Incentive Plan, as amended and restated.

mm.   Qualifying Termination means, unless the Administrator determines otherwise or an Award Agreement provides otherwise, termination of employment or service of a Participant (i) as a result of the Participant's death or Disability, (ii) by the Company and/or its Affiliates without Cause, or (iii) by the Participant for Good Reason.

nn.   Related SAR means a SAR granted under Section 8 that is granted in relation to a particular Option and that can be exercised only upon the surrender to the Company, unexercised, of that portion of the Option to which the SAR relates.

oo.   Restricted Award means a Restricted Stock Award and/or a Restricted Stock Unit Award, as provided in Section 9.

pp.   Restricted Stock Award means an Award of shares of Common Stock granted to a Participant under Section 9. Shares of Common Stock subject to a Restricted Stock Award shall cease to be restricted when, in accordance with the terms of the Plan and the terms and conditions established by the Administrator, the shares vest and become transferable and free of substantial risks of forfeiture.

qq.   Restricted Stock Unit means a Restricted Award granted to a Participant pursuant to Section 9 which is settled, if at all, (i) by the delivery of one share of Common Stock for each Restricted Stock Unit, (ii) in cash in an amount equal to the Fair Market Value of one share of Common Stock for each Restricted Stock Unit, or (iii) in a combination of cash and shares equal to the Fair Market Value of one share of Common Stock for each Restricted Stock Unit, as determined by the Administrator. A Restricted Stock Unit represents the promise of the Company to deliver shares of Common Stock, cash, or a combination thereof, as applicable, at the end of the applicable restriction period if and only to the extent the Award vests and ceases to be subject to forfeiture, subject to compliance with the terms of the Plan and Award Agreement and any other terms and conditions established by the Administrator.

rr.   Retirement shall, except as may be otherwise determined by the Administrator (taking into account any Code Section 409A considerations), as applied to any Participant, have the meaning given such term under any Award Agreement, or any employment, change in control, consulting, or other similar plan or agreement with or established by the Company or an Affiliate that is applicable to the Participant, if any, or if the Participant is not a participant in or has not entered into any such plan or agreement or if such plan or agreement does not define "Retirement," then, unless the Administrator determines otherwise, "Retirement" shall mean, (i) with respect to all Participants, the termination of employment by the Participant on or after either (A) the Participant's attainment of age 65, or (B) the Participant's attainment of age 55 and completion of ten (10) years of service; and (ii) with respect to the Chief Executive Officer only, the termination of employment by the Chief Executive Officer on or after both (A) the Chief Executive Officer's attainment of age 55 and completion of at least five years of service, and (B) the date upon which the sum of the Chief Executive Officer's age plus years of service equals 65. The Administrator shall have authority to determine if a Retirement has occurred.

ss.   SAR means a stock appreciation right granted under Section 8 entitling the Participant to receive, with respect to each share of Common Stock encompassed by the exercise of such SAR, the excess, if any, of the Fair Market Value on the date of exercise over the Base Price, subject to the terms of the Plan and Award Agreement and any other terms and conditions established by the Administrator. References to "SARs" include both Related SARs and Freestanding SARs, unless the context requires otherwise.

tt.   Securities Act means the Securities Act of 1933, as amended, or any successor thereto.

uu.   Subsidiary shall mean a "subsidiary corporation," whether now or hereafter existing, as defined in Code Section 424(f) (or any successor section thereto).

vv.   Termination Date means the date of termination of a Participant's employment or service with the Company or an Affiliate for any reason, as determined by the Administrator (taking into account any Code Section 409A considerations).

2.   Purpose

The purposes of the Plan are to encourage and enable selected Employees, Directors, and Consultants of the Company and its Affiliates to acquire or increase their holdings of Common Stock and other equity-based interests in the Company and/or to provide other incentive awards in order to promote a closer identification of their interests with those of the Company and its stockholders, and to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants upon whose judgment, interest, and special effort the successful conduct of its operation largely depends. These purposes may be carried out through the granting of Awards to selected Participants.

3.   Administration of the Plan

a.   The Plan shall be administered by the Board or, upon its delegation, by the Committee (or a subcommittee thereof). To the extent required under Rule 16b-3 adopted under the Exchange Act, the Committee shall be comprised solely of two or more "non-employee directors," as such term is defined in Rule 16b-3, or as may otherwise be permitted under Rule 16b-3. In addition, Committee members shall qualify as "independent directors" under applicable stock exchange rules if and to the extent required.

b.   Subject to the provisions of the Plan, the Administrator shall have full and final authority in its discretion to take any action with respect to the Plan, including, without limitation, the authority to (i) determine all matters relating to Awards, including selection of individuals to be granted Awards, the types of Awards, the number of shares of Common Stock, if any, subject to an Award, and all terms, conditions, restrictions, and limitations of an Award; (ii) prescribe the form or forms of Award Agreements evidencing any Awards granted under the Plan; (iii) establish, amend and rescind rules and regulations for the administration of the Plan; (iv) correct any defect, supply any omission, or reconcile any inconsistency in the Plan or in any Award or Award Agreement; and (v) construe and interpret the Plan, Awards, and Award Agreements made under the Plan, interpret rules and regulations for administering the Plan, and make all other determinations deemed necessary or advisable for administering the Plan. In addition, (x) the Administrator shall have the authority to accelerate the date that any Award which was not otherwise exercisable, vested, or earned shall become exercisable, vested, or earned in whole or in part without any obligation to accelerate such date with respect to any other Award granted to any recipient; and (y) the Administrator may in its sole discretion modify or extend the terms and conditions for exercise, vesting, or earning of an Award (in each case, taking into account any Code Section 409A considerations). The Administrator's authority to grant Awards and authorize payments under the Plan shall not in any way restrict the authority of the Company to grant compensation to Employees, Directors, or Consultants under any other compensation plan, program, or arrangement of the Company or an Affiliate. The Administrator may determine that a Participant's rights, payments, and/or benefits with respect to an Award (including but not limited to any shares issued or issuable and/or cash paid or payable with respect to an Award) shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment for Cause, violation of policies of the Company or an Affiliate, breach of non-solicitation, non-competition, confidentiality, or other restrictive covenants that may apply to the Participant, other conduct by the Participant that is determined by the Administrator to be detrimental to the business or reputation of the Company or any Affiliate, and/or other circumstances where such reduction, cancellation, forfeiture, or recoupment is required by Applicable Law. Notwithstanding any other provision in the Plan, the Administrator shall have the unilateral right, in its absolute discretion, to reduce or eliminate the amount of an Award granted to any Participant, including an award otherwise earned and payable pursuant to the terms of the Plan. In addition, the Administrator shall have the authority and discretion to establish terms and conditions of Awards (including but not limited to the establishment of subplans) as the Administrator determines to be necessary or appropriate to conform to the applicable requirements or practices of jurisdictions outside of the United States. In addition to action by meeting in accordance with Applicable Law, any action of the Administrator with respect to the Plan may be taken by a written instrument signed by all of the members of the Board or Committee, as appropriate, and any such action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called. All determinations of the Administrator with respect to the Plan and any Award or Award Agreement will be final and binding on the Company and all persons having or claiming an interest in any Award granted under the Plan. No member of the Board or Committee, as applicable, shall be liable while acting as Administrator for any action or determination made in good faith with respect to the Plan, an Award, or an Award Agreement. The members of the Board or Committee, as applicable, shall be entitled to indemnification and reimbursement in the manner and to the fullest extent provided in the Company's certificate of incorporation and/or bylaws and/or pursuant to Applicable Law.

c.   Notwithstanding the provisions of Section 3(b), Awards granted to a Participant under the Plan shall be subject to a minimum vesting (or earning) (collectively, "vesting") period of one year (for clarity, with no installment vesting during such first year with respect to Awards granted on or after May 14, 2026); provided, however, that (i) the Administrator may provide for the acceleration of vesting and/or exercisability of any Award in its discretion, including but not limited to in cases of death, Disability,

Retirement, Qualifying Termination, or other termination of employment or service, or (to the extent provided in Section 14 herein) a Change of Control; (ii) the Administrator may provide for the grant of an Award to any Participant without a minimum vesting period or with a shorter minimum vesting period, but only with respect to Awards for no more than an aggregate of five percent (5%) of the total number of shares of Common Stock authorized for issuance under the Plan pursuant to Section 5(a) herein, upon such terms and conditions as the Administrator shall determine; (iii) the Administrator also may provide for the grant of Awards to Participants that have different vesting terms in the case of Awards that are substituted for other equity awards in connection with mergers, consolidations, or other similar transactions, Awards that are granted as an inducement to be employed by the Company or an Affiliate or to replace forfeited awards from a former employer, or Awards that are granted in exchange for foregone cash compensation; and (iv) with respect to Awards granted to non-employee Directors, the minimum vesting period shall be the period commencing with the date on which such non-employee Director is elected or appointed to the Board, and ending on the earlier to occur of (X) the one year anniversary of the grant date of such Award or (Y) the date of the next annual meeting of the Company's stockholders following such non-employee Director's election or appointment to the Board, so long as the period between the date of the annual meeting of the Company's stockholders related to the grant date and the date of the next annual meeting of the Company's stockholders is not less than 50 weeks.

d.   The Administrator may adjust or modify Performance Measures or other performance factors or criteria or other terms or conditions of Awards due to extraordinary items, transactions, events, or developments, or in recognition of, or in anticipation of, any other unusual or infrequent events affecting the Company or the financial statements of the Company, or in response to, or in anticipation of, changes in Applicable Law, accounting principles, or business conditions, in each case as determined by the Administrator. By way of example but not limitation, the Administrator may provide with respect to any Award that any evaluation of performance shall exclude or otherwise objectively adjust for any specified circumstance or event that occurs during a performance period, including circumstances or events such as the following: (i) asset write-downs or impairment charges; (ii) significant litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting standards or principles, or other laws or regulations; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in then-current accounting principles; (vi) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q; (vii) acquisitions or divestitures; (viii) a change in the Company's fiscal year; (ix) any other specific unusual or infrequent events; and/or (x) foreign exchange gains and losses.

e.   Notwithstanding the other provisions of this Section 3, the Board may expressly delegate to one or more officers of the Company or a special committee consisting of one or more directors who are also officers of the Company the authority, within specified parameters, to grant Awards to eligible Participants, and to make any or all of the determinations reserved for the Administrator in the Plan and summarized in Section 3(b) with respect to such Awards (subject to any restrictions imposed by Applicable Law and such terms and conditions as may be established by the Administrator); provided, however, that, if and to the extent required by Section 16 of the Exchange Act, the Participant, at the time of said grant or other determination is not deemed to be an officer or director of the Company within the meaning of Section 16 of the Exchange Act. To the extent that the Administrator has delegated authority to grant Awards pursuant to this Section 3(e) to an officer(s) and/or a special committee, references to the "Administrator" shall include references to such officer(s) and/or special committee, subject, however, to the requirements of the Plan, Rule 16b-3, and other Applicable Law.

4.   Effective Date

The Effective Date of the Plan shall be May 16, 2024 (the "Effective Date"). The Plan was amended and restated effective May 14, 2026. Awards may be granted on or after the Effective Date, but no Awards may be granted after May 15, 2034. Awards that are outstanding at the end of the Plan term (or such earlier termination date as may be established by the Board pursuant to Section 16(a)) shall continue in accordance with their terms, unless otherwise provided in the Plan or an Award Agreement.

5.   Shares of Stock Subject to the Plan; Award Limitations

a.   *Shares of Stock Subject to the Plan*: Subject to adjustments as provided in Section 5(d), the maximum aggregate number of shares of Common Stock that may be issued pursuant to Awards granted under the Plan shall not exceed the sum of (i) 813,014 shares, plus (ii) any shares remaining available for the grant of awards as of the Effective Date under the Prior Plan, plus (iii) any shares subject to an award granted under the Prior Plan, which award is forfeited, cash-settled, cancelled, terminated, expires, or lapses for any reason after the Effective Date without the issuance of shares or pursuant to which such shares are forfeited. Shares delivered under the Plan shall be authorized but unissued shares, treasury shares, or shares purchased on the open market or by private purchase. The Company hereby reserves sufficient authorized shares of Common Stock to meet the grant of Awards hereunder.

No further awards shall be granted under the Prior Plan on or after the Effective Date, although Prior Plan awards that are outstanding as of such date shall continue in accordance with their terms.

b.   *Award Limitations:* Notwithstanding any provision in the Plan to the contrary, the following limitations shall apply to Awards granted under the Plan, in each case subject to adjustments pursuant to Section 5(d):

i.   The maximum aggregate number of shares of Common Stock that may be issued under the Plan pursuant to the grant of Incentive Options shall not exceed 813,014 shares of Common Stock;

ii.   With respect to non-employee Directors, in any 12-month period, the maximum number of shares of Common Stock subject to Awards granted during any 12-month period to any non-employee Director, taken together with any cash-denominated Awards granted during such 12-month period and any cash fees paid during such 12-month period to such non-employee Director in respect of service as a member of the Board, shall not exceed $600,000 in total value (calculating the value of any such Awards based on the Fair Market Value per share of Common Stock on the date of grant of such an Award).

(For purposes of Section 5(b)(ii), an Option and Related SAR shall be treated as a single Award.)

c.   *Additional Share Counting Provisions*. The following provisions shall apply with respect to the share limitations of Section 5(a):

i.   To the extent that an Award is canceled, terminates, expires, is forfeited, or lapses for any reason, any such unissued or forfeited shares subject to the Award will again be available for issuance pursuant to Awards granted under the Plan.

ii.   Awards settled in cash shall not be counted against the share limitations stated in Section 5(a) herein.

iii.   Dividends, including dividends paid in shares, or dividend equivalents paid in cash in connection with outstanding Awards, shall not be counted towards the share limitations in Section 5(a).

iv.   To the extent that any shares are withheld or delivered to satisfy any tax withholding requirements in connection with the vesting or earning of an Award or a Prior Plan award other than an Option or SAR in accordance with the terms of the Plan, such shares shall not be counted towards the share limitations in Section 5(a).

v.   To the extent that the full number of shares subject to an Award other than an Option or SAR is not issued for any reason, including by reason of failure to achieve maximum performance factors or criteria, only the number of shares issued and delivered shall be considered for purposes of determining the number of shares remaining available for issuance pursuant to Awards granted under the Plan.

vi.   The following shares of Common Stock may not again be made available for issuance as Awards under the Plan: (A) shares withheld or delivered by a Participant to satisfy tax withholding requirements for an Option or SAR or Prior Plan option or SAR; (B) shares not issued or delivered as a result of the net settlement of an outstanding Option or SAR or Prior Plan option or SAR; (C) shares withheld or delivered to pay the exercise price related to an Option or SAR or Prior Plan option or Prior Plan SAR; and (D) shares repurchased on the open market with the proceeds of the Option Price of an Option.

vii.   Further, (A) shares issued under the Plan through the settlement, assumption, or substitution of outstanding awards granted by another entity or obligations to grant future awards as a condition of or in connection with a merger, acquisition, or similar transaction involving the Company acquiring another entity shall not reduce the maximum number of shares available for delivery under the Plan, and (B) available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and will not reduce the maximum number of shares available under the Plan, subject, in the case of both (A) and (B) herein, to applicable stock exchange listing requirements.

d.   *Adjustments; Right to Issue Additional Securities*: If there is any change in the outstanding shares of Common Stock because of a merger, change in control, consolidation, recapitalization, or reorganization or similar transaction or event involving the Company, or if the Board declares a stock dividend, stock split distributable in shares of Common Stock or reverse stock split, other distribution (other than an ordinary or regular cash dividend), or combination or reclassification of the Common Stock, or if there is a

similar change in the capital stock structure of the Company affecting the Common Stock (excluding conversion of convertible securities by the Company and/or the exercise of warrants by their holders), then the number of shares of Common Stock reserved for issuance under the Plan shall be correspondingly adjusted, and the Administrator shall make such adjustments to Awards and/or to any provisions of this Plan as the Administrator deems equitable to prevent dilution or enlargement of Awards or as may otherwise be advisable. Nothing in the Plan, an Award, or an Award Agreement shall limit the ability of the Company to issue additional securities (including but not limited to the issuance of other options or other derivative securities, warrants, additional shares or classes of Common Stock, preferred stock, and/or other convertible securities).

6.   Eligibility

An Award may be granted only to an individual who satisfies all of the following eligibility requirements on the date the Award is granted:

a.   The individual is either (i) an Employee, (ii) a Director, or (iii) a Consultant.

b.   With respect to the grant of Incentive Options, the individual is otherwise eligible to participate under this Section 6, is an Employee of the Company or a Parent or Subsidiary, and does not own, immediately before the time that the Incentive Option is granted, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary. Notwithstanding the foregoing, an Employee who owns more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary may be granted an Incentive Option if the Option Price is at least 110% of the Fair Market Value of the Common Stock and the Option Period does not exceed five years. For this purpose, an individual will be deemed to own stock which is attributable to him or her under Code Section 424(d).

c.   With respect to the grant of substitute awards or assumption of awards in connection with a merger, consolidation, acquisition, reorganization, or similar transaction involving the Company or an Affiliate, the recipient is otherwise eligible to receive the Award and the terms of the Award are consistent with the Plan and Applicable Law (including, to the extent necessary, the federal securities laws registration provisions, Code Section 409A, and Code Section 424(a)).

d.   The individual, being otherwise eligible under this Section 6, is selected by the Administrator as an individual to whom an Award shall be granted (as defined above, a "Participant").

7.   Options

a.   *Grant of Options*: Subject to the limitations of the Plan, the Administrator may in its discretion grant Options to such eligible Participants in such numbers, subject to such terms and conditions, and at such times as the Administrator shall determine. Both Incentive Options and Nonqualified Options may be granted under the Plan, as determined by the Administrator; provided, however, that Incentive Options may only be granted to Employees of the Company or a Parent or Subsidiary. To the extent that an Option is designated as an Incentive Option but does not qualify as such under Code Section 422, the Option (or portion thereof) shall be treated as a Nonqualified Option. An Option may be granted with or without a Related SAR.

b.   *Option Price*: The Option Price per share at which an Option may be exercised shall be established by the Administrator and stated in the Award Agreement evidencing the grant of the Option; provided, that (i) the Option Price of an Option shall be no less than 100% of the Fair Market Value per share of the Common Stock as determined on the date the Option is granted (or 110% of the Fair Market Value with respect to Incentive Options granted to an Employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary, as provided in Section 6(b)); and (ii) in no event shall the Option Price per share of any Option be less than the par value per share of the Common Stock. Notwithstanding the foregoing, the Administrator may in its discretion authorize the grant of substitute or assumed options of an acquired entity with an Option Price not equal to 100% of the Fair Market Value of the stock on the date of grant, if the terms of such substitution or assumption otherwise comply, to the extent deemed applicable, with Code Section 409A and/or Code Section 424(a).

c.   *Date of Grant*: An Option shall be considered to be granted on the date that the Administrator acts to grant the Option, or on such later date as may be established by the Administrator in accordance with Applicable Law.

d.   *Option Period and Limitations on the Right to Exercise Options*:

i.   The Option Period shall be determined by the Administrator at the time the Option is granted and shall be stated in the Award Agreement. The Option Period shall not extend more than 10 years from the date on which the Option

is granted (or five years with respect to Incentive Options granted to an Employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary, as provided in Section 6(b)). Any Option or portion thereof not exercised before expiration of the Option Period shall terminate. The period or periods during which, and the terms and conditions pursuant to which, an Option may vest and become exercisable shall be determined by the Administrator in its discretion, subject to the terms of the Plan (including but not limited to the provisions of Section 3(c) herein). Notwithstanding the foregoing, unless the Administrator determines otherwise, in the event that any portion of an exercisable Option is scheduled to expire on the last day of the Option Period or otherwise scheduled to expire pursuant to the applicable Award Agreement and both (A) the date on which such portion of the Option is scheduled to expire falls during a Company blackout trading period applicable to the Participant (whether such period is imposed at the election of the Company or is required by Applicable Law to be imposed) and (B) the Option Price per share of such portion of the Option is less than the Fair Market Value, then on the date that such portion of the Option is scheduled to expire, such portion of the Option (to the extent not previously exercised by the Participant) shall be automatically exercised on behalf of the Participant through a net settlement of both the Option Price and the applicable withholding taxes due (if any) upon such automatic exercise (as described in Section 7(d)(ii)(B), below), and the net number of shares of Common Stock resulting from such automatic exercise (or the cash equivalent thereof) shall be delivered to the Participant as soon as practicable thereafter.

      ii.   An Option may be exercised by giving written notice to the Company in form acceptable to the Administrator at such place and subject to such conditions as may be established by the Administrator or its designee. Such notice shall specify the number of shares to be purchased pursuant to an Option and the aggregate purchase price to be paid therefor and shall be accompanied by payment of such purchase price. Unless an Award Agreement provides otherwise, such payment shall be in the form of cash or cash equivalent; provided that, except where prohibited by the Administrator or Applicable Law (and subject to such terms and conditions as may be established by the Administrator), payment may also be made:

      1.   By delivery (by either actual delivery or attestation) of shares of Common Stock owned by the Participant for such time period, if any, as may be determined by the Administrator;

      2.   By shares of Common Stock withheld upon exercise;

      3.   By delivery of written notice of exercise to the Company and delivery to a broker of written notice of exercise and irrevocable instructions to promptly deliver to the Company the amount of sale or loan proceeds to pay the Option Price;

      4.   By such other payment methods as may be approved by the Administrator and which are acceptable under Applicable Law; and/or

      5.   By any combination of the foregoing methods.

Shares delivered or withheld in payment on the exercise of an Option shall be valued at their Fair Market Value on the date of exercise, as determined by the Administrator or its designee.

      iii.   The Administrator shall determine the extent, if any, to which a Participant may have the right to exercise an Option following termination of the Participant's employment or service with the Company. Such rights, if any, shall be subject to the sole discretion of the Administrator, shall be stated in the individual Award Agreement, need not be uniform among all Options issued pursuant to this Section 7, and may reflect distinctions based on the reasons for termination of employment or service.

      e.   *Notice of Disposition*: If shares of Common Stock acquired upon exercise of an Incentive Option are disposed of within two years following the date of grant or one year following the transfer of such shares to a Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Administrator may reasonably require.

      f.   *Limitation on Incentive Options*: In no event shall there first become exercisable by an Employee in any one calendar year Incentive Options granted by the Company or any Parent or Subsidiary with respect to shares having an aggregate Fair Market Value (determined at the time an Incentive Option is granted) greater than $100,000; provided that, if such limit is exceeded, then the first $100,000 of shares to become exercisable in such calendar year will be Incentive Options and the Options (or portion thereof) for

shares with a value in excess of $100,000 that first became exercisable in that calendar year will be Nonqualified Options. In the event the Code or the regulations promulgated thereunder are amended after the Effective Date of the Plan to provide for a different limitation on the Fair Market Value of shares permitted to be subject to Incentive Options, then such different limit shall be automatically incorporated herein. To the extent that any Incentive Options are first exercisable by a Participant in excess of the limitation described herein, the excess shall be considered a Nonqualified Option.

g. *Nontransferability of Options*: Incentive Options shall not be transferable (including by sale, assignment, pledge, or hypothecation) other than transfers for no consideration by will or the laws of intestate succession or, in the Administrator's discretion, such transfers for no consideration as may otherwise be permitted in accordance with Treasury Regulation Section 1.421-1(b)(2) or Treasury Regulation Section 1.421-2(c) or any successor provisions thereto. Nonqualified Options shall not be transferable (including by sale, assignment, pledge, or hypothecation) other than by will or the laws of intestate succession, except for transfers for no consideration if and to the extent permitted by the Administrator in a manner consistent with the registration provisions of the Securities Act. Except as may be permitted by the preceding, an Option shall be exercisable during the Participant's lifetime only by him or her by his or her guardian or legal representative. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

8. Stock Appreciation Rights

a. *Grant of SARs*: Subject to the limitations of the Plan, the Administrator may in its discretion grant SARs to such eligible Participants, in such numbers, upon such terms and at such times as the Administrator shall determine. SARs may be granted to the holder of an Option (a "Related Option") with respect to all or a portion of the shares of Common Stock subject to the Related Option (a "Related SAR") or may be granted separately to an eligible individual (a "Freestanding SAR"). The Base Price per share of a SAR shall be no less than 100% of the Fair Market Value per share of the Common Stock on the date the SAR is granted. Notwithstanding the foregoing, the Administrator may in its discretion authorize the grant of substitute or assumed SARs of an acquired entity with a Base Price per share not equal to at least 100% of the Fair Market Value of the stock on the date of grant, if the terms of such substitution or assumption otherwise comply, to the extent deemed applicable, with Code Section 409A and/or Code Section 424(a). A SAR shall be considered to be granted on the date that the Administrator acts to grant the SAR, or on such other date as may be established by the Administrator in accordance with Applicable Law.

b. *Related SARs*: A Related SAR may be granted either concurrently with the grant of the Related Option or (if the Related Option is a Nonqualified Option) at any time thereafter prior to the complete exercise, termination, expiration, or cancellation of such Related Option. The Base Price of a Related SAR shall be equal to the Option Price of the Related Option. Related SARs shall be exercisable only at the time and to the extent that the Related Option is exercisable (and may be subject to such additional limitations on exercisability as the Administrator may provide in an Award Agreement), and in no event after the complete termination or full exercise of the Related Option. Notwithstanding the foregoing, a Related SAR that is related to an Incentive Option may be exercised only to the extent that the Related Option is exercisable and only when the Fair Market Value exceeds the Option Price of the Related Option. Upon the exercise of a Related SAR granted in connection with a Related Option, the Option shall be canceled to the extent of the number of shares as to which the SAR is exercised, and upon the exercise of a Related Option, the Related SAR shall be canceled to the extent of the number of shares as to which the Related Option is exercised or surrendered.

c. *Freestanding SARs*: A SAR may be granted without relationship to an Option (as defined above, a "Freestanding SAR") and, in such case, will be exercisable upon such terms and subject to such conditions as may be determined by the Administrator, subject to the terms of the Plan.

d. *Exercise of SARs*:

i. Subject to the terms of the Plan (including but not limited to Section 3(c) herein), SARs shall be vested and exercisable in whole or in part upon such terms and conditions as may be established by the Administrator. The period during which a SAR may be exercisable shall not exceed 10 years from the date of grant or, in the case of Related SARs, such shorter Option Period as may apply to the Related Option (the "SAR Period").

ii. Notwithstanding the foregoing, unless the Administrator determines otherwise, in the event that any portion of an exercisable SAR is scheduled to expire on the last day of the SAR Period or otherwise scheduled to expire pursuant to the applicable Award Agreement and both (A) the date on which such portion of the SAR is scheduled to expire falls during a Company blackout trading period applicable to the Participant (whether such period is imposed at the election of the Company or is required by Applicable Law to be imposed) and (B) the Base Price per share of such portion of the SAR is less than the Fair Market Value, then on the date that such portion of the SAR is scheduled to expire, such portion of the

SAR (to the extent not previously exercised by the Participant) shall be automatically exercised on behalf of the Participant through a net settlement of both the Base Price and the applicable withholding taxes due (if any) upon such automatic exercise (as described in Section 8(e), below), and the consideration payable upon such automatic exercise shall be delivered to the Participant as soon as practicable thereafter. Any SAR or portion thereof not exercised before expiration of the SAR Period established by the Administrator shall terminate.

iii.   SARs may be exercised by giving written notice to the Company in form acceptable to the Administrator at such place and subject to such terms and conditions as may be established by the Administrator or its designee. Unless the Administrator determines otherwise, the date of exercise of a SAR shall mean the date on which the Company shall have received proper notice from the Participant of the exercise of such SAR.

iv.   The Administrator shall determine the extent, if any, to which a Participant may have the right to exercise a SAR following termination of the Participant's employment or service with the Company. Such rights, if any, shall be determined in the sole discretion of the Administrator, shall be stated in the individual Award Agreement, need not be uniform among all SARs issued pursuant to this Section 8, and may reflect distinctions based on the reasons for termination of employment or service.

e.   *Payment Upon Exercise*: Subject to the limitations of the Plan, upon the exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying (i) the excess, if any, of the Fair Market Value of a share of Common Stock on the date of exercise of the SAR over the Base Price of the SAR by (ii) the number of shares of Common Stock with respect to which the SAR is being exercised. The consideration payable upon exercise of a SAR shall be paid in cash, shares of Common Stock (valued at Fair Market Value on the date of exercise of the SAR), or a combination of cash and shares of Common Stock, as determined by the Administrator.

f.   *Nontransferability*: Unless the Administrator determines otherwise, SARs shall not be transferable (including by sale, assignment, pledge, or hypothecation) other than by will or the laws of intestate succession, except for transfers for no consideration if and to the extent permitted by the Administrator in a manner consistent with the registration provisions of the Securities Act. Except as may be permitted by the preceding sentence, SARs may be exercised during the Participant's lifetime only by him or her or by his or her guardian or legal representative. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

9.   Restricted Awards

a.   *Grant of Restricted Awards*: Subject to the limitations of the Plan, the Administrator may in its discretion grant Restricted Awards to such Participants, for such numbers of shares of Common Stock, upon such terms, and at such times as the Administrator shall determine. Such Restricted Awards may be in the form of Restricted Stock Awards and/or Restricted Stock Units that are subject to certain conditions, which conditions must be met in order for the Restricted Award to vest and be earned (in whole or in part) and no longer subject to forfeiture. Restricted Stock Awards shall be payable in shares of Common Stock. Restricted Stock Units shall be payable in cash or shares of Common Stock, or partly in cash and partly in shares of Common Stock, in accordance with the terms of the Plan and the discretion of the Administrator. Subject to the provisions of Section 3(c) herein, the Administrator shall determine the nature, length, and starting date of the period, if any, during which a Restricted Award may be earned (the "Restriction Period"), and shall determine the conditions which must be met in order for a Restricted Award to be granted or to vest or be earned (in whole or in part), which conditions may include, but are not limited to, payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time, a combination of attainment of performance objectives and continued service, Retirement, Disability, death, Qualifying Termination, or other termination of employment or service, or any combination of such conditions. In the case of Restricted Awards based upon performance factors or criteria, or a combination of performance factors or criteria and continued service, the Administrator shall determine the Performance Measures applicable to such Restricted Awards.

b.   *Vesting of Restricted Awards*: Subject to the terms of the Plan (and taking into account any Code Section 409A considerations), the Administrator shall have sole authority to determine whether and to what degree Restricted Awards have vested and been earned and are payable and to establish and interpret the terms and conditions of Restricted Awards.

c.   *Termination of Employment or Service; Forfeiture*: Unless the Administrator determines otherwise, if the employment or service of a Participant shall be terminated for any reason (whether by the Company or the Participant and whether voluntary or involuntary) and all or any part of a Restricted Award has not vested or been earned pursuant to the terms of the Plan and related Award Agreement, such Award, to the extent not then vested or earned, shall be forfeited immediately upon such termination and the Participant shall have no further rights with respect thereto.

d.　*Share Certificates; Escrow*: Unless the Administrator determines otherwise, a certificate or certificates representing the shares of Common Stock subject to a Restricted Stock Award shall be issued in the name of the Participant (or, in the case of uncertificated shares, other written evidence of ownership in accordance with Applicable Law shall be provided) after the Award has been granted. Notwithstanding the foregoing, the Administrator may require that (i) a Participant deliver the certificate(s) (or other instruments) for such shares to the Administrator or its designee to be held in escrow until the Restricted Stock Award vests and is no longer subject to a substantial risk of forfeiture (in which case the shares will be promptly released to the Participant) or is forfeited (in which case the shares shall be returned to the Company); and/or (ii) a Participant deliver to the Company a stock power, endorsed in blank (or similar instrument), relating to the shares subject to the Restricted Stock Award which are subject to forfeiture. Unless the Administrator determines otherwise, a certificate or certificate representing shares of Common Stock issuable pursuant to a Restricted Stock Unit shall be issued in the name of the Participant (or, in the case of uncertificated shares, other written evidence of ownership in accordance with Applicable Law shall be provided) promptly after the Award (or portion thereof) has vested and been earned and is distributable (taking into account any Code Section 409A considerations).

e.　*Nontransferability*: Unless the Administrator determines otherwise, Restricted Awards that have not vested shall not be transferable (including by sale, assignment, pledge, or hypothecation) other than transfers for no consideration by will or the laws of intestate succession, and the recipient of a Restricted Award shall not sell, transfer, assign, pledge, or otherwise encumber shares subject to the Award until the Restriction Period has expired and until all conditions to vesting have been met. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

10.　Performance Awards

a.　*Grant of Performance Awards*: Subject to the terms of the Plan, the Administrator may in its discretion grant Performance Awards to such eligible Participants upon such terms and conditions and at such times as the Administrator shall determine. Performance Awards may be in the form of Performance Shares and/or Performance Units. An Award of a Performance Share is a grant of a right to receive shares of Common Stock, the cash value thereof, or a combination thereof (in the Administrator's discretion), which is contingent upon the achievement of performance or other objectives during a specified period and which has a value on the date of grant equal to the Fair Market Value of a share of Common Stock. An Award of a Performance Unit is a grant of a right to receive shares of Common Stock or a designated dollar value amount of Common Stock, which is contingent upon the achievement of performance or other objectives during a specified period, and which has an initial value determined in a dollar amount established by the Administrator at the time of grant. The Administrator shall have discretion to determine the number of Performance Units and/or Performance Shares granted to any Participant. Subject to the provisions of Section 3(c) herein, the Administrator shall determine the nature, length, and starting date of the period during which a Performance Award may be earned (the "Performance Period"), and shall determine the conditions which must be met in order for a Performance Award to be granted or to vest or be earned (in whole or in part), which conditions may include but are not limited to payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time, Retirement, Disability, death, Qualifying Termination, or other termination of employment or service, or any combination of such conditions. The Administrator shall determine the Performance Measures applicable to such Performance Awards.

b.　*Earning of Performance Awards*: Subject to the terms of the Plan (and taking into account any Code Section 409A considerations), the Administrator shall have sole authority to determine whether and to what degree Performance Awards have been earned and are payable and to interpret the terms and conditions of Performance Awards and the provisions of this Section 10.

c.　*Form of Payment*: Payment of the amount to which a Participant shall be entitled upon earning a Performance Award shall be made in cash, shares of Common Stock, or a combination of cash and shares of Common Stock, as determined by the Administrator in its sole discretion. Payment may be made in a lump sum or upon such terms as may be established by the Administrator (taking into account any Code Section 409A considerations).

d.　*Termination of Employment or Service; Forfeiture*: Unless the Administrator determines otherwise (taking into account any Code Section 409A considerations), if the employment or service of a Participant shall terminate for any reason (whether by the Company or the Participant and whether voluntary or involuntary) and the Participant has not earned all or part of a Performance Award pursuant to the terms of the Plan and related Award Agreement, such Award, to the extent not then earned, shall be forfeited immediately upon such termination and the Participant shall have no further rights with respect thereto.

e.　*Nontransferability*: Unless the Administrator determines otherwise, Performance Awards which have not been earned shall not be transferable (including by sale, assignment, pledge, or hypothecation) other than transfers for no consideration by will or the laws of intestate succession, and the recipient of a Performance Award shall not sell, transfer, assign, pledge, or otherwise

encumber any shares or any other benefit subject to the Award until the Performance Period has expired and the conditions to earning the Award have been met. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

11.   Phantom Stock Awards

        a.   *Grant of Phantom Stock Awards*: Subject to the terms of the Plan (including but not limited to Section 3(c) herein), the Administrator may in its discretion grant Phantom Stock Awards to such eligible Participants, in such numbers, upon such terms and conditions, and at such times as the Administrator shall determine. A Phantom Stock Award is an Award to a Participant of a number of hypothetical share units with respect to shares of Common Stock, with a value based on the Fair Market Value of a share of Common Stock (unless the Administrator determines otherwise).

        b.   *Vesting of Phantom Stock Awards*: Subject to the terms of the Plan (and taking into account any Code Section 409A considerations), the Administrator shall have sole authority to determine whether and to what degree Phantom Stock Awards have vested and are payable and to interpret the terms and conditions of Phantom Stock Awards.

        c.   *Termination of Employment or Service; Forfeiture*: Unless the Administrator determines otherwise (taking into account any Code Section 409A considerations), if the employment or service of a Participant shall be terminated for any reason (whether by the Company or the Participant and whether voluntary or involuntary) and all or any part of a Phantom Stock Award has not vested and become payable pursuant to the terms of the Plan and related Award Agreement, such Award, to the extent not then vested or earned, shall be forfeited immediately upon such termination and the Participant shall have no further rights with respect thereto.

        d.   *Payment of Phantom Stock Awards*: Upon vesting of all or a part of a Phantom Stock Award and satisfaction of such other terms and conditions as may be established by the Administrator, the Participant shall be entitled to a payment of an amount equal to the Fair Market Value of one share of Common Stock with respect to each such Phantom Stock unit which has vested and is payable (unless the Administrator determines otherwise). Payment may be made, in the discretion of the Administrator, in cash or in shares of Common Stock valued at their Fair Market Value on the applicable vesting date or dates (or other date or dates determined by the Administrator), or in a combination thereof. Payment may be made in a lump sum or upon such terms as may be established by the Administrator (taking into account any Code Section 409A considerations).

        e.   *Nontransferability*: Unless the Administrator determines otherwise, (i) Phantom Stock Awards shall not be transferable (including by sale, assignment, pledge, or hypothecation) other than transfers for no consideration by will or the laws of intestate succession, and (ii) shares of Common Stock (if any) subject to a Phantom Stock Award may not be sold, transferred, assigned, pledged, or otherwise encumbered until the Phantom Stock Award has vested and all other conditions established by the Administrator have been met. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

12.   Other Stock-Based Awards

        The Administrator shall have the authority to grant Other Stock-Based Awards to one or more eligible Participants. Such Other Stock-Based Awards may be valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock or Awards for shares of Common Stock, including but not limited to Other Stock-Based Awards granted in lieu of bonus, salary, or other compensation, Other Stock-Based Awards granted with vesting or performance conditions, and/or Other Stock-Based Awards granted without being subject to vesting or performance conditions (subject to the terms of Section 3(c) herein). Subject to the provisions of the Plan, the Administrator shall determine the number of shares of Common Stock to be awarded to a Participant under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, shares of Common Stock or a combination of cash and shares of Common Stock; and the other terms and conditions of such Awards. Unless the Administrator determines otherwise, (i) Other Stock-Based Awards shall not be transferable (including by sale, assignment, pledge, or hypothecation) other than transfers for no consideration by will or the laws of intestate succession, and (ii) shares of Common Stock (if any) subject to an Other Stock-Based Award and any related benefits may not be sold, transferred, assigned, pledged, or otherwise encumbered until the Other Stock-Based Award has vested and all other conditions established by the Administrator have been met. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

13.   Dividends and Dividend Equivalents

        The Administrator may, in its sole discretion, provide that Awards other than Options and SARs earn dividends or dividend equivalent rights ("dividend equivalents"); provided, however, that dividends and dividend equivalents (whether paid in cash or shares of Common Stock), if any, on unearned or unvested Awards shall not be paid (even if accrued) unless and until the underlying Award

(or portion thereof) has vested and/or been earned. Any crediting of dividends or dividend equivalents may be subject to such additional restrictions and conditions as the Administrator may establish, including reinvestment in additional shares of Common Stock or share equivalents. Notwithstanding the other provisions herein, any dividends or dividend equivalents related to an Award shall be structured in a manner so as to avoid causing the Award and related dividends or dividend equivalents to be subject to Code Section 409A or shall otherwise be structured so that the Award and dividends or dividend equivalents are in compliance with Code Section 409A.

14.   Change of Control

Notwithstanding any other provision in the Plan to the contrary, the following provisions shall apply in the event of a Change of Control (except to the extent, if any, otherwise required under Code Section 409A or provided in an Award Agreement):

a.   To the extent that the successor or surviving company in the Change of Control event does not assume or substitute for an Award (or in which the Company is the ultimate parent corporation and does not continue the Award) on substantially similar terms or with substantially equivalent economic benefits (as determined by the Administrator) as Awards outstanding under the Plan immediately prior to the Change of Control event, (i) all outstanding Options and SARs shall become fully vested and exercisable, whether or not then otherwise vested and exercisable; and (ii) any restrictions, including but not limited to the Restriction Period, Performance Period, and/or performance factors or criteria applicable to any outstanding Awards other than Options or SARs shall be deemed to have been met, and such Awards shall become fully vested, earned, and payable to the fullest extent of the original grant of the applicable Award; provided that, in the case of performance-based Awards, such Awards shall be deemed earned based on actual performance as of the effective date of the Change of Control, unless otherwise provided in an individual Award Agreement.

b.   Further, in the event that an Award is substituted, assumed, or continued as provided in Section 14(a) herein, the Award will nonetheless become vested (and, in the case of Options and SARs, exercisable) in full and any restrictions, including but not limited to the Restriction Period, Performance Period, and/or performance factors or criteria applicable to any outstanding Award other than Options or SARs shall be deemed to have been met, and such Awards shall become fully vested, earned, and payable to the fullest extent of the original award (provided that, in the case of performance-based Awards, such Awards shall be deemed earned based on actual performance as of the effective date of the Change of Control, unless otherwise provided in an individual Award Agreement), if the employment or service of the Participant is terminated within six months before the effective date of a Change of Control (in which case vesting shall not occur until the effective date of the Change of Control) or one year after the effective date of a Change of Control and such termination of employment or service (i) is by the Company not for Cause or (ii) is by the Participant for Good Reason. For clarification, for the purposes of this Section 14, the "Company" shall include any successor to the Company.

c.   *Effect of Change in Control or Other Agreement*: Notwithstanding any other provision of the Plan to the contrary, and unless an individual Award Agreement expressly provides otherwise, in the event that a Participant has entered into or is a participant in a change in control, employment, consulting, or similar plan or agreement with or established by the Company or an Affiliate, the Participant shall be entitled to the greater of the benefits provided upon a Change of Control of the Company under the Plan or the benefits provided upon a change of control of the Company under the other respective plan or agreement, and such other respective plan or agreement shall not be construed to reduce in any way the benefits otherwise provided to a Participant upon the occurrence of a Change of Control as defined in the Plan.

15.   Withholding

The Company shall withhold all required local, state, federal, foreign, and other taxes and any other amount required to be withheld by any governmental authority or law from any amount payable in cash with respect to an Award. Prior to the delivery or transfer of any certificate for shares or any other benefit conferred under the Plan, the Company shall require any Participant or other person to pay to the Company in cash the amount of any tax or other amount required by any governmental authority to be withheld and paid over by the Company to such authority for the account of such recipient. Notwithstanding the foregoing, the Administrator may in its discretion establish procedures to permit a recipient to satisfy such obligation in whole or in part, and any local, state, federal, foreign, or other income tax obligations relating to such an Award, by electing (the "election") to deliver to the Company shares of Common Stock held by the Participant (which are fully vested and not subject to any pledge or other security interest) or to have the Company withhold shares of Common Stock from the shares to which the recipient is otherwise entitled. The number of shares to be withheld or delivered shall have a Fair Market Value as of the date that the amount of tax to be withheld is determined as nearly equal as possible to, but not exceeding (unless otherwise permitted by the Administrator in a manner in accordance with Applicable Law and applicable accounting principles), the amount of such obligations being satisfied. Each election must be made in writing to the Administrator in accordance with election procedures established by the Administrator.

16.   Amendment and Termination of the Plan and Awards

        a.   *Amendment and Termination of Plan; Prohibition on Repricing*: The Plan may be amended, altered, suspended, and/or terminated at any time by the Board; provided, that (i) approval of an amendment to the Plan by the stockholders of the Company shall be required to the extent, if any, that stockholder approval of such amendment is required by Applicable Law; and (ii) except for adjustments made pursuant to Section 5(d) or in connection with a Change of Control, the Company may not, without obtaining stockholder approval, (A) amend the terms of outstanding Options or SARs to reduce the Option Price or Base Price of such outstanding Options or SARs; (B) exchange outstanding Options or SARs for cash, for Options or SARs with an Option Price or Base Price that is less than the Option Price or Base Price of the original Option or SAR, or for other equity awards at a time when the original Option or SAR has an Option Price or Base Price, as the case may be, above the Fair Market Value of the Common Stock; or (C) take other action with respect to Options or SARs that would be treated as a repricing under the rules of the principal stock exchange on which shares of the Common Stock are listed.

        b.   *Amendment and Termination of Awards*: The Administrator may amend, alter, suspend, and/or terminate any Award granted under the Plan, prospectively or retroactively, but (except as otherwise provided in Section 3(b) or Section 16(c)) such amendment, alteration, suspension, or termination of an Award shall not, without the written consent of the recipient of an outstanding Award, materially adversely affect the rights of the recipient with respect to the Award.

        c.   *Amendments to Comply with Applicable Law*: Notwithstanding Section 16(a) and Section 16(b) herein, the following provisions shall apply:

        i.   The Administrator shall have unilateral authority to amend the Plan and any Award (without Participant consent) to the extent necessary to comply with Applicable Law or changes to Applicable Law (including but in no way limited to Code Section 409A, Code Section 422, and federal securities laws).

        ii.   The Administrator shall have unilateral authority to make adjustments to the terms and conditions of Awards in recognition of unusual or nonrecurring events affecting the Company or any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in Applicable Law, or accounting principles, if the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or necessary or appropriate to comply with applicable accounting principles or Applicable Law.

17.   Restrictions on Awards and Shares; Compliance with Applicable Law

        a.   *General*: As a condition to the issuance and delivery of Common Stock hereunder, or the grant of any benefit pursuant to the Plan, the Company may require a Participant or other person at any time and from time to time to become a party to an Award Agreement, other agreement(s) restricting the transfer, purchase, repurchase, and/or voting of shares of Common Stock of the Company, and any employment agreements, consulting agreements, non-competition agreements, confidentiality agreements, non-solicitation agreements, non-disparagement agreements, or other agreements imposing such restrictions as may be required by the Company. In addition, without in any way limiting the effect of the foregoing, each Participant or other holder of shares issued under the Plan shall be permitted to transfer such shares only if such transfer is in accordance with the Plan, the Award Agreement, any other applicable agreements, and Applicable Law. The receipt of shares of Common Stock or other benefits under the Plan by a Participant or any other holder shall be subject to, and conditioned upon, the agreement of the Participant or other holder to the restrictions described in the Plan, the Award Agreement, any other applicable agreements, and Applicable Law.

        b.   *Compliance with Applicable Laws, Rules and Regulations*: The Company may impose such restrictions on Awards, shares of Common Stock, and any other benefits underlying Awards hereunder as it may deem advisable, including without limitation restrictions under the federal securities laws, the requirements of any stock exchange or similar organization, and any blue sky, state, or foreign securities or other laws applicable to such securities. Notwithstanding any other Plan provision to the contrary, the Company shall not be obligated to issue, deliver, or transfer shares of Common Stock under the Plan, make any other distribution of benefits under the Plan, or take any other action, unless such delivery, distribution, or action is in compliance with Applicable Law (including but not limited to the requirements of the Securities Act). The Company will be under no obligation to register shares of Common Stock or other securities with the Securities and Exchange Commission or to effect compliance with the exemption, registration, qualification, or listing requirements of any state securities laws, stock exchange or similar organization, and the Company will have no liability for any inability or failure to do so. The Company may cause a restrictive legend or legends to be placed on any certificate issued pursuant to an Award hereunder in such form as may be prescribed from time to time by Applicable Law or as may be advised by legal counsel.

18.   No Right or Obligation of Continued Employment or Service or to Awards; Compliance with the Plan

Neither the Plan, an Award, an Award Agreement nor any other action related to the Plan shall confer upon a Participant any right to continue in the employ or service of the Company or an Affiliate as an Employee, Director, or Consultant, or interfere in any way with the right of the Company or an Affiliate to terminate the Participant's employment or service at any time. Except as otherwise provided in the Plan, an Award Agreement, or as may be determined by the Administrator, all rights of a Participant with respect to an Award shall terminate upon the termination of the Participant's employment or service. In addition, no person shall have any right to be granted an Award, and the Company shall have no obligation to treat Participants or Awards uniformly. By participating in the Plan, each Participant shall be deemed to have accepted all of the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Administrator and shall be fully bound thereby. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant's normal or expected compensation, and in no way represents any portion of a Participant's salary, compensation or other remuneration for purposes of pension benefits, severance, redundancy, resignation, or any other purpose.

19.   General Provisions

a.   *Stockholder Rights*: Except as otherwise determined by the Administrator (and subject to the provisions of Section 9(d) regarding Restricted Awards), a Participant and his or her legal representative, legatees, or distributees shall not be deemed to be the holder of any shares of Common Stock subject to an Award and shall not have any rights of a stockholder unless and until certificates for such shares have been issued and delivered to him or them under the Plan. A certificate or certificates for shares of Common Stock acquired upon exercise of an Option or SAR shall be issued in the name of the Participant or his or her beneficiary and distributed to the Participant or his or her beneficiary (or, in the case of uncertificated shares, other written notice of ownership in accordance with Applicable Law shall be provided) as soon as practicable following receipt of notice of exercise and, with respect to Options, payment of the Option Price (except as may otherwise be determined by the Company in the event of payment of the Option Price pursuant to Section 7(d)(ii)(C)). Except as otherwise provided in Section 9(d) regarding Restricted Stock Awards or otherwise determined by the Administrator, a certificate for any shares of Common Stock issuable pursuant to a Restricted Award, Performance Award, Phantom Stock Award, or Other Stock-Based Award shall be issued in the name of the Participant or his or her beneficiary and distributed to the Participant or his or her beneficiary (or, in the case of uncertificated shares, other written notice of ownership in accordance with Applicable Law shall be provided) after the Award (or portion thereof) has vested and been earned.

b.   *Section 16(b) Compliance*: To the extent that any Participants in the Plan are subject to Section 16(b) of the Exchange Act, it is the general intention of the Company that transactions under the Plan shall comply with Rule 16b-3 under the Exchange Act and that the Plan shall be construed in favor of such Plan transactions meeting the requirements of Rule 16b-3 or any successor rules thereto. Notwithstanding anything in the Plan to the contrary, the Administrator, in its sole and absolute discretion, may bifurcate the Plan so as to restrict, limit, or condition the use of any provision of the Plan to Participants who are officers or directors subject to Section 16 of the Exchange Act without so restricting, limiting, or conditioning the Plan with respect to other Participants.

c.   *Unfunded Plan; No Effect on Other Plans*:

i.   The Plan shall be unfunded, and the Company shall not be required to create a trust or segregate any assets that may at any time be represented by Awards under the Plan. The Plan shall not establish any fiduciary relationship between the Company and any Participant or other person. Neither a Participant nor any other person shall, by reason of the Plan, acquire any right in or title to any assets, funds, or property of the Company or any Affiliate, including, without limitation, any specific funds, assets, or other property which the Company or any Affiliate, in their discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to shares of Common Stock or other amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Affiliate. Nothing contained in the Plan shall constitute a guarantee that the assets of such entities shall be sufficient to pay any benefits to any person.

ii.   The amount of any compensation deemed to be received by a Participant pursuant to an Award shall not constitute compensation with respect to which any other employee benefits of such Participant are determined, including, without limitation, benefits under any bonus, pension, profit sharing, life insurance, or salary continuation plan, except as otherwise specifically provided by the terms of such plan or as may be determined by the Administrator.

iii.   Except as otherwise provided in the Plan, the adoption of the Plan shall not affect any other stock incentive or other compensation plans in effect for the Company or any Affiliate, nor shall the Plan preclude the Company from establishing any other forms of stock incentive or other compensation for employees or service providers of the Company or any Affiliate.

d. *Governing Law*: The Plan and Awards shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws provisions of any state, and in accordance with applicable federal laws of the United States. Any and all disputes between a Participant or person claiming through him or her and the Company or any Affiliate relating to the Plan or an Award shall be brought only in the state courts of Greenville, South Carolina, or the United States District Court for the District of South Carolina, Greenville division, as appropriate.

e. *Beneficiary Designation*: The Administrator may, in its discretion, permit a Participant to designate in writing a person or persons as beneficiary, which beneficiary shall be entitled to receive settlement of Awards (if any) to which the Participant is otherwise entitled in the event of death. In the absence of such designation by a Participant, and in the event of the Participant's death, the estate of the Participant shall be treated as beneficiary for purposes of the Plan, unless the Administrator determines otherwise. The Administrator shall have discretion to approve and interpret the form or forms of such beneficiary designation. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent that the Plan and/or Award Agreement provide otherwise, and to any additional restrictions deemed necessary or appropriate by the Administrator.

f. *Gender and Number*: Except where otherwise indicated by the context, words in any gender shall include any other gender, words in the singular shall include the plural, and words in the plural shall include the singular.

g. *Severability*: If any provision of the Plan or an Award Agreement shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan or the Award Agreement, and the Plan or Award Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

h. *Rules of Construction*: Headings are given to the sections of the Plan solely as a convenience to facilitate reference. The reference to any statute, regulation, or other provision of law shall (unless the Administrator determines otherwise) be construed to refer to any amendment to or successor of such provision of law.

i. *Successors and Assigns*: The Plan shall be binding upon the Company, its successors and assigns, and Participants, their executors, administrators, and permitted transferees and beneficiaries.

j. *Award Agreement*: The grant of any Award under the Plan shall be evidenced by an Award Agreement between the Company and the Participant. Such Award Agreement may state terms, conditions, and restrictions applicable to the Award and any may state such other terms, conditions, and restrictions, including but not limited to terms, conditions, and restrictions applicable to shares of Common Stock (or other benefits) subject to an Award, as may be established by the Administrator.

k. *Right of Offset*: Notwithstanding any other provision of the Plan or an Award Agreement, the Company may at any time (subject to any Code Section 409A considerations) reduce the amount of any payment or benefit otherwise payable to or on behalf of a Participant by the amount of any obligation of the Participant to or on behalf of the Company or an Affiliate that is or becomes due and payable.

l. *Uncertified Shares*: Notwithstanding anything in the Plan to the contrary, to the extent the Plan provides for the issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may, in the Company's discretion, be effected on a non-certificated basis, to the extent not prohibited by the Company's certificate of incorporation or bylaws or by Applicable Law (including but not limited to applicable state corporate law and the applicable rules of any stock exchange on which the Common Stock may be traded).

m. *Income and Other Taxes*: Participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards (including but not limited to any taxes arising under Code Section 409A), and the Company shall not have any obligation to indemnify, gross up, or otherwise hold any Participant or any other person harmless from any or all of such taxes. The Company shall have no responsibility to take or refrain from taking any actions in order to achieve a certain tax result for a Participant or any other person.

n. *Effect of Certain Changes in Status*: Notwithstanding the other terms of the Plan or an Award Agreement, the Administrator has sole discretion to determine (taking into account any Code Section 409A considerations), at the time of grant of an Award or at any time thereafter, the effect, if any, on Awards (including but not limited to modifying the vesting, exercisability, and/or earning of Awards) granted to a Participant if the Participant's status as an Employee, Director, or Consultant changes, including but not limited to a change from full-time to part-time, or vice versa, or if other similar changes in the nature or scope of the Participant's employment or service occur.

o.	*Stockholder Approval*: The Plan is subject to the approval of the stockholders of the Company, which approval must occur, if at all, within 12 months of the Effective Date. Amendments to the Plan shall be subject to stockholder approval if and to the extent required under Applicable Law.

p.	*Deferrals*: Subject to the provisions of this Section 19(p) and Section 20, the Administrator may permit or require a Participant to defer such Participant's receipt of the payment of cash or the delivery of shares of Common Stock that would otherwise be payable with respect to an Award. Any such deferral shall be subject to such terms and conditions as may be established by the Administrator and to any applicable Code Section 409A requirements.

q.	*Fractional Shares*: Except as otherwise provided in an Award Agreement or determined by the Administrator, (i) the total number of shares issuable pursuant to the exercise, vesting or earning of an Award shall be rounded down to the nearest whole share, and (ii) no fractional shares shall be issued. The Administrator may, in its discretion, determine that a fractional share shall be settled in cash.

r.	*Compliance with Recoupment, Ownership and Other Policies or Agreements*: Notwithstanding anything in the Plan or an Award Agreement to the contrary, the Administrator may, at any time, consistent with, but without limiting, the authority granted in Section 3(b) herein, in its discretion provide that an Award, shares of Common Stock, cash, or other benefits related to an Award shall be forfeited and/or recouped if the Participant, during employment or service or following termination of employment or service for any reason, engages in certain specified conduct, including but not limited to violation of policies of the Company or an Affiliate, breach of non-solicitation, non-competition, confidentiality, or other restrictive covenants, or other conduct by the Participant that is determined by the Administrator to be detrimental to the business or reputation of the Company or any Affiliate. In addition, without limiting the effect of the foregoing, as a condition to participation in the Plan, each Participant shall be deemed to have agreed to comply with the Company's Dodd-Frank Act Compensation Recoupment (Clawback) Policy, Supplemental Compensation Recoupment (Clawback) Policy, Stock Ownership and Retention Policy (including but not limited to such policy's stock retention requirements) and/or other policies adopted by the Company or an Affiliate, each as in effect from time to time and to the extent applicable to the Participant. Further, each Participant shall be subject to such compensation recovery, recoupment, forfeiture, or other similar provisions as may apply under an Award Agreement, other agreement or arrangement, and/or Applicable Law. By participating in the Plan, a Participant shall be deemed to have consented to the provisions of the Plan, including but not limited to this Section 19(r).

s.	*Attestation*: Wherever in the Plan or any Award Agreement a Participant is permitted to pay the Option Price of an Option or taxes relating to the exercise, vesting, or earning of an Award by delivering shares of Common Stock, the Participant may, unless the Administrator determines otherwise and subject to procedures satisfactory to the Administrator, satisfy such delivery requirement by presenting proof of beneficial ownership of such shares, in which case the Company shall treat the Award as exercised, vested, or earned without further payment and/or shall withhold such number of shares from the shares acquired by the exercise, vesting, or earning of the Award, as appropriate.

t.	*Plan Controls*: Unless the Administrator determines otherwise, (i) in the event of a conflict between any term or provision contained in the Plan and an express term contained in any Award Agreement, the applicable terms and provisions of the Plan will govern and prevail, and (ii) the terms of an Award Agreement shall not be deemed to be in conflict or inconsistent with the Plan merely because they impose greater or additional restrictions, obligations, or duties, or if the Award Agreement provides that such Award Agreement terms apply notwithstanding the provisions to the contrary in the Plan.

u.	*Electronic Delivery and Participation*: The Company may, in its sole discretion, decide to deliver to and obtain a Participant's acceptance of any documents related to an Award that may be granted under the Plan by electronic means or request such Participant's consent to participate in the Plan by electronic means.

20.	Compliance with Code Section 409A

Notwithstanding any other provision in the Plan or an Award Agreement to the contrary, if and to the extent that Code Section 409A is deemed to apply to the Plan or any Award, it is the general intention of the Company that the Plan and all such Awards shall, to the extent practicable, comply with, or be exempt from, Code Section 409A, and the Plan and any such Award Agreement shall, to the extent practicable, be construed in accordance therewith. Deferrals of shares or any other benefit issuable pursuant to an Award that are otherwise exempt from Code Section 409A in a manner that would cause Code Section 409A to apply shall not be permitted unless such deferrals are in compliance with, or exempt from, Code Section 409A. In the event that the Company (or a successor thereto) has any stock which is publicly traded on an established securities market or otherwise, distributions that are subject to Code Section 409A to any Participant who is a "specified employee" (as defined under Code Section 409A) upon a separation

from service may only be made following the expiration of the six-month period after the date of separation from service (with such distributions that were delayed to be made during the seventh month following separation of service, and any remaining payments due to be made in accordance with the Plan or Award Agreement), or, if earlier than the end of the six-month period, the date of death of the specified employee, or as otherwise permitted under Code Section 409A; and, provided further, if such a distribution is settled in cash in an amount based on the Fair Market Value of the Common Stock, then the Fair Market Value of the Common Stock shall be determined as of the date of settlement following the expiration of the six-month period unless an Award Agreement provides otherwise. For the purposes herein, the phrase "termination of employment" or similar phrases will be interpreted in accordance with the term "separation from service" as defined under Code Section 409A if and to the extent required under Code Section 409A. For purposes of Code Section 409A, each installment payment provided under the Plan or an Award Agreement shall be treated as a separate payment. Without in any way limiting the effect of any of the foregoing, (i) in the event that Code Section 409A requires that any special terms, provisions, or conditions be included in the Plan or any Award Agreement, then such terms, provisions, and conditions shall, to the extent practicable, be deemed to be made a part of the Plan or Award Agreement, as applicable, and (ii) terms used in the Plan or an Award Agreement shall be construed in accordance with Code Section 409A if and to the extent required. Neither the Company, its Affiliates, the Board, the Committee nor its or their designees or agents makes any representations that the payments or benefits provided under the Plan or an Award Agreement comply with Code Section 409A, and in no event will the Company, its Affiliates, the Board, the Committee nor its or their designees or agents be liable for any portion of any taxes, penalties, interest, or other expenses that may be incurred by the Participant (or any person claiming through him or her) on account of non-compliance with Code Section 409A.

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IN WITNESS WHEREOF, this Regional Management Corp. 2024 Long-Term Incentive Plan, as Amended and Restated effective as of May 14, 2026, is, by the authority of the Board of Directors of the Company, executed on behalf of the Company, effective as of May 14, 2026.

REGIONAL MANAGEMENT CORP.

By: _____

Name: Lakhbir S. Lamba

Title: President and Chief Executive Officer

ATTEST:

By: _____

Name: Catherine R. Atwood

Title: Senior Vice President, General Counsel, and Secretary



QUICK FACTS (as of December 31, 2025)

 **$2.1** billion
in finance receivables

 **353**
branches

 **19** states
AL • AZ • CA • GA • ID • IL • IN
LA • MS • MO • NM • NC • OK
SC • TX • TN • UT • VA • WI

MANAGEMENT TEAM

Lakhbir Lamba
President
and Chief Executive Officer

Harpreet Rana
Executive Vice President
and Chief Financial
and Administrative Officer

Manish Parmar
Executive Vice President
and Chief Credit Risk Officer

Brian J. Fisher
Executive Vice President
and Chief Strategy
and Development Officer

Catherine R. Atwood
Senior Vice President,
General Counsel, and Secretary

CONTACT INFORMATION

Regional Management Corp.
979 Batesville Road, Suite B
Greer, SC 29651

Telephone: (864) 448-7000

RegionalManagement.com

COMPANY OVERVIEW

Regional Management Corp. (NYSE: RM) is a diversified consumer finance company focused on relationship-based lending. We provide flexible and affordable installment loan products primarily to customers with limited access to consumer credit from banks, thrifts, credit card companies, and other lenders. As of December 31, 2025, we had approximately 590,800 accounts and $2.1 billion in outstanding finance receivables, which reflects a $248 million, or 13%, increase from December 31, 2024.

BRANCH NETWORK & ORIGINATION CHANNELS

We operate under the name "Regional Finance" online and in 353 branches across 19 states as of the end of 2025. Our integrated branch model is the foundation of our multi-channel origination strategy, with the majority of loans, regardless of origination channel, serviced through our branch network with the support of centralized sales, underwriting, service, collections, and administrative teams. We believe that our high-touch customer service model builds strong relationships, fosters customer loyalty, and improves credit performance. In addition to our branch network, we promote our products and facilitate loan applications and originations through direct mail campaigns, digital partners, and our consumer website.

LOAN PRODUCTS

We underwrite our loans based on our customers' ability to make monthly payments out of their discretionary income, with the value of any pledged collateral serving as a credit enhancement rather than the primary underwriting criterion. Our loan products are more affordable and flexible than those offered by alternative financial service providers, such as payday and title lenders. We also report our customers' payment performance to national credit reporting agencies, allowing our customers the opportunity to establish or improve their credit history. In 2025, we worked with many of our deserving customers to refinance over 26,000 of our customers' small loans into large loans, representing $163.3 million in finance receivables at origination, and resulting in a decrease in these customers' average APR from 42.7% to 30.6%. Our goal is to consistently grow our finance receivables and to soundly manage our portfolio risk, while providing our customers with attractive and easy-to-understand loan products that serve their varied financial needs.

LOAN FEATURES

- Fixed Rate
- Fixed Term
- Equal Monthly Payments
- Fully-Amortizing
- Flexible Loan Sizes & Maturities
- No Pre-Payment Penalties

Loan Products	Size*	Term	APR*
Large Installment Loans	Range: $2,501 − $35,000 Average principal balance: $6,500	18 to 60 months	30.6%
Small Installment Loans	Range: $500 − $2,500 Average principal balance: $2,200	6 to 48 months	44.3%

*Average principal balances and weighted APRs based on 2025 originations.

OPPORTUNITY FOR GROWTH

We serve a large, addressable market of non-prime consumers. We plan to continue to increase the size of our overall loan receivables by focusing on the growth of our core large loan, small loan, and auto-secured portfolios within our existing branches, by expanding our branch network in our current footprint and in nearby states, and by further leveraging digital origination channels. In addition, we believe that investment in our data and analytics and artificial intelligence capabilities will continue to drive portfolio growth, while also leading to better returns. We believe that by broadening our origination channels, we will have the opportunity to reach new customers and to offer new products to existing customers as their credit profiles and needs evolve.

BUSINESS & FINANCIAL HIGHLIGHTS

- Revenue growth at a 5-year CAGR of 11.5%, from $373.9 million in 2020 to $645.6 million in 2025
- 2025 net income of $44.4 million
- 2025 diluted earnings per share of $4.45
- Aggregate receivables growth at a 5-year CAGR of 13.5%, from $1.1 billion in 2019 to $2.1 billion in 2025

INVESTOR INQUIRIES

Garrett Edson, ICR • (203) 682-8331 • investor.relations@regionalmanagement.com

2025 Annual Report

Fiscal Year 2025 Form 10-K

Proxy Statement for the
2026 Annual Meeting of Stockholders